SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6 - K



Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934



For the month of June 2006.

Commission File Number: 1-07294

PROCESSED
AUG 0 2 2006
THOMSON
FINANCIAL

KUBOTA CORPORATION

(Translation of registrant's name into English)

2-47, Shikitsuhigashi 1-chome, Naniwa-ku, Osaka, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F :

Form 20-F ____X____ Form 40-F ________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1) :____X____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7) :________

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 :

Yes ________ No ____X____

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) : 82- ________

Information furnished on this form:

EXHIBITS

Exhibit Number

1. Annual Report 2006

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KUBOTA CORPORATION

Date: July 10, 2006

By: 
Name: Shigeru Kimura
Title: General Manager
Finance & Accounting Department

Kubota

KUBOTA Corporation

Annual Report 2006



Profile

More than a century since its founding, Kubota Corporation and its subsidiaries (collectively "the Company") have continued to help improve people's quality of life, by offering products and services—including farm equipment, pipes for water supply and sewage systems, environmental control plants, industrial castings, and building materials. The Company has as its management principle that the Company contributes to the development of society and the preservation of the earth's environment through its products, technology, and services that provide the foundation for society and for affluent lifestyles. While adhering to this management principle, the Company is implementing management policies that are focused on prioritizing allocation of its resources, emphasizing agility in its operations and strengthening consolidated operations. Through these measures, the Company aims to improve its adaptability to respond with flexibility to the changing times, resulting in a high enterprise value.

Financial Highlights

Kubota Corporation and Subsidiaries Years Ended March 31, 2006, 2005, and 2004

	Millions of Yen			Thousands of U.S. Dollars
	2006	2005	2004	2006
Net sales	¥1,051,040	¥983,226	¥929,876	$8,983,248
Percentage of previous year	106.9%	105.7%	100.4%	
Net income	81,034	117,901	11,700	692,598
Percentage of previous year	68.7%	1,007.7%	–	
Percentage of net sales	7.7%	12.0%	1.3%	
Net income per common share (Yen and U.S. Dollars):				
Basic	¥62.14	¥89.11	¥8.72	$0.53
Diluted	61.67	86.83	8.53	0.53
Net income per 5 common shares (Yen and U.S. Dollars):				
Basic	311	446	44	2.66
Diluted	308	434	43	2.63
Cash dividends paid per common share (Yen and U.S. Dollars)	9	6	6	0.08
Cash dividends paid per 5 common shares (Yen and U.S. Dollars)	45	30	30	0.38
Capital expenditures	¥33,805	¥26,097	¥21,396	$288,932
Depreciation	25,390	25,468	27,254	217,009
R&D expenses	22,731	21,963	23,261	194,282
Number of shareholders (At year-end)	46,214	55,828	56,514	

Notes: 1. The U.S. dollar amounts in this report represent translations of Japanese yen, for convenience only, at the rate of ¥117=US$1. See Note 1 to the consolidated financial statements.
2. Per share amounts have been calculated per 5 common shares since each American Depositary Share represents 5 shares of common stock.

Contents

To Our Shareholders and Friends 1
Product Portfolio 4
Review of Operations 6
Five-Year Financial Summary 11
Financial Review 12
Segment Information 24
Consolidated Balance Sheets 26
Consolidated Statements of Income 28
Consolidated Statements of Comprehensive Income (Loss)/ Consolidated Statements of Shareholders' Equity 29
Consolidated Statements of Cash Flows 30
Notes to Consolidated Financial Statements 31
Report of Independent Registered Public Accounting Firm 54
Directory 55
Directors and Corporate Auditors / Investor Information 57

Cautionary Statements with Respect to Forward-Looking Statements

This document may contain forward-looking statements that are based on management's expectations, estimates, projections, and assumptions. These statements are not guarantees of future performance and involve certain risks and uncertainties, which are difficult to predict. Therefore, actual future results may differ materially from what is forecast in forward-looking statements due to a variety of factors, including, without limitation: general economic conditions in the Company's markets, particularly government agricultural policies, levels of capital expenditures, both in public and private sectors, foreign currency exchange rates, continued competitive pricing pressures in the marketplace, as well as the Company's ability to continue to gain acceptance of its products.

Performance over the Past Year

In fiscal 2006, ended March 31, 2006, Kubota Corporation and its subsidiaries maintained the high levels of core performance reported for the prior year. In terms of operating income, which is the indicator of the true strengths of the Company's business activities, the Company recorded the highest level of operating income in its history. Many factors made these breakthroughs possible, including expansion in the Company's overseas activities through the introduction of new products well-suited to market needs and the development of new markets, and continued steady improvements in competitiveness based on activities to reduce costs and to improve productivity, all while the Company made efforts to attain the objective of "Reforming the business structure and profit structure".



Daisuke Hatakake
President and Representative Director

We are also pleased to report that as a result of the implementation of our two-year Medium-Term Management Strategy, which was completed during the year under review, we have attained virtually all the objectives of our medium-term strategy, including a main target of creating a business and profit structure that enables us to maintain a stable 8% ratio of operating income to net sales.

For the year under review, consolidated net sales of the Company rose to ¥1,051.0 billion (an increase of ¥67.8 billion, 6.9%). This gain in companywide performance was driven by the sustained high rates of growth in the Internal Combustion Engine and Machinery segment's overseas sales of tractors, engines, construction machinery, and other products.

Operating income also rose, to ¥113.5 billion (an increase of ¥26.7 billion, 30.8%), exceeding the ¥100 billion level for the first time in the Company's history. This strong performance reflected the combination of expansion in net sales and the effectiveness of its thoroughgoing measures to cut costs. In addition, the ratio of operating income to net sales rose to the record high level of 10.8%.

Despite the rise in operating income, income from continuing operations before income taxes, minority interests in earnings of subsidiaries, and equity in net income of affiliated companies declined ¥15.6 billion (10.0%), to ¥140.4 billion, due to the ¥58.6 billion gain reported in the prior year on the transfer of the substitutional portion of the Company's accumulated pension benefit obligations to the Japanese government. Net income decreased ¥36.9 billion (31.3%), to ¥81.0 billion. The large decline in net income was mainly due to the low level of income taxes for the prior year and to the absence during the year under review of ¥11.1 billion of income from discontinued operations, net of taxes, recorded in the prior year.

Regarding dividends, to expand the return to shareholders, the Company has decided to increase the cash dividend applicable to the fiscal year ended March 31, 2006, including dividends to be paid after the end of the fiscal year, to ¥10 per common share, or ¥50 per five common shares, compared with ¥8 per common share, or ¥40 per five common shares applicable to the prior fiscal year. Accordingly,

in addition to the interim dividend of ¥4 per common share, or ¥20 per five common shares already paid, the Company will pay ¥6 per common share, or ¥30 per five common shares as a year-end cash dividend.

With the objectives of improving capital efficiency and raising the value of Kubota's stock, the Company has adopted a policy of flexibly buying back portions of shares outstanding. The Company purchased 16.19 million shares of treasury stock (¥14.8 billion). On the other hand, the Company retired 56.3 million shares of treasury stock (¥36.3 billion), which consisted of 39.0 million shares of treasury stock (¥20.9 billion) retired on June 30, 2005 and 17.3 million shares of treasury stock (¥15.4 billion) retired on March 31, 2006.

Principal Business Policies for Continuous Profit Growth

To realize further development in the medium-to-long term as a company characterized by a combination of growth capabilities, profitability, and stability, Kubota is aggressively implementing the following emphasized measures.

Accelerating Business Expansion in Overseas Operations

The primary engine driving the Company's growth and the most important source of profit are the overseas operations in Internal Combustion Engine and Machinery. The Company intends to move forward with plans to emphasize the investment of resources in all aspects of these operations, including new product development, peripheral market development, production capacity expansion, and marketing network expansion. In these ways, the Company is working to expand its business by strengthening the Kubota brand and increasing its market share. While responding quickly and accurately to future changes in its business environment, the Company is moving ahead with measures to accelerate the expansion of overseas operations.

In product development, the Company is combining its small-sized diesel engines, which are globally competitive, and its various top-level vehicle technologies, to aggressively move forward with the development and introduction of new models in the fields of tractors, construction machinery, rice-farming machinery, and utility vehicles (four-wheel multipurpose vehicles). The Company is also working to expand business domains by concentrating on supplying engines to other manufacturers and developing products for peripheral applications.

By region, the Company intends to expand its business worldwide further than ever before. In North America and the EU, which are currently principal markets, the Company is working to further strengthen its supply chains for products and services. In Asia, where rapid market growth is expected, the Company is aggressively advancing with the creation of manufacturing and marketing bases, especially in Thailand and China.

Also, in response to the rapid expansion in overseas activities, the Company is beginning to make capital investments in a broad range of locations in Japan and overseas to expand production capacity for engines, tractors, construction machinery, combines, and other products. A major task currently is to complete these investment projects quickly and smoothly.

Restructuring Public Works Related Businesses

The continuous decline in domestic public works spending is presenting the Company's public works related businesses (Pipes, Valves, and Industrial Castings segment and Environmental Engineering segment) with very severe operating environments. Recognizing that the continued deterioration of the market environment for such operations is a structural problem rather than a temporary trend, the Company is working to fundamentally respond to this problem by restructuring its activities in these areas. In response to declining demand and falling prices, the Company is addressing the challenges of

greatly reducing costs and boosting productivity while also aggressively moving forward with changes designed to make its operations comprehensively oriented toward market trends and competitive principles.

In Pipes, Valves, and Industrial Castings, such measures are generating steady results, and the Company is gradually making progress in strengthening profitability. Regarding Environmental Engineering, however, the deterioration of market conditions and the intensification of competition have proceeded more quickly than anticipated, and the Company's efforts to reform its business structures are unable to keep up with the pace of changes in the operating environment. Going forward, by accurately monitoring the direction and speed of changes in its business environment, the Company will strive to take measures that anticipate such changes and thereby strengthen its profitability. Having fully assessed and analyzed the strengths and weaknesses of its resources and operations, the Company intends to broadly leverage the manufacturing and development technologies it has accumulated in Internal Combustion Engine and Machinery operations to thoroughly reduce costs, differentiate its offerings from those of competitors in terms of technology, strengthen its capabilities for making proposals to customers, and implement other measures. Regarding future market issues, the Company is devoting its great efforts to develop business in Japan's private-sector markets and overseas markets so that it can shift from a business structure dependent on public works-related demand to a private-demand-oriented business structure not vulnerable to the impact of public investment trends.

Corporate Social Responsibility for Attainment of Sustainable Development

To attain sustainable growth and development, the Company believes that it is necessary for the Company not only to aim for growth on business continuously but also to meet various expectations and trust from each stakeholder on a constant basis. The Company must be a trusted member of the community contributing to and acting in harmony with society. Based on this fundamental awareness, the Company states management based on corporate social responsibility (CSR) as a principal management issue of highest priority, and intends to act with strong awareness of CSR on every business activity.

The Company has reviewed its Corporate Mission Statement, Charter for Action, and Code of Conduct from a viewpoint of CSR, and, in the light of the demands of society today, the Company issued revised versions of these corporate statements in April 2006. Going forward, the Company plans to inform these corporate statements and put them into practice throughout all Group companies.

Even under harsh market circumstances, the Company was able to achieve a strong performance in the year under review. Without doubt, the Company will continue to conduct business in a challenging and competitive operating environment. While adhering to CSR as a management principle, the Company devotes its fullest efforts to attaining sustained growth in corporate value by offering products, technologies, and services that meet the necessities of society.

The Company is fully committed to this task and looks forward to the continued support of its shareholders and associates.

June 2006

幡掛大輔

Daisuke Hatakake

President and Representative Director

Internal Combustion Engine and Machinery



Tractors
Utility Vehicles
Lawn Mowers
Combine Harvesters
Rice Transplanters
Engines
Mini-Excavators
Etc.

62.7%



Sales for the year ended March 31, 2006





Pipes, Valves, and Industrial Castings



Ductile Iron Pipes
PVC Pipes
Spiral Welded Steel Pipes
Valves
Industrial Castings
Etc.

18.0%



Sales for the year ended March 31, 2006





Environmental Engineering



Sewage Treatment Plants
Water Purification Plants
Incinerators
Industrial Waste Treatment Plants
Pumps
Etc.

10.5%



Sales for the year ended March 31, 2006





Other



Vending Machines
Weighing Measuring Systems
Air-Conditioning Equipment
Septic Tanks
Etc.

8.8%



Sales for the year ended March 31, 2006






Tractor


Zero-Turn Mower


Combine Harvester


Diesel Engine


Mini-Excavator


Ductile Iron Pipes


Spiral Welded Steel Pipe


Valves


Ductile Tunnel Segments


Reformer Tubes


Advanced Water Treatment Plant


Incinerator


Biogas Plant


Pump


Submerged Membrane System


Vending Machine


Septic Tank


Air-Conditioning Equipment


Scale


LPG Filling System

Internal Combustion Engine and Machinery



Tractor: M105X

Billions of Yen

		2002	2003	2004	2005	2006
Net Sales		¥965.4	¥925.8	¥929.9	¥983.2	**¥1,051.0**
Internal Combustion Engine and Machinery		415.1	444.2	501.5	582.7	**658.8**
Sales by Sector	Farm Equipment and Engines	377.0	399.4	450.7	519.4	**578.2**
	Construction Machinery	38.1	44.8	50.8	63.3	**80.6**
Sales in Japan and Overseas	Japan	218.2	225.5	243.0	257.0	**267.3**
	Overseas	196.9	218.7	258.5	325.7	**391.5**



Lawn & Garden Tractor: GR2100



Utility Vehicle: RTV900



Diesel Engines

Sales in Internal Combustion Engine and Machinery were ¥658.8 billion, 13.1% higher than in the prior year, comprising 62.7% of consolidated net sales. Domestic sales increased 4.0%, to ¥267.3 billion, and overseas sales also increased, up 20.2%, to ¥391.5 billion. This segment consists of farm equipment, engines, and construction machinery.

In the domestic market, sales of farm equipment increased from the prior year. Although the domestic farm equipment market did not report briskness against a background of declining numbers of farmers in Japan and the division of middle-scale farmers into large-scale and small-scale farmers, the Company executed an aggressive sales promotion with finely tuned marketing programs and solution-providing activities for individual farmers in response to the changing environment surrounding Japanese farmers. Additionally, there was an upward trend in the domestic construction machinery market, and sales of construction machinery increased due to expansion of sales for the major rental companies supplying high-quality products in terms of safety and convenience. Sales of engines increased largely due to expansion of sales of existing and new manufacturers of construction machinery and industrial machinery.

In overseas markets, sales of tractors in North America increased steadily due to a sales promotion called the "Thanks a million" campaign, which was carried out after achieving sales of one million tractors in the United States. Sales in European markets increased substantially due to launching new models of garden tractors and utility vehicles (4-wheel multi-purpose vehicles), which achieved a successful outcome in the United States. In Asian markets, sales of rice-farming machinery continue to increase, especially tractors in Thailand and combine harvesters in China. As for construction machinery, sales in European markets expanded largely due to the introduction of new products and an increasing market share. Sales of construction machinery in North America increased significantly due to improved recognition of the usefulness of the Company's mini-backhoes. With regard to engines, sales in the North American and European markets increased largely due to brisk business activities of existing major customers, the development of new customers, and the expansion of new applications.



Combine Harvester: PRO588

Mini-Excavator: KX121-3



Pipes, Valves, and Industrial Castings

Sales in Pipes, Valves, and Industrial Castings were ¥189.7 billion, 11.2% higher than in the prior year, comprising [illegible]8.0% of consolidated net sales. Domestic sales increased [illegible]% to ¥167.2 billion, and overseas sales increased [illegible]8.7% to ¥22.5 billion. This segment consists of pipes, valves, and industrial castings.

[illegible] the domestic market, sales of ductile iron pipes decreased due to declining demand. On the other hand, sales of plastic pipes steadily increased due to the business integration with C.I.Kasei Co., Ltd., from April 2005, and sales of industrial castings also increased largely due to the demand related to brisk capital expenditure in the steel and energy industries.

In overseas markets, sales of ductile iron pipes increased from the prior year due to steady sales in the Middle East, and sales of industrial castings also increased from the prior year.

Unplasticized Vinyl Chloride (PVC-U) Pipes and Fittings

Cracking Coils

[illegible]

		2002	2003	2004	2005	2006
Net Sales		¥965.4	¥925.8	¥929.9	¥983.2	**¥1,051.0**
Pipes, Valves, and Industrial Castings		184.5	177.2	175.2	170.6	**189.7**
Sales by Sector	Pipes and Valves	151.3	145.6	143.8	136.6	**150.6**
	Industrial Castings	33.2	31.6	31.4	34.0	**39.1**
Sales in Japan and Overseas	Japan	173.4	159.0	152.5	155.4	**167.2**
	Overseas	11.1	18.2	22.7	15.2	**22.5**

Environmental Engineering

Sales in Environmental Engineering were ¥110.5 billion, 6.1% lower than the prior year, comprising 10.5% of consolidated net sales. Domestic sales decreased 7.4%, to ¥105.5 billion, and overseas sales increased 32.4%, to ¥5.0 billion. This segment consists of environmental control plants and pumps.

With regard to the domestic market, the Company operated this business in a severe market where intensifying competition combined with price declines due to decreasing budgets for public works are in progress. Under such conditions, sales in the Water & Sewage Engineering Division increased, but sales in the Pumps Division slightly decreased and sales in the Waste Engineering Division decreased significantly. In overseas markets, sales of pumps and submerged membrane systems increased steadily.



Pumps



Billions of Yen

		2002	2003	2004	2005	2006
Net Sales		¥965.4	¥925.8	¥929.9	¥983.2	**¥1,051.0**
Environmental Engineering		148.0	136.4	115.7	117.6	**110.5**
Sales by Sector	Environmental Engineering	148.0	136.4	115.7	117.6	**110.5**
Sales in Japan and Overseas	Japan	144.9	134.5	112.4	113.9	**105.5**
	Overseas	3.1	1.9	3.3	3.7	**5.0**

Other

Sales in Other were ¥92.1 billion, 18.0% lower than the prior year, comprising 8.8% of consolidated net sales. Domestic sales decreased 18.6%, to ¥90.8 billion, and overseas sales increased 65.5%, to ¥1.2 billion. This segment consists of vending machines, electronic-equipped machinery, air-conditioning equipment, construction, septic tanks, condominiums, and other business.

Sales of electronic-equipped machinery increased steadily. However, sales of vending machines slightly decreased, and sales of air-conditioning equipment, construction, septic tanks, and condominiums also declined. In addition, there was a drop in sales due to the sale of a certain subsidiary. As a consequence, sales of this segment decreased substantially from the prior year.



Belt Weighing Feeders: Wide Range B-FW

Billions of Yen

		2002	2003	2004	2005	2006
Net Sales		¥965.4	¥925.8	¥929.9	¥983.2	**¥1,051.0**
Other		217.8	168.0	137.5	112.3	**92.1**
Sales by Sector	Building Materials & Housing	110.9	64.3	51.8	24.9	**13.5**
	Other	106.9	103.7	85.7	87.4	**78.6**
Sales in Japan and Overseas	Japan	216.3	164.9	135.2	111.6	**90.8**
	Overseas	1.5	3.1	2.3	0.7	**1.2**

Five-Year Financial Summary

Kubota Corporation and Subsidiaries Years Ended March 31, 2006, 2005, 2004, 2003, and 2002

	Millions of Yen (Except Per Share Information)					Thousands of U.S. Dollars (Except Per Share Information) (Note 1)
	2006	2005	2004	2003	2002	**2006**
For the year						
Net sales	**¥1,051,040**	¥ 983,226	¥ 929,876	¥ 925,788	¥ 965,429	**$ 8,983,248**
Percentage of previous year	**106.9%**	105.7%	100.4%	95.9%	98.1%	
Cost of sales	**747,380**	713,312	701,718	695,543	729,834	**6,387,864**
Selling, general, and administrative expenses	**185,451**	181,727	199,189	180,857	188,112	**1,585,051**
Loss from disposal and impairment of businesses and fixed assets	**4,709**	1,414	6,359	2,816	12,788	**40,248**
Operating income	**113,500**	86,773	22,610	46,572	34,695	**970,085**
Income from continuing operations	**81,034**	106,801	12,495	8,995	9,838	**692,598**
Income (loss) from discontinued operations, net of taxes	**—**	11,100	(795)	(16,999)	(308)	**—**
Net income (loss):	**81,034**	117,901	11,700	(8,004)	9,530	**692,598**
Percentage of previous year	**68.7%**	1,007.7%	—	—	97.3%	
Percentage of net sales	**7.7%**	12.0%	1.3%	(0.9)%	1.0%	
Net income (loss) per common share (Yen and U.S. Dollars):						
Basic	**¥62.14**	¥89.11	¥8.72	¥(5.84)	¥6.78	**$0.53**
Diluted	**61.67**	86.83	8.53	(5.84)	6.67	**0.53**
Net income (loss) per 5 common shares (Yen and U.S. Dollars):						
Basic	**¥311**	¥446	¥44	¥(29)	¥34	**$2.66**
Diluted	**308**	434	43	(29)	33	**2.63**
Cash dividends per common share (Yen and U.S. Dollars):	**¥9**	¥6	¥6	¥6	¥6	**$0.08**
Cash dividends per 5 common shares (Yen and U.S. Dollars):	**¥45**	¥30	¥30	¥30	¥30	**$0.38**
At year-end						
Total assets	**¥1,405,402**	¥1,193,056	¥1,124,225	¥1,139,011	¥1,200,117	**$12,011,983**
Working capital	**241,786**	171,326	199,747	159,221	169,428	**2,066,547**
Long-term debt	**152,024**	117,488	144,845	155,966	167,850	**1,299,351**
Total shareholders' equity	**606,484**	481,019	391,082	315,443	394,970	**5,183,624**
Shareholders' equity per common share outstanding (Yen and U.S. Dollars):	**¥466.71**	¥369.90	¥291.81	¥234.45	¥284.07	**$3.99**
Shareholders' equity per 5 common shares outstanding (Yen and U.S. Dollars):	**¥2,334**	¥1,849	¥1,459	¥1,172	¥1,420	**$19.95**

Notes: 1. The U.S. dollar amounts in this report represent translations of Japanese yen, for convenience only, at the rate of ¥117=US$1. See Note 1 to the consolidated financial statements.
2. The Company has not accounted for a nonmonetary security exchange transaction that occurred during the year ended March 31, 1997 in accordance with accounting principles generally accepted in the United States of America. See Note 1 to the consolidated financial statements.
3. Per share amounts have been calculated per common share and per 5 common shares since each American Depository Share represents 5 shares of common stock.
4. Cash dividends per common share are based on dividends paid during the year.

1. SALES AND EARNINGS

Sales

For the year under review, net sales of the Company rose 6.9%, to ¥1,051.0 billion ($8,983 million). In the domestic market, sales in Internal Combustion Engine and Machinery increased due to steady sales of engines and construction machinery, and sales in Pipes, Valves, and Industrial Castings increased due to favorable sales of industrial castings and business integration in the plastic pipes business. However, sales in Environmental Engineering decreased due to severe conditions of the public works related business, and sales in Other decreased, resulting from a sale of a subsidiary at the beginning of this fiscal year. Total domestic sales decreased 1.1%, to ¥630.8 billion ($5,392 million) from the prior year.

On the other hand, sales in overseas markets increased largely as a result of sustained high growth in the Company's overseas operations in Internal Combustion Engine and Machinery. Sales in North America increased due to steady sales of tractors and brisk sales of engines and construction machinery. In Europe, sales of tractors, construction machinery, and engines increased largely from the prior year. In Asia, sales of rice-farming equipment rose substantially. As a consequence, overseas sales increased 21.7%, to ¥420.2 billion ($3,592 million) from the prior year. The percentage of overseas sales accounted for 40.0% of net sales, 4.9 percentage points higher than in the prior year.

Sales in Internal Combustion Engine and Machinery were ¥658.8 billion ($5,631 million), 13.1% higher than in the prior year, comprising 62.7% of consolidated net sales. Sales in Pipes, Valves, and Industrial Castings were ¥189.7 billion ($1,621 million), 11.2% higher than the prior year, comprising 18.0% of consolidated net sales. Sales in Environmental Engineering were ¥110.5 billion ($944 million), 6.1% lower than the prior year, comprising 10.5% of consolidated net sales. Other sales were ¥92.1 billion ($787 million), 18.0% lower than the prior year, comprising 8.8% of consolidated net sales.

Operating Income

Operating income also rose, by 30.8%, to ¥113.5 billion ($970 million), exceeding ¥100 billion for the first time in the history of the Company. The Company achieved higher operating income due to increased sales in Internal Combustion Engine and Machinery and a reduction in costs of the public works related business. The ratio of operating income to net sales also recorded a new high of 10.8%.

Operating income or loss in each industry segment (before elimination of intersegment profits and corporate expenses) was as follows: Internal Combustion Engine and Machinery, operating income of ¥103.1 billion ($881 million), a 30.3% increase; Pipes, Valves, and Industrial Castings, operating income of ¥19.3 billion ($165 million), a 67.8% increase; Environmental Engineering, operating income of ¥4.2 billion ($36 million), a 26.3% decrease; and Other, operating income of ¥2.2 billion ($19 million), a 43.8% decrease.

Although there was a negative impact of high prices of raw materials, profitability of Internal Combustion Engine and Machinery improved from the prior year due to favorable sales in the European, Asian, and U.S. markets. Profitability of Pipes, Valves, and Industrial Castings improved from the prior year due to rigorous cost controls and the demand related to brisk capital expenditures in the steel and energy industries, while personnel expenses related to employee transfers to a subsidiary were recorded. Profitability in Environmental Engineering deteriorated because the Company is operating this business in a severe market in which intensifying competition together with price declines due to decreasing budgets for public works are in progress. Profitability in Other deteriorated mainly due to personnel expenses related to employee transfers to an affiliated company.

Net Sales
(Billions of Yen)



Cost of Sales

The cost of sales increased 4.8% from the prior year, to ¥747.4 billion ($6,388 million). The cost of sales as a percentage of consolidated net sales decreased 1.4 percentage points, to 71.1%. The decrease in the ratio was attributable to thoroughgoing activities for cost reductions and controls, increased efficiency of the manufacturing process over past years, and a substantial decrease in pension costs.

SG&A Expenses

Selling, general, and administrative (SG&A) expenses increased 2.0% from the prior year, to ¥185.5 billion ($1,585 million). The ratio of SG&A expenses to net sales decreased 0.9 percentage point, to 17.6%. The decrease in pension costs as well as the Company's efforts to control spending in all aspects of business operations contributed to the decrease in the ratio.

These SG&A expenses include an expense for covering costs related to the health hazard resulting from the use of asbestos. Please refer "9. MATTERS RELATED TO THE HEALTH HAZARD OF ASBESTOS" for details.

Loss from Disposal and Impairment of Businesses and Fixed Assets

Loss from disposal and impairment of businesses and fixed assets increased 233.0% from the prior year, to ¥4.7 billion ($40 million). This loss increased mainly due to personnel expenses related to employee transfers to a subsidiary and an affiliated company.

Other Income

Other income, net, was ¥26.9 billion ($230 million), a decrease of ¥42.4 billion from the prior year.

While there was a gain of ¥15.9 billion ($136 million) from the nonmonetary exchange of securities of UFJ Holdings, Inc., resulting from the merger of Mitsubishi Tokyo Financial Group, Inc., with UFJ Holdings, Inc., the gain on the transfer of the substitutional portion of the Company's accumulated pension benefit obligations to the Japanese government, which amounted to ¥58.6 billion, was reported in the prior year.

Income from Continuing Operations before Income Taxes, Minority Interests in Earnings of Subsidiaries, and Equity in Net Income of Affiliated Companies

Due to the factors described above, income from continuing operations before income taxes, minority interests in earnings of subsidiaries, and equity in net income of affiliated companies was ¥140.4 billion ($1,200 million), a decrease of ¥15.6 billion from the prior year.

Income Taxes

Income taxes increased 16.5% from the prior year, to ¥56.1 billion ($479 million). The effective tax rate was 39.9%.

Minority Interests in Earnings of Subsidiaries and Equity in Net Income of Affiliated Companies

Minority interests in earnings of subsidiaries increased ¥1.5 billion, to ¥4.9 billion ($42 million). Equity in net income of affiliated companies decreased ¥0.7 billion from the prior year, to ¥1.6 billion ($14 million). This decrease was due to a drop of net income of Kubota Matsushitadenko Exterior Works, Ltd. (KMEW). Net income of KMEW for the prior year was extraordinarily high due to the low level of income taxes related to the merger.

Cost of Sales
(Billions of Yen)



Net Income from Continuing Operations

Due to the factors described previously, net income from continuing operations was ¥81.0 billion ($693 million), compared with ¥106.8 billion in the prior year.

Income from Discontinued Operations, Net of Taxes

Income from discontinued operations, net of taxes, was not recorded during the year under review. In the prior year, income from discontinued operations, net of taxes, was recorded aggregating ¥11.1 billion.

Net Income

Due to the factors described above, net income was ¥81.0 billion ($693 million), compared with ¥117.9 billion in the prior year. Return on shareholders' equity decreased 12.1 percentage points, to 14.9%, from the prior year.

Income per ADS

Basic net income per ADS (five common shares) was ¥311 ($2.66), as compared to ¥446 in the prior year.

Dividends

The Company's basic policy for the allocation of profit is to maintain or raise dividends. To this end, the Company determines the most appropriate use of retained earnings by considering requirements of maintaining stable current business operations as well as the future business environment. A year-end cash dividend per ADS at the rate of ¥30 ($0.26) was approved at the general meeting of shareholders, held on June 23, 2006. The Company also paid a ¥20 ($0.17) per ADS interim dividend to each shareholder.

Comprehensive Income

Comprehensive income was ¥140.3 billion ($1,199 million), a ¥21.0 billion improvement from the prior year. This increase was mainly due to an increase in unrecognized gains on securities.

2. FINANCE AND LIQUIDITY MANAGEMENT

Finance and Liquidity Management

The Company's financial policy is to ensure adequate financing and liquidity for its operations and to maintain the strength of its balance sheet. Through cash and cash equivalents, other current assets, cash flows provided by operating activities, and borrowing, the Company is in a position to fully finance the expansion of its business, R&D, and capital expenditures for current and future business projects. The specific methods of obtaining financing available to the Company are borrowing from financial institutions, the securitization of trade notes and accounts receivable, establishing committed lines of credit, and the issuance of bonds and commercial paper (CP) in the capital markets.

Annual interest rates of short-term borrowings ranged primarily from 0.31% to 4.71% at March 31, 2006. The weighted average interest rate on such short-term borrowings was 4.02%. As for long-term debt, interest rates were primarily fixed, and the weighted average interest rate on such long-term debt at March 31, 2006, was 2.31%.

In North America, the Company maintains an accounts receivable securitization program of trade receivables and finance receivables. The Company may sell both trade and finance receivables through independent securitization trusts. Trade receivables sold under the securitization program and finance receivables sold under the securitization program are excluded from receivables in the accompanying consolidated balance sheets. On the other hand, in the prior year, a subsidiary in the United States has decided to obtain borrowings using finance receivables as collateral instead of selling finance receivables under the securitization program.

Net Income (Loss)
(Billions of Yen)



Regarding the lines of credit, the Company has established committed lines of credit totaling ¥20.0 billion ($171 million) with some Japanese banks. However, the Company currently does not use these lines as it is focused on the reduction of interest-bearing debt. In the United States, Europe, and Asia, the Company maintains adequate uncommitted lines of credit with financial institutions. The Company also maintains a CP program allowing for the issuance of CP of up to ¥100.0 billion ($855 million). The Company has not issued CP as of the end of March 2006.

The Company utilizes Group financing. With Group financing, the Company is centralizing and pursuing the efficiency of cash management domestically through the Kubota Cash Management System, under which the excess or shortage of cash at most of its subsidiaries in Japan is invested or funded, as necessary.

To maintain the strength of its balance sheet and help secure adequate funding resources, the Company is reducing its interest-bearing debt excluding debt related to sale financing programs. The Company is providing sale financing programs to support machinery sales in the United States and Japan. As the Company believes an increase of debt related to sales financing programs is a result of business expansion and it is not appropriate to target reduction of the related debt, the additional debt carried on its books to fund this program is excluded when determining the target. At the end of March 2006, the amount of interest-bearing debt excluding debt related to sale financing programs was ¥114.8 billion ($981 million), and the amount of total interest-bearing debt was ¥334.3 billion ($2,857 million). Of the ¥334.3 billion, ¥314.3 billion was borrowings from financial institutions, and the remaining ¥20.0 billion consisted of corporate bonds.

The amount of working capital increased ¥70.5 billion, to ¥241.8 billion ($2,067 million), from the prior year-end. Additionally, the ratio of current assets to current liabilities increased 12.8 percentage points, to 146.8%. The primary reason for this increase was a substantial decrease in the current portion of long-term debt due to repayment of corporate bonds during the year under review. There is some seasonality to the Company's liquidity and capital resources because a high percentage of the notes and accounts receivable from local governments are collected during April through June each year.

All things considered, the Company believes that it can support its current and anticipated capital and operating expenditures for the foreseeable future. The currencies in which the Company has its debt are mainly Japanese yen and U.S. dollars. There are no restrictions regarding the manner in which the funds may be used.

Ratings

The Company has obtained a credit rating from Rating and Investment Information, Inc. (R&I), a rating agency in Japan, to facilitate access to funds from the capital market in Japan. The Company's current rating is A+ as of March 2006 and its outlook is stable. The Company's favorable credit rating provides it access to capital markets and investors.

Total Assets
(Billions of Yen)



■ ASSETS, LIABILITIES, AND SHAREHOLDERS' EQUITY

Assets

Total assets at the end of March 2006 amounted to ¥1,405.4 billion ($12,012 million), an increase of ¥212.3 billion (17.8%) from the end of the prior year. Current assets were ¥758.2 billion ($6,481 million), an increase of ¥82.9 billion from the end of the prior year. Current assets increased due mainly to increases in short-term finance receivables and inventories. The increases in short-term finance receivables and inventories were mainly due to a sales increase in overseas markets. Inventory turnover dropped 0.3 point, to 6.3 times. In addition to the increase in current assets, investments and long-term finance receivables increased due to increases in long-term finance receivables and other investments, which resulted from an increase in the unrealized gain on securities accompanied by a rise in Japanese stock prices. A substantial increase in short- and long-term finance receivables originated from a rapid expansion of business as well as a reduction in sales of finance receivables in North America. Property, plant, and equipment increased ¥6.6 billion, to ¥226.4 billion ($1,935 million). On the other hand, other assets decreased ¥11.9 billion, to ¥46.5 billion ($398 million). This decrease was due to the large decrease in long-term deferred tax assets, which was related to an increase in the unrealized holding gain on securities.

Liabilities

Total liabilities amounted to ¥770.0 billion ($6,581 million), an increase of ¥79.6 billion from the prior year-end. Long-term liabilities increased largely due to an increase in long-term debt and other long-term liabilities. Long-term liabilities includes ¥20.0 billion of corporate bonds. Other long-term liabilities increased mainly due to an increase in long-term deferred tax liabilities related to an increase in the unrealized holding gain on securities.

Minority Interests

Minority interests increased ¥7.3 billion, to ¥28.9 billion ($247 million), due to favorable results of operations of the subsidiaries and an increase in the number of subsidiaries that are not 100% owned, including Kubota C-I Co., Ltd.

Shareholders' Equity

Total shareholders' equity increased ¥125.5 billion, to ¥606.5 billion ($5,184 million). Shareholders' equity substantially increased due to the recording of net income and an increase in accumulated other comprehensive income that mainly resulted from an increase in unrealized gains on securities and partial conversion of convertible bonds to common stock. The shareholders' equity ratio* was 43.2%, 2.9 percentage points higher than at the prior year-end.

In order to reduce the number of outstanding shares and create more value for shareholders, the Company commenced a program for the purchase of shares of treasury stock in December 2001. During the year under review, the Company purchased 16.29 million shares of treasury stock (¥14.9 billion). The Company retired an aggregate of 56.3 million shares of treasury stock (¥36.3 billion), which consists of 39.0 million shares of treasury stock (¥20.9 billion) on June 30, 2005, and 17.3 million shares of treasury stock (¥15.4 billion) on March 31, 2006. For these purchases, the Company used net cash provided by operating activities. Next fiscal year, the Company plans to continue the purchase of treasury stock. The debt-to-equity ratio** was 55.1%, 8.1 percentage points lower than at the prior year-end, due to growth in shareholders' equity that resulted from net income, conversion of bonds, and an increased unrealized gain on securities.

* Shareholders' equity ratio = shareholders' equity / total assets

** Debt-to-equity ratio = interest-bearing debt / shareholders' equity

Total Shareholders' Equity
(Billions of Yen)



Contractual Obligations

The following summarizes contractual obligations at March 31, 2006.

	Millions of Yen				
		Payments Due by Period			
Year Ended March 31, 2006	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Short-term borrowings	¥132,209	¥132,209	¥ —	¥ —	¥ —
Capital lease obligations	6,023	2,829	2,972	177	45
Long-term debt	196,021	47,191	94,441	39,511	14,878
Deposits from customers	2,609	2,609	—	—	—
Operating lease obligations	1,550	406	541	234	369
Commitments for capital expenditures	1,336	1,336	—	—	—
Interest payments	9,564	3,906	4,237	1,037	384
Total	¥349,312	¥190,486	¥102,191	¥40,959	¥15,676

	Thousands of U.S. Dollars				
		Payments Due by Period			
Year Ended March 31, 2006	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Short-term borrowings	$1,129,991	$1,129,991	$ —	$ —	$ —
Capital lease obligations	51,479	24,179	25,402	1,513	385
Long-term debt	1,675,393	403,342	807,188	337,701	127,162
Deposits from customers	22,299	22,299	—	—	—
Operating lease obligations	13,248	3,470	4,624	2,000	3,154
Commitments for capital expenditures	11,419	11,419	—	—	—
Interest payments	81,744	33,385	36,214	8,863	3,282
Total	$2,985,573	$1,628,085	$873,428	$350,077	$133,983

The Company's contributions to pension plans for the year ending March 31, 2007 are expected to be ¥13,597 million ($116,214 thousand).

3. CASH FLOWS

Net cash provided by operating activities during the year under review was ¥87.9 billion ($751 million), an increase of ¥20.9 billion from the prior year. Although net income decreased sharply from the prior year, the Company's cash position was not affected because the subsidy from the government recorded in the prior year, which was the primary reason for the year-over-year decrease, was a nonmonetary gain. The large increase in net cash provided by operating activities was mainly due to the favorable performance of business operations, especially due to operations in Internal Combustion Engine and Machinery.

Net cash used in investing activities was ¥61.3 billion ($524 million), a decrease of ¥16.9 billion from the prior year. The decrease in net cash used in investing activities was due to increases in the collection of finance receivables, in proceeds from sales of finance receivables in North America, and in proceeds from land and securities.

Net cash used in financing activities was ¥10.2 billion ($87 million), an increase of ¥14.7 billion from the prior year. The Company controlled an increase in interest-bearing debt, including short-term borrowings, and increased cash dividends. As a result of these activities, net cash used in financing activities increased.

As a result, including the effect of changes in exchange rates, cash and cash equivalents at the end of March 2006 were ¥91.9 billion ($785 million), an increase of ¥17.3 billion from the prior year-end.

4. CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States ("U.S. GAAP"). The preparation of the consolidated financial statements requires management to make estimates and assumptions on the selection and application of significant accounting policies. The Company reviews these estimates and assumptions periodically. Actual results may differ from estimated results. The following critical accounting policies that affect financial conditions and operations require management to make significant estimates and assumptions:

Inventory Valuation

Completed real estate projects are stated at the lower of acquisition cost or fair value, less estimated costs to sell. The fair values of those assets are estimated based on the appraised values in the market. Land to be developed and projects under development are carried at cost unless those assets are impaired. If carrying amounts of those assets exceed the undiscounted future cash flows expected to be realized from them, those assets are considered impaired, and an impairment loss is measured based on the amount by which the carrying value exceeds the fair value of those assets. If the market conditions and demand in the housing business are less favorable than management's projection, additional write-downs may be required.

Impairment of Investments

The Company classifies all its debt securities and marketable equity securities as available for sale. When a decline in the value of the marketable security is deemed to be other than temporary, the Company recognizes an impairment loss to the extent of the decline. In determining if and when such a decline in value is other than temporary, the Company evaluates the extent to which cost exceeds market value, the duration of market declines, and other key measures. Other non-marketable securities are stated at cost and reviewed periodically for impairment. If equity markets decline or operating results of the issuer of the security become worse, additional impairment losses may be required in the future.

Allowance for Doubtful Receivables

The Company evaluates the collectibility of the notes and accounts receivable, with the estimate based on various judgments, including the customers' financial conditions, historical experience, and the current economic circumstances. If the customers' financial conditions or current economic circumstances become worse, additional allowances may be required in the future.

Deferred Tax Assets

The Company provides a valuation allowance for deferred tax assets with a valuation allowance to adjust the carrying amount when it is more likely than not that the deferred tax assets will not be realized. The valuation of deferred tax assets principally depends on the estimation of future taxable income and tax planning strategies. If future taxable income is lower than expected due to a change in economic circumstances and poor operating results, significant adjustments to deferred tax assets may be required.

Impairment of Long-Lived Assets

When events and circumstances indicate that the carrying amount of long-lived assets to be held and used may not be recoverable and the carrying amounts of those assets exceed the undiscounted future cash flows, an impairment loss is recognized based on the amount by which the carrying value exceeds the fair value of the long-lived assets. Fair value is determined primarily using anticipated future cash flows discounted at a rate commensurate with the risk involved. If estimates of future cash flows fall below management's projection due to an unexpected change in economic circumstances, additional impairment may be required.

Retirement and Pension Plans

Benefit obligations and periodic benefit cost are valued based on assumptions developed by the Company and used by actuaries in calculating such amounts. These assumptions include the discount rate, retirement rate, rate of compensation increase, timing of estimated average promotion, mortality rate, expected rate of return on plan assets, and other factors. These assumptions are based upon current statistical data and are reviewed every fiscal year. Differences in actual experience or changes in assumptions may affect the benefit obligations and future periodic benefit cost.

The Company recognizes actuarial gains and losses in excess of 20% of the larger of the projected benefit obligation or plan assets in the year following the year in which such gains and losses were incurred, and amortizes actuarial gains and losses between 10% and 20% over the participants' remaining service period (approximately 15 years). Significant unrecognized actuarial gains or losses may have a material effect on periodic benefit cost in the next fiscal year.

To determine the discount rate, the Company considers current market interest rates. The Company assumed that the discount rate was 2.5% for the years ended March 31, 2004, 2005, and 2006. A further decrease of 50 basis points in the discount rate would increase the benefit obligations as of March 31, 2006 by approximately ¥8.3 billion ($71 million).

To determine the timing of estimated average promotion which is used in calculating benefit obligations under the point-based benefits system, the Company considers employees' age, current job classification, official retirement age of 60, and past experiences.

To determine the expected rate of return on plan assets, the Company considers actual returns in the past 5 to 10 years and the current and expected components of plan assets, and anticipated market trends. Plan assets are managed by asset management companies and trust banks, and are invested primarily in fixed income and equity securities of Japanese and foreign issuers. The Company assumed that the long-term rate of return on plan assets was 3.5% for the years ended March 31, 2004 and 2005, and 3.0% for the year ended March 31, 2006. An actual return on plan assets in the past 10 years was 3.1%, and an asset allocation assumption was 55% on fixed income securities with an expected rate of return of 1.0%, and 45% on equity securities with an expected rate of return of 5.5% for the year ended March 31, 2006 and thereafter. A decrease of 50 basis points in the expected rate of return on plan assets would result in an increase of periodic benefit cost for the year ending March 31, 2007 of approximately ¥0.5 billion ($4 million).

In accordance with EITF No. 03-2, "Accounting for the Transfer to the Japanese Government of the Substitutional Portion of Employee Pension Fund Liabilities," the Company recognized the difference of ¥58.6 billion between the substitutional portion of accumulated benefit obligation settled and the related plan assets transferred to the Japanese government as a government subsidy in other income (expenses) in the consolidated statement of income for the year ended March 31, 2005. The Company also recognized derecognition of previously accrued salary progression of ¥11.1 billion and a settlement loss for the proportionate amount of the net unrecognized loss of ¥13.4 billion. The net amount of ¥2.3 billion of derecognition of previously accrued salary progression and the settlement loss was allocated to cost of sales of ¥1.5 billion and selling, general, and administrative expenses of ¥0.7 billion.

Revenue Recognition for Long-Term Contracts

Long-term contracts are accounted for using the percentage of completion method. The Company believes that it is able to develop reasonably dependable estimates of the extent of progress toward completion of individual contracts. Concerning the method of measuring the extent of progress toward completion, the Company uses the cost-to-cost method in measuring the extent of progress toward completion.

Generally, output measures are considered to be the best measures of progress toward completion. But, in case of the Company, most contracts with customers include the delivery and installation of component units. Accordingly, measuring the extent of progress toward completion cannot be properly measured. The Company deems that the measuring method based on the accrual cost method is the most appropriate. Among the various input measure methods available, the Company believes the cost-to-cost method to be preferable rather than others, such as labor hours, labor cost, machine hours, or material quantities.

The Company's senior management and the Board of Corporate Auditors had proactive discussions about these critical accounting policies, and they agreed that estimates and assumptions were appropriate in light of the current and expected market conditions, the Company's businesses, and numerous other factors.

5. BUSINESS RISKS

Declines in economic conditions in Kubota's major markets, including private-sector capital expenditure, construction investment, and domestic public investment, may adversely impact the results of operations of the Company.

Industrial and capital goods make up a substantial portion of the Company's products. Accordingly, sales of the Company may be sensitive to declines in general economic conditions, including private-sector capital expenditure, construction investment, and domestic public investment. In addition, governmental agricultural policies, such as a reduction in rice acreage or change in agricultural basic law, may affect domestic sales of agriculture-related products. In overseas markets, especially those of North America and Europe, sales of the Company's products, such as utility/compact tractors, may also be adversely affected by declines in general economic conditions, including private consumption and residential construction investment in those regions.

Fluctuations of foreign exchange rates, including a stronger yen, may reduce net sales and adversely affect the results of operations of the Company.

The Company has overseas sales and manufacturing subsidiaries. The financial results of each overseas subsidiary are consolidated into the results of the parent company after translation into Japanese yen. In addition, the transactions between the parent company and overseas subsidiaries or customers are generally denominated in the local currencies. The payments received in local currencies on such transactions are converted to Japanese yen. As a result, fluctuations in foreign exchange rates will affect the consolidated financial results.

The Company is subject to the risks of international operations.

In some businesses of the Company, substantial overseas operations are conducted. Accordingly, the Company is subject to a number of risks inherent in doing business in those markets. Such risks may affect sales and profitability of the Company or they may hinder growth of the Company in specific countries. The following risks are important concerns for the Company:

- Unexpected changes in international, or in an individual country's, tax regulations
- Unexpected legal or regulatory changes in a country
- Difficulties in retaining qualified personnel
- Underqualified technological skills or instability between management and employee unions in developing countries
- Political instability in those countries

The major markets with the above risks are markets in the United States, the EU, and Asian countries.

Among the United States, the EU, and Asian countries, which are major markets for the Company, risks in Asian countries seem to be relatively higher than those of other regions.

The Company utilizes estimates on some accounts in the consolidated financial statements, which may require additional accruals due to unanticipated changes in the basis of assumptions.

The Company appropriately records its employee benefit obligations, valuation of inventories, valuation allowances for deferred tax assets, probability of collection of notes and accounts receivable, impairment losses on long-lived assets, and revenue recognition for long-term contracts in the consolidated financial statements based on the information that it has available. However, these are based on various assumptions about future economic results. If actual results differ from any of these assumptions, unanticipated additional accruals may be required.

Strategic alliances, mergers, and acquisitions may not generate successful results as planned.

The Company expects to use strategic alliances, mergers, and acquisitions to seek further growth. The success of these activities depends on such factors as the Company's business environment, the ability of its business counterparts, and whether the Company and its counterparts share common goals. Therefore, if these activities are not successful and returns on related investments are lower than expected, the Company may lose competitiveness in relevant markets. Consequently, the Company's profitability may deteriorate.

The Company may not be able to successfully create new businesses or businesses complementary to the current ones.

As part of its structural renovation, the Company is attempting to cultivate new businesses or businesses that are complementary to the current ones. However, in those markets, there are numerous competitors, and competition will be very harsh. If the Company fails to develop the required personnel or abilities to produce and market appropriate products, subsequent impairment charges may be taken, or there may be a negative impact on the Company's financial position.

Impairment losses on investments in marketable securities may occur as a result of stock market fluctuations.

As of March 31, 2006, the Company owns securities with a fair value of approximately ¥225.4 billion. Most of these securities are equity securities, and, accordingly, depending on stock market fluctuations, unrealized and realized losses may occur.

In each of its businesses, Kubota is subject to intensifying competitive pressures. The Company must compete successfully to maintain sales and profits.

The Company is exposed to severe competition in each of its businesses. Unless the Company surpasses other companies in such areas as terms of trade, R&D, and quality, sales and/or net income may decrease in the future.

The Company may be required to incur significant financial expenses if its products and services have serious defects.

If the Company's products and services have serious defects, the Company may have liability for considerable reparation payments. Such payment and other associated expenses may have a material effect on the Company's consolidated results of operations and financial position. In case such problems occur, the Company may lose the trust of the public and suffer a reduction in its brand value, which may result in decreased sales and demand for its products.

The Company is subject to various environmental laws and regulations, and may be required to incur considerable expenses in order to comply with such laws and regulations.

The Company is subject to various environmental laws and regulations that apply to its products and activities. If these environmental laws and regulations, such as those that impose carbon dioxide emission controls, emission controls, and usage restrictions for certain materials which are used in the Company's products, are strengthened or newly established in jurisdictions in which the Company conducts its businesses, the Company may be required to incur considerable expenses in order to comply with such laws and regulations. Such expenses may have a material effect on the Company's consolidated results of operations and financial position. To the extent that the Company determines that it is not economical to continue to comply with such laws and regulations, the Company may have to curtail or discontinue its activities in the affected business areas.

The Company may be required to incur significant financial expenses in connection with environmental damage it may cause in its activities.

The Company may cause environmental pollution while conducting its activities, such as the release of hazardous materials and causing air pollution, water pollution, and/or ground pollution. In such an event, the Company may have to implement corrective actions to resolve any problem associated with such hazardous materials or pollution with substantial expense and may face litigation regarding these issues. These factors may have a material effect on the Company's consolidated results of operations and financial position.

The Company may be required to incur significant expenses relevant to asbestos-related issues.

The Company previously manufactured products containing asbestos from 1954 to 2001.

The Company may be required to incur various expenses, including expenditures for environmental remediation payments or payments to the individual concerned or face lawsuits related to the asbestos-related health hazards of employees (including former employees) who engaged in the manufacturing of products containing asbestos, and residents who lived near the Company's factory at which these products were manufactured. If such expenses become significant or any lawsuits result in judgments unfavorable to the Company, there may be a material adverse effect on the Company's consolidated results of operations, financial position, and its liquidity.

The Company may experience a material effect on its consolidated results of operations and financial position if it faces issues related to compliance.

The Company declared its intention to conduct its corporate activities based on compliance with legal regulations and ethical principles, and to exert efforts to make all management and staff of the Company not to act in violation of various legal regulations, ethical standards, or internal regulations throughout all Group companies. However, in the event that the Company is confronted with compliance issues arising from such activities, there is a possibility that it may undergo disciplinary action by government ministries supervising its activities, may be subjected to lawsuits, and may suffer a loss of public confidence that could have a material effect on the Company's consolidated results of operations and financial position.

Damage by Natural Disasters

Japan is a country with frequent earthquakes. In case of a strong earthquake or related tidal wave, the Company may be affected in the operation of its manufacturing, logistics, and sales activities, and may lose sales and profits depending on the severity of the earthquake or tidal wave. Japan also is hit by typhoons very frequently. In case major plants are struck by a large and powerful typhoon, the Company's operations may suffer great losses.

6. MARKET RISKS

Derivatives

To offset currency and interest rate fluctuation risks, the Company uses various types of derivatives, including foreign exchange forward contracts, currency swaps, and interest rate swaps. As a basic policy, the Company conducts its derivative transactions within the range of its outstanding credit and obligations, and the Company does not engage in speculative derivative transactions. The counterparties for the Company's derivative transactions are financial institutions with high creditworthiness; therefore, the Company does not anticipate any credit losses on such transactions. For more specific details, please refer to Note 15 to the consolidated financial statements.

Countermeasures for the Removal of Government Deposit Guarantees

Effective from April 2002 in Japan, limits were placed on government guarantees of certain short-term deposits held by financial institutions. As a countermeasure, the Company maintains its deposits with a diverse group of financial institutions with high credit ratings. In addition, the Company centralizes its risk management with financial institutions mainly through concentrating cash within the parent company.

7. RESEARCH AND DEVELOPMENT

R&D expenses were ¥22.7 billion ($194 million), an increase of ¥0.7 billion from the prior year, and its ratio to net sales declined 0.08 percentage point, to 2.16%. R&D expenses were mainly spent on R&D activities of the Internal Combustion Engine and Machinery segment.

8. CAPITAL EXPENDITURES

Capital expenditures amounted to ¥33.8 billion ($289 million), a 29.5% increase from the prior year. Capital expenditures were spent primarily on expanding production capacity, including building a new factory, and rationalization measures. The amount of depreciation expense was ¥25.4 billion ($217 million), ¥0.1 billion less than the prior year. The funds for these capital expenditures were mainly provided by internal operations. The principal capital expenditures as of March 31, 2006 were related to expansion of capacity for engine manufacturing.

9. MATTERS RELATED TO THE HEALTH HAZARD OF ASBESTOS

Background

Until 1995, the Company's plant in Amagasaki, Hyogo Prefecture, which is now a company office, had produced products containing asbestos. In April 2005, the Company was advised that some residents who lived near the former plant suffered from mesothelioma, a form of lung cancer that is said to be mainly caused by the aspiration of asbestos. After discussing this issue with those patients and their private support groups, and deliberating internally and consulting with outside advisers, the Company announced its intention in June 2005 to act seriously and faithfully concerning various issues of the health hazard of asbestos from the viewpoint of corporate social responsibility (CSR) as a company that had once manufactured products containing asbestos for a long time.

According to the Company's basic policy, the Company started in August 2005 the program of consolation payments to patients with mesothelioma who lived near the former plant and to the families of residents who died from mesothelioma. Subsequently, the Company decided to establish the relief payment system in place of the consolation payment system and make additional payment to the residents to whom consolation payment or condolence payment were eligible to be paid or payable. The new supporting system will be applied to the residents who claim for payment in the future.

With regard to current and former employees who are suffering from, or died of, asbestos-related diseases, the Company has paid, or is paying, compensation in accordance with policies that were established in the early 1990s, which include compensation for medical expenses, special health checkups for retired employees, and certain additional payments to workers' compensation that are not required by law but are voluntarily made by the Company.

As a result of the asbestos issue becoming an object of public concern, the Japanese government newly established the Law for the Relief of Patients Suffering from Asbestos-Related Diseases ("New Asbestos Law") in March 2006. This law was enacted for the purpose of promptly providing relief to people suffering from asbestos-related diseases who are not eligible for relief by compensation from the Workers' Accident Compensation Insurance in accordance with the Workers' Accident Compensation Insurance Law. Based on the New Asbestos Law, a Fund for the Relief of Patients Suffering from Asbestos-Related Diseases (the "Fund") was established by the Environmental Restoration and Conservation Agency of Japan, which is an independent administrative institution, for the purpose of providing financial assistance to eligible patients. The Fund is to commence the supply of funds to those individuals with asbestos-related illnesses as soon as they are identified as eligible patients under the New Asbestos Law. The Fund, from which the relief aid is paid, is funded by the national government, municipal governments, and business entities. The amount of contribution to be made by each business entity is now under consideration by the national government and is to be decided in the year ending March 31, 2007, and the business entities shall commence the payment of the contribution from the year ending March 31, 2008.

Contingencies Regarding Asbestos-Related Matters

The Company expenses payments to certain residents and current and former employees when the Company determines that a payment is warranted based on the medical condition of the individual concerned and in accordance with the Company's policies and procedures. The amounts of these expenses during the year under review were approximately ¥4.2 billion. The Company has no grounds to project the number of current and former employees and residents who lived close to the Company's plants that are going to newly apply for payments. In addition, Kubota's liability under the New Asbestos Law has not been determined yet, and, although the Company has not been involved in any lawsuits up to the present time related to the asbestos-related diseases of its current and former employees and residents who lived close to the Company's plants, the Company recognizes the possibility that it may face lawsuits related to this issue. Therefore, the Company believes it is not possible to reasonably estimate the amount of its ultimate liability relating to this contingency. However, the Company believes asbestos-related issues contain potentially material risks for the Company's consolidated results of operations, financial position, and its liquidity.

10. OUTLOOK FOR THE NEXT FISCAL YEAR

Financial Outlook

In the Company's forecast of consolidated net sales for the year ending March 31, 2007, the Company believes that domestic sales are expected to be almost the same amount as those of the year under review. As for overseas sales, the Company expects increased sales due to sales expansion in the Pipes, Valves, and Industrial Castings segment and the Environmental Engineering segment as well as sales expansion in the Internal Combustion Engine and Machinery segment.

The Company expects a steady improvement in operating income. Although the price increases in raw materials will cause downward pressure on operating income, an increase in overseas sales of Internal Combustion Engine and Machinery and corporate-wide cost reduction are expected to contribute to the increase in operating income.

Net income is forecast to slightly decrease from the year under review due to the significant decrease in other income—net due to an absence of the gain on nonmonetary exchange of securities (¥15.9 billion) recorded in the year under review.

Cautionary Statements with Respect to Forward-Looking Statements

This document may contain forward-looking statements that are based on management's expectations, estimates, projections, and assumptions. These statements are not guarantees of future performance and involve certain risks and uncertainties, which are difficult to predict. Therefore, actual future results may differ materially from what is forecast in the forward-looking statements due to a variety of factors, including, and without limitation, general economic conditions in the Company's markets, particularly government agricultural policies, levels of capital expenditures, both in the public and private sectors, foreign currency exchange rates, continued competitive pricing pressures in the marketplace, as well as the Company's ability to continue to gain acceptance of its products among the public.

■ SEGMENT INFORMATION

The following segment information for the years ended March 31, 2006 and 2005, which is required under the regulations of the Securities and Exchange Law of Japan, is not consistent with accounting principles generally accepted in the United States of America.

Industry Segments

	Millions of Yen						
Year Ended March 31, 2006	Internal Combustion Engine & Machinery	Pipes, Valves, & Industrial Castings	Environmental Engineering	Other	Total	Corporate & Eliminations	Consolidated
Net sales:							
Unaffiliated customers	**¥658,776**	**¥189,708**	**¥110,479**	**¥ 92,077**	**¥1,051,040**	**¥ —**	**¥1,051,040**
Intersegment	**40**	**2,184**	**209**	**15,176**	**17,609**	**(17,609)**	**—**
Total	**658,816**	**191,892**	**110,688**	**107,253**	**1,068,649**	**(17,609)**	**1,051,040**
Cost of sales and operating expenses	**555,687**	**172,637**	**106,475**	**105,073**	**939,872**	**(2,332)**	**937,540**
Operating income	**¥103,129**	**¥ 19,255**	**¥ 4,213**	**¥ 2,180**	**¥ 128,777**	**¥(15,277)**	**¥ 113,500**
Identifiable assets at March 31, 2006	**¥760,001**	**¥181,740**	**¥ 92,996**	**¥ 81,461**	**¥1,116,198**	**¥289,204**	**¥1,405,402**
Depreciation	**15,284**	**5,308**	**798**	**1,492**	**22,882**	**2,508**	**25,390**
Loss from impairment	**61**	**82**	**59**	**836**	**1,038**	**—**	**1,038**
Capital expenditures	**25,482**	**3,585**	**389**	**1,479**	**30,935**	**2,870**	**33,805**

	Millions of Yen						
Year Ended March 31, 2005	Internal Combustion Engine & Machinery	Pipes, Valves, & Industrial Castings	Environmental Engineering	Other	Total	Corporate & Eliminations	Consolidated
Net sales:							
Unaffiliated customers	¥582,664	¥170,629	¥117,633	¥112,300	¥ 983,226	¥ —	¥ 983,226
Intersegment	88	8,237	249	14,956	23,530	(23,530)	—
Total	582,752	178,866	117,882	127,256	1,006,756	(23,530)	983,226
Cost of sales and operating expenses	503,596	167,391	112,167	123,374	906,528	(10,075)	896,453
Operating income	¥ 79,156	¥ 11,475	¥ 5,715	¥ 3,882	¥ 100,228	¥(13,455)	¥ 86,773
Identifiable assets at March 31, 2005	¥614,123	¥190,669	¥105,890	¥100,874	¥1,011,556	¥181,500	¥1,193,056
Depreciation	14,154	6,368	930	1,678	23,130	2,338	25,468
Loss from impairment	77	—	42	976	1,095	—	1,095
Capital expenditures	17,482	1,823	358	1,388	21,051	5,046	26,097

	Thousands of U.S. Dollars						
Year Ended March 31, 2006	Internal Combustion Engine & Machinery	Pipes, Valves, & Industrial Castings	Environmental Engineering	Other	Total	Corporate & Eliminations	Consolidated
Net sales:							
Unaffiliated customers	**$5,630,564**	**$1,621,436**	**$944,265**	**$786,983**	**$8,983,248**	**$ —**	**$ 8,983,248**
Intersegment	**342**	**18,667**	**1,786**	**129,709**	**150,504**	**(150,504)**	**—**
Total	**5,630,906**	**1,640,103**	**946,051**	**916,692**	**9,133,752**	**(150,504)**	**8,983,248**
Cost of sales and operating expenses	**4,749,462**	**1,475,530**	**910,043**	**898,060**	**8,033,095**	**(19,932)**	**8,013,163**
Operating income	**$ 881,444**	**$ 164,573**	**$ 36,008**	**$ 18,632**	**$1,100,657**	**$ (130,572)**	**$ 970,085**
Identifiable assets at March 31, 2006	**$6,495,735**	**$1,553,333**	**$794,838**	**$696,248**	**$9,540,154**	**$2,471,829**	**$12,011,983**
Depreciation	**130,632**	**45,368**	**6,821**	**12,752**	**195,573**	**21,436**	**217,009**
Loss from impairment	**522**	**701**	**504**	**7,145**	**8,872**	**—**	**8,872**
Capital expenditures	**217,795**	**30,641**	**3,325**	**12,641**	**264,402**	**24,530**	**288,932**

Geographic Segments

Year Ended March 31, 2006	Japan	North America	Other Areas	Total	Corporate & Eliminations	Consolidated
	Millions of Yen					
Net sales:						
Unaffiliated customers	**¥659,062**	**¥273,078**	**¥118,900**	**¥1,051,040**	**¥ —**	**¥1,051,040**
Intersegment	**250,976**	**4,934**	**4,070**	**259,980**	**(259,980)**	**0**
Total	**910,038**	**278,012**	**122,970**	**1,311,020**	**(259,980)**	**1,051,040**
Cost of sales and operating expenses	**807,788**	**257,080**	**111,547**	**1,176,415**	**(238,875)**	**937,540**
Operating income	**¥102,250**	**¥ 20,932**	**¥ 11,423**	**¥ 134,605**	**¥ (21,105)**	**¥ 113,500**
Identifiable assets at March 31, 2006	**¥730,366**	**¥390,122**	**¥ 80,353**	**¥1,200,841**	**¥204,561**	**¥1,405,402**

Year Ended March 31, 2005	Japan	North America	Other Areas	Total	Corporate & Eliminations	Consolidated
	Millions of Yen					
Net sales:						
Unaffiliated customers	¥659,283	¥232,135	¥91,808	¥ 983,226	¥ —	¥ 983,226
Intersegment	193,242	3,000	2,792	199,034	(199,034)	—
Total	852,525	235,135	94,600	1,182,260	(199,034)	983,226
Cost of sales and operating expenses	778,412	215,044	87,207	1,080,663	(184,210)	896,453
Operating income	¥ 74,113	¥ 20,091	¥ 7,393	¥ 101,597	¥ (14,824)	¥ 86,773
Identifiable assets at March 31, 2005	¥746,627	¥259,218	¥64,737	¥1,070,582	¥ 122,474	¥1,193,056

Year Ended March 31, 2006	Japan	North America	Other Areas	Total	Corporate & Eliminations	Consolidated
	Thousands of U.S. Dollars					
Net sales:						
Unaffiliated customers	**$5,633,009**	**$2,334,000**	**$1,016,239**	**$ 8,983,248**	**$ —**	**$ 8,983,248**
Intersegment	**2,145,094**	**42,171**	**34,786**	**2,222,051**	**(2,222,051)**	**0**
Total	**7,778,103**	**2,376,171**	**1,051,025**	**11,205,299**	**(2,222,051)**	**8,983,248**
Cost of sales and operating expenses	**6,904,171**	**2,197,265**	**953,393**	**10,054,829**	**(2,041,666)**	**8,013,163**
Operating income	**$ 873,932**	**$ 178,906**	**$ 97,632**	**$ 1,150,470**	**$ (180,385)**	**$ 970,085**
Identifiable assets at March 31, 2006	**$6,242,444**	**$3,334,376**	**$ 686,778**	**$10,263,598**	**$1,748,385**	**$12,011,983**

Sales by Region

Years Ended March 31, 2006 and 2005	Millions of Yen 2006		2005		Thousands of U.S. Dollars 2006
Japan	**¥ 630,811**	**60.0%**	¥637,902	64.9%	**$5,391,547**
Overseas:					
North America	**271,329**	**25.8**	232,631	23.6	**2,319,051**
Other Areas	**148,900**	**14.2**	112,693	11.5	**1,272,650**
Subtotal	**420,229**	**40.0**	345,324	35.1	**3,591,701**
Total	**¥1,051,040**	**100.0%**	¥983,226	100.0%	**$8,983,248**

Sales by region represent sales to unaffiliated customers based on the customers' locations.

Consolidated Balance Sheets

Kubota Corporation and Subsidiaries March 31, 2006 and 2005

ASSETS	Millions of Yen 2006	Millions of Yen 2005	Thousands of U.S. Dollars (Note 1) 2006
Current assets:			
Cash and cash equivalents	**¥ 91,858**	¥ 74,563	**$ 785,111**
Notes and accounts receivable (Notes 3, 6, 7, 10 and 18):			
Trade notes	**70,007**	72,517	**598,351**
Trade accounts	**242,865**	248,338	**2,075,769**
Less: Allowance for doubtful notes and accounts receivable (Note 6)	**(2,155)**	(2,257)	**(18,419)**
Short-term finance receivables—net (Notes 5, 7 and 18)	**79,116**	50,921	**676,205**
Inventories (Note 2)	**175,660**	155,146	**1,501,368**
Other current assets (Notes 12 and 18)	**100,873**	76,143	**862,162**
Total current assets	**758,224**	675,371	**6,480,547**
Investments and long-term finance receivables:			
Investments in and advances to affiliated companies (Note 3)	**13,145**	11,808	**112,350**
Other investments (Notes 4 and 7)	**236,629**	146,979	**2,022,470**
Long-term finance receivables—net (Notes 5, 7 and 18)	**124,509**	80,725	**1,064,180**
Total investments and long-term finance receivables	**374,283**	239,512	**3,199,000**
Property, plant, and equipment (Note 7):			
Land	**82,978**	83,031	**709,214**
Buildings	**203,985**	200,173	**1,743,462**
Machinery and equipment	**367,150**	359,659	**3,138,034**
Construction in progress	**6,236**	4,499	**53,299**
Total	**660,349**	647,362	**5,644,009**
Accumulated depreciation	**(433,977)**	(427,612)	**(3,709,205)**
Net property, plant, and equipment	**226,372**	219,750	**1,934,804**
Other assets (Notes 6, 8 and 12)	**46,523**	58,423	**397,632**
Total	**¥1,405,402**	¥1,193,056	**$12,011,983**

See notes to consolidated financial statements.

LIABILITIES AND SHAREHOLDERS' EQUITY	Millions of Yen 2006	2005	Thousands of U.S. Dollars (Note 1) 2006
Current liabilities:			
Short-term borrowings (Note 7)	**¥ 132,209**	¥ 119,802	**$ 1,129,991**
Trade notes payable	**33,560**	33,675	**286,838**
Trade accounts payable	**186,901**	183,367	**1,597,444**
Advances received from customers	**7,311**	4,104	**62,487**
Notes and accounts payable for capital expenditures	**13,348**	9,094	**114,086**
Accrued payroll costs	**24,310**	23,616	**207,778**
Accrued expenses	**28,587**	24,998	**244,333**
Income taxes payable	**12,376**	12,223	**105,778**
Other current liabilities (Note 17)	**27,816**	26,289	**237,744**
Current portion of long-term debt (Note 7)	**50,020**	66,877	**427,521**
Total current liabilities	**516,438**	504,045	**4,414,000**
Long-term liabilities:			
Long-term debt (Note 7)	**152,024**	117,488	**1,299,351**
Accrued retirement and pension costs (Note 8)	**53,633**	65,836	**458,402**
Other long-term liabilities (Note 12)	**47,925**	3,093	**409,615**
Total long-term liabilities	**253,582**	186,417	**2,167,368**
Commitments and contingencies (Note 17)			
Minority interests	**28,898**	21,575	**246,991**
Shareholders' equity (Notes 9 and 14):			
Common stock,			
authorized 1,874,700,000 shares and 1,931,000,000 shares in 2006 and 2005, respectively			
outstanding 1,299,487,964 shares and 1,300,413,082 shares in 2006 and 2005, respectively	**84,070**	78,156	**718,547**
Capital surplus	**93,150**	87,263	**796,154**
Legal reserve	**19,539**	19,539	**167,000**
Retained earnings	**323,116**	290,187	**2,761,675**
Accumulated other comprehensive income	**86,769**	27,507	**741,615**
Treasury stock (381,216 shares and 40,395,896 shares in 2006 and 2005, respectively), at cost	**(160)**	(21,633)	**(1,367)**
Total shareholders' equity	**606,484**	481,019	**5,183,624**
Total	**¥1,405,402**	¥1,193,056	**$12,011,983**

Consolidated Statements of Income

Kubota Corporation and Subsidiaries Years Ended March 31, 2006, 2005, and 2004

	Millions of Yen			Thousands of U.S. Dollars (Note 1)
	2006	2005	2004	**2006**
Net sales (Note 3)	**¥1,051,040**	¥983,226	¥929,876	**$8,983,248**
Cost of sales	**747,380**	713,312	701,718	**6,387,864**
Selling, general, and administrative expenses	**185,451**	181,727	199,189	**1,585,051**
Loss from disposal and impairment of businesses and fixed assets (Note 16)	**4,709**	1,414	6,359	**40,248**
Operating income	**113,500**	86,773	22,610	**970,085**
Other income (expenses):				
Interest and dividend income	**14,355**	9,488	7,264	**122,692**
Interest expense	**(7,122)**	(4,699)	(4,252)	**(60,872)**
Gain on sales of securities—net	**4,703**	1,604	3,161	**40,197**
Gain on nonmonetary exchange of securities (Note 1)	**15,901**	—	—	**135,906**
Subsidy from the government (Note 8)	**—**	58,571	—	**—**
Other—net (Note 11)	**(931)**	4,298	(891)	**(7,957)**
Other income, net	**26,906**	69,262	5,282	**229,966**
Income from continuing operations before income taxes, minority interests in earnings of subsidiaries, and equity in net income of affiliated companies	**140,406**	156,035	27,892	**1,200,051**
Income taxes (Note 12):				
Current	**34,433**	34,491	29,255	**294,299**
Deferred	**21,634**	13,625	(15,554)	**184,906**
Total income taxes	**56,067**	48,116	13,701	**479,205**
Minority interests in earnings of subsidiaries	**4,938**	3,442	2,476	**42,205**
Equity in net income of affiliated companies (Note 3)	**1,633**	2,324	780	**13,957**
Income from continuing operations	**81,034**	106,801	12,495	**692,598**
Income (loss) from discontinued operations, net of taxes (Note 19)	**—**	11,100	(795)	**—**
Net income	**¥ 81,034**	¥117,901	¥ 11,700	**$ 692,598**

	Yen			U.S. Dollars (Note 1)
Net income (loss) per common share (Note 13):				
Basic:				
Continuing operations	**¥62.14**	¥80.72	¥9.31	**$0.53**
Discontinued operations	**—**	8.39	(0.59)	**—**
Net income	**¥62.14**	¥89.11	¥8.72	**$0.53**
Diluted:				
Continuing operations	**¥61.67**	¥78.67	¥9.09	**$0.53**
Discontinued operations	**—**	8.16	(0.56)	**—**
Net income	**¥61.67**	¥86.83	¥8.53	**$0.53**

See notes to consolidated financial statements.

Consolidated Statements of Comprehensive Income (Loss)

Kubota Corporation and Subsidiaries Years Ended March 31, 2006, 2005, and 2004

	Millions of Yen			Thousands of U.S. Dollars (Note 1)
	2006	2005	2004	**2006**
Net income	**¥ 81,034**	¥117,901	¥11,700	**$ 692,598**
Other comprehensive income (loss), net of tax (Note 14):				
Foreign currency translation adjustments	**13,570**	(1,468)	(7,535)	**115,983**
Unrealized gains on securities	**45,017**	517	43,368	**384,761**
Minimum pension liability adjustment	**—**	3,492	37,565	**—**
Unrealized gains (losses) on derivatives	**675**	(1,109)	772	**5,769**
Other comprehensive income	**59,262**	1,432	74,170	**506,513**
Comprehensive income	**¥140,296**	¥119,333	¥85,870	**$1,199,111**

See notes to consolidated financial statements.

Consolidated Statements of Shareholders' Equity

Kubota Corporation and Subsidiaries Years Ended March 31, 2006, 2005, and 2004

	Shares of Common Stock Outstanding (Thousands)	Millions of Yen					
		Common Stock	Capital Surplus	Legal Reserve	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Treasury Stock at Cost
Balance, March 31, 2003	1,345,450	¥78,156	¥87,263	¥19,539	¥200,517	¥(48,095)	¥(21,937)
Net income					11,700		
Other comprehensive income						74,170	
Cash dividends, ¥6 per common share					(8,061)		
Purchases of treasury stock	(5,253)						(2,170)
Balance, March 31, 2004	1,340,197	78,156	87,263	19,539	204,156	26,075	(24,107)
Net income					117,901		
Other comprehensive income						1,432	
Cash dividends, ¥6 per common share					(7,989)		
Purchases of treasury stock	(39,784)						(21,407)
Retirement of treasury stock					(23,881)		23,881
Balance, March 31, 2005	1,300,413	78,156	87,263	19,539	290,187	27,507	(21,633)
Net income					**81,034**		
Other comprehensive income						**59,262**	
Cash dividends, ¥9 per common share					**(11,769)**		
Purchases of treasury stock	**(16,285)**						**(14,863)**
Retirement of treasury stock					**(36,336)**		**36,336**
Conversion of bonds	**15,360**	**5,914**	**5,887**				
Balance, March 31, 2006	**1,299,488**	**¥84,070**	**¥93,150**	**¥19,539**	**¥323,116**	**¥ 86,769**	**¥ (160)**

	Thousands of U.S. Dollars (Note 1)					
	Common Stock	Capital Surplus	Legal Reserve	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Treasury Stock at Cost
Balance, March 31, 2005	$668,000	$745,838	$167,000	$2,480,231	$235,102	$(184,897)
Net income				**692,598**		
Other comprehensive income					**506,513**	
Cash dividends, $0.08 per common share				**(100,590)**		
Purchases of treasury stock						**(127,034)**
Retirement of treasury stock				**(310,564)**		**310,564**
Conversion of bonds	**50,547**	**50,316**				
Balance, March 31, 2006	**$718,547**	**$796,154**	**$167,000**	**$2,761,675**	**$741,615**	**$ (1,367)**

See notes to consolidated financial statements.

Consolidated Statements of Cash Flows

Kubota Corporation and Subsidiaries Years Ended March 31, 2006, 2005, and 2004

	Millions of Yen			Thousands of U.S. Dollars (Note 1)
	2006	2005	2004	**2006**
Operating activities:				
Net income	**¥ 81,034**	¥117,901	¥ 11,700	**$ 692,598**
Adjustments to reconcile net income to net cash provided by operating activities:				
Depreciation and amortization	**25,821**	25,808	27,755	**220,692**
Provision for doubtful receivables	**55**	79	783	**470**
Provision for (reversal of) accrued retirement and pension costs	**(12,514)**	(7,306)	48,516	**(106,957)**
Subsidy from the government	**—**	(58,571)	—	**—**
Gain on sales of securities	**(4,703)**	(1,604)	(3,161)	**(40,197)**
Gain on nonmonetary exchange of securities	**(15,901)**	—	—	**(135,906)**
Valuation losses on short-term and other investments	**403**	423	1,083	**3,444**
Loss on disposals of fixed assets	**23**	1,341	4,122	**197**
Impairment loss on fixed assets	**1,038**	1,095	1,263	**8,872**
Equity in net income of affiliated companies	**(1,633)**	(2,324)	(780)	**(13,957)**
Deferred income taxes	**21,634**	13,625	(15,554)	**184,906**
Change in assets and liabilities, net of effects from sales and transfer of businesses:				
(Increase) decrease in notes and accounts receivable	**11,099**	(19,540)	48,241	**94,863**
(Increase) decrease in inventories	**(11,736)**	(8,129)	6,954	**(100,308)**
Increase in other current assets	**(10,559)**	(15,159)	(15,812)	**(90,248)**
Increase (decrease) in trade notes and accounts payable	**(4,060)**	22,404	(9,521)	**(34,701)**
Increase (decrease) in income taxes payable	**(167)**	(3,363)	5,195	**(1,427)**
Increase in other current liabilities	**4,408**	3,151	310	**37,675**
Other	**3,615**	(2,923)	(1,519)	**30,899**
Net cash provided by operating activities	**87,857**	66,908	109,575	**750,915**
Investing activities:				
Purchases of fixed assets	**(25,680)**	(20,818)	(26,493)	**(219,487)**
Purchases of investments and change in advances	**442**	(495)	9,257	**3,778**
Proceeds from sales of property, plant, and equipment	**5,568**	2,769	3,129	**47,590**
Proceeds from sales of investments	**8,499**	2,981	8,182	**72,641**
Proceeds from sale of business	**218**	1,117	2,562	**1,863**
Increase in finance receivables	**(142,393)**	(119,878)	(115,117)	**(1,217,034)**
Collection of finance receivables	**80,163**	53,575	31,192	**685,154**
Sales of finance receivables	**11,753**	5,208	50,019	**100,453**
Net (increase) decrease in short-term investments	**—**	3,001	(2,991)	**—**
Cash transferred in sale of a business	**—**	(6,048)	—	**—**
Other	**138**	360	(117)	**1,179**
Net cash used in investing activities	**(61,292)**	(78,228)	(40,377)	**(523,863)**
Financing activities:				
Proceeds from issuance of long-term debt	**88,829**	39,582	37,128	**759,222**
Repayments of long-term debt	**(71,719)**	(39,081)	(74,171)	**(612,983)**
Net increase (decrease) in short-term borrowings	**335**	34,453	(7,489)	**2,863**
Cash dividends	**(11,769)**	(7,989)	(8,061)	**(100,590)**
Purchases of treasury stock	**(14,898)**	(21,451)	(2,223)	**(127,333)**
Other	**(964)**	(1,006)	(281)	**(8,239)**
Net cash provided by (used in) financing activities	**(10,186)**	4,508	(55,097)	**(87,060)**
Effect of exchange rate changes on cash and cash equivalents	**916**	154	(242)	**7,829**
Net increase (decrease) in cash and cash equivalents	**17,295**	(6,658)	13,859	**147,821**
Cash and cash equivalents, beginning of year	**74,563**	81,221	67,362	**637,290**
Cash and cash equivalents, end of year	**¥ 91,858**	¥ 74,563	¥ 81,221	**$ 785,111**

See notes to consolidated financial statements.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Description of Business

Kubota Corporation (the "parent company") and subsidiaries (collectively the "Company") are one of Japan's leading manufacturers of a comprehensive range of machinery and other industrial and consumer products, including farm equipment, engines, pipe and fluid systems engineering, industrial castings, environmental control plants, and housing materials and equipment.

The manufacturing operations of the Company are conducted primarily at 20 plants in Japan and at 7 overseas plants located in the United States and certain other countries. Farm equipment, construction machinery, ductile iron pipe, and certain other products are sold both in Japan and overseas markets which consist mainly of North America, Europe, and Asia.

Basis of Financial Statements

The consolidated financial statements are presented in accordance with accounting principles generally accepted in the United States of America ("US GAAP") with the exception of FASB Emerging Issues Task Force ("EITF") Issue No. 91-5, "Nonmonetary Exchange of Cost-Method Investments" (see **Investments**). The presentation of segment information required by Statement of Financial Accounting Standards ("SFAS") No. 131, "Disclosures about Segments of an Enterprise and Related Information," has also been omitted.

Certain reclassifications have been made to the consolidated financial statements for 2005 and 2004 to conform with classifications used in 2006.

Translation into United States Dollars

The parent company and its domestic subsidiaries maintain their accounts in Japanese yen, the currency of the country in which they are incorporated and principally operate. The United States dollar amounts included herein represent a translation using the approximate exchange rate at March 31, 2006 of ¥117=US$1, solely for convenience of readers outside Japan. The translation should not be construed as a representation that the yen amounts have been, could have been, or could in the future be, converted into United States dollars.

Consolidation

The consolidated financial statements include the accounts of the parent company and all majority-owned subsidiaries. The accounts of certain consolidated subsidiaries that have December 31 fiscal year-ends have been included in the March 31 consolidated financial statements. The accounts of variable interest entity ("VIE") as defined by the FASB Interpretation No. 46 (revised December 2003), "Consolidation of Variable Interest Entities" ("FIN46R") are included in the consolidated financial statements, if applicable.

The Company is involved with the VIE which engage in sales activities within the Internal Combustion Engine and Machinery segment. The VIE has been consolidated by the Company in accordance with FIN46R.

Total assets of the VIE at March 31, 2006 were ¥2,497 million ($21,342 thousand). Whole assets of the VIE are not collateral for the VIE's obligations. Also, the creditors or beneficial interest holders of the consolidated VIE have no recourse to the general credit of the Company.

The Company is not a primary beneficiary of the unconsolidated VIEs and does not hold any significant variable interests in the VIEs.

Intercompany items have been eliminated in consolidation.

Investments mainly in 20%~50%-owned companies (the "affiliated companies") are accounted for using the equity method of accounting.

Revenue Recognition

The Company recognizes revenue related to product sales when (1) persuasive evidence of an arrangement exists, (2) delivery has occurred or services have been rendered, (3) the sales price is fixed or determinable, and (4) collectibility is reasonably assured.

Sales of environmental and other plant and equipment are recorded when the installation of plant and equipment is completed and accepted by the customer for short-term contracts, and recorded under the percentage-of-completion method of accounting for long-term contracts. (See Note 10. REVENUE RECOGNITION FOR LONG-TERM CONTRACTS). Estimated losses on sales contracts are recorded in the period in which they are identified.

Housing real estate sales are recorded when the title is legally transferred to the customer in accordance with the underlying contract and real estate laws and regulations.

Finance receivables are composed of the total arrangement fee less unamortized discounts. Based on imputed interest for the time value of money and reserve for credit losses, income is recorded over the terms of the receivables using the interest method.

Foreign Currency Translation

Under the provisions of SFAS No. 52,"Foreign Currency Translation," assets and liabilities of foreign subsidiaries are translated into Japanese yen at year-end exchange rates, and income and expenses are translated at the average exchange rates for the year. The resulting translation adjustments are included in accumulated other comprehensive income (loss) in the accompanying consolidated balance sheets. Exchange gains and losses resulting from foreign currency transactions and translation of assets and liabilities denominated in foreign currencies are included in the consolidated statements of income.

Securitization of Receivables

The Company sells trade and finance receivables to investors through bankruptcy-remote independent securitization trusts. At the time the receivables are sold to the securitization trusts, the balances are removed from the consolidated balance sheet of the Company. The investment in the sold receivables pool is allocated between the portion sold and the portion retained based on their relative fair values on the date of sale. The gain or loss for each qualifying sale of receivables is determined based on book value allocated to the portion sold.

The Company continues to service the receivables for a fee based on a percentage of the receivables transferred. The investors and the securitization trusts have no recourse to the Company's assets for failure of debtors to pay when due.

Allowance for Doubtful Receivables

The Company provides an allowance for doubtful notes and receivables. The allowance for doubtful receivables is based on historical collection trends and management's judgement on the collectibility of these accounts. Historical collection trends, as well as prevailing and anticipated economic conditions, are routinely monitored by management, and any adjustment required to the allowance is reflected in current operations.

Inventories

Manufacturing inventories are stated at the lower of cost, substantially determined using the average-cost method, or market, representing the estimated selling price less costs to sell. Completed real estate projects are stated at the lower of acquisition cost or fair value less estimated costs to sell. The fair values of those assets are estimates based on the appraised values in the market. Land to be developed and projects under development are carried at cost unless an impairment loss is required. An impairment loss on those assets is recognized when their carrying amounts exceed the undiscounted future

cash flows expected to be realized from them and is measured based on the present values of those expected future cash flows.

Investments

Under SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities," the Company classifies all its debt securities and marketable equity securities as available for sale and carries them at fair value with a corresponding recognition of the net unrealized holding gain or loss (net of tax) as an item of other comprehensive income in shareholders' equity. The fair values of those securities are determined based on quoted market prices.

Gains and losses on sales of available-for-sale securities as well as other nonmarketable equity securities which are carried at cost are computed on the average-cost method. When a decline in the value of the marketable security is deemed to be other than temporary, the Company recognizes an impairment loss to the extent of the decline. In determining if and when such a decline in value is other than temporary, the Company evaluates the extent to which cost exceeds market value, the duration of market declines, and other key measures. Other non-marketable securities are stated at cost and reviewed periodically for impairment.

(Merger of Bank of Tokyo and Mitsubishi Bank)

On April 1, 1996, The Bank of Tokyo, Ltd. ("BOT") and The Mitsubishi Bank, Limited, merged. Upon the merger, each common share of BOT owned by the Company which had been carried at cost was converted into 0.8 share of the combined entity, The Bank of Tokyo-Mitsubishi, Ltd. (currently part of Mitsubishi UFJ Financial Group, Inc. ("MUFG")) For purposes of comparability with financial statements under Japanese GAAP, the Company did not account for the exchange under EITF 91-5, which requires recognition of a nonmonetary exchange gain on the common shares of BOT.

If EITF 91-5 had been adopted, net income would have increased by ¥3,081 million for the year ended March 31, 1997, and decreased by ¥603 million for the year ended March 31, 2002. Net loss would have increased by ¥545 million for the year ended March 31, 2003. There would have been no impact on operating results for the years ended March 31, 2006, 2005, and 2004. Retained earnings would have decreased by ¥380 million ($3,248 thousand) at March 31, 2006, 2005, and 2004, with a corresponding increase in accumulated other comprehensive income. These amounts primarily reflect the unrecognized gain on the initial nonmonetary exchange in 1997 and subsequent losses on sales and impairment of the investment through 2003.

(Merger of UFJ Holdings and Mitsubishi Tokyo Financial Group)

On October 1, 2005, UFJ Holdings, Inc. ("UFJ") and Mitsubishi Tokyo Financial Group, Inc. merged. Upon the merger, each common share of UFJ owned by the Company which had been carried at cost was converted into 0.62 share of the combined entity, MUFG.

For the year ended March 31, 2005, the Company accounted for gain on nonmonetary exchange of securities of ¥15,901 million ($135,906 thousand), based on the fair value of MUFG's common shares of ¥18,284 million ($156,274 thousand) less carrying amounts of UFJ's common shares of ¥2,383 million ($20,368 thousand).

Property, Plant, and Equipment

Property, plant, and equipment are stated at cost less accumulated depreciation. Depreciation of plant and equipment is principally computed using the declining-balance method based on the estimated useful lives of the assets. The estimated useful lives are principally as follows:

Buildings	10~50 years
Machinery and equipment	2~14 years

Income Taxes

The Company accounts for income taxes in accordance with SFAS No. 109, "Accounting for Income Taxes." Under SFAS No. 109, deferred tax assets and liabilities are computed based on the differences between the financial statement and the income tax bases of assets and liabilities and tax loss and other carryforwards using the enacted tax rate. A valuation allowance is established, when necessary, to reduce deferred tax assets to the amount that management believes will more likely than not be realized.

Consideration Given by a Vendor to a Customer

The Company accounts for consideration given to a customer in accordance with EITF 01-9, "Accounting for Consideration Given by a Vendor to a Customer (Including a Reseller of the Vendor's Products)." EITF 01-9 defines the income statement classification of consideration given by a vendor to a customer or a reseller of the vendor's products. In accordance with EITF 01-9, certain sales incentives are deducted from revenue.

Research and Development and Advertising

Research and development and advertising costs are expensed as incurred.

Shipping and Handling Costs

Shipping and handling costs are included in selling, general, and administrative expenses.

Expense from Relief Payment for Health Hazard of Asbestos

The Company expenses payments to certain residents who lived near the Company's plant and current and former employees when the Company determines that a payment is warranted based on the medical condition of the individual concerned and in accordance with the Company's policies and procedures.

The Company also accrues an estimated loss from asbestos-related matters by a charge to income if both of the following conditions are met:

a. It is probable that a liability had been incurred at the date of financial statements.

b. The amount of loss can be reasonably estimated.

(See Note 17. COMMITMENTS AND CONTINGENCIES.)

Net Income per Common Share

Basic net income per common share has been computed by dividing net income available to common shareholders by the weighted average number of common shares outstanding for the period.

Diluted net income per common share reflects the potential dilution and has been computed on the basis that all convertible debentures were converted at the beginning of the year or at the time of issuance (if later).

Derivative Financial Instruments

The Company accounts for derivative financial instruments in accordance with SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," No. 138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities, an amendment of FASB Statement No. 133," and No. 149, "Amendment of Statement 133 on Derivative Instruments and Hedging Activities." These standards establish accounting and reporting standards for derivative instruments and for hedging activities, and require that an entity recognize all derivatives as either assets or liabilities in the balance sheet and measure those instruments at fair value.

On the date the derivative contract is entered into, the Company designates the derivative as a hedge of a forecasted transaction or the variability of cash flows to be received or paid related to a recognized asset or liability ("cash flow" hedge). The Company formally documents all relationships

between hedging instruments and hedged items, as well as its risk management objective and strategy for undertaking various hedge transactions. This process includes linking all derivatives that are designated as cash flow hedges to specific assets and liabilities on the consolidated balance sheet or to specific firm commitments or forecasted transactions. The Company considers all hedges to be highly effective in offsetting changes in cash flows of hedged items, because the currency, index of interest rates, amount, and terms of the derivatives correspond to those of the hedged items in accordance with the Company's policy.

Changes in the fair value of a derivative that is highly effective and that is designated and qualifies as a cash flow hedge are recorded in other comprehensive income (loss), until earnings are affected by the variability in cash flows of the designated hedged item.

Impairment of Long-Lived Assets

The Company accounts for impairment of long-lived assets in accordance with SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets."

The Company evaluates long-lived assets to be held and used for impairment using an estimate of undiscounted cash flows whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. If the estimate of undiscounted cash flows is less than the carrying amount of the assets, an impairment loss is recorded based on the fair value of the assets.

The Company evaluates long-lived assets to be disposed of by sale at the lower of carrying amount or fair value less cost to sell.

Discontinued Operations

The Company accounts for discontinued operations in accordance with SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" and presents the results of discontinued operations as a separate line item in the consolidated statements of income under income (loss) from discontinued operations, net of taxes.

The figures of the consolidated statements of income for the prior years related to the discontinued operations have been separately reported from the ongoing operating results to conform with the current year presentation.

Cash Flow Information

The Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents. At March 31, 2006, 2005, and 2004, time deposits with original maturities of three months or less amounting to ¥4,195 million ($35,855 thousand), ¥3,333 million, and ¥7,866 million, respectively, were included in cash and cash equivalents.

Cash paid for interest amounted to ¥6,911 million ($59,068 thousand), ¥4,401 million, and ¥4,459 million, and for income taxes amounted to ¥32,724 million ($279,692 thousand), ¥32,092 million, and ¥24,030 million in 2006, 2005, and 2004, respectively.

The Company retired treasury stock of ¥36,336 million ($310,564 thousand), and ¥23,881 million in 2006 and 2005, respectively.

Convertible bonds of ¥11,801 million ($100,863 thousand) were converted into common stock in 2006.

The Company capitalized leased assets under capital leases of ¥3,945 million ($33,718 thousand), ¥3,909 million, and ¥1,917 million in 2006, 2005, and 2004, respectively.

Use of Estimates in the Preparation of the Financial Statements

Management uses estimates in preparing the consolidated financial statements in conformity with US GAAP. Significant estimates used in the preparation of the consolidated financial statements are primarily in the areas of collectibility of private-sector notes and accounts receivable, inventory valuation, impairment of long-lived assets, valuation allowance for deferred tax assets, accruals for employee retirement and pension plans, and revenue recognition for long-term contracts. These estimates are assessed by the Company on a regular basis and management believes that material changes will not occur in the near term, although actual results could ultimately differ from these estimates.

New Accounting Standards

In November 2004, the FASB issued SFAS No. 151,"Inventory Costs, an amendment of ARB No. 43 ("ARB 43"), Chapter 4" in order to clarify the accounting for abnormal amounts of idle facility expense, freight, handling costs, and wasted material (spoilage). This statement requires that those items be recognized as current-period charges regardless of whether they meet the "so abnormal" criterion outlined in ARB 43. SFAS No. 151 also requires the allocation of fixed production overheads to inventory based on the normal capacity of the production facilities. Unallocated overheads must be recognized as an expense in the period in which they are incurred. This statement is effective for inventory costs incurred during fiscal years beginning after June 15, 2005. The adoption of this statement is not expected to have a material effect on the Company's consolidated results of operations and financial position.

In December 2004, the FASB issued SFAS No. 153, "Exchanges of Nonmonetary Assets, an amendment to APB Opinion No. 29." This statement eliminates the exception to measure exchanges at fair value for exchanges of similar productive assets and replaces it with a general exception for exchange transactions that do not have commercial substance. This statement is effective for nonmonetary exchanges in fiscal periods beginning after June 15, 2005. The adoption of this statement is not expected to have a material effect on the Company's consolidated results of operations and financial position.

In May 2005, the FASB issued SFAS No. 154, "Accounting Changes and Error Corrections, a replacement of APB Opinion No. 20 and FASB Statement No. 3" ("SFAS 154"). SFAS 154 changes the requirements for the accounting and reporting of a change in accounting principle by requiring that a voluntary change in accounting principle be applied retrospectively with all prior periods' financial statements presented on the new accounting principle, unless it is impracticable to do so. SFAS 154 also requires that a change in depreciation or amortization for long-lived, nonfinancial assets be accounted for as a change in accounting estimate effected by a change in accounting principle and corrections of errors in previously issued financial statements should be termed a "restatement." SFAS 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. The adoption of this statement is not expected to have a material effect on the Company's consolidated results of operations and financial position.

In November 2005, the FASB issued FASB Staff Position ("FSP") FAS 115-1 and FSP FAS 124-1, "The Meaning of Other-Than-Temporary Impairment and its Application to Certain Investments" ("FSP 115-1"). FSP 115-1 explains when investments in debt securities and equity securities are considered to be impaired, and how such impairment loss is measured. FSP 115-1 is effective for other-than-temporary impairment loss for debt and equity securities incurred during fiscal years beginning after December 15, 2005. The adoption of this statement is not expected to have a material effect on the Company's consolidated results of operations and financial position.

2. INVENTORIES

Inventories at March 31, 2006 and 2005 were as follows:

	Millions of Yen		Thousands of U.S. Dollars
	2006	2005	**2006**
Manufacturing:			
Finished products	**¥103,686**	¥ 93,576	**$ 886,205**
Spare parts	**21,287**	18,516	**181,940**
Work in process	**25,693**	21,658	**219,598**
Raw materials and supplies	**21,205**	17,362	**181,240**
Subtotal	**171,871**	151,112	**1,468,983**
Real estate:			
Completed projects, land to be developed, and projects under development	**3,789**	4,034	**32,385**
	¥175,660	¥155,146	**$1,501,368**

3. INVESTMENTS IN AND ADVANCES TO AFFILIATED COMPANIES

Investments in and advances to affiliated companies at March 31, 2006 and 2005 consisted of the following:

	Millions of Yen		Thousands of U.S. Dollars
	2006	2005	**2006**
Investments	**¥ 13,109**	¥ 11,558	**$ 112,043**
Advances	**36**	250	**307**
	¥ 13,145	¥ 11,808	**$ 112,350**

A summary of financial information of affiliated companies is as follows:

	Millions of Yen		Thousands of U.S. Dollars
At March 31, 2006 and 2005	**2006**	2005	**2006**
Current assets	**¥ 65,492**	¥ 66,245	**$ 559,761**
Noncurrent assets	**54,112**	54,342	**462,496**
Total assets	**119,604**	120,587	**1,022,257**
Current liabilities	**66,462**	63,076	**568,051**
Noncurrent liabilities	**21,807**	29,102	**186,385**
Net assets	**¥ 31,335**	¥ 28,409	**$ 267,821**

	Millions of Yen			Thousands of U.S. Dollars
Years Ended March 31, 2006, 2005, and 2004	**2006**	2005	2004	**2006**
Net sales	**¥219,920**	¥222,753	¥153,819	**$1,879,658**
Cost of sales	**162,124**	165,050	115,154	**1,385,675**
Net income	**3,126**	4,886	2,236	**26,718**

Trade notes and accounts receivable from affiliated companies at March 31, 2006 and 2005 were ¥19,355 million ($165,427 thousand) and ¥22,729 million, respectively.

Sales to affiliated companies aggregated ¥54,484 million ($465,675 thousand), ¥64,465 million, and ¥74,886 million for the years ended March 31, 2006, 2005, and 2004, respectively.

Cash dividends received from affiliated companies were ¥48 million ($410 thousand), ¥28 million, and ¥486 million for the years ended March 31, 2006, 2005, and 2004, respectively.

Retained earnings include net undistributed earnings of affiliated companies in the amount of ¥7,962 million ($68,051 thousand) and ¥6,694 million at March 31, 2006 and 2005.

4. OTHER INVESTMENTS

The cost, fair value, and gross unrealized holding gains and losses for securities by major security type at March 31, 2006 and 2005 were as follows:

	Millions of Yen							
	2006				2005			
	Cost	Fair Value	Gross Unrealized Holding Gains	Gross Unrealized Holding Losses	Cost	Fair Value	Gross Unrealized Holding Gains	Gross Unrealized Holding Losses
Other investments:								
Available-for-sale:								
Equity securities of financial institutions	**¥37,208**	**¥153,697**	**¥116,489**	**¥—**	¥22,040	¥ 87,232	¥65,193	¥ 1
Other equity securities	**19,970**	**71,705**	**51,736**	**1**	19,812	47,423	27,717	106
Corporate debt securities	**—**	**—**	**—**	**—**	813	820	12	5
	¥57,178	**¥225,402**	**¥168,225**	**¥ 1**	¥42,665	¥135,475	¥92,922	¥112

	Thousands of U.S. Dollars			
	2006			
	Cost	Fair Value	Gross Unrealized Holding Gains	Gross Unrealized Holding Losses
Other investments:				
Available-for-sale:				
Equity securities of financial institutions	**$318,017**	**$1,313,650**	**$ 995,633**	**$—**
Other equity securities	**170,684**	**612,863**	**442,188**	**9**
Corporate debt securities	**—**	**—**	**—**	**—**
	$488,701	**$1,926,513**	**$1,437,821**	**$ 9**

Gross unrealized holding losses and fair values on available-for-sale securities at March 31, 2006 and 2005 aggregated by the length of time that individual securities have been in a continuous unrealized loss position were as follows:

Millions of Yen								
	2006				2005			
	Less than 12 months		12 months or longer		Less than 12 months		12 months or longer	
	Fair Value	Gross Unrealized Holding Losses	Fair Value	Gross Unrealized Holding Losses	Fair Value	Gross Unrealized Holding Losses	Fair Value	Gross Unrealized Holding Losses
Other investments:								
Available-for-sale:								
Equity securities of financial institutions	**¥—**	**¥—**	**¥—**	**¥—**	¥ 9	¥ 1	¥—	¥—
Other equity securities	**3**	**1**	**—**	**—**	1,865	106	—	—
Corporate debt securities	**—**	**—**	**—**	**—**	0	5	—	—
	¥ 3	**¥ 1**	**¥—**	**¥—**	¥1,874	¥112	¥—	¥—

	Thousands of U.S. Dollars			
	2006			
	Less than 12 months		12 months or longer	
	Fair Value	Gross Unrealized Holding Losses	Fair Value	Gross Unrealized Holding Losses
Other investments:				
Available-for-sale:				
Equity securities of financial institutions	**$—**	**$—**	**$—**	**$—**
Other equity securities	**26**	**9**	**—**	**—**
Corporate debt securities	**—**	**—**	**—**	**—**
	$26	**$ 9**	**$—**	**$—**

Proceeds from sales of available-for-sale securities and gross realized gains and losses that have been included in earnings as a result of those sales for the years ended March 31, 2006, 2005, and 2004 were as follows:

	Millions of Yen			Thousands of U.S. Dollars
	2006	2005	2004	**2006**
Proceeds from sales	**¥8,499**	¥2,981	¥8,182	**$72,641**
Gross realized gains	**4,944**	1,821	3,228	**42,256**
Gross realized losses	**(241)**	(217)	(67)	**(2,060)**

Investments in non-traded and unaffiliated companies, for which there is no readily determinable fair value, were stated at cost of ¥11,227 million ($95,957 thousand) and ¥11,504 million at March 31, 2006 and 2005, respectively.

Investments in non-marketable equity securities for which there is no readily determinable fair value were accounted for using the cost method and each investment in non-marketable equity securities is reviewed annually for impairment or upon the occurrence of an event on change in circumstances that may have a significant adverse effect on the carrying value of the investment.

For the years ended March 31, 2006, 2005, and 2004, valuation losses on short-term and other investments were recognized to reflect the decline in fair value considered to be other-than-temporary totaling ¥403 million ($3,444 thousand), ¥423 million, and ¥1,083 million, respectively.

5. FINANCE RECEIVABLES

Finance receivables arise from sales of farm equipment and construction machinery to customers under retail finance agreements. The term of the receivables varies from one to seven years, with interest at rates ranging from 0.0% to 11.9% per annum.

Annual maturities of finance receivables at March 31, 2006 were as follows:

Years Ending March 31,	Millions of Yen	Thousands of U.S. Dollars
2007	¥ 79,116	$ 676,205
2008	62,733	536,180
2009	31,906	272,701
2010	19,256	164,581
2011	7,877	67,325
2012 and thereafter	2,737	23,393
Total	¥203,625	$1,740,385

6. ALLOWANCE FOR DOUBTFUL ACCOUNTS

The changes in the allowance for doubtful notes and accounts receivable for the years ended March 31, 2006, 2005, and 2004 were as follows:

	Millions of Yen			Thousands of U.S. Dollars
	2006	2005	2004	**2006**
Balance at beginning of year	**¥2,257**	¥3,054	¥4,089	**$19,291**
Provision for doubtful accounts	**55**	79	728	**470**
Write-offs	**(179)**	(175)	(1,040)	**(1,530)**
Other	**22**	(701)	(723)	**188**
Balance at end of year	**¥2,155**	¥2,257	¥3,054	**$18,419**

A portion of the allowance for doubtful accounts balance at March 31, 2006 and 2005 totalling ¥3,913 million ($33,444 thousand) and ¥4,474 million, respectively, is attributed to certain non-current receivable balances which are reported as other assets in the consolidated balance sheets.

7. SHORT-TERM BORROWINGS AND LONG-TERM DEBT

Short-term borrowings at March 31, 2006 consisted of notes payable to banks of ¥132,209 million ($1,129,991 thousand). Short-term borrowings at March 31, 2005 consisted of notes payable to banks of ¥113,802 million and commercial paper of ¥6,000 million. Stated annual interest rates of short-term borrowings ranged primarily from 0.31% to 4.71% and from 0.02% to 2.70% at March 31, 2006 and 2005, respectively. The weighted average interest rates on such short-term borrowings at March 31, 2006 and 2005 were 4.0% and 1.7%, respectively.

Available lines of credit with certain banks totaled ¥20,000 million ($170,940 thousand) and ¥30,000 million at March 31, 2006 and 2005, respectively. The Company had no outstanding borrowings as of March 31, 2006 and 2005 related to lines of credit.

Long-term debt at March 31, 2006 and 2005 consisted of the following:

		Millions of Yen		Thousands of U.S. Dollars
	Due in Years Ending March 31	**2006**	2005	**2006**
Unsecured bonds:				
1.80% yen bonds	2006	**¥ —**	¥ 10,000	**$ —**
1.20% yen notes	2011	**10,000**	—	**85,470**
1.54% yen notes	2013	**10,000**	—	**85,470**
Unsecured convertible bonds:				
0.90% yen bonds	2006	**—**	18,627	**—**
Loans, principally from banks and insurance companies, maturing on various dates through 2015:				
Collateralized		**47,083**	16,662	**402,419**
Unsecured		**128,938**	134,235	**1,102,034**
Capital lease obligations		**6,023**	4,841	**51,479**
Total		**202,044**	184,365	**1,726,872**
Less current portion		**(50,020)**	(66,877)	**(427,521)**
		¥152,024	¥117,488	**$1,299,351**

The interest rates on unsecured bonds and unsecured convertible bonds were fixed. The interest rates of the long-term loans from banks and insurance companies were principally fixed and the weighted average rates at March 31, 2006 and 2005 were 2.3% and 1.6%, respectively.

Annual maturities of long-term debt at March 31, 2006 were as follows:

Years Ending March 31,	Millions of Yen	Thousands of U.S. Dollars
2007	¥ 50,020	$ 427,521
2008	52,902	452,154
2009	44,511	380,436
2010	25,420	217,265
2011	14,268	121,949
2012 and thereafter	14,923	127,547
Total	¥202,044	$1,726,872

At March 31, 2006 and 2005, assets pledged as collateral for debt were as follows:

	Millions of Yen		Thousands of U.S. Dollars
	2006	2005	2006
Trade notes	¥ 531	¥ 1,299	$ 4,539
Trade accounts	1,465	688	12,521
Finance receivables	87,994	53,868	752,085
Other investments	—	9	—
Property, plant, and equipment	9,817	9,919	83,906
Total	¥99,807	¥65,783	$853,051

The above assets were pledged against the following liabilities:

	Millions of Yen		Thousands of U.S. Dollars
	2006	2005	2006
Short-term borrowings	¥36,473	¥38,462	$311,735
Current portion of long-term debt	16,394	10,056	140,120
Long-term debt	30,689	6,606	262,299
Total	¥83,556	¥55,124	$714,154

Both short-term and long-term bank loans are made under general agreements which provide that security and guarantees for present and future indebtedness will be given upon request of the bank, and that the bank shall have the right to offset cash deposits against obligations that have become due or, in the event of default, against all obligations due to the bank. Long-term agreements with lenders other than banks also generally provide that the Company must give additional security upon request of the lender.

8. RETIREMENT AND PENSION PLANS

The parent company and its domestic subsidiaries have a number of unfunded severance indemnity plans and defined benefit pension plans covering substantially all Japanese employees. Most employees of overseas subsidiaries are covered by defined benefit pension plans or defined contribution pension plans.

Among them, the parent company has an unfunded severance indemnity plan which covers substantially all of its employees. Employees who terminate their employment receive benefits in the form of lump-sum payments, and benefits calculated as an aggregation of the following points under the point-based benefits system (with a point having specific monetary value):

- Points granted in proportion to each employee's job classification at retirement and length of service period
- Accumulated points granted in proportion to each employee's job classification at the end of each fiscal year
- Accumulated points granted in proportion to each employee's job classification and performance evaluation at the end of each fiscal year

The parent company also had a contributory defined benefit pension plan covering all of its employees (the "Contributory Plan"). The Contributory Plan consisted of a substitutional portion based on the pay-related part of the old-age pension benefits prescribed by the Japanese Welfare Pension Insurance Law and a corporate portion based on a defined benefit pension arrangement established at the discretion of management.

Based on a law issued by the Japanese government in June 2001, the Company made applications for an exemption from the obligation to pay benefits for future employee service related to the substitutional portion and received approval from the Japanese Ministry of Health, Labour and Welfare on January 30, 2003. After the approval, the Company made applications for an exemption from the obligation to pay benefits for past employee service related to the substitutional portion and received approval from the Japanese Ministry of Health, Labour and Welfare on September 1, 2004. Based on the approval, the Company transferred the benefit obligation and the related government-specified portion of the plan assets of the Contributory Plan to the government on January 31, 2005.

In accordance with EITF No. 03-2, "Accounting for the Transfer to the Japanese Government of the Substitutional Portion of Employee Pension Fund Liabilities," the Company recognized the difference of ¥58,571 million between the substitutional portion of accumulated benefit obligations settled and the related plan assets transferred to the Japanese government as a government subsidy in Other income (expenses) in the 2005 consolidated statement of income. The Company also recognized derecognition of previously accrued salary progression of ¥11,111 million and a settlement loss for the proportionate amount of the net unrecognized loss attributable to the substitutional portion of ¥13,366 million. The net amount of ¥2,255 million of derecognition of previously accrued salary progression and the settlement loss was allocated to cost of sales of ¥1,511 million and selling, general, and administrative expenses of ¥744 million.

As a result of the transfer of the substitutional portion, the parent company has a non-contributory defined benefit pension plan covering substantially all of its employees (the "Non-contributory Plan"), which has succeeded the corporate portion of the Contributory Plan. The Non-contributory Plan consists of a lifetime pension plan and a limited annuity plan. Employees who terminate have the option to receive benefits from the Non-contributory Plan in the form

of lump-sum payments or annuity payments. Benefits are determined based on the rate of pay at the time of termination, the length of service, and reason for retirement. Annual contributions are made by the parent company for an amount determined on the basis of an accepted actuarial method for the Non-contributory Plan. The Non-contributory Plan is administered by a board of trustees composed of management and employee representatives. Plan assets, which are managed by trust banks and investment advisors, are invested primarily in corporate and government bonds and stocks.

The Company's measurement date of benefit obligations and plan assets is March 31.

Net periodic benefit cost for the unfunded severance indemnity plan, the Contributory Plan, and the Non-contributory Plan of the parent company and for the unfunded severance indemnity plans and noncontributory defined benefit pension plans of certain subsidiaries for the years ended March 31, 2006, 2005, and 2004 consisted of the following components:

	Millions of Yen			Thousands of U.S. Dollars
	2006	2005	2004	**2006**
Service cost	**¥6,841**	¥ 8,343	¥ 9,458	**$58,470**
Interest cost	**3,858**	7,457	8,502	**32,974**
Expected return on plan assets	**(2,277)**	(3,129)	(4,999)	**(19,461)**
Amortization of transition obligation	**—**	—	1,124	**-**
Amortization of prior service benefit	**(780)**	(522)	(230).	**(6,667)**
Recognized actuarial loss	**—**	2,047	52,141	**—**
Transfer to an affiliated company	**(514)**	—	—	**(4,393)**
Derecognition of previously accrued salary progression	**—**	(11,111)	—	**—**
Settlement loss	**—**	13,366	—	**—**
Net periodic benefit cost	**¥7,128**	¥16,451	¥65,996	**$60,923**

Weighted-average assumptions used in calculating benefit obligations and net periodic benefit cost were as follows:

	2006	2005
Benefit obligations at March 31:		
Discount rate	**2.5%**	2.5%
Rate of compensation increase	**—%**	6.5%

	2006	2005	2004
Net periodic benefit cost for the years ended March 31:			
Discount rate	**2.5%**	2.5%	2.5%
Expected return on plan assets	**3.0%**	3.5%	3.5%
Rate of compensation increase	**6.5%**	6.5%	6.5%

To determine the expected rate of return on plan assets, the Company considers actual returns in the past 5 to 10 years and the current and expected components of plan assets, and anticipated market trends. Plan assets are managed by asset management companies and trust banks, and are invested primarily in fixed income and equity securities of Japanese and foreign issuers. The Company assumed that the long-term rate of return on plan assets was 3.5% for the years ended March 31, 2004 and 2005, and 3.0% for the year ended March 31, 2006. An actual return on plan assets in the past 10 years was 3.1%, and an asset allocation assumption was 55% on fixed income securities with an expected rate of return of 1.0%, and 45% on equity securities with an expected rate of return of 5.5% for the year ended March 31, 2006 and thereafter.

Rate of compensation increase was not used in the calculation of benefit obligations at March 31, 2006 as a result of completion of introduction of the point-based benefits system. Under the system, the Company calculates benefit obligations by using the estimated average promotion model by each job classification in consideration with employees' age, current job classification, official retirement age of 60, and past experiences.

Pension plan weighted-average asset allocations by asset category were as follows:

	2006	2005
Equity securities	**48.7%**	43.6%
Debt securities	**49.9%**	54.4%
Other	**1.4%**	2.0%
	100.0%	100.0%

The Company's investment policy is to invest in equity securities and debt securities of companies in Japan and overseas primarily in Europe and the United States in order to diversify risk. The Company believes that investment in equity securities of 45% and debt securities of 55% is a proper allocation ratio and is consistent with the Company's investment objectives.

Employer contributions to pension plans for the year ending March 31, 2007 are expected to be ¥13,597 million ($116,214 thousand).

The following benefit payments, which reflect expected future service, as appropriate, are expected to be paid:

Years Ending March 31,	Millions of Yen	Thousands of U.S. Dollars
2007	¥12,637	$108,009
2008	12,620	107,863
2009	13,018	111,265
2010	13,235	113,120
2011	12,782	109,248
2012–2016	58,122	496,769

Reconciliations of beginning and ending balances of the benefit obligations and the fair value of the plan assets, together with accumulated benefit obligations and aggregate information for accumulated benefit obligations in excess of plan assets, were as follows:

	Millions of Yen		Thousands of U.S. Dollars
	2006	2005	**2006**
Change in benefit obligations:			
Benefit obligations at beginning of year	**¥176,250**	¥354,418	**$1,506,410**
Service cost	**6,841**	8,343	**58,470**
Interest cost	**3,858**	7,457	**32,974**
Amendments	**(25)**	(3,420)	**(214)**
Transfer to the Japanese government of the substitutional portion of employee pension fund liabilities	**—**	(155,466)	**—**
Transfer to an affiliated company	**(5,961)**	—	**(50,949)**
Actuarial (gain) loss	**5,904**	(9,821)	**50,462**
Benefits paid (lump-sum payments)	**(8,181)**	(14,792)	**(69,923)**
Benefits paid (annuity payments)	**(3,203)**	(10,611)	**(27,376)**
Foreign currency exchange rate changes	**626**	142	**5,351**
Benefit obligations at end of year	**¥176,109**	¥176,250	**$1,505,205**
Change in plan assets:			
Fair value of plan assets at beginning of year	**¥108,060**	¥191,817	**$ 923,590**
Actual return on plan assets	**31,830**	4,344	**272,051**
Employer contributions	**12,759**	14,035	**109,051**
Transfer to the Japanese government of the substitutional portion of employee pension fund liabilities	**—**	(85,784)	**—**
Transfer to an affiliated company	**(2,815)**	—	**(24,060)**
Benefits paid (lump-sum payments)	**(4,432)**	(5,868)	**(37,880)**
Benefits paid (annuity payments)	**(3,203)**	(10,611)	**(27,376)**
Foreign currency exchange rate changes	**556**	127	**4,752**
Fair value of plan assets at end of year	**¥142,755**	¥108,060	**$1,220,128**
Plans' funded status at end of year:			
Funded status	**¥ (33,354)**	¥ (68,190)	**$ (285,077)**
Unrecognized actuarial (gain) loss	**(12,193)**	11,284	**(104,214)**
Unrecognized prior service benefit	**(7,198)**	(8,248)	**(61,521)**
Net amount recognized	**¥ (52,745)**	¥ (65,154)	**$ (450,812)**
Amounts recognized in the consolidated balance sheets:			
Accrued retirement and pension costs	**¥ (53,633)**	¥ (65,836)	**$ (458,402)**
Prepaid expenses for benefit plans, included in other assets	**888**	682	**7,590**
Net amount recognized	**¥ (52,745)**	¥ (65,154)	**$ (450,812)**
Accumulated benefit obligations:			
Accumulated benefit obligations at end of year	**¥168,779**	¥167,954	**$1,442,556**
Retirement and pension plans with accumulated benefit obligations in excess of plan assets:			
Projected benefit obligations	**¥173,537**	¥174,549	**$1,483,222**
Accumulated benefit obligations	**166,207**	166,253	**1,420,573**
Fair value of plan assets	**140,170**	106,227	**1,198,034**

The unrecognized prior service costs (benefits) due to amendments of the benefit plans are being amortized over approximately 15 years.

The Company recognizes actuarial gains and losses in excess of 20% of the larger of the projected benefit obligation or plan assets in the year following the year in which such gains and losses were incurred, and amortizes actuarial gains and losses between 10% and 20% over the average participants' remaining service period (approximately 15 years).

9. SHAREHOLDERS' EQUITY

Through May 1, 2006, Japanese companies are subject to the Japanese Commercial Code (the "Code").

The Code requires at least 50% of the issue price of new shares to be designated as stated capital as determined by resolution of the Board of Directors. Proceeds in excess of amounts designated as stated capital, as reduced by stock issue expenses less the applicable tax benefit, are credited to additional paid-in capital which is included in capital surplus. Under the Code, shares are recorded with no par value.

Under the Code, companies may issue new common shares to existing shareholders without consideration as a stock split pursuant to a resolution of the Board of Directors.

The Code requires that an amount at least equal to 10% of the aggregate amount of cash dividends and certain other cash payments which are made as an appropriation of retained earnings applicable to each fiscal period shall be appropriated and set aside as a legal reserve until the total of such reserve and additional paid-in capital equals 25% of stated capital.

The Code permits companies to transfer a portion of additional paid-in capital and the legal reserve to stated capital by resolution of the Board of Directors. The Code also permits companies to transfer a portion of unappropriated retained earnings, available for dividends, to stated capital by resolution of the shareholders.

The Code allows for an appropriation of retained earnings applicable to each fiscal period to be set aside as a legal reserve until the total additional paid-in capital and the legal reserve equals 25% of stated capital. The amount of total additional paid-in capital and the legal reserve which exceeds 25% of stated capital can be transferred to retained earnings which may be available for dividends by resolution of the shareholders.

Dividends are approved by the shareholders at a meeting held subsequent to the fiscal year to which the dividends are applicable. Semiannual interim dividends may also be paid upon resolution of the Board of Directors, subject to certain limitations imposed by the Code.

Under the Code, the amount available for dividends is based on retained earnings, less treasury stock, as recorded on the books of the parent company. Certain adjustments, not recorded on the parent company's books, are reflected in the consolidated financial statements. At March 31, 2006, retained earnings, less treasury stock, recorded on the parent company's books of account were ¥198,896 million ($1,699,966 thousand).

The Code allows for the repurchase of treasury stock by resolution of the Board of Directors under the authorization of the Company's articles of incorporation or by resolution of the general shareholders' meeting. The Code also allows for the disposal of such treasury stock by resolution of the Board of Directors. The aggregated repurchased amount of treasury stock cannot exceed the amount available for future dividends plus the amount of stated capital, additional paid-in capital, or the legal reserve to be reduced in the case where such reduction was resolved at the general shareholders' meeting.

For the years ended March 31, 2006, 2005, and 2004, the Company repurchased its common stock of approximately 16 million shares amounting to ¥14,863 million ($127,034 thousand), 40 million shares amounting to ¥21,407 million, and 5 million shares amounting to ¥2,170 million, respectively, from the market pursuant to the Code.

The Company retired 39 million shares amounting to ¥20,947 million ($179,034 thousand) of treasury stock and 17.3 million shares amounting to ¥15,389 million ($131,530 thousand) of treasury stock by resolution of the Board of Directors on June 30, 2005 and March 31, 2006, respectively.

On May 1, 2006, a new corporate law (the "Corporate Law") became effective, which reformed and replaced the Code with various revisions that would, for the most part, be applicable to events or transactions which occur on or after May 1, 2006 and for the fiscal years ending on or after May 1, 2006. The significant changes in the Corporate Law that affect financial and accounting matters are summarized below:

(a) Dividends

The Corporate Law permits companies to pay dividends at any time during the fiscal year in addition to the year-end dividend upon resolution at the shareholders meeting. For companies that meet certain criteria such as (1) having the Board of Directors, (2) having independent auditors, (3) having the Board of Corporate Auditors, and (4) the term of service of the directors is prescribed as one year rather than two years of normal term by its articles of incorporation, the Board of Directors may declare dividends (except for dividends in kind) if the company has prescribed so in its articles of incorporation.

The Corporate Law permits companies to distribute dividends-in-kind (non-cash assets) to shareholders subject to a certain limitation and additional requirements.

Semiannual interim dividends may also be paid once a year upon resolution by the Board of Directors if the articles of incorporation of the company so stipulate. Under the Code, certain limitations were imposed on the amount of capital surplus and retained earnings available for dividends. The Corporate Law also provides certain limitations on the amounts available for dividends or the purchase of treasury stock. The limitation is defined as the amount available for distribution to the shareholders, but the amount of net assets after dividends must be maintained at no less than ¥3 million.

(b) Increases/decreases and transfer of common stock, reserve, and surplus

The Corporate Law requires that an amount equal to 10% of dividends must be appropriated as a legal reserve or as additional paid-in capital depending on the equity account charged upon the payment of such dividends until the total of aggregate amount of legal reserve and additional paid-in capital equals 25% of the common stock. Under the Code, the aggregate amount of additional paid-in capital and legal reserve that exceeds 25% of the common stock may be made available for dividends by resolution of the shareholders. Under the Corporate Law, the total amount of additional paid-in capital and legal reserve may be reversed without limitation of such threshold. The Corporate Law also provides that common stock, legal reserve, capital surplus, and retained earnings can be transferred among the accounts under certain conditions upon resolution of the shareholders.

(c) Treasury stock and treasury stock acquisition rights

The Corporate Law also provides for companies to purchase treasury stock and dispose of such treasury stock by resolution of the Board of Directors. The amount of treasury stock purchased cannot exceed the amount available for distribution to the shareholders which is determined by specific formula.

The Corporate Law also provides that companies can purchase both treasury stock acquisition rights and treasury stock.

10. REVENUE RECOGNITION FOR LONG-TERM CONTRACTS

Long-term contracts accepted by the Company consist mainly of construction works with the Japanese national government and local governments, such as construction of environmental control plants, and facilities for water supply. These contracts are completed within two to three years.

The contracts, which are fully executed before the commencement of construction projects, include the terms of the contract price, expected completion date and critical milestone dates, and acceptance inspections (e.g. performance test, external appearance inspections). The contracts are legally enforceable and the parties are expected to satisfy their obligations under the contracts. The Company is able to develop reasonably dependable estimates of the total contract cost based on the construction order, that includes details on every single component unit, labor hour costs, and all overhead.

Further, the Company believes that it is able to develop reasonably dependable estimates of the extent of progress towards completion of individual contracts and, therefore, the long-term contracts are accounted for using the percentage of completion method.

Concerning the method of measuring the extent of progress towards completion, the Company uses the cost-to-cost method in measuring the extent of progress toward completion. In most cases, the Company's contracts with customers include the delivery and installation of component units.

In case that an option or an addition which has separate contents from an existing contract has occurred, it is treated as a separate contract and, if otherwise, is combined with the original contract.

Additional contract revenue arising from any claims for customer-caused reasons is recognized when the contract modification is completed.

Any revisions in revenue, cost, and profit estimates or in measurements of the extent of progress toward completion are accounted for in the consolidated statement of income for the fiscal year in which the contract modification has been completed. A disclosure is made of the effect of such revisions in the financial statements, if significant.

Notes receivable and accounts receivable related to the long-term contracts accounted for under the percentage of completion method as of March 31, 2006, and 2005 are as follows:

	Millions of Yen						Thousands of U.S. Dollars		
	2006			2005			**2006**		
Years ended March 31	Less than 1 year	1-2 years	2-3 years	Less than 1 year	1-2 years	2-3 years	Less than 1 year	1-2 years	2-3 years
Notes receivable	**¥ 492**	**¥ —**	**¥ —**	¥ 980	¥ —	¥—	**$ 4,205**	**$ —**	**$ —**
Accounts receivable	**26,260**	**537**	**135**	41,999	890	—	**224,445**	**4,590**	**1,154**
	¥26,752	**¥537**	**¥135**	¥42,979	¥890	¥—	**$228,650**	**$4,590**	**$1,154**

A large portion of such receivables had been billed to customers, and the total aggregated amounts which had not been billed or were not billable were not material as of March 31, 2006 and 2005. The total aggregated amounts subject to uncertainty were not material.

With respect to the inventories related to the long-term contracts, the aggregated amounts of manufacturing or production costs which exceeds the aggregated estimate costs of all in-process, the total aggregated amounts subject to uncertainty, and advances receipt offset with inventories were not material as of March 31, 2006 and 2005.

11. OTHER INCOME (EXPENSES), NET

Other—net as shown in other income (expenses) for the years ended March 31, 2006, 2005, and 2004 consisted of the following:

	Millions of Yen			Thousands of U.S. Dollars
	2006	2005	2004	**2006**
Loss from write-down of securities	**¥ (403)**	¥ (423)	¥(1,083)	**$ (3,444)**
Foreign exchange (loss) gain—net	**(1,952)**	3,597	(1,534)	**(16,684)**
Other—net	**1,424**	1,124	1,726	**12,171**
	¥ (931)	¥4,298	¥ (891)	**$ (7,957)**

12. INCOME TAXES

Income from continuing operations before income taxes, minority interests in earnings of subsidiaries, and equity in net income of affiliated companies and income taxes for the years ended March 31, 2006, 2005, and 2004 were comprised of the following:

	Millions of Yen			Thousands of U.S. Dollars
	2006	2005	2004	**2006**
Income from continuing operations before income taxes, minority interests in earnings of subsidiaries, and equity in net income of affiliated companies:				
Domestic	**¥102,742**	¥123,461	¥ (643)	**$ 878,137**
Foreign	**37,664**	32,574	28,535	**321,914**
	¥140,406	¥156,035	¥27,892	**$1,200,051**
Income taxes:				
Current—				
Domestic	**¥ 18,065**	¥ 21,780	¥16,519	**$ 154,402**
Foreign	**16,368**	12,711	12,736	**139,897**
	34,433	34,491	29,255	**294,299**
Deferred—				
Domestic	**24,522**	14,503	(13,607)	**209,590**
Foreign	**(2,888)**	(878)	(1,947)	**(24,684)**
	21,634	13,625	(15,554)	**184,906**
Total	**¥ 56,067**	¥ 48,116	¥13,701	**$ 479,205**

The approximate effects of temporary differences and tax loss and credit carryforwards that gave rise to deferred tax balance at March 31, 2006 and 2005 were as follows:

	Millions of Yen		Thousands of U.S. Dollars
	2006	2005	**2006**
Deferred tax assets:			
Allowance for doubtful receivables	**¥ 1,950**	¥ 1,645	**$ 16,667**
Intercompany profits	**11,462**	9,305	**97,966**
Adjustment of investment securities	**11,547**	15,465	**98,692**
Write-downs of inventories and fixed assets	**1,313**	6,145	**11,222**
Accrued bonus	**6,349**	6,250	**54,265**
Retirement and pension costs	**25,759**	29,340	**220,162**
Other temporary differences	**17,045**	12,270	**145,684**
Tax loss and credit carryforwards	**2,251**	9,602	**19,239**
Subtotal	**77,676**	90,022	**663,897**
Less valuation allowance	**(3,439)**	(3,824)	**(29,393)**
	¥74,237	¥86,198	**$634,504**
Deferred tax liabilities:			
Adjustment of investment securities	**¥74,913**	¥37,692	**$640,282**
Unremitted earnings of foreign subsidiaries and affiliates	**6,845**	4,403	**58,504**
Other temporary differences	**4,734**	4,042	**40,462**
	¥86,492	¥46,137	**$739,248**

Net deferred tax balances at March 31, 2006 and 2005 were reflected in the accompanying consolidated balance sheets under the following captions:

	Millions of Yen		Thousands of U.S. Dollars
	2006	2005	**2006**
Other current assets	**¥ 28,700**	¥21,322	**$ 245,299**
Other assets	**4,088**	19,728	**34,940**
Other long-term liabilities	**(45,043)**	(989)	**(384,983)**
Net deferred tax assets (liabilities)	**¥(12,255)**	¥40,061	**$(104,744)**

A valuation allowance is recorded against the deferred tax assets for items which may not be realized.

Based upon the level of historical taxable income and projections for future taxable income over the periods which the net deductible temporary differences are expected to reverse and/or the tax losses and credits are carried forward, management believes it is more likely than not that the Company will realize the benefits of these deferred tax assets, net of the existing valuation allowances at March 31, 2006.

At March 31, 2006, the tax loss carryforwards in the aggregate amounted to approximately ¥5,000 million ($42,735 thousand), which are available to offset future taxable income, and will expire in the period from 2007 through 2011.

The changes in the valuation allowance for the years ended March 31, 2006, 2005, and 2004 were as follows:

	Millions of Yen			Thousands of U.S. Dollars
	2006	2005	2004	**2006**
Balance at beginning of year	**¥3,824**	¥22,913	¥20,759	**$32,684**
Addition	**508**	2,466	2,508	**4,342**
Deduction	**(893)**	(21,555)	(354)	**(7,633)**
Balance at end of year	**¥3,439**	¥ 3,824	¥22,913	**$29,393**

The effective income tax rates of the Company for each of the three years in the period ended March 31, 2006 differed from the normal Japanese statutory tax rates as follows:

	2006	2005	2004
Normal Japanese statutory tax rates applied to income from continuing operations before income taxes, minority interests in earnings of subsidiaries, and equity in net income of affiliated companies	**40.6%**	40.6%	42.0%
Increase (decrease) in taxes resulting from:			
Increase (decrease) in valuation allowance	**(0.3)**	(8.5)	12.2
Permanently nondeductible expenses	**0.4**	0.4	3.6
Nontaxable dividend income	**(0.2)**	(0.1)	(0.4)
Extra tax deduction on expenses for research and development	**(1.2)**	(1.3)	(7.9)
Other—net	**0.6**	(0.3)	(0.4)
Effective income tax rates applied to income from continuing operations before income taxes, minority interests in earnings of subsidiaries, and equity in net income of affiliated companies	**39.9%**	30.8%	49.1%

Provisions have been recorded for unremitted earnings of all foreign subsidiaries and affiliates where earnings are not deemed to be permanently reinvested. Substantially all of the undistributed earnings of domestic subsidiaries and affiliates would not, under present Japanese tax law, be subject to tax through tax-free distributions.

13. NET INCOME (LOSS) PER COMMON SHARE

A reconciliation of the numerators and denominators of the basic and diluted net income (loss) per common share computation for the years ended March 31, 2006, 2005, and 2004 was as follows:

	Millions of Yen			Thousands of U.S. Dollars
	2006	2005	2004	**2006**
Basic net income (loss):				
Income from continuing operations	**¥81,034**	¥106,801	¥12,495	**$692,598**
Income (loss) from discontinued operations, net of taxes	**—**	11,100	(795)	**—**
Net income	**¥81,034**	¥117,901	¥11,700	**$692,598**
Effect of dilutive convertible bonds	**¥ 55**	¥ 188	¥ 337	**$ 470**
Diluted net income (loss):				
Income from continuing operations	**¥81,089**	¥106,989	¥12,832	**$693,068**
Income (loss) from discontinued operations, net of taxes	**—**	11,100	(795)	**—**
Net income	**¥81,089**	¥118,089	¥12,037	**$693,068**

	Number of Shares (Thousands)		
Weighted average common shares outstanding	**1,304,097**	1,323,068	1,342,386
Effect of dilutive convertible bonds	**10,831**	36,910	68,944
Diluted common shares outstanding	**1,314,928**	1,359,978	1,411,330

14. OTHER COMPREHENSIVE INCOME (LOSS)

The components of other comprehensive income, including reclassification adjustments and tax effects for the years ended March 31, 2006, 2005, and 2004 are as follows:

	Millions of Yen			Thousands of U.S. Dollars		
	2006			2006		
	Before-Tax Amount	Tax Benefit (Expense)	Net-of-Tax Amount	Before-Tax Amount	Tax Benefit (Expense)	Net-of-Tax Amount
Foreign currency translation adjustments:						
Foreign currency translation adjustments arising during period	**¥14,131**	**¥ (582)**	**¥13,549**	**$120,778**	**$ (4,974)**	**$115,804**
Reclassification adjustment for losses realized in net income	**21**	**—**	**21**	**179**	**—**	**179**
	14,152	**(582)**	**13,570**	**120,957**	**(4,974)**	**115,983**
Unrealized gains on securities:						
Unrealized gains on securities arising during period	**80,095**	**(32,524)**	**47,571**	**684,573**	**(277,983)**	**406,590**
Reclassification adjustment for gains realized in net income	**(4,300)**	**1,746**	**(2,554)**	**(36,752)**	**14,923**	**(21,829)**
	75,795	**(30,778)**	**45,017**	**647,821**	**(263,060)**	**384,761**
Unrealized losses on derivatives:						
Unrealized losses on derivatives arising during period	**(5,593)**	**2,289**	**(3,304)**	**(47,803)**	**19,564**	**(28,239)**
Reclassification adjustments for losses realized in net income	**6,698**	**(2,719)**	**3,979**	**57,247**	**(23,239)**	**34,008**
	1,105	**(430)**	**675**	**9,444**	**(3,675)**	**5,769**
Other comprehensive income	**¥91,052**	**¥(31,790)**	**¥59,262**	**$778,222**	**$(271,709)**	**$506,513**

	Millions of Yen		
	2005		
	Before-Tax Amount	Tax Benefit (Expense)	Net-of-Tax Amount
Foreign currency translation adjustments:			
Foreign currency translation adjustments arising during period	¥(1,628)	¥ 103	¥(1,525)
Reclassification adjustment for losses realized in net income	57	—	57
	(1,571)	103	(1,468)
Unrealized gains on securities:			
Unrealized gains on securities arising during period	2,046	(827)	1,219
Reclassification adjustment for gains realized in net income	(1,181)	479	(702)
	865	(348)	517
Minimum pension liability adjustment	5,991	(2,499)	3,492
Unrealized losses on derivatives:			
Unrealized losses on derivatives arising during period	(1,429)	591	(838)
Reclassification adjustments for gains realized in net income	(456)	185	(271)
	(1,885)	776	(1,109)
Other comprehensive income	¥ 3,400	¥(1,968)	¥ 1,432

	Millions of Yen		
	2004		
	Before-Tax Amount	Tax Benefit (Expense)	Net-of-Tax Amount
Foreign currency translation adjustments:			
Foreign currency translation adjustments arising during period	¥ (7,786)	¥ 211	¥ (7,575)
Reclassification adjustment for losses realized in net income	40	—	40
	(7,746)	211	(7,535)
Unrealized gains on securities:			
Unrealized gains on securities arising during period	75,094	(30,492)	44,602
Reclassification adjustment for gains realized in net income	(2,078)	844	(1,234)
	73,016	(29,648)	43,368
Minimum pension liability adjustment	64,797	(27,232)	37,565
Unrealized gains on derivatives:			
Unrealized gains on derivatives arising during period	3,751	(1,573)	2,178
Reclassification adjustments for gains realized in net income	(2,424)	1,018	(1,406)
	1,327	(555)	772
Other comprehensive income	¥131,394	¥(57,224)	¥74,170

The balances of each classification within accumulated other comprehensive income were as follows:

	Millions of Yen			
	Cumulative Translation Adjustments	Unrealized Gains on Securities	Unrealized Gains (Losses) on Derivatives	Accumulated Other Comprehensive Income
Balance, April 1, 2005	¥(12,913)	¥41,016	¥(596)	¥27,507
Current—period change	13,570	45,017	675	59,262
Balance, March 31, 2006	¥ 657	¥86,033	¥ 79	¥86,769

	Thousands of U.S. Dollars			
	Cumulative Translation Adjustments	Unrealized Gains on Securities	Unrealized Gains (Losses) on Derivatives	Accumulated Other Comprehensive Income
Balance, April 1, 2005	$(110,368)	$350,564	$(5,094)	$235,102
Current—period change	115,983	384,761	5,769	506,513
Balance, March 31, 2006	$ 5,615	$735,325	$ 675	$741,615

15. FINANCIAL INSTRUMENTS

In the normal course of business, the Company invests in various financial assets and incurs various financial liabilities. The Company also enters into agreements involving derivative instruments to manage its exposure to fluctuations in foreign exchange and interest rates.

Market Risk Management

Market Risk Exposures

The Company is subject to market rate risks due to fluctuation of foreign currency exchange rates, interest rates, and equity prices. Among these risks, the Company manages foreign currency exchange and interest rate risks by using derivative financial instruments in accordance with established policies and procedures. The Company does not use derivative financial instruments for trading purposes. The credit risks associated with these instruments are not considered to be significant since the counterparties are reliable major international financial institutions and the Company does not anticipate any such losses. The net cash requirements arising from the previously mentioned risk management activities are not expected to be material.

Foreign Currency Exchange Risks

The Company's foreign currency exposure relates primarily to its foreign currency denominated assets in its international operations. The Company entered into foreign exchange forward contracts and currency swaps designated to mitigate its exposure to foreign currency exchange risks.

The following table provides information regarding the Company's derivative financial instruments related to foreign currency exchange transactions as of March 31, 2006, which was translated into Japanese yen at the year-end currency exchange rate.

Foreign Exchange Forward Contracts and Currency Swaps

Maturities, Years Ending March 31		Millions of Yen 2007	Thousands of U.S. Dollars 2007
Sell U.S. Dollar, buy Yen	Receive	¥44,931	$384,026
	Pay	45,045	385,000
Sell Euro, buy Yen	Receive	10,308	88,103
	Pay	10,517	89,889
Sell Canada Dollar, buy Yen	Receive	308	2,632
	Pay	303	2,590
Sell U.S. Dollar, buy Canada Dollar	Receive	282	2,410
	Pay	283	2,419
Sell Baht, buy Yen	Receive	5,924	50,632
	Pay	6,138	52,462
Sell Baht, buy U.S. Dollar	Receive	9	77
	Pay	9	77
Sell Baht, buy Euro	Receive	2	17
	Pay	2	17
Sell Won, buy Yen	Receive	213	1,821
	Pay	217	1,855

Interest Rate Risks

The Company is exposed to interest rate risks mainly inherent in its debt obligations with both fixed and variable rates. Debt obligations that are sensitive to interest rate changes are disclosed in Note 7. In order to hedge these risks, the Company uses interest rate swap contracts to change the characteristics of its fixed and variable rate exposures.

The following table provides information, by maturity date, about the Company's interest rate swap contracts. The table represents notional principal amounts and weighted average interest rates by expected maturity dates. Notional principal amounts are used to calculate the contractual payments to be exchanged under the contracts as of March 31, 2006, which are translated into Japanese yen at the year-end currency exchange rate.

Interest Rate Swap Contracts

	Weighted Average Rate		Notional Amount	
Maturities, Years Ending March 31,	Receive	Pay	Millions of Yen	Thousands of U.S. Dollars
2007	2.36	2.06	¥27,660	$236,410
2008	1.84	2.04	15,900	135,897
2009	1.83	2.15	10,183	87,034
2010	1.32	1.79	3,313	28,316
2011	3.07	4.00	505	4,316

Cash Flow Hedges

Changes in the fair value of foreign exchange contracts and interest rate swap agreements designated and qualifying as cash flow hedges are reported in other comprehensive income (loss). These amounts are subsequently reclassified into earnings through other income (expense) in the same period as the hedged items affect earnings. For most forward exchange contracts, the amounts are reclassified when products related to hedged transactions are sold from overseas subsidiaries to customers. In the case of interest rate swaps, the amounts are reclassified when the related interest expense is recognized. Substantially all of the unrecognized net income on derivatives included in accumulated other comprehensive income of ¥79 million ($675 thousand) at March 31, 2006 will be reclassified into earnings within the next 12 months.

Equity Price Risks

The Company's short-term and other investments are exposed to changes in equity price risks and consist mainly of available-for-sale securities. Fair value and other information for such equity securities is disclosed in Note 4.

Fair Value of Financial Instruments

The Company had the following financial instruments at March 31, 2006 and 2005:

	Millions of Yen				Thousands of U.S. Dollars	
	2006		2005		2006	
	Carrying Value	Fair Value	Carrying Value	Fair Value	Carrying Value	Fair Value
Financial assets:						
Finance receivables—net	**¥203,625**	**¥193,578**	¥ 131,646	¥ 126,164	**$1,740,385**	**$1,654,513**
Financial liabilities:						
Long-term debt	**(196,021)**	**(190,718)**	(179,524)	(178,584)	**(1,675,393)**	**(1,630,068)**
Derivative financial instruments recorded as (liabilities) assets:						
Foreign exchange instruments	**(108)**	**(108)**	(902)	(902)	**(923)**	**(923)**
Interest rate swaps and other instruments	**163**	**163**	(98)	(98)	**1,393**	**1,393**

Short-term and other investments are disclosed in Note 4.

The fair values of finance receivables and long-term debt are based on discounted cash flows using the current interest rate on similar financing investments or borrowings. The fair value estimates of the financial instruments are not necessarily indicative of the amounts the Company might pay or receive from actual market transactions.

The carrying amounts of cash and cash equivalents, notes and accounts receivable and payable, and short-term borrowings approximate the fair value because of the short maturity of those instruments.

Concentration of Credit Risks

A certain level of group concentrations of the Company's business activities is found in the domestic farm equipment sales through the National Federation of Agricultural Cooperative Associations and affiliated dealers. The concentrated credit risk of the domestic farm equipment business consists principally of notes and accounts receivable and financial guarantees, for which the Company historically has not experienced any significant uncollectibility. Additionally, transactions associated with country risk are limited.

16. SUPPLEMENTAL EXPENSE INFORMATION

Selling, General, and Administrative Expenses

Amounts of certain costs and expenses for the years ended March 31, 2006, 2005, and 2004 were as follows:

	Millions of Yen			Thousands of U.S. Dollars
	2006	2005	2004	2006
Research and development expenses	**¥22,731**	¥21,963	¥23,261	**$194,282**
Advertising costs	**9,184**	9,586	9,621	**78,496**
Shipping and handling costs	**45,834**	40,412	39,137	**391,744**

Loss from Disposal and Impairment of Businesses and Fixed Assets

Loss from disposal and impairment of businesses and fixed assets for the year ended March 31, 2006 includes a loss of ¥1,038 million ($8,872 thousand) resulting from the impairment of long-lived assets and a loss of ¥3,648 million ($31,179 thousand) resulting mainly from a loss of ¥2,788 million ($23,829 thousand) related to the additional payments due to employment transfer to a subsidiary and an affiliated company.

Loss from disposal and impairment of businesses and fixed assets for the year ended March 31, 2005 includes a net loss of ¥1,095 million resulting from the impairment of long-lived assets and a gain of ¥1,022 million resulting mainly from a gain of ¥1,573 million related to the sale of a company which is involved in a rental computer server service.

Loss from disposal and impairment of businesses and fixed assets for the year ended March 31, 2004 includes a loss of ¥1,263 million resulting from the impairment of long-lived assets and a loss of ¥4,122 million resulting primarily from the abandonment of certain fixed assets related to the roofing and siding materials business.

17. COMMITMENTS AND CONTINGENCIES

Commitments

Commitments for capital expenditures outstanding at March 31, 2006 approximated ¥1,336 million ($11,419 thousand).

The Company leases certain office space and equipment and employee housing under cancelable and noncancelable lease agreements.

An analysis of leased assets under capital leases is as follows:

	Millions of Yen		Thousands of U.S. Dollars
	2006	2005	**2006**
Machinery and equipment	**¥10,000**	¥9,098	**$85,470**
Accumulated depreciation	**(3,977)**	(4,257)	**(33,991)**
	¥ 6,023	¥4,841	**$51,479**

Amortization expenses under capital leases for the years ended March 31, 2006, 2005, and 2004 were ¥2,763 million ($23,615 thousand), ¥2,858 million, and ¥2,464 million, respectively.

Future minimum lease payments required under capital and noncancelable operating leases that have initial or remaining lease term in excess of one year as of March 31, 2006 were as follows:

	Millions of Yen		Thousands of U.S. Dollars	
Years Ending March 31,	Capital Leases	Operating Leases	Capital Leases	Operating Leases
2007	¥2,898	¥ 406	$24,769	$ 3,470
2008	1,792	319	15,316	2,727
2009	1,220	222	10,428	1,897
2010	114	128	974	1,094
2011	67	106	573	906
2012 and thereafter	46	369	393	3,154
Total minimum lease payments	6,137	¥1,550	52,453	$13,248
Less: amounts representing interest	(114)		(974)	
Present value of net minimum capital lease payments	¥6,023		$51,479	

Capital lease obligations are included in current portion of long-term debt and long-term debt in the consolidated balance sheets. Rental expenses under operating leases for the years ended March 31, 2006, 2005, and 2004 were ¥6,009 million ($51,359 thousand), ¥7,029 million, and ¥8,553 million, respectively.

Guarantees

The Company is contingently liable as guarantor of the indebtedness of distributors, including affiliated companies, and customers for their borrowings from financial institutions. The Company would have to perform under these guarantees in the events of default on a payment within the guarantee periods of 1 year to 10 years for distributors and customers. Maximum potential amount of undiscounted future payments of these financial guarantees as of March 31, 2006 was ¥1,347 million ($11,513 thousand).

The Company issues contractual product warranties under which it generally guarantees the performance of products delivered and services rendered for a certain period or term. The Company determines its reserve for product warranties based on an analysis of the historical data of costs to perform under product warranties.

The changes in the accrued product warranty cost for the years ended March 31, 2006 and 2005 were as follows:

	Millions of Yen		Thousands of U.S. Dollars
	2006	2005	**2006**
Balance at beginning of year	**¥2,718**	¥2,209	**$23,231**
Addition	**7,878**	3,663	**67,334**
Utilization	**(5,331)**	(3,138)	**(45,565)**
Other	**208**	(16)	**1,778**
Balance at end of year	**¥5,473**	¥2,718	**$46,778**

Accrued product warranty cost is included in other current liabilities in the consolidated balance sheets.

Legal Proceedings

In the fiscal year ended March 31, 1999, the Fair Trade Commission of Japan (the "FTCJ") began an investigation of the Company for an alleged violation of the Anti-Monopoly Law (prohibition of private monopoly or unfair trade restraint) relating to participation in fixing the shares of ductile iron straight pipe orders in Japan. In March 1999, the Company received a cease and desist recommendation from the FTCJ, which was accepted by the Company in April 1999.

In connection with this investigation, on December 24, 1999, the Company received a surcharge order of ¥7,072 million from the FTCJ. The Company has challenged this order and filed a petition for the initiation of hearing procedures that were started in March 2000 and continued through the year ended March 31, 2006. Under Section 49 of the Anti-Monopoly Law, upon the initiation of the procedures, the surcharge order lost effect. In addition, Section 7-2 of the law stipulates that surcharges are imposed in cases where price cartels or cartels that influence prices by curtailing the volume of supply are carried out. The Company believes that the alleged share cartel does not meet the requirement of Section 7-2 and has not established any provision for the ultimate liability, if any, which may result from the settlement of this matter.

An unfavorable outcome from this issue could materially affect the Company's results of operations or cash flows in a given year. The Company is not able to estimate the likelihood of such an unfavorable outcome or the amount of related losses, if any.

Matters Related to Health Hazard of Asbestos
(Background)

Until 1995, the Company's plant in Amagasaki, Hyogo Prefecture, had produced asbestos-containing products. In April 2005, the Company was advised that some residents who lived near the plant suffered from mesothelioma, a form of lung cancer that is said to be mainly caused by aspiration of asbestos. In June 2005, the Company voluntarily decided to make consolation payments to certain residents with mesothelioma and started the program in August 2005. The consolation payments shall be paid to eligible persons who had lived or worked within a certain distance from the plant during the specific period and had not handled any asbestos at their workplaces. In April 2006, the Company decided to establish the relief payment system in place of the consolation payment and make additional payment to the residents to whom consolation payment was paid or payable. The new supporting system will be applied to the residents who claim for the payment in the future.

With regard to current and former employees who suffered and are suffering from asbestos-related diseases, the Company shall make the following compensation which is not required by law but is made in accordance with the Company's internal policies:

- The compensation upon certification of medical treatment compensation from the Workers' Accident Compensation Insurance (the "Insurance")
- The compensation for bereaved families in case an employee dies during medical treatment and is certified for compensation from the Insurance
- Additional financial aid such as medical expenses during medical treatment which are incurred by the diseased employees or salary payments during the period of their absence from work

The Japanese government recently established the Law for the Relief of Patients Suffering from Asbestos-Related Diseases ("New Asbestos Law") in March 2006. This law was enacted for the purpose of promptly providing relief to the people suffering from asbestos-related diseases who are not eligible for relief by compensation from the Insurance in accordance with the Workers' Accident Compensation Insurance Law. Based on the New Asbestos Law, a Fund for the Relief of Patients Suffering from Asbestos-Related Diseases (the "Fund") was established by the Environmental Restoration and Conservation Agency of Japan for the purpose of providing financial assistance to eligible patients. The Fund is funded by the national government, municipal governments and business entities. The amount of contribution to be made by each business entity is now under consideration by the national government and is to be decided in the year ending March 31, 2007 and the business entities shall commence the payment of the contribution from the year ending March 31, 2008.

(Accounting for Asbestos-Related Expenses)

The Company expenses payments to certain residents who lived close to the Company's plants and current and former employees based on the Company's accounting policies and procedures. (See SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES.) The Company recorded expenses aggregating ¥4,196 million ($35,863 thousand), ¥210 million, and ¥433 million during the years ended March 31, 2006, 2005, and 2004, respectively. These amounts are included in the selling, general, and administrative expenses. The Company accrues in case the conditions of loss contingencies provided under SFAS No. 5, "Accounting for Contingencies" are met. The amount accrued and included in recorded expenses was ¥3,726 million ($31,846 thousand) at March 31, 2006. Though the Company believes that this amount appears to be a better estimate than any other amount within a reasonably estimable range of amounts, the additional exposure to loss in excess of this accrued amount of ¥910 million ($7,778 thousand) exists. No accrual was recorded at March 31, 2005.

The Company has no basis or information to project the number of current and former employees and residents that are going to apply for payments. In addition, Kubota's liability under the New Asbestos Law has not yet been determined. Although the Company has not been involved in any lawsuits related to the asbestos-related diseases of its current and former employees and the residents, it recognizes the possibility to face lawsuits related to this issue. Therefore, the Company believes it is not possible to reasonably estimate the amount of its ultimate liability relating to this contingency. However, the Company believes asbestos-related issues contain potentially material risks for the Company's consolidated results of operations, financial position and its liquidity.

18. SECURITIZATION OF RECEIVABLES

The Company sells trade and finance receivables to investors through bankruptcy-remote independent securitization trusts. (See SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES.)

The Company recognized pretax losses resulting from the sales of trade receivables of ¥931 million ($7,957 thousand), ¥832 million, and ¥546 million for the years ended March 31, 2006, 2005, and 2004, respectively. The Company recognized pretax losses resulting from the sales of finance receivables of ¥172 million ($1,470 thousand) for the year ended March 31, 2006, and recognized pretax gains resulting from the sales of finance receivables of ¥479 million, and ¥440 million for the years ended March 31, 2005 and 2004, respectively.

Retained interests are recorded at fair value based on the net present value of future anticipated cash flows, which is calculated by analyzing the yield, estimated net dilution, contractual servicing rates, and the average life of the transferred receivables.

The following key economic assumptions were used in measuring the retained interest in receivables sold by the Company during the years ended March 31:

	2006	2005
Trade receivables:		
Weighted average life (months)	**6.5**	6.5
Expected net dilution (monthly rate)	**0.78%**	0.78%
Discount rate and fee (annual rate)	**5.48%**	3.49%
Finance receivables:		
Weighted-average life (months)	**49.6**	50.4
Expected credit losses (annual rate)	**0.08%**	0.07%
Discount rate (annual rate)	**11.00%**	10.13%

The following depicts the sensitivity of the fair value of retained interests in trade receivables and finance receivables at March 31, 2006 to adverse changes in the key economic assumptions of the current fair value of future cash flow:

	Millions of Yen	Thousands of U.S. Dollars
Trade receivables:		
Fair value of retained interest	¥63,580	$543,419
Expected net dilution (monthly rate)	0.78%	
Impact on fair value of 10% adverse change	274	2,342
Impact on fair value of 20% adverse change	547	4,675
Discount rate and fee (annual rate)	5.48%	
Impact on fair value of 10% adverse change	16	137
Impact on fair value of 20% adverse change	32	274
Finance receivables:		
Fair value of retained interest	¥ 6,589	$ 56,316
Expected credit losses (annual rate)	0.08%	
Impact on fair value of 10% adverse change	0	0
Impact on fair value of 20% adverse change	1	9
Discount rate (annual rate)	11.00%	
Impact on fair value of 10% adverse change	43	368
Impact on fair value of 20% adverse change	84	718

Considerable judgment is required in interpreting market data to develop estimates of fair value, so the above estimates are not necessarily indicative of the amounts that could be realized or would be paid in a current market exchange. In addition, the above-estimated amounts generated from the sensitivity analyses include forward-looking statements of market risk, which assume for analytical purposes that certain adverse market considerations may occur. Actual future market conditions may differ materially, and accordingly, the forward-looking statements should not be considered projections by the Company of future events or losses.

The following table summarizes certain cash flows received from securitization trusts for the years ended March 31:

	Millions of Yen			Thousands of U.S. Dollars
	2006	2005	2004	**2006**
Trade receivables:				
Proceeds from collections reinvested in revolving-period securitizations	**¥163,671**	¥108,109	¥10,908	**$1,398,897**
Servicing fees received	**275**	270	231	**2,350**
Finance receivables:				
Proceeds from new securitization	**—**	—	38,367	**—**
Servicing fees received	**219**	210	279	**1,872**
Cash flows received on retained interests in securitizations	**598**	359	662	**5,111**

19. DISCONTINUED OPERATIONS

Nishinihon Kubota Kaihatsu Co., Ltd., a subsidiary reported in the Other Segment, operated a golf course, which had reported consecutive losses arising from the severe business environment after the collapse of the Japanese bubble economy. In these business conditions, it was very unlikely that Nishinihon Kubota Kaihatsu Co., Ltd. would be able to improve its earnings in the future; therefore, the Company disposed of it by sale during the year ended March 31, 2005.

Operating results of the discontinued operations for the years ended March 31, 2005 and 2004 were as follows:

	Millions of Yen	
	2005	2004
Net sales	¥ —	¥ 361
Loss from discontinued operations before income taxes	¥ —	¥ 795
Gain from disposal of business	5,526	—
Income taxes	5,574	—
Income (loss) from discontinued operations	¥11,100	¥(795)

20. SUBSEQUENT EVENTS

On May 12, 2006, the Company's Board of Directors resolved to pay a cash dividend to shareholders of record on March 31, 2006 of ¥6 per common share (¥30 per 5 common shares) or a total of ¥7,799 million ($66,658 thousand). The cash dividend was approved at the general shareholders' meeting held on June 23, 2006.

On June 23, 2006, the Company's Board of Directors resolved to purchase up to 10,000,000 shares, or up to ¥11,000 million ($94,017 thousand) of the parent company's outstanding common stock on and after June 26, 2006 through September 19, 2006.

Deloitte.

Deloitte Touche Tohmatsu
Nakanoshima Central Tower
2-2-7, Nakanoshima, Kita-ku
Osaka-shi, Osaka 530-0005
Japan

Tel: +81 (6) 4560 6000
Fax: +81 (6) 4560 6001
www.deloitte.com/jp

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Kubota Corporation:

We have audited the accompanying consolidated balance sheets of Kubota Corporation and subsidiaries (the "Company") as of March 31, 2006 and 2005, and the related consolidated statements of income, comprehensive income (loss), shareholders' equity, and cash flows for each of the three years in the period ended March 31, 2006, all expressed in Japanese yen. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Certain information required by Statement of Financial Accounting Standards ("SFAS") No. 131, "Disclosures about Segments of an Enterprise and Related Information" has not been presented in the accompanying consolidated financial statements. In our opinion, presentation concerning operating segments and other information is required for a complete presentation of the Company's consolidated financial statements.

The Company has not accounted for a nonmonetary security exchange transaction, that occurred during the year ended March 31, 1997, in accordance with accounting principles generally accepted in the United States of America. In our opinion, the recognition of the nonmonetary exchange gain, and the related impact in subsequent periods, is required by accounting principles generally accepted in the United States of America. The Company has disclosed the effects of the departure and other relevant information in Note 1 to the consolidated financial statements.

In our opinion, except for the omission of segment and other information required by SFAS No. 131 and the effect of not properly recording a nonmonetary security exchange transaction, as discussed in the preceding paragraphs, such consolidated financial statements present fairly, in all material respects, the financial position of Kubota Corporation and subsidiaries as of March 31, 2006 and 2005, and the results of their operations and their cash flows for each of the three years in the period ended March 31, 2006 in conformity with accounting principles generally accepted in the United States of America.

Our audits also comprehended the translation of Japanese yen amounts into U.S. dollar amounts and, in our opinion, such translation has been made in conformity with the basis stated in Note 1. Such U.S. dollar amounts are presented solely for the convenience of readers outside Japan.

Deloitte Touche Tohmatsu

June 23, 2006

Member of
Deloitte Touche Tohmatsu

Directory

KUBOTA CORPORATION

Head Office
2-47, Shikitsuhigashi 1-chome,
Naniwa-ku, Osaka 556-8601, Japan
Phone: (81)-6-6648-2111
Facsimile: (81)-6-6648-3862

Tokyo Office
1-3, Nihonbashi-Muromachi 3-chome,
Chuo-ku, Tokyo 103-8310, Japan
Phone: (81)-3-3245-3111
Facsimile: (81)-3-3245-3049

OVERSEAS OFFICE

Beijing Office
Room 1056,
New Century Office Tower,
No. 6 Southern Road,
Capital Gym., Beijing 100044,
People's Republic of China
Phone: (86)-10-6849-2277
Facsimile: (86)-10-6849-2280

Singapore Branch
79 Robinson Road,
#20-06 CPF Building,
Singapore 068897, Singapore
Phone: (65)-6224-1919
Facsimile: (65)-6224-5213

OVERSEAS SUBSIDIARIES AND AFFILIATES

NORTH AMERICA

Kubota Tractor Corporation
3401 Del Amo Blvd.,
Torrance, California 90503, U.S.A.
Phone: (1)-310-370-3370
Facsimile: (1)-310-370-2370
URL: http://www.kubota.com

Kubota Credit Corporation, U.S.A.
3401 Del Amo Blvd.,
Torrance, California 90503, U.S.A.
Phone: (1)-310-370-3370
Facsimile: (1)-310-370-2370
URL: http://www.kubota.com/kccusa.cfm

Kubota Manufacturing of America Corporation
Gainesville Industrial Park North,
2715 Ramsey Road,
Gainesville, Georgia 30501, U.S.A.
Phone: (1)-770-532-0038
Facsimile: (1)-770-532-9057

Kubota Industrial Equipment Corporation
1000 McClure Industrial Drive,
Jefferson, GA 30549, U.S.A.
Phone: (1)-706-387-1000
Facsimile: (1)-706-387-1200

Kubota Engine America Corporation
505 Schelter Road,
Lincolnshire, Illinois 60069, U.S.A.
Phone: (1)-847-955-2500
Facsimile: (1)-847-955-2501
URL: http://www.kubotaengine.com/

Kubota Membrane USA Corporation
2018 156th Avenue NE, Suite 100
Bellevue, WA 98007, U.S.A.
Phone: (1)-425-748-5011
Facsimile: (1)-425-644-2185

Kubota Canada Ltd.
5900 14th Avenue, Markham,
Ontario L3S 4K4, Canada
Phone: (1)-905-294-7477
Facsimile: (1)-905-294-6651
URL: http://www.kubota.ca/

Kubota Metal Corporation (*Fahramet Division*)
25 Commerce Road, Orillia,
Ontario L3V 6L6, Canada
Phone: (1)-705-325-2781
Facsimile: (1)-705-325-5887
URL: http://www.kubotametal.com/

OCEANIA

Kubota Tractor Australia Pty Ltd
100 Keilor Park Drive, Tullamarine,
Victoria 3043, Australia
Phone: (61)-3-9279-2000
Facsimile: (61)-3-9279-2030
URL: http://www.kubota.com.au/

EUROPE

Kubota Europe S.A.S.

19-25, Rue Jules Vercruysse,
Z.I., BP88 95101 Argenteuil,
Cedex, France
Phone: (33)-1-3426-3434
Facsimile: (33)-1-3426-3499

Kubota (Deutschland) GmbH

Senefelder Straße 3-5,
63110 Rodgau/Nieder-Roden,
Germany
Phone: (49)-6106-873-0
Facsimile: (49)-6106-873-198
URL: http://www.kubota.de/

Kubota Baumaschinen GmbH

Steinhauser Straße 100,
66482 Zweibrücken, Rheinlandpfalz,
Germany
Phone: (49)-6332-4870
Facsimile: (49)-6332-487-101

Kubota España S.A.

Calle de las Flautas II,
28044 Madrid, Spain
Phone: (34)-91-508-6442
Facsimile: (34)-91-508-0522

Kubota (U.K.) Limited

Dormer Road, Thame,
Oxfordshire OX9 3UN, U.K.
Phone: (44)-1844-214500
Facsimile: (44)-1844-261568
URL: http://www.kubota.co.uk/

Kubota Membrane Europe Ltd.

8 Hanover Street, London W1S 1YE, U.K.
Phone: (44)-(0) 20-7290-2731
Facsimile: (44)-(0) 20-7290-2733
URL: http://www.kubota-mbr.com/

ASIA

The Siam Kubota Industry Co., Ltd.

101/19-24 Navanakorn,
Tambol Klongneung, Amphur
Klongluang, Pathumthani 12120,
Thailand
Phone: (66)-2-529-0363
Facsimile: (66)-2-529-0081

Kubota Agricultural Machinery (Suzhou) Co., Ltd.

No. 220, Xing Ming Street,
Suzhou Industrial Park,
Suzhou Municipality, Jiangsu,
People's Republic of China
Phone: (86)-512-6716-3122
Facsimile: (86)-512-6716-3344

Kubota Construction Machinery (Shanghai) Co., Ltd.

G Unit, 16th Floor, Pudong Development
Mansion,
588 Pudong South Road, Pudong New Area,
Shanghai 200120,
People's Republic of China
Phone: (021)-5879-4630/4631
Facsimile: (021)-5879-4632

Jiangsu Biaoxin Kubota Industrial Co., Ltd.

186 Lishi Avenue, Xin Qiao Town,
Jingjiang City, Jiangsu, 214536,
People's Republic of China
Phone: (86)-523-433-3999
Facsimile: (86)-523-433-3999

Shin Taiwan Agricultural Machinery Co., Ltd.

16, Fengping 2nd Road,
Taliao Shiang Kaohsiung,
Hsien 83107, Taiwan, R.O.C.
Phone: (886)-7-702-2333
Facsimile: (886)-7-702-2303

KAMCO Co., Ltd.

3rd Floor, Bently Bldg., 106-2 Yangjae-Dong,
Seocho-ku, Seoul 137-130, Korea
Phone: (82)-2-2058-1028
Facsimile: (82)-2-2058-1029

P.T. Kubota Indonesia

JL. Setyabudi 279,
Semarang, Indonesia
Phone: (62)-24-7472849
Facsimile: (62)-24-7472865

P.T. Metec Semarang

Tanjung Emas Export Processing
Zone, JL. Coaster No. 8 Block B,
12A-16 Semarang, Central Java,
Indonesia
Phone: (62)-24-3520435
Facsimile: (62)-24-3520432

Kubota Agro-Industrial Machinery Philippines, Inc.

155 Panay Avenue,
South Triangle Homes,
1103 Quezon City, Philippines
Phone: (63)-2-9201071
Facsimile: (63)-2-9241848

Sime Kubota Sdn. Bhd.

No. 3 Jalan Sepadu,
25/123 Taman Perindustrian Axis,
Seksyen 25, 40400 Shah Alam,
Selangor Darul Ehsan, Malaysia
Phone: (60)-3-5122-1288
Facsimile: (60)-3-5124-8798

Directors and Corporate Auditors

President and Representative Director
Daisuke Hatakake

Executive Vice President and Representative Director
Moriya Hayashi

Executive Managing Directors
Yoshihiro Fujio
Toshihiro Fukuda
Yasuo Masumoto

Managing Directors
Yoshiharu Nishiguchi
Eisaku Shinohara
Nobuo Izawa
Yoshihiko Tabata
Kazunobu Ueta

Directors
Tokuji Ohgi
Morimitsu Katayama
Nobuyuki Toshikuni
Hirokazu Nara
Masayoshi Kitaoka
Tetsuji Tomita
Masatoshi Kimata
Nobuyo Shioji
Takeshi Torigoe
Satoru Sakamoto
Hideki Iwabu

Corporate Auditors
Susumu Sumikura
Junichi Maeda
Yuzuru Mizuno
Teisuke Sono
Yoshio Suekawa

Investor Information

Stock Listings
Domestic: Tokyo and Osaka
Overseas: New York and Frankfurt

Transfer Agent for Common Stock
The Chuo Mitsui Trust
and Banking Company, Limited
2-21, Kitahama 2-chome, Chuo-ku,
Osaka 541-0041, Japan

Depositary and Transfer Agent for ADRs
JPMorgan Chase Bank, N.A.
4 New York Plaza, New York,
NY 10004, U.S.A.

ADR Holder Contact
JPMorgan Service Center
P.O. Box 3408,
South Hackensack, NJ 07606-3408, U.S.A.
Phone: 1-800-990-1135
Facsimile: 1-201-680-4604

Investor Inquiries

Head Office
Finance & Accounting Dept.
2-47, Shikitsuhigashi 1-chome,
Naniwa-ku, Osaka 556-8601, Japan
Phone: (81)-6-6648-2111
Facsimile: (81)-6-6648-3862

Tokyo Office
Tokyo Administration Dept.
1-3, Nihonbashi-Muromachi 3-chome,
Chuo-ku, Tokyo 103-8310, Japan
Phone: (81)-3-3245-3111
Facsimile: (81)-3-3245-3049

Financial information and environmental reports are available on Kubota's Web site:
http://www.kubota.co.jp/

NYSE Corporate Governance Standards
The Company has made available on its Web site (http://www.kubota.co.jp/ir/english/cgs/index.html) a general summary of the significant differences between its corporate governance practices and those followed by U.S. companies under New York Stock Exchange listing standards.

This annual report is printed on recycled paper.

KUBOTA Corporation

2-47, Shikitsuhigashi 1-chome, Naniwa-ku, Osaka 556-8601, Japan
Phone: (81)-6-6648-2111 Facsimile: (81)-6-6648-3862
http://www.kubota.co.jp/

Printed in Japan

2006年（平成18年）
6月30日
金曜日
日刊 第4859号 （土曜・日曜・祝日休刊）

日経金融新聞
The Nikkei Financial Daily

発行所 日本経済新聞社
東京本社 電話(代表)(03)3270-0251 〒100-8066 東京都千代田区大手町1-9-5
大阪本社 電話(代表)(06)6943-7111 〒540-8588 大阪市中央区大手前1-1-1
名古屋支社 電話(代表)(052)243-3311 〒460-8366 名古屋市中区栄4-16-33
西部支社 電話(代表)(092)473-3300
札幌支社 電話(代表)(011)281-3211 〒060-8621 札幌市中央区北1条西6-1-2
NIKKEI NETアドレス http://www.nikkei.co.jp/
©日本経済新聞社 2006 （昭和62年10月9日第三種郵便物認可）

驚きを実現へ
Hitachi Chemical
Working On Wonders
http://www.hitachi-chem.co.jp 日立化成工業株式会社

K1

1500社超が株主総会

買収防衛策 異議ラッシュ

三月期決算企業の定時株主総会が二十九日、ピークを迎え、買収防衛策の是非を巡り経営陣と株主のせめぎ合いが表面化した。否決こそなかったものの、反対票が二割を超え、薄氷を踏む思いをした企業は多い。「物言う株主」に対し、事前の説明や意見調整に動くことで可決にこぎ着けた企業もある。株主との対話の重要性は一段と高まっている。（二瓶悟）＝株主総会は2面「ミニ辞典」参照、関連記事3、5面に

対話の重要性高く
2割超す反対票も


阪神電鉄との統合を承認した阪急ホールディングスの株主総会（29日、大阪市北区）

「我々はこの防衛策に賛成しかねる。導入に対する御社の考え方をお聞きしたい」。二十九日、東京機械製作所が東京都港区の本社で開いた株主総会で、筆頭株主のプラト（東京・中央）の出席者が経営陣に詰め寄った。

「悪質な買収者だと企業価値を損ねる場合があり、これを防ぐのが目的。導入の是非は株主の皆様に判断して頂く」。議長の芝則之社長はこう説明し、理解を求めた。同案件を含む五議案すべてが可決されたが、防衛策への反対は一六%に上った。

二十三日に総会を開催したアイネスでは普通決議の防衛策導入議案への反対票率が三五%を超えた。オリンパスでは反対票が二割前後に達した。五、六月に開いた投資家向けミーティングの場で防衛策に反対表明をしてきた海外投資家の一部が反対票を投じたとみられる。

事前説明に走る

資生堂は二十九日に開いた総会で、買収防衛策の導入を賛成多数で可決した。ホームページで防衛策の詳細な中身を紹介するなどの個人への丹念な広報活動が功を奏し、九割以上の賛成票を獲得した。

同社の場合、〇六年三月末時点で持ち株比率が二七%を超える海外投資家への対応が焦点。通常の海外IRとは別に財務担当役員が有力投資家を歴訪するなど事前の説明に時間を費やしたことも大きい。

日清製粉グループ本社も決定した防衛策を直接、大株主の機関投資家などに説明して回った。彼らの意見を反映させる形で正式な防衛策を決めたことで、二十八日の総会で反対票は一割程度にとどまった。

日清紡も事前に企業年金連合会などに導入の狙いなどについて説明していた。結果的に当日決議では防衛策に対し二〇%程度の反対票は出たもようだが、鵜沢静常務は「『買収防衛策』自体に拒否反応を示した株主がいたのかもしれない」と話す。

方針変更も

ケイヒンは二十九日、〇五年九月に導入した買収防衛策を一部変更すると発表した。総会の決議で半分以上の反対票が出た場合、防衛策を廃止できるようにする。従来、取締役会だけで防衛策を導入する方針だったが、株主の意見を反映しやすい仕組みを取り入れ、株主に配慮した。

ユニデンとツガミは、事前に入れていた買収防衛策を取締役会で更新しないことを決定。ツガミは防衛策導入に慎重な対応を求める株主の声に配慮したという。

株主の意見を聞いた上で柔軟に対応した会社が議案の可決にこぎ着け、対話不足の企業が大量の反対票に見舞われるという構図が鮮明になった。買収防衛策だけでなく、いったん導入を決めた会計監査人の責任限定契約を取り下げる動きも相次いでおり、株主との対話は事業運営の上で不可欠な前提条件になっている。



株主総会の会場へ向かうTBSの株主（29日、東京都千代田区）

ISSの条件を基に分類した買収防衛策

	社外取締役が全体の2割以上あるいは2人以上	第三者委員会 ある	第三者委員会 ない
株主総会で承認	いる	○日清紡 ○資生堂 ○東芝 ○近鉄 ○阪急HD ○日テレ	○京阪電
株主総会で承認	いない	○日清粉G ○グリコ ○トクヤマ ○オリンパス ○ペンタックス ○岡村製 ○ゴルドウィン ○モスフード ○小田急 ○アイネス	○東ソー ○住金 ○ウッドワン ○ミズノ
取締役会で決議	いる	○エーザイ ○TOTO	
取締役会で決議	いない	○宝HLD ○ユシロ ○神戸鋼 ○同和鉱 ○シャープ	○新日鉄 ○松下 ○凸版 ○ツガミ ○ケイヒン

米では廃止広がる
経営者保身 株主ら危惧

【ニューヨーク＝藤田和明】米国では買収防衛策に対する逆風が強まっている。経営者側の論理で買収防衛策を固めることが過剰な保身につながる副作用を危惧する株主が増えているためだ。防衛策の導入や行使に株主の意向を反映できるよう見直し局面にあり、防衛策そのものを廃止する動きもある。

「毒薬条項（ポイズンピル）の乱用を防ぐため、定款を変更すべきだ」。五月初め、ハーバード大学のルシアン・ボブチャック教授が株主として、ソフトウエア大手のCAを相手取って訴訟を起こした。毒薬条項をかたくなに変えようとしない経営陣にしびれを切らした。

同教授が危惧したのは、経営陣の独断を株主としてチェックできないこと。①取締役会員が支持しないと毒薬条項を行使できない②毒薬条項の是非を毎年株主にはかる――の二つを定款に盛り込むよう株主提案を提出している。

同社の株主総会は七月。企業側は六月末になって譲歩の姿勢をみせ、株主の意見を聞くために提案を総会にかける見通しだ。

米国で企業買収が吹き荒れた一九八〇年代に生まれた買収防衛策に見直し機運が広がっている。かつては「乗っ取り屋」に乗り込まれると企業価値が下がるとみて株主の多くが防衛策を支持していたが、二〇〇二年以降の不祥事を境に評価は反転した。経営者不信が広がるなかで、防衛策が経営者の単なる自己保身につながらないか、株主による監視の目が強まっている。

株主の圧力で毒薬条項の廃止を決める企業も相次いだ。昨年の株主総会で毒薬条項への反対票が四割を超えた電話帳発行大手R・H・ドネリーは今年四月、取締役会が毒薬条項の廃止を決めた。宝石大手ティファニーも、〇八年としていた見直し時期を前倒しして今年初めに破棄した。マイケル・コワルスキー会長は「株主との関係を考えた企業統治上の判断」と説明した。

〇三年から毒薬条項の見直しを呼びかける議決権行使会社ISS（インスティテューショナル・シェアホルダー・サービシズ）は「敵対的買収への対応策を決めるのは株主であるべきだ」との考えだ。

手厚い防衛策は株価の低迷を招くといった調査結果もある。企業の「株主価値」を上げられるのは現役経営者なのか、それとも買収された方がいいのか。最近の米国はその最終的な選択を株主がとれる方向へと傾いている。

三井アセット信託
投信の空売り効率化
株券管理 UBS証券が一括

三井アセット信託銀行はUBS証券と共同で、投資信託会社が株式の空売りを効率的にできる仕組みを開発した。これまでは株券の調達と売買を同一の証券会社に依頼する必要があったが、株券の調達先をUBSに一元化することで、投信会社は売買注文を出す証券会社を自由に選べる。大量の売買が必要な投資手法の場合、一回当たりの取引コストは最大で〇・七%程度低下するとしており、運用成績の向上にもつながるとみている。

投信会社にとって、株式を空売りするのは株券を手当てできるメドがなければ現実的には難しい。このため、個人投資家なども使っている信用取引制度を活用してきた。ただ信用取引は株券を提供した証券会社を通じてしか売り注文を出せない仕組みになっていて、買い戻す場合も実質的には同じ証券会社を利用するしかないという。

投信会社は通常の売買注文を出す場合は、複数の証券会社に手数料を提示させ、そのなかから割安な証券会社を選んでいる。証券会社が自己勘定で抱えている株式の銘柄や数量に応じて、手数料が異なることが多いためだ。ただ、空売りの場合は、信用取引を使うため、株券の調達と売買を同一の証券会社に依頼しなければならず、売買コストが高止まりするとの不満が出ていた。

三井アセット信託が開発した仕組みは、株券の調達・管理業務をUBSが一括して受け持つ。投信会社は株券の調達を気にかけずに済むため、売り注文を出す証券会社を自由に選ぶことができる。売り注文を出したのとは異なる証券会社で買い戻すことも可能で、割安な手数料の証券会社に売買を依頼することができるようになる。

UBSは海外も含めた機関投資家などから独自に株券を調達して、投信会社に貸し出す。「ストック・レンディング」と呼ばれ、海外のヘッジファンドなどはこの手法で株券を調達している。信用取引よりも自由度が高い半面、内外に広い顧客ネットワークを持つ証券会社でないと難しい手法とされる。

投信会社は空売りと買い持ちを組み合わせるロング・ショートなどの運用手法を使うことも多い。ロング・ショートは株式相場が大幅に下落する局面でも、空売り部分で利益を確保できるので、一方的に損失を被ることはなくなるとされる。

証券会社の株私設取引
海外・個人の利用拡大
昨年度3386億円 昨夏以降に急増

証券会社が株式取引の場として独自に運営しているPTS（私設取引システム）を使った売買が活発になってきた。二〇〇五年度の年間売買代金は三千三百八十六億円と前の年度の二・七倍に膨らみ、今年度に入ってからも高水準を維持している。昨年の株式相場の上昇で海外機関投資家を中心に利用が膨らんだほか、インターネット証券が手がけている夜間取引を利用する個人投資家も増えている。

■時間外でもOK

PTSを使えば、証券取引所の時間外にも取引ができる。また中小型株などは取引所で大口の売買注文を出すと、値動きが荒くなりがちだが、PTSは他の市場参加者と売買価格が合った分だけを自動的に成約するため、株価を大きく揺さぶらずに取引できる利点もあるという。

売買代金は株価上昇基調となった昨年夏以降に急増した。国内の全売買代金に占める割合は、それまで一%未満だったのが、三月単月では二%まで上昇した。

■システム障害など影響

国内で現在PTSを手がけているのは、インスティネット証券とマネックス証券の二社。インスティネットのPTSは機関投資家の売買注文のうち、売りと買いの条件が合致するものをシステム内で約定させる「クロッシング」という手法を使っている。PTS取引が浸透している海外の機関投資家を中心に注文を集めている。

マネックスは個人向けの夜間取引市場として「マネックス・ナイター」と呼ぶシステムを運営。取引時間は十七時半から二十三時五十九分までで、昼間に取引できないサラリーマン層などを含めて、売買代金は一年間で約三倍に伸びた。

今年度に入ってからは新興市場を中心に株式相場が下落したのを受け、四月の売買代金は四百六十一億円とピークだった三月に比べるとやや減少した。ただ相次ぐ取引所のシステム障害などで、海外の機関投資家などが取引の場を分散させる動きも出ており、取引は今後さらに増える可能性もある。

▼PTS（私設取引システム） 証券会社が独自に構築した電子取引システムで、一九九八年のいわゆる日本版金融ビッグバンの取り組みの一環として誕生した。それまでは証券取引所に株式などの有価証券の取引を集中させなければならないという規制があったが、市場間競争を活性化するため撤廃された。

取引所を通さない売買には、証券会社が相対で取引する市場外取引もある。市場外取引が顧客の注文を受けた証券会社が取引相手を探して取引を成立させるのに対して、PTSはシステム内で売買条件の照合や約定ができる。売買効率や透明性が高いのが売り物で、米国では活発に利用されている。



複眼独眼 巨大企業、迫られる「自律分散」

▼新会社法の施行によってわが国は企業の活力を生かした発展を模索する段階に入ってきた。企業の活力を高めるためにも公正な競争環境の整備が欠かせない。競争環境の面で中心的な役割を果たしているのは独占禁止法だ。わが国の独占禁止法は公正で自由な競争の促進と日本経済の効率的な運営を目的として一九四七年に制定された。

▼その独禁法は一九九七年に五十年ぶりに改正され、それまで禁止されていた持ち株会社が解禁された。この改正によって商法の合併法制が整備され企業合併基準の緩和措置ともあいまって持株会社を活用した大型のM&Aが相次ぐことになり、結果として持株会社の上場企業が急増することになった。

▼なかでも、みずほ、三井住友、三菱UFJなどのメガバンクグループは持ち株会社を活用した大型M&Aの代表例といえる。新会社法の施行によって企業経営の自由度が高まるだけに企業価値向上を目指したM&Aのインセンティブは今後一段と高まることが予想される。そうなると企業組織の巨大化がますます進み全体の制御リスクが高まる事態が予想される。

▼巨大化した持株会社では人事制度、リスク管理、システム構築のいずれも傘下企業の活力を高め適切に運営することが難しくなっている。巨大企業は中央が指示を出す「中央制御」方式では指示待ち人間で組織を作ることになり、制御不能に陥るという指摘もある。

▼「中央制御」をやめ、企業が自律した上で全体を見渡し、自らの動き方を決める「自律分散」が重要だ。傘下企業の自主性を尊重しつつ求心力を持たせる制御方式こそが重要。巨大化した組織では「中央制御」から「自律分散」へと制御システムの再構築が求められているのではなかろうか。（不易）

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BOJウオッチャー

資金吸収オペ実施

準備預金のハイペース警戒

日銀は二十九日、即日で四千億円の資金を吸収する手形売りオペを実施した。即日の資金吸収オペは、二〇〇四年四月以来。金融機関の資金調達意欲が弱まったため、資金供給量を調整した。翌日物金利をおおむねゼロ％に推移させる「ゼロ金利政策」で、金利上昇につながる即日の資金吸収をやる必要性は低く、市場では日銀の真意が話題になった。

▼…日銀は短期金利が安定している中で、金融機関が準備預金を積み立てるペースが速すぎると判断、資金吸収に転じたとみられる。準備預金は毎月十六日から翌月十五日までの間に、日銀当座預金に資金を預けた金額の累計で計算されるため、金融機関が積み立てを早く終えてしまうこともできる。日銀は、金融機関が準備預金に必要としている金額を目安に資金供給量を決めており、準備預金の積み立てが速すぎる弊害を感じたとみられる。

市場では「即日のオペをあえて実施する必要はなかったのではないか」との指摘もあった。一部には「量的緩和時代のように翌日物金利が〇・〇一％を下回る水準は好ましくないとみている」との分析も出たが、ゼロ金利政策下で金利が低いことは問題にならないはずだ。

▼…日銀は、将来のゼロ金利解除に向けて、市場機能を強化したいと考えており、今回の資金吸収オペはその一環とみられる。市場参加者が準備預金の進ちょく状況などをみて、思惑ではない、需給に基づく市場金利の形成を期待しているようだ。（B）

FTから

ヘッジファンド、収益消失

最近の市場混乱によって、大半のヘッジファンドの年初来運用収益がここ2―3週間で消失したことが明らかになった。ほぼすべてのファンドが不振で、日本特化型ファンドが特に打撃を受けた。ある大手プライベート銀行のリストによると、最も打撃を受けた10のファンドのうち7つが日本特化型。新興市場やヨーロッパ型ファンドも不調だった。

群集心理に向かう憂慮すべき傾向が浮き彫りになった。多くの運用担当者が揃って強気になりレバレッジを効かせすぎた結果、6月は2カ月連続の損失となった。「社債に強気、株式に弱気」で臨む転換型裁定取引型ファンドだけが収益を維持した。

ロンドンの中堅ヘッジファンド共同経営者は「多くの運用担当者がロング・ショート戦略からロング・ロング戦略にくら替えした結果、市場下落の際に防御策を提供するヘッジファンド本来の機能が働かない」と危惧する。

英米大手ヘッジファンドの運用業績をみると市場下落の影響が鮮明だ。ポール・チューダー・ジョーンズのBVIグローバル（ファンド規模50億ドル）は6月21日までに3.7％下落、年初来業績は0.9％の上昇にとどまった。ハイブリッジのイベント・ドリブン型ファンド（15億ドル規模）は6月15日までに4％下落、年初来では2.1％下落した。

日本株ロング・ショート型ファンドを提供する英ヘッジファンド2社、ホイットニー・ジャパンとオデイ・ジャパンは6月中旬までにともに4.5％下落し、年初来ではそれぞれ12.3％、7.7％下落した。

ロンドンのヘッジファンドで株式公開企業のRABキャピタルのロッド・バーカー氏は「多くのロング・ショート戦略ファンドは5月の市場下落を、1カ月間の調整後急回復した2005年10月の再来と考えていた」と指摘した。ちなみに6月の株式市場下落率は、米国が2％超、欧州が3―6％、日本が7％だった。

（英フィナンシャル・タイムズ特約、29日付）

ポジション

元相場、7元台定着か

過熱経済の冷却目指す

人民元相場が一ドル＝七元台で取引される場面が目立ってきた。中国政府は元高を利用して過熱経済の抑制を目指しているとの観測が強まっており、七元台を徐々に定着させる可能性がある。

★☆★

上海外為市場で二十九日、人民元相場は一時一ドル＝七・九九五五元に上昇、昨年七月の切り上げ後の高値を更新。終日七元台で取引された。十五日に一カ月ぶりに七元台に突入して以来、七元台で取引される時間帯が増えている。

一時足踏み状態だった元高がじわじわと進み始めた背景には、過熱する中国経済の冷却剤として元相場を動員せざるを得なくなったとの見方が出ている。

中国の国家統計局が十五日発表した一―五月の都市部固定資産投資額は前年同期比で三〇・三％増え、一―四月を〇・七ポイント上回った。すかさず中国人民銀行（中央銀行）は翌十六日に預金準備率の引き上げを発表。四月末の銀行貸出金利に続く利上げに踏み切った。二十四日には人民銀の周小川総裁が訪問先のバーゼル（スイス）で、中国の四―六月期の実質国内総生産（GDP）について「恐らく非常に高くなる」と語り、二ケタ台の伸び率になるとの見通しを明らかにした。一―三月期は一〇・三％の伸びを示しており、過熱状態は依然として解消されていない。



五月の供給量（M2）の伸びも一九・一％に達するなど過剰流動性は深刻な事態になっている。UBS証券アジアの首席エコノミスト、ジョナサン・アンダーソン氏は「流動性を抑え、貸し出しと投資の伸びにブレーキをかけるために中国は複数の対策を打ち出すだろう」とみる。

具体的には銀行への窓口指導などに加え、同氏が有力視するのは人民元上昇を容認する政策だ。

人民元高は「輸出をスローダウンさせる一方、輸入を促進し、貿易黒字を減らす」ためで、ひいては元高を食い止めるための人民銀の市場介入の副産物である元の放出の減少につながる。

ヒントは温家宝首相の十四日の発言だ。国務院（政府）常務会議で「固定資産投資の伸びが速すぎる。銀行貸し出しを一段と押さえ込む必要がある」と強調。「対外貿易の均衡ある発展を促進する」とも述べ、貿易黒字減らしを訴えた。

前回（五月十七日）の常務会議では住宅問題が中心議題だったのに比べると今回は幅広い内容となった。具体策にこそ言及していないが、総合対策を講じようとの意気込みがうかがえる。

アンダーソン氏は人民元が年末に一ドル＝七・七五―七・八〇元に上昇すると予測する。現在の相場より二・五―三％高く、一ドル＝七・八香港ドル前後で米ドルにペッグ（連動）している香港ドルの水準を超えて上昇する可能性もある。

香港市場はおおむね冷静だ。香港ドル相場は一ドル＝七・七六香港ドル台後半とむしろ下落基調。人民元先物（ノン・デリバラブル・フォワード＝NDF）相場は一年物が二十九日時点で一ドル＝七・七一元台。五月初旬には七・六七元台を付けていたことからすると、元の先高観は膨らんでいないようにみえる。実際の相場に比べ「十分に高い水準」（香港の為替ディーラー）ともいえるが、ここからの一方的な元高の進行に懐疑的な見方があるのも事実だ。

★☆★

モルガン・スタンレーのエコノミスト、謝国忠氏は「中国は今年、過剰流動性の原因である経済成長率に比べて著しく低い金利の引き上げを優先させるとみられる」と指摘する。

その場合、引き締め効果が過度にならないように、人民元の上昇余地は狭まる可能性がある。流動性を吸収するために中国はどのような手を打つのか。元相場の動向を占う上で中国のマクロ政策がこれまで以上に注目を集めそうだ。（香港＝佐藤一之）

日経辞典

株主総会

▲…会社の意思決定の最高機関で、株主は持ち株に応じて議決権を行使し経営に参加する。会社法や定款で定める事柄を決議する。取締役・監査役の選任や決算などの計算書類の承認、定款変更、株式併合、減資、事業譲渡などが対象になる。決算期ごとに開く定時総会と、必要に応じて開く臨時総会がある。

▲…決議には過半数の株主が出席する総会で、過半数の賛成を必要とする通常決議と、三分の二以上の賛成を必要とする特別決議がある。定款変更や株式併合、合併、株式交換、減資などは重要事項と定められ、特別決議が必要になる。

東京市場 29日の主な指標

株式

項目	値	前日比
日経平均株価	15121円15銭	Δ235円04銭
東証1部 売買高	14億2874万株	
売買代金	2兆5903億円	
値上がり銘柄数	963	
値下がり銘柄数	642	
商い成立銘柄数	1697	
年初来高値銘柄数	10	
年初来安値銘柄数	27	
時価総額(普通株式数ベース)	498兆9073億円	
ドルベース日経平均株価	129.72ドル	Δ1.68ドル
東証1部株価指数	1547.75	Δ20.24
日経ジャスダック平均	2328円98銭	Δ4円73銭

■海外市場■（28日）

項目	値	前日比
NYダウ工業株30(ドル)	10973.56	Δ48.82
ナスダック	2111.84	Δ11.59
S&P500種	1246.00	Δ6.80
FTSE100(英)	5678.60	Δ26.30

[illegible]

円相場

対ドル	116円39銭―116円42銭	3銭安
対ユーロ	146円09銭―146円13銭	11銭高

金利

10年国債利回り	1.915％	+0.010％
無担保コール翌日物	0.016％	−0.012％

商品

金（ロンドン渡し、1トロイオンス）	581.60―582.60ドル	−1.60ドル
原油（ドバイ、1バレル）	66.40―66.50ドル	−0.05ドル

マーケット・アイ

米株修正局面、夏も続く

5月高値の10％超下落も

AMAインベストメント・カウンシル チーフ・インベストメント・オフィサー　マーシャル・エイコフ

米国など世界中の株式市場では、第二四半期になって相場変動率が一段と大きくなった。第一四半期に四％上昇したS&P五百種株価指数は、五月十一日に当面の高値をつけ、その後に六％下押しして年初来の上昇分を帳消しにした。商品相場も急落した。

その後、インフレに対する警戒感が一段と高まり、予想以上に金利が引き上げられるとの懸念が台頭、投資家の買い意欲に水を浴びせた。

利上げはあと一回で打ち止めという期待感は急速にしぼみ、利上げはさらに数回あり、フェデラルファンド（FF）金利は年末までに五・七五―六％まで上昇するとの見方が浮上している。

大半のエコノミストの予想より利上げ幅は大きくなり、利上げ局面も長引くのは金利上昇局面ではよくあることだ。それより、長短金利差が拡大し始めていることに注目すべきだ。特に高格付け債と低格付け債の利回り格差の拡大が顕著となるだろう。

全体的にみると、エネルギーコストの高騰が続いているにもかかわらず、内外の経済は比較的順調に伸び続けている。

しかし、景気が良いということはインフレを加速させるということでもある。米連邦準備理事会（FRB）はその危険性に対する認識が十分にあり、数人のFRB理事は、食品とエネルギーを除いたコア部分の物価上昇率はFRBが目標とする範囲の上限に達していると警告している。

利上げがあと数回続く可能性は高く、景気減速傾向が現在よりもさらにはっきりするまでの数カ月間、株式市場は振幅の大きい展開となる。二〇〇六年後半や〇七年の増益率に関して、アナリストは予想を下方修正し始めるだろう。

五月から六月にかけての株式市場の動きは、中間天井が形成されつつあることを示唆している。最初に小型株や新興市場の株式など、値動きの激しい株式が反応をみせ、その後に経営のしっかりした企業の株式が下げていく。その間には中間反騰もあり急速に値上がりする場面もあるが、長続きしない。

ヘッジファンドは過去六カ月間、大幅に買い越していたポジションを縮小し、比較的短期の金融商品の比重を高めてきた。

しかし、その過程で株式市場が上値を追うのに必要としていた流動性を市場から吸い上げてしまった。市場が底入れするには時間がかかるが、それまでは経営の確かな大企業の株式の方が他の株式を上回る投資成績を残す状況が続く。

米株式市場の修正局面は夏いっぱい続き、五月の高値からの下落率は一〇―一五％になるだろう。七月には投資家を安心させるような反発がみられる可能性があるが、相場にとって重要な底が形成されるのは秋になってからだろう。

株式市場には四年間の大統領選挙サイクルがあるとされる。投資成績が最も悪いのは大統領就任から二年目、最も良いのは三年目という。今回は〇六年、〇七年がそれにあたるが、現在の軟調局面を見ると「予定通り」だとの感じがする。

株式市場の底入れには、景気とインフレに対する見通しが安定すること、投資家が大型株の買いを止めることが必要。大型株は次の上昇局面で新たに市場を先導する役割を担う。株式市場が上昇に転じるまでは、利回りが五％ほどの短期証券の方がより魅力的だ。

欧米ではこれまで通り、企業統合が産業界の重要なテーマとなる。企業買収に必要な流動性は潤沢にあり、多くの産業が成熟期に入っている現在、同一分野で企業数を減らすことが肝要となっている。

外為（29日）

◇円相場（銀行間直物、1ドル＝円）

		前日
終値(17時)	116.39―116.42	116.36―116.39
寄付(9時)	116.38―116.41	116.35―116.38
高値	116.36	116.05
安値	116.63	116.47
直物売買高		87億7900万ドル
スワップ売買高		390億5600万ドル
オプション売買高		18億6600万ドル

◇ユーロ・ドル相場（銀行間直物、1ユーロ＝ドル）

		前日
終値(17時)	1.2549―1.2552	1.2562―1.2565
寄付(9時)	1.2541―1.2544	1.2569―1.2572
高値	1.2553	1.2584
安値	1.2537	1.2555
直物売買高		29億6200万ドル
スワップ売買高		119億100万ドル
オプション売買高		1億3900万ドル

◇ユーロ・円相場（銀行間直物、1ユーロ＝円）

		前日
終値(17時)	146.09―146.13	146.20―146.24
寄付(9時)	145.98―146.02	146.27―146.31

◇銀行間ドル直先スプレッド（1ドルにつき円、dはディスカウント、pはプレミアム）

	実勢	年率％
1カ月	d0.512	5.10
3カ月	d1.516	5.08

◇主要欧州通貨（銀行間、売買高）

英ポンド	1.8157―1.8161	0ドル
スイスフラン	1.2462―1.2466	0ドル

（注）売買高は前日

◇対顧客米ドル先物相場（円、三菱東京UFJ銀）

		売り	買い
7月	渡	117.54	115.06
8月	〃	117.06	114.53
9月	〃	116.55	114.06
10月	〃	116.06	113.54
11月	〃	115.57	113.05
12月	〃	115.09	112.58

◇人民元相場（上海、銀行間取引、17時30分現在）

		前日
米ドル（1ドル＝元）	7.9955	7.9984
日本円（100円＝元）	6.8630	―

通貨オプション（29日）

◇円・ドル　ボラティリティー（％）

	中心	前日
1カ月	8.4	8.5
3カ月	8.6	8.6

（注）日銀

◇プレミアム（1ドル＝円、ヨーロピアンスタイル、行使価格＝116円60銭）

円コール・ドルプット

	買い	売り
1カ月	1.02	1.62
2カ月	2.02	2.39
3カ月	2.61	3.02
6カ月	4.27	4.78

円プット・ドルコール

	買い	売り
1カ月	0.82	1.36
2カ月	1.08	1.36
3カ月	1.18	1.48
6カ月	1.41	1.75

（注）三菱東京UFJ銀

日銀の金融調節（29日）

◇資金需給（億円）

	6/30 予想	6/29 速報	6/28 確報
日銀券	▲1600	▲2500	▲1700
財政	5900	▲4000	800
資金過不足	4300	▲6500	▲900
調節：国債買入		2900	―
短国買入		3900	―
短国売却		―	―
国債買現先		▲1800	5900
国債売現先		―	―
共通担保資金供給本店	▲3800	8100	7900
共通担保資金供給全店		8000	―
CP買現先		―	―
手形売出	4000	▲4000	―
資産担保証券買入		―	―
貸出		▲12600	▲1300
調節合計	200	6500	▲3500
当座預金増減	4500	0	▲4400
当座預金残高		153000	153000
準備預金残高		76700	81500
積み終了先		26000	27000
必要準備額		25900	26900
積み未了先		50700	54500
その他残高		76300	71500

◇最近の調節

	オペ	期日	金額	金利
7/3	国債現先買い	7/10	8	0.072
6/29	手形売り	6/30	4	0.030
29	共通担保供給(全店)	7/10	8	0.105
29	共通担保供給(本店)	6/29	8	0.190
29	国債現先買い	7/21	6	0.135
29	短期国債買い切り	―	4	0.005
28	共通担保供給(本店)	7/28	8	0.168
28	国債現先買い	7/19	6	0.121
27	共通担保供給(本店)	6/30	4	0.093
27	手形買い(全店)	7/26	8	0.169
26	手形買い(本店)	7/24	8	0.153
26	国債現先買い	6/26	8	0.106
26	手形買い(本店)	7/10	8	0.120
23	手形買い(本店)	7/19	8	0.139
23	国債現先買い	7/5	6	0.101
22	手形買い(本店)	7/14	8	0.122
22	国債現先買い	6/29	8	0.100
22	CP現先買い	7/21	3	0.161
22	短期国債買い切り	―	4	0.010
21	手形買い(本店)	6/23	4	0.072

短期金融（29日、％）

◇コール（短資協会、有担保コールは出し手レート、速報）

	加重平均	最高	最低
〈有担保〉			
翌日	0.020		0.020
翌日―翌々日	―		―
〈無担保〉			
翌日	0.016	0.040―	0.001
翌日―翌々日	0.033	0.060―	0.010
1週間	0.112	0.330―	0.080
2週間	0.150	0.220―	0.125
3週間	―		―
1カ月	―		―
2カ月	―		―
3カ月	―		―
6カ月	―		―
1年	―		―

◇全国コール市場残高（億円、28日確報）　202308

◇CD気配（都銀・短資平均）

〈新発〉	売り	買い	前日 売り	前日 買い
2週間	0.060	0.220	0.040	0.220
1カ月	0.080	0.287	0.080	0.287
2カ月	0.140	0.370	0.140	0.370
3カ月	0.250	0.387	0.240	0.387
4カ月	0.260	0.470	0.260	0.470
6カ月	0.290	0.497	0.290	0.497
1年	0.360	0.675	0.360	0.675
2年	0.790	1.130	0.785	1.120
〈現先〉				
月中	0.005	0.163	0.005	0.163
翌月	0.006	0.197	0.005	0.197
2カ月	0.005	0.287	0.005	0.287

◇CP気配（短資協会）

〈現先〉	売り	買い	前日 売り	前日 買い
翌日	0.020	0.160	0.020	0.160
1週間	0.028	0.183	0.028	0.183
1カ月	0.047	0.233	0.047	0.233

◇TB気配（短資協会）

〈現先〉	売り	買い	前日 売り	前日 買い
翌日	0.013	0.083	0.016	0.086
1週間	0.026	0.090	0.030	0.093
1カ月	0.043	0.126	0.050	0.126

◇TIBOR（全銀協、ドルはQUICK）

	円 365日ベース	円 360日ベース	ドル 360日ベース
1週間	0.12364	0.12300	
1カ月	0.18000	0.18400	5.36000
2カ月	0.26455	0.26500	5.45600
3カ月	0.34455	0.34500	5.52800
6カ月	0.42182	0.42200	5.64800
9カ月	0.49000	0.49300	5.72600
1年	0.56818	0.56900	5.77600

◇東京オフショア市場（三菱東京UFJ銀）

	円	ドル
7日	0.10―0.060	5.31―5.21
1カ月	0.12―0.080	5.34―5.24
2カ月	0.23―0.150	5.45―5.35
3カ月	0.34―0.260	5.51―5.41
6カ月	0.41―0.330	5.63―5.53
1年	0.53―0.450	5.77―5.67

◇外貨預金（三菱東京UFJ銀、個人向け自動継続型、2000ドル相当以上）

	1カ月	3カ月	6カ月	1年
米ドル	3.670	3.820	3.940	4.090
ユーロ	1.180	1.320	1.500	1.780
英ポンド	2.950	3.010	3.090	3.310
スイスフラン	0.010	0.010	0.010	0.230
豪ドル	3.740	3.940	4.110	4.340
ニュージーランドドル	5.010	5.190	5.380	5.500

◇大口定期預金（3カ月、5億円程度の都銀上位行标準レート）　0.02～0.03

◇短期国債利回り（日本相互証券、売買高・億円）

	銘柄	引け	売買高
FB3カ月	396回債	0.325	300
TB6カ月	402回債	―	―

◇スワップ・レート（東短キャピタルマーケッツ）

	円―円 売り	円―円 買い	米ドル―米ドル 売り	米ドル―米ドル 買い	米ドル―円 売り	米ドル―円 買い
1年物	0.64―	0.60	5.778―	5.748	+2.00―	−1.00
2年物	0.95―	0.91	5.753―	5.723	+2.13―	−0.87
3年物	1.21―	1.17	5.750―	5.720	+2.25―	−0.75
4年物	1.43―	1.39	5.765―	5.735	+2.38―	−0.62
5年物	1.61―	1.57	5.783―	5.753	+2.38―	−0.62
7年物	1.89―	1.85	5.808―	5.778	+2.25―	−0.75
10年物	2.16―	2.12	5.845―	5.815	+1.50―	−1.50

（注）円―円は固定金利、変動金利ともに半年利払い。米ドル―米ドルは固定金利1年、変動金利3カ月利払い、米ドル―円はドル金利3カ月フラット、円金利3カ月プラスマイナス。米ドル―円の単位はベーシスポイント

債券標準価格（JSプライス）（29日）

銘柄	償還年月	利率(％)	標準価格(円)
国債			
短国402(6カ月)	06/12	―	99.8380
短国401(1年)	07/5	―	99.5970
中国245(2年)	08/6	0.9	100.1725
中国57(5年)	11/6	1.4	99.9536
長国280(10年)	16/6	1.9	99.8745
変動利付40(15年)	21/5	*	100.7500
超長国87(20年)	26/3	2.2	98.7107
超長国22(30年)	36/3	2.5	99.6602
物価連動8(10年)	16/6	*	99.1500
その他債券			
みずほコーポ678	11/1	0.9	97.1033
三菱UFJ10	10/12	1.03	97.7247
三井住友銀34	10/10	0.86	97.2208
東電480	11/3	1.54	100.0437
東電519	15/12	1.59	95.9282
NTT43	11/3	1.62	100.3955
政保公営800	11/3	1.4	99.7139
政保公営860	16/2	1.6	96.5361
東京都(公)571	11/3	1.4	99.6028
東京都(公)630	15/12	1.63	96.8262
神奈川県(公)114	11/4	1.4	99.4171
神奈川県(公)137	16/2	1.6	96.1839
大阪府(公)245	11/5	1.4	98.8059
大阪府(公)287	16/2	1.6	95.1484
鹿島29	10/12	1.01	97.1691
アサヒ23	09/11	0.84	98.3900
旭化成7	09/4	1.02	99.5790
住友化24	10/6	0.44	96.0977
新日本石油21	10/12	1.065	97.7255
旭硝子6	09/9	0.86	98.8361
新日鉄51	09/6	0.78	98.6729
住電工16	11/3	1.5	99.6925
豊田織14	10/12	1.01	98.0939
NEC32	10/8	2.43	103.4728
トヨタ5	10/9	2.07	102.7886
三菱商28	09/7	2.12	102.5883
イトヨーカ4	10/3	1.96	102.1685
オリックス86	10/5	1.17	97.3890
野村4	10/9	2.4	103.5637
菱地所59	09/12	0.72	97.9475
東急電鉄57	10/6	1.02	97.9970
NTTドコモ8	11/3	1.43	99.6480
大ガス13	09/9	1.95	102.2118
興銀23	10/6	0.87	96.6593
チュニジア5	11/9	4.95	111.3736
ハンガリー2	10/7	0.62	95.9098
クロアチア5	09/6	1.23	98.7902
ギリシャ14	08/8	4.3	106.7824
ポーランド1	10/7	0.84	97.3324

公社債（29日）

◇新発10年国債（％）

	利回り	前日比
日本相互証券 280回債	1.915	+0.010
店頭売買参考統計値(単利) 280回債	1.914	+0.010

◇日経国債インデックス（％）

		前日
	1.614	1.598
短期債	0.885	0.874
中期債	1.481	1.463
長期債	1.845	1.830

◇債券店頭オプション（気配、274回債、円、ヨーロピアンスタイル、行使価格はATM、野村証券）

	コール	プット
2週間	0.26―0.41	0.32―0.47
1カ月	0.35―0.57	0.47―0.69

◇現金担保付き債券貸借（レポ）取引（日銀、％、オペ対象先から報告された気配値の平均、銘柄は国債の回号、GCは銘柄を特定しない取引）

銘柄	翌日	1週間	2週間	3週間	1カ月
GC	0.093	0.100	0.111	0.128	0.156
280	0.056	0.053			0.062
253	−0.035	−0.035			−0.035
57	0.057	0.055			0.064
51	0.050	0.050			0.053

債券先物オプション

（29日、東証、円・枚）

7月物

	行使価格	終値	前日比	売買高	建玉
コール	129.5	―	―	―	50
	130.0	―	―	―	0
	130.5	―	―	―	0
	131.0	―	―	―	100
	131.5	0.23	−0.11	129	625
	132.0	0.04	−0.04	697	1881
	132.5	0.01	−0.01	77	2737
プット	130.0	―	―	―	2103
	130.5	0.01	0	547	2583
	131.0	0.05	−0.01	669	3286
	131.5	0.14	+0.02	1141	3160
	132.0	0.47	+0.11	135	3436
	132.5	0.91	+0.13	338	2191
	133.0	1.27	+0.04	116	811

	コール	プット
売買高計	1182	4345
建玉計	16244	36614
H.V(年率)	9月	4.0

金融先物（29日）

（東京金融先物取引所、％・枚、カッコ内は前日）

	始値	高値	安値	公式終値	清算値	前日比	売買高	建玉
◇円金利3カ月（TIBOR）								
06/7月	―	―	―	99.590	99.585	−0.010	0	0
06/8月	―	―	―	99.540	99.535	−0.010	0	0
06/9月	99.495	99.500	99.480	99.490	99.485	−0.010	17949	546127
06/12月	99.340	99.340	99.320	99.325	99.325	−0.010	18890	560199
07/3月	99.150	99.165	99.135	99.140	99.135	−0.020	17290	322243
07/6月	98.975	98.990	98.960	98.960	98.960	−0.020	13096	231093
07/9月	98.830	98.840	98.810	98.815	98.815	−0.015	10841	109498

売買高計 79785 (72447)　建玉計 1932446 (1929791)

	始値	高値	安値	公式終値	清算値	前日比	売買高	建玉
◇円金利スワップ5年								
06/9月	―	―	―	106.37	106.37	−0.12	0	400
06/12月	―	―	―	105.88	105.88	−0.13	0	0
◇円金利スワップ10年								
06/9月	―	―	―	107.36	107.36	−0.17	0	100
06/12月	―	―	―	106.77	106.77	−0.17	0	0

債券先物（29日）

（東証、円・％・億円、始値は前日夜間取引を含む、カッコ内は前日）

	始値	日中始値	高値	安値	終値	前日比	利回り	売買高	建玉
◇10年物（6％国債）									
06/9月	131.72	131.67	131.84	131.50	131.58	−0.17	2.159	29157	131808
06/12月	―	―	―	―	―	―	―	―	60
07/3月	―	―	―	―	―	―	―	―	0

売買高計 29157 (34286)　建玉計 131868 (129895)

取引所外国為替証拠金取引（東京金融先物取引所、円、枚）

〈29日取引〉

	17時時点	前清算値比	高値	安値	清算値	前日比	スワップ金	売買高	建玉
米ドル	116.40―116.43	−0.07	116.49	116.06	116.47	+0.20	512	8036	27363
ユーロ	146.09―146.13	−0.14	146.36	145.65	146.23	−0.06	353	3661	4278
英ポンド	211.39―211.46	−0.39	212.03	211.14	211.78	−0.02	776	5073	5038
豪ドル	84.87―84.92	−0.08	85.20	84.58	84.95	−0.25	401	5294	20671
スイスフラン	93.39―93.43	−0.11	93.58	93.14	93.50	0.00	110	1726	8389
カナダドル	103.75―103.80	+0.08	103.80	103.24	103.67	+0.18	587	1059	1882
NZドル	69.25―69.30	−0.21	70.36	68.94	69.46	−0.88	407	8927	43199

米ベイン、日本に進出

都内に拠点 MBO軸に本格投資

世界有数の買収ファンド

世界最大級の運用規模を持つ米買収ファンド、ベインキャピタルが日本で本格投資を始める。七月に東京の拠点を稼働させ、投資案件の発掘を進める。来年中に約二十人の専門チームを構築する計画。ベインは今年に入り百億ドルのグローバルファンドを新たに立ち上げており、この資金の一部を日本に投じる。世界有数の買収ファンドの対日進出で、日本企業のM&A（合併・買収）が一段と活発になりそうだ。

世界で230件

ベインは米コンサルティング大手のベイン・アンド・カンパニーの元幹部らが独立して一九八四年に創設。他のファンドに比べ、戦略コンサルタントや事業会社出身者が多いのが特徴だ。

投資手法は、経営陣と共同で企業を買収するマネジメント・バイアウト（MBO）が多い。経営支援の専門部隊を持ち、投資後に経営陣と一体で企業価値を高める。これまでの投資実績は全世界で約二百三十件。米国でトイザラスやワーナー・ミュージック、テキサス・インスツルメンツのセンサー事業などの大型買収を最近手がけた。

ベインは今月、アドバンテッジパートナーズと共同で米食品大手マースから貨幣識別機事業を買収。同事業には日本法人の日本コンラックス（埼玉県坂戸市）があり、ベインの日本での第一号案件となった。

100億ドル調達

日本拠点ではすでに、ベイン・アンド・カンパニー出身のデイビッド・グロスロー氏とモルガン・スタンレー証券の投資銀行部門出身の城下純一氏がマネジングディレクターに就任。RHJインターナショナル（旧リップルウッド）から杉本勇次氏が移籍し、七月にマネジングディレクターに就任する。杉本氏は日本コロムビアや日本テレコムなどの買収案件を担当した。

ベインは今年三月、百億ドル（一兆千六百億円）規模のグローバルファンド（第九号ファンド）の募集を完了した。このファンドの資金をもとに、日本を含むアジアや欧米で投資していく。

買収ファンドにヘッジファンドと債券投資を含めると、ベインは昨年末時点で約二百八十億ドルの運用資産規模を持つ。米カーライル、米ブラックストーン、米コールバーグ・クラビス・ロバーツ（KKR）などと並んで買収ファンドでは最大手の一角を占める。

カーライルは日本でDDIポケット（現ウィルコム）をはじめ多数の買収実績を持つほか、KKRも今年四月に日本拠点を開設。日本での新たな投資機会を求めて世界の大手買収ファンドの参入が相次いでいる。

世界買収ファンド大手の運用資産規模

- カーライル・グループ (1987)
- ベインキャピタル (1984)
- ブラックストーン・グループ (1985)
- テキサス・パシフィック・グループ (1993)
- コールバーグ・クラビス・ロバーツ (1976)
- アポロ・マネジメント (1990)
- トーマス・H・リー・パートナーズ (1974)
- ウェルシュ・カールソン (1979)
- ベルミラ・グループ (1985)
- ウォーバーグ・ピンカス (1967)

億ドル 0 50 100 150 200 250 300

（注）カッコ内は創設年

点検 新型融資② 新生銀行

担保は優良事業の収益

新生銀行は特定事業から生まれる収益を担保とする新しい融資手法を開発した。第一弾としてパチンコ大手のダイエー（福島県会津若松市）に二百三十億円を融資した。ダイエーの優良店舗から生まれるキャッシュフローを証券化したうえで、ノンリコース（非そ及型）融資を実施。企業側は保有する資産価値以上の資金を調達できる利点がある。

新生銀はダイエーが営業する三十四店舗のうち、成績や立地に優れる十六店舗を選定。この優良事業を裏付けとしてSPC（特別目的会社）経由で二百三十億円のノンリコース融資を実施したのが今回の仕組みだ。



貸し出し、資産価値以上に

不動産の担保では資産価値以上の融資を受けられない。今回は事業収益を担保にしたため、二百億円を超える多額の資金を融資できた。ダイエーは調達した資金を条件の悪い借入金の返済や新店舗の出店費用に充てる。

ダイエーは格付けを取得していないが、今回のノンリコース融資はムーディーズから「シングルA格」を取得した。シングルA取得企業と同レベルの金利が適用され、企業は低コストでの資金調達が可能になった。

融資期間が十年と長いのも特徴だ。「融資期間中に貸出先が破綻したとしても、優良事業を引き継ぐ会社が表れる」（キャピタルマーケッツ部）とみており、返済が滞ることはないと判断しているためだ。

新生銀は今後一年間で五件程度、総額一億円を証券化して融資する計画だ。安定的に収益が上がる医療事業や通信事業が有望とみている。こうした融資をまとめて、外部の投資家への売り出しも検討している。

大手銀 増配要求相次ぐ

三井住友 アイフル 不祥事で社長陳謝

株主総会2006

	所要時間	参加人数（人）
三菱UFJ	2時間3分（—）	1,295（—）
三井住友	2時間（1時間51分）	654（441）
みずほ	1時間54分（2時間25分）	1,859（1,509）
りそな	1時間38分（2時間25分）	747（707）
住友信託銀行	1時間9分（1時間3分）	184（154）
三井トラスト	52分（56分）	119（128）
足利銀行	32分（30分）	預金保険機構のみ（前年も同じ）
アイフル	65分（54分）	146（91）

2006年の株主総会の状況

（注）カッコ内は前年の状況。—は比較できず

二〇〇六年三月期決算で過去最高益を達成した大手銀行グループが二十九日までに相次いで株主総会を開いた。出席した株主からは増配や店頭サービス向上など利益還元を求める声が相次いだ。不祥事を引き起こした銀行などでは経営陣が株主に改めて陳謝した。（1面参照）

昨年十月に統合して発足した三菱UFJフィナンシャル・グループは、三メガバンクで最も早く今月九日に公的資金を完済したと報告。増配など株主還元を求める質問が相次いだ。畔柳信雄社長は「中長期的な企業価値の向上と株主還元のバランスを考えながら対応したい」と応じた。

みずほフィナンシャルグループは二十七日の総会で、公的資金返済に向けた自社株買い入れ枠設定を決議。七月初めに六千億円分を完済する。総会には過去最高の千八百五十九人が参加。店舗統廃合などリストラ続きで顧客サービスが低下しているのではないか、といった指摘も出た。

取引先への金融派生商品の押しつけ販売問題が発覚した三井住友フィナンシャルグループは、北山禎介社長が冒頭、「ご心配、迷惑をかけたことを心よりおわびします」と陳謝した。金融庁から業務停止命令を受けた経緯や今後の再発防止策を説明し、株主の理解を求めた。

強引な取り立てなどの法令違反で業務停止命令を受けたアイフルの総会には、前年の一・六倍にあたる百四十六人の株主が出席した。福田吉孝社長は「ご迷惑をおかけして申し訳ない」と陳謝。コンプライアンス（法令順守）教育や外部の意見を尊重し、信頼回復に努めると説明した。不祥事で株価が下落したことを踏まえ、福田社長が持ち株を会社に譲渡して消却するように主張する株主もいた。

独立系の信託二行は二十九日に総会を開催。住友信託銀行ではアイフルとの関係を問う声があり、担当役員が「引き続き主取引銀行としてしっかりと注視していきたい」と述べた。三井トラスト・ホールディングスでは四千億円に上る公的資金の今後の返済計画について質問があり、古沢熙一郎社長が基本方針を説明。〇九年までに剰余金を積み上げ、預金保険機構から要請があれば改めて協議すると答えた。

東京海上日動あんしん生命 保有契約2015年500万件

岩下新社長「総資産は5兆円に」

経営目標を明らかにする岩下社長

東京海上日動あんしん生命保険の社長に就任した岩下智親氏（前東京海上日動火災保険副社長）は日本経済新聞とのインタビューで、「二〇一五年に保有契約を五百万件、総資産を五兆円に引き上げる」との経営目標を明らかにした。

同社は一九九六年十月の設立で、〇五年度末の保有契約件数は百八十万七千件、総資産は約二兆円。損保系生保ではいずれも首位で、〇五年度の個人保険と個人年金保険の新規契約高は約二兆円と国内大手生保の一角を上回る規模に成長している。

岩下新社長は保険商品への顧客ニーズが「医療・介護保険重視に変わってきた」と指摘。今後の商品開発ではミレアグループ傘下のメディカルサービス会社などが持つノウハウを活用するなどして、他の生保との違いを前面に打ち出す考えを示した。

販売網改革では、銀行窓販や生命保険を主体にする代理店での取り扱い拡大を目指し、マルチチャネル化を進める。現在主力の損保商品の販売代理店は引き続き核と位置付けるが、「単純に同じ売り方をするのではなく、損保代理店ならではの強みを発揮できるような取り組みに力を入れていく」と述べた。

視点・論点

野村資本市場研究所シニアフェロー 関 志雄

「中国バブル」かつての日本

過剰流動性抑制へ元切り上げ肝要

中国では、従来の不動産価格の上昇に加え、この一年間ほど株価も高騰しており、バブル経済の様相を呈している。その最大の原因は、高まる元高圧力に対して当局が外為市場に大規模な介入を続けており、それに伴って過剰流動性が発生していることにある。このような状況は、一九八〇年代後半の日本にますます似てきている。

残念ながら、中国当局は、日本が経験した切り上げによるデフレ圧力（マッキノン説）を心配するあまり、円高を阻止するための金融緩和策が逆にバブルの膨張につながった事実（黒田説）を見逃してしまった。その結果、せっかく参考となるはずの日本の教訓が十分に生かされていない。

中国では、円高の経験を論じる際、長期にわたる円高の傾向が日本経済に強いデフレ圧力をもたらしているというスタンフォード大学のマッキノン教授の主張が主流となっている。

すなわち、七〇年代以降、米国の圧力の下で、円が年率四％ほどドルに対して上昇傾向をたどり、円高期待が定着する中で、この四％はそのまま日米の金利差として反映されるようになった（金利裁定を反映して、日本の金利水準＝米国の金利水準－円高期待）。米国の金利が高い間はよかったが、九〇年代に入って米国の金利が低下するにつれ、日本の金利はゼロに向かわざるを得なくなった。

かくして九〇年代後半、日本は（金利がそれ以上に下げられない）「流動性のわな」に陥り、金融政策が有効に働かなくなったゆえに、不況が長引くことになったという。中国も日本のように米国の圧力に屈し、切り上げと変動為替レートを実施すれば、デフレが深刻化し、流動性のわなに陥りかねないとマッキノン教授は警告する。

一方、中国ではまだ少数派の見解にとどまっているが、元財務官で現在アジア開発銀行総裁を務めている黒田東彦氏は八〇年代後半の日本でバブル経済が発生した原因を、円高そのものではなく、円高に伴うデフレ圧力を和らげるための金融緩和に求めている。

プラザ合意前後に一ドル＝二四〇円前後だった円ドル相場は、八五年末には二〇〇円割れに、一年後には一五〇円へと急激な円高が進行した。円高で競争力の落ちた輸出産業を助けるために、日銀が八六年一月から八七年二月まで合計で五回にわたって公定歩合を五・〇%から二・五%に引き下げ、それまで最低となった金利水準は八九年五月まで続けられた。

金融緩和の直接の狙いは、円高の阻止と内需拡大による対外不均衡の是正であったが、これが必要以上に持続された背景には、次の要因が考えられた。

まず、好景気にもかかわらず消費者物価指数（CPI）で見た物価が比較的安定していた。この点は、現在の中国にも当てはまる。

また、八七年十月のブラックマンデーの直後、株式市場の混乱を収めるために、米独と協調して、金融緩和を継続せざるを得なかった。特に、日本は最大の経常収支黒字国として米国からの批判の矢面に立たされていたこともあって、金融引き締めへの転換は、西ドイツの利上げより一年近く遅れた。

一方、ドル高是正という目標が達成されたという認識の下で、八七年二月にG7参加国間でドルの安定を目指す「ルーブル合意」が交わされた。これをきっかけに、日銀は積極的なドル買いに介入するようになった。

急激な利下げと外為市場への介入によるマネーサプライの増加によって、カネ余り現象が起こり、資金が株式市場や不動産市場へと向かった結果、バブル経済が形成し、九〇年代に禍根を残したのである。

確かに、マッキノン説のように、円高（期待）は、バブル崩壊後の日本経済のデフレに拍車をかけた側面もあろうが、現在の中国経済の置かれている状況はむしろ黒田説が対象とする八〇年代後半の日本に近い。日本の二の舞にならないように、中国としては、一刻も早く、介入の規模を減らして、人民元の切り上げのペースを加速させることを通じて過剰流動性を抑えなければならない。

ゼロ金利解除「7－9月」75%

みずほ証券が投資家調査

みずほ証券が国内外の機関投資家に日銀のゼロ金利政策の解除時期を尋ねたところ、七月との予想が約三一%で最も多かった。七－九月の回答を合わせると約七五%に達し、「短期金利が上昇するなど、市場が解除を織り込んでいることを反映した結果」（高田創チーフストラテジスト）と分析している。

アンケート調査は今月中旬から下旬にかけて二百社超を対象に実施した。三月の前回調査では解除時期を十－十二月期と予想する回答が全体の五六%と最も多く、解除が近づいたと予想する傾向が強まった。

ゼロ金利解除後の追加的な利上げ時期については、二〇〇六年度中に実施されるとの回答が四九%。〇七年度以降との見通しは五一%で、市場の見方は二分していることがうかがえた。

役員の退職慰労金廃止

富士火災海上保険は二十九日、役員の退職慰労金制度を廃止すると発表した。代わりにストックオプションを導入する。毎年の報酬体系も見直し、金銭とストックオプションを組み合わせることで会社の業績に連動しやすくする。

日本留学に2万5000ドル寄付

ハートフォード生命保険は米の親会社が米国の大学生の日本留学支援のために二万五千ドル（約二百九十万円）を奨学金として寄付すると発表した。日米交流財団を通じ、ハートフォードが本拠地とする米東部の大学生五人を対象に奨学金を支給する。

Fidelity World Diversification Fund

WORLD EQUITY / WORLD REIT / WORLD BOND

Fidelity

3つの資産に分散投資。「3つのチカラ」を資産運用に

愛称：3つのチカラ 隔月決算

フィディリティ・世界分散・ファンド
（債券重視型／株式重視型）
追加型株式投資信託／ファンド・オブ・ファンズ

継続募集中

ファンドのお申込み・投資信託説明書（目論見書）のご請求は

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ブロッコリー

ゲーム好調で赤字幅縮小

下期、アニメなど開発費負担も

キャラクターグッズを企画・販売するブロッコリー（２７０６）の二十九日の株価が前日比四十円高の二百五十一円と大幅に続伸した。売買代金も前日の四十倍強に膨らんだ。買いの材料は前の日に発表した二〇〇六年三―五月期の業績。連結経常赤字が前年同期に比べ大幅に縮小した。ただ市場では本格的な業績回復には、ゲームソフト事業の採算向上など乗り越えるべき課題が多いとの声も聞かれる。

「自社製品の販売強化が実を結び始めた」。吉田真市社長は業績内容に胸をなで下ろす。カードゲームのヒットなどで〇六年三―五月期の連結経常損益は千三百万円の赤字（前年同期は一億八千三百万円の赤字）となった。投資有価証券の売却益を計上した結果、最終損益は四半期開示を始めた〇五年三―五月期以降初めて黒字化した。

業績改善の要因は売上高の構成が変化し、採算が改善したことだ。キャラクターグッズを売る店舗運営事業は前年同期比二〇%増の十六億八千万円に伸長。中でも利益率の高い自社商品の売上高は同三割程度増えた。

特に利益率向上をけん引しているのは、昨年九月に発売したカードゲーム「ディメンション・ゼロ」。一般のゲームのように多額の開発費は必要なく「五〇%強の粗利益率を稼げる」（財務経理部）という。三―五月期も新シリーズの投入で二億三千万円を売り上げ、一億円強の粗利益を上げた。通期では八億円強の売り上げを見込む。

もっとも業績が好転し始めたとみるのは早計との声もある。下期からはアニメやゲームソフトの開発を本格化するのに伴い「費用負担が膨らむ可能性もある」（国内証券）。今年二月に予定していたゲームソフトの発売が六月にずれ込んだ経緯があり、本格的な回復軌道に乗るには開発の遅れは避ける必要がある。

同社は〇六年二月期まで四期連続の経常赤字を記録。この二年間は業績下方修正を繰り返した。株価は年初来高値から見ると五割近く低い水準。「下方修正の繰り返しで投資家の信頼が大きく低下した。四半期業績の改善だけでは黒字化への道筋をつけたとはいえない」（中堅証券アナリスト）との指摘もある。

ブロッコリーの連結業績（売上高・億円／経常損益／売上総利益率・%、2003/2〜07/2（予）、2003/2期は単独決算）

ブロッコリー（日足）　272円（6/29）　175円（6/2）

流通業向けソフト強化

価格・在庫データ交換

ウルシステムズ

独自ノウハウ活用

売上高 5年で30億円めざす

企業向けシステム構築のウルシステムズ（３７９８）が、流通事業者などを対象にした企業間の価格・在庫データ交換ソフトの開発を強化している。現在、全売上高に占める比率は一割に満たないが、二〇一一年三月期に五割に引き上げる方針。ただ、研究開発費が膨らみ、〇七年三月期の経常利益は横ばいにとどまる。漆原茂社長に戦略を聞いた。

漆原茂社長

トップ 戦略を語る

――販売用ソフトの開発を強化している。

「現在の主力は流通業や情報サービス業などのシステムのコンサルティング。ネットワーク構築や業務効率システムなどを手がける労働集約型のSI（システム構築）と違い、受発注や経営管理システムなど付加価値の高い分野を受注している。利益率は高いが、受注額は五億円以下の小口なので大手SIは参入してこない。堅調な伸びは可能とみている。ただ、コンサルティング事業は優秀な人材が多く必要なため急成長は難しい」

「そこで新分野として強化するのがソフトの開発だ。〇五年九月にインターネットを使った流通企業向け受発注ソフトを開発し販売している。当初は直接販売していくが、ソフトの期間貸し（ASP）事業者と連携を進め、効率的な事業展開を考える。売上高は一億円前後だが、五年間で三十億円まで拡大したい」

――強みは出せるか。

「流通業はようやくIT（情報技術）化が本格化し始めたところだ。商慣習も複雑で使いやすいシステムを作るのは簡単ではない。当社では創業以来、流通企業のシステム開発で蓄積してきた様々な独自ノウハウがある。開発の過程で出てきた問題点の解決法も蓄積している。こうした資源を活用していけば、競争力のあるソフトを開発できる」

――今期の業績は伸び悩む見通しだが。

「販売用ソフトの研究開発費に年間一億―二億円を投じるため、利益を圧迫する要因になるのは事実。〇七年三月期の売上高は二〇%増えるが、経常利益は一%増にとどまってしまう。ただ、今開発投資をしなければ、競争力のあるソフトはできない。主力のコンサルティング事業が軌道に乗り始めた今がチャンスと考えている。成長に必要な前向きな投資だ」

ウルシステムの単独業績（売上高・億円／経常損益・億円／従業員数、2003/3〜07/3（予））

ウルシステム（週足）

ライフォート

経常益14%増加

前期単独 薬品販売 伸び鈍る

【神戸】中堅ドラッグストアのライフォート（２７５６）が発表した二〇〇六年五月期単独決算は、経常利益が前の期に比べ一四%増の十二億六千万円だった。利益が倍増した前の期に比べ増益率は鈍った。主力のドラッグストア部門で好採算の薬品の売上高が伸び悩んだ。

売上高は同一〇%増の三百四十九億円と前期までの伸びに比べて鈍化した。前の期の収益を押し上げた花粉症関連商品が春の花粉飛散が少なく低迷した。健康食品も他社との販売競争が激しく伸び悩んだ。

変則決算の〇六年十一月期の売上高は百七十九億円、経常利益は六億二千万円となる見通し。業界各社が出店を積極化し、販売競争が続いていることが影響する。

ライフォートは十一月にジップ・ホールディングスと経営統合し、共同持ち株会社であるアライドハーツ・ホールディングスの子会社となる。

スパークス ネット交流会社に出資

資産運用会社のスパークス・アセット・マネジメント投信（８７３９）は二十九日、投資子会社を通じて、会員制のネット交流サービスを運営するナイルスコミュニケーションズ（東京・港、青山俊夫社長）に出資したと発表した。今後は筆頭株主としてナイルスの経営を手厚く支援。成長加速を主導し、早期の株式上場を目指す。

傘下の投資会社、スパークス・キャピタル・パートナーズ（SCP）を通じて出資した。ナイルスの青山社長から発行済み株式の八四・二%に相当する九万一千百十六株を取得。株式取得費用は明らかにしていないが、数億円程度だったもよう。SCPはナイルスに役員も派遣し、株式上場に向けた内部体制の整備などを主導する。

サイバー、5月 売上高39%増

広告枠販売が好調

インターネット広告のサイバーエージェント（４７５１）の二〇〇六年五月の月次売上高は、前年同月比三九%増の四十五億二千七百万円だった。ポータル（玄関）サイトなど大型媒体の広告枠販売が伸び、広告事業が前年同月比五五%増と好調だったことが寄与した。

ブログ（日記風の簡易型ホームページ）などに広告を配信する事業や、オンラインゲーム運営などに伴うアイテム課金収入も好調だった。

新規上場 トップの抱負

サムシングホールディングス

ヘラクレス（1408）

数年でシェア10%狙う

前俊守社長

二十九日に大証ヘラクレスに上場し、公募価格を四〇%上回る初値を付けた。投資家からの期待をひしひしと感じている。当社が手掛ける住宅用地盤の調査・改良の市場規模は、年間千五百億円程度。住宅の着工棟数は伸びていないが、まだ新しい市場なだけに拡大してきている。数年で一〇%程度のシェアは取りたいと思う。

住宅用だけでなく、ビルなど大型物件用の調査・改良にも業務を広げたいと考えている。配当については具体的な予定はないが、近いうちにやりたいと思っている。株主に対しては配当に加え企業価値の増大で還元していきたい。

VB・中小型株ファイル

グンゼ

（3002）東証１部

グンゼ（週足）

汎用品避け、高いシェア

不動産の含み大きい

グンゼは一八九六年に設立、百十年の歴史を持つ。時代の流れとともに同社の事業の中心は生糸から靴下、肌着へと移り変わり、今ではエンプラ、電子部品、不動産業と事業領域を広げている。二〇〇六年三月期ベースの収益では繊維部門と非繊維部門の割合が五〇対五〇となっている。

グンゼといえば男性下着が有名だ。マーケットシェアが二五%程度あり、利益率は一〇%を超える。一方、女性用は利益率が低い。

非繊維部門の製品群も高付加価値でトップシェアのものが多い。例えばペットボトル用の収縮フィルム、カラーコピー用転写ベルト、タッチパネルなど。汎用品を避け、継続的な投資で新製品を出し続け、高シェアを維持するのが同社の方針である。豊富な不動産を所有しており、有効活用することでも収益向上をはかっている。

コスモ証券投資調査部では、〇七年三月期の業績を連結売上高で前期比五%増の千七百四十三億円、連結経常利益で同一六%増の百四億円と予想する。今期連結予想ベースのPER（株価収益率）は約十七倍である。

同社は関西地区の工場や東京・日本橋に不動産を所有し、現在の路線価で計算すると含み資産が約五百五十億円あると推定する。この点を考慮すると（一株当たり純資産）は約八百八十円となる。現在の株価には割安感があると考える。

（コスモ証券 戸崎裕隆）

プレナス

（9945）東証１部

プレナス（週足）

既存店の活性化に注力

業績底入れ、今期増益へ

二〇〇六年二月期業績は経常減益となり、計画を下回った。「ほっかほっか亭」業態の既存店売上高は前期比〇・七%減と前年割れとなった。上半期は健闘したものの、九月以降の販売が低迷している。

〇七年二月期は一ケタの経常増益が見込まれる。「ほっかほっか亭」業態の既存店売上高の前提は前期比一・三%増となっている。改装の積極化、温蔵ショーケースの設置によるピーク時の対応の効率化、新メニューの導入などを進めているが、四―五月の既存店売上高の累計は同二・一%減と計画を下回る出足となっている。

ただし、六月に入り「からあげ弁当」の値下げキャンペーンを実施したこともあり、前年を上回る推移となっているもよう。

新規出店は前期比三倍の二百二十七店を計画している。特に関東圏での出店余地は大きい。

上述の通り、主力業態の「ほっかほっか亭」の既存店売上高が下降トレンドとなっていることが懸念される。積極的なスクラップ・アンド・ビルド、改装を実施することによって、販売が改善するという実績も出ていることから、今後は既存店のテコ入れに期待したい。

課題改善の進ちょくなどを見極める必要があるものの、今期は増益に転じ業績底入れが予想されることから、現状の株価に割高感はないと判断される。

（東海東京調査センター 浅場美穂）

NOMURA

2009年6月を期限とする政令で定める日に、上場会社の株券は一斉に電子化されます。

預けて安心、お手もとの株券は野村へ。

株券電子化センター 株券あんしんダイヤル 0120-897-877

それ、野村にきいてみよう。野村證券

株主総会2006 ルポ6・29

企業の根幹 テーマに

三月期決算企業の株主総会が二十九日、ピークを迎え、約千五百社強の経営トップが株主と向き合った。株主の発言力が年々高まる中、今年の総会では買収や経営統合など企業の根幹にかかわる問題がテーマとなった企業も多く、質問も相次いだ。業績不振や不祥事のあった企業の経営陣が陳謝や説明に追われる場面もあった。（1面参照）

再出発 経営責任問う声 相次ぐ

フジテレビ

フジテレビジョン（4676）は都内のホテルで株主総会を開いた。冒頭、議長の日枝久会長がライブドア問題に揺れた一年あまりを振り返り、「経営陣はその都度最善の策をとってきた。ライブドア株の売却損は今後の訴訟を通じて全額を取り返す」と述べた。これに対し、納得しない株主から日枝会長らの経営責任を問う質問が相次いだ。



フジテレビの株主総会会場へ向かう株主ら（29日午前、東京都港区）

総会は午前十時に始まり、二時間十五分で終了。昨年に比べ三割強少ない九百九十六人の株主が集まった。初めに映像で女性アナウンサーが二〇〇六年三月期の業績を説明。二ケタの連結経常増益をアピールした。

続く質疑応答でライブドア関連に質問が集中した。「ライブドア株売却損の責任をどうとるのか」との問いに、村上光一社長は「（提携合意時点で）ライブドアの有価証券報告書が改ざんされており、問題を見抜くことはできなかった」と釈明した。

ニッポン放送を子会社化した目的については「メディアのコングロマリッド化で業界トップになる」（宮内正喜専務）という従来の主張を繰り返した。「TBSのように買収防衛策を導入しないのか」との質問も出たが、「特段の防衛策は考えておらず企業価値を向上させるしかない」（村上社長）と答えた。

株主が日枝会長に回答を求めても、他の役員が答える場面が目立ち、「会長がちゃんと答えろ」と怒号が飛び、一時騒然とする場面もあった。

新興2社に明暗

レオパレス 菱和ライフ

創業社長である深山祐助氏の辞任で揺れたレオパレス21（8848）は東京・中野の本社で株主総会を開いた。利益処分案や取締役の選任など議案はすべて可決された。グループ外事業の資金を深山前社長が不適切に流用していた点など辞任の経緯を詳細に説明した。時間は一時間と昨年のほぼ二倍になった。

一方、二十一日に株主総会を開催した菱和ライフクリエイト（8896）は、逮捕された西岡進・元社長の後任だった国分時夫氏の取締役選任が否決されており、社長が辞任した新興不動産二社は明暗を分けた。

大型買収 収益構造の転換期に

花王

花王（4452）は都内の自社事業所で株主総会を開いた。二〇〇六年三月期は二十四期続いた経常増益記録が途切れた。尾崎元規社長は「（商品単価の下落や市場の成熟化など）かつて経験したことのない収益構造の転換期に置かれている」と指摘、「カネボウ化粧品との統合効果を早期に実現し、増益基調に戻したい」と意欲を示した。

尾崎社長は「中長期的な視野に立って利益ある成長を目指す」と何度も繰り返し、商品の高付加価値化を目指す姿勢を強調。「相乗効果が不透明」との指摘もあるカネボウ買収への理解を求めた。

○七年三月期も洗剤などの単価下落が続き、連結経常利益は減益を見込む。今後の収益の見通しについての個人株主からの質問には、「花王はチャレンジしなければならない。まず売り上げを確保し、コスト削減などで利益を出す。いつから増益基調になるかは明言できない。申し訳ない」と頭を下げた。

長期的な計画に関心

板硝子

日本板硝子（5202）は東京都内のホテルで英国のピルキントン社買収後初めての株主総会を開いた。藤本勝司社長は買収について、「両社の強みを最大限に発揮し、グローバルな企業としてナンバーワンを目指すためのものだ」と説明した。

総会には前年比五割増の百三十二人の株主が参加した。所要時間は一時間半と昨年を約一時間上回り、昨年の総会ではなかった質問も六件あった。買収に対する注目度の高さがうかがえた。

六件の質問のうち、五件がピルキントン社買収についてのものだった。これまで英国金融当局による情報規制があったこともあり、「買収後の中長期的な事業計画を知りたい」など買収内容についての質問が相次いだ。

藤本社長は、「七月六日の説明会で今期の業績見通しと今後の大まかな方針について説明する。より細かい事業内容を含めた中長期計画は、今年の秋に示す」と回答し、株主の理解を求めた。

監査法人変更 「あらた」の選任を検討

旭化成 大正薬

旭化成（3407）は業務停止処分が発動する七月一日に監査契約が解消する中央青山監査法人に代わって、「あらた監査法人を一時監査人の有力候補として検討している」（伊藤一郎副社長）と表明した。監査役会の承認を経て、七月三日にも監査人変更を正式発表する見通しだ。

総会は午前十時に大阪本社（大阪市）で開催、二百十人の株主が集まった。株主からの「（中央青山の契約解消に伴い）監査法人はどうするのか」との質問に答えた。

中央青山の行政処分が明ける九月一日以降も、あらた監査法人との監査契約を継続する方針だ。

大正製薬も一時監査人として「あらた監査法人」の選任を検討していることを明らかにした。大正薬は、もともと旧青山監査法人と監査契約を結び、監査法人の統合に伴い中央青山に移行していた。海外向け監査はプライスウォーターハウスクーパースに依頼してきた。

阪急と阪神の統合承認

「一体で効果実現」 西川社長

阪急ホールディングス（9042）と阪神電気鉄道（9043）は二十九日、それぞれ株主総会を開き、十月一日付の経営統合を承認した。株主からは統合効果などについて質問が集中した。総会での主なやりとりは次の通り。

阪神

――阪急との統合を決めた理由は。

西川恭爾社長 「少子・高齢社会など鉄道会社を巡る事業環境は予断をゆるさない。阪急との統合がグループの企業価値を向上させると判断した。一体になって統合の効果を実現したい」

――村上ファンドの株取得や経営統合は避けられたのではないか。

縄田和良専務 「鉄道や不動産、スポーツなど一体的に経営を発展させるには、同様の事業を阪神間で展開している阪急との統合は最適だと判断した。村上ファンドから逃れるために統合を決めたのではない」

――統合効果を具体的に示してほしい。


阪急ホールディングスとの統合について説明する阪神電鉄の西川社長（29日、兵庫県尼崎市）＝モニター画面から

縄田専務 「両社の統合委員会で検討していくが、バス、タクシーの充実やICカードの活用、梅田の一体的な街づくりによる効率性向上などが期待できる」

坂井信也常務 「統合効果は定性的な効果しか示せていない。都市交通、不動産を中心に検討を急いでおり、早く効果を示せるようにする」

――鉄道バスなど株主優待制度は続けるのか。

縄田専務 「統合後も当社の株主に不利にならないように、阪急と話し合っていきたい」

「TOB価格は適正」 負債削減を最重要課題に 角社長

阪急

――統合効果が出るのは二十年後との声もある。

角和夫社長 「定量効果を示せていないのが弱い。来年三月をめどに二〇〇九年度までの経営計画を策定し、効果を示す」

――TOB価格九百三十円は妥当だったか。

角社長 「適正だ。時価総額で（阪神と）比較してほしい。発行済み株式数を考えれば阪急が十に対し阪神は六。収益率の高い阪急とバランスシートが良い阪神はいい組み合わせだ」

――価格算定は適切だったのか。

角社長 「類似会社比準法とDCF法を採用し、九百三十円はその範囲に収まった価格だ」

杉山健博グループ経営企画部長 「守秘義務があるので詳しくは言えないが（採用していない）」

時価純資産価額法でも九百三十円より高かった」

――金利が上昇する恐れがある。早期に有利子負債を減らすべきだ。

角社長 「持ち株会社に移行し資金調達を一元化することで低金利調達が可能になった。阪神と統合すれば一段と安く調達できる。有利子負債削減は最重要課題だ」

――村上ファンドをどうとらえるか。

角社長 「ルール違反をしたファンドが公共性の高い鉄道会社を支配するべきではない」

関東私鉄7社 買収防衛策に質問が集中

関東私鉄七社は都内で一斉に株主総会を開催した。全社ですべての議案が可決され大きな混乱はなかったが、最大の焦点となった買収防衛策に質問が相次いだ。個人株主を中心に安全対策や沿線の利便性向上を訴える声も多かった。総会の時間は一番短かった東京急行電鉄（9005）が一時間四十九分、残り六社は二時間を超えた。

「買収防衛策の導入は考えているのか」「買収や他社との統合は視野に入っているか」――。東武鉄道（9001）や京浜急行電鉄（9006）、相模鉄道（9003）では、通常は沿線の利便性向上などの質問に終始する個人株主から買収防衛に関する質問が増えた。防衛策を導入する小田急電鉄（9007）に対しては「導入する必要はないのではないか」など厳しい意見も出た。

二十二日に東急田園都市線用賀駅で急行電車がホームに接触した東急では「安全対策はどうなっているのか」との声があがった。越村敏昭社長が「原因については調査中。安全の維持は最優先で進める」と理解を求めた。京王電鉄（9008）でも「どのような安全対策を実施しているのか」「運転士の教育制度は」など安全対策への質問が相次いだ。

ほぼ全社で沿線開発や利便性向上に関する質問が出た。京成電鉄（9009）や京急、京王などで「ダイヤ改正の予定はないのか」「駅開発を活発にしてほしい」「相互乗り入れの計画は」といった声が相次いだ。

お断り 「企業決算表」は10面に掲載しました。

米タイヨウ・ファンド代表に聞く

株主総会に対話求む

新たなファンドを準備


ヘイウッド代表

友好的なアクティビストファンドとして知られる米タイヨウ・ファンドのブライアン・ヘイウッド代表が投資先企業の株主総会に出席するため来日した。同氏は「日本の株主総会は対話が足りない」と指摘。タイヨウの投資手法を理解する企業が増えてきたため、百億―二百億円規模の新たなファンド立ち上げる準備をしていることも明らかにした。

――日本ではどんな投資手法をとっているのか。

「トプコン（7732）、ダイセキ（9793）など中小型株に分類される十五社に千二百億円を投じている。投資にあたって経営者にお願いするのはまず対話。『海外IRをやれば投資家を増やせますよ』などと提案するが、無理強いはしない。月一回ペースで会ううち信頼関係が生まれる」

「最初に投資したニフコ（7988）は工業用ファスナーメーカーだが、本業と関係ないペット会社や建設会社などを子会社に持っていた。対話の中で本業の成長路線を強化したほうが株価は上がると繰り返し訴えた。理解してもらえたようでニフコは建設会社を手放した。ニフコは買い増しながら、三年近く保有している」

――日本の株主総会の印象は。

「まだまだ閉鎖的だ。早く終わらせようとする意識が強すぎる。一年に一回なのだから、株主の意見にもっと耳を傾けてもいいのではないか」

「反対する議案がある場合、総会前に必ずその企業に説明を求めている。議論を通じてもお互いの溝を埋めることができなければ、反対票を投じることもある」

――日本の経営者の意識は変わってきたか。

「ビジネスミーティングをする際、十五分で信頼関係が生まれるのが米国、十五カ月かかるのが日本という冗談がある。タイヨウが日本で投資を始めたころは対話を拒絶する会社もあった」

「中堅上場企業の社長は『海外の投資家がうちの会社に興味があるわけがない』と思いこんでいる。だがダイセキの社長が昨年実施した初の米国IRで『ぜひ投資したい』との声が相次いだ。タイヨウはこうした話し合いを重ねることで、企業価値を高める手伝いをしたい」

――今後の投資方針は。

「二〇〇三年に始めたファンドは千二百億円まで大きくなり、過去三年で年率三五％の運用利回りをあげることができた。資金が集まりすぎると投資先の吟味に困るため、新規顧客を断っている」

「これまでは時価総額五百億円以上の上場企業を投資対象としてきたが、最近は小さな会社から『投資をしてほしい』と依頼が来るようになった。時価総額が小さい企業も投資対象に含めた新ファンドを立ち上げる準備をしている。上場会社と非上場会社に半分ずつ投資する予定だ」

「うちの自慢は十七人の運用チーム。全員が日本語を話せる北米人か、英語を話せる日本人だ。今後、二十―二十五人まで増やしたい」

――アクティビストとして知られた村上世彰被告が逮捕・起訴された。

「世間が騒いでアクティビストの印象が悪くなる懸念はある。違法は許されないが、アクティビストが企業価値を見つけることで、株式市場が効率的になる面はあるだろう」

「今の日本の状況は、一九八〇年代の米国と良く似ている。頭の柔らかい経営新人類が現れ、少子高齢化を前にして、公的年金が株式市場に目を向け始めた。この局面で登場するのがカルパースのような物言う株主だ。日本でも物言う株主は増えるだろう」

（聞き手は関口慶太）

▼タイヨウ・ファンド　ブライアン・ヘイウッド氏が経営するタイヨウ・パシフィック・パートナーズなどが設立した米国系の日本株ファンド。資産総額は約千二百億円。配当増額や買収など敵対的な提案をしないのが特徴。物言う株主として知られる米カルパース（カリフォルニア州職員退職年金基金）も資金を預けている。ヘイウッド氏は宣教師として日本で活動していた経験を持つ。

投資主体別動向

6月第3週（6月19日―23日）
（単位億円、▲は売り越し）

区分	週	売り	買い	差額
▽個人 現金	6月第3週	10635	10763	128
	第2週	12556	12873	316
	第1週	12527	12848	320
	5月第5週	12228	11020	▲1208
信用	6月第3週	11369	12252	882
	第2週	13554	13318	▲235
	第1週	14039	13358	▲680
	5月第5週	13440	11434	▲2005
▽法人 金融機関	6月第3週	4628	5521	893
	第2週	5649	6130	481
	第1週	7136	7672	535
	5月第5週	6166	7418	1251
生・損保	6月第3週	97	101	3
	第2週	148	119	▲28
	第1週	432	663	231
	5月第5週	176	153	▲23
都銀・地銀	6月第3週	100	108	7
	第2週	50	121	70
	第1週	145	186	41
	5月第5週	69	172	102
信託銀行	6月第3週	4388	5196	807
	第2週	5318	5716	397
	第1週	6420	6630	210
	5月第5週	5789	6932	1142
その他の金融機関	6月第3週	41	116	74
	第2週	131	174	42
	第1週	137	191	53
	5月第5週	130	160	30
投資信託	6月第3週	1307	1296	▲11
	第2週	1382	2041	658
	第1週	1748	2337	589
	5月第5週	1427	3763	2335
事業法人	6月第3週	961	1066	104
	第2週	1011	1294	282
	第1週	1364	1526	161
	5月第5週	1076	1601	524
その他の法人等	6月第3週	176	355	178
	第2週	214	338	124
	第1週	260	291	31
	5月第5週	193	187	▲5
▽外国人	6月第3週	43106	41858	▲1248
	第2週	54884	54754	▲129
	第1週	66882	63128	▲3754
	5月第5週	51832	54928	3096
◇委託計	6月第3週	72596	73563	967
	第2週	89737	91309	1572
	第1週	104596	101765	▲2830
	5月第5週	86875	90764	3889
◇自己計	6月第3週	27951	26980	▲970
	第2週	35073	33268	▲1804
	第1週	40544	43629	3085
	5月第5週	34021	30393	▲3628

（注）東証、大証、名証、1、2部、東証調べ

時価総額ランキング （29日）

順位	銘柄	時価総額（億円）
1	トヨタ	207574
2	三菱UFJ	164607
3	みずほFG	114278
4	三井住友FG	86862
5	NTT	85317
6	NTTドコモ	76768
7	キヤノン	73066
8	ホンダ	64952
9	武田	61626
10	松下	57769
11	日産自	53796
12	セブン&アイ	50084
13	ソニー	49498
14	東電	41533
15	野村	40891
16	りそなHD	40124
17	JT	40100
18	三菱商	37144
19	ヤフー	35910
20	ミレアHD	35090
21	JR東日本	33000
22	デンソー	32180
23	菱地所	31821
24	KDDI	30459
25	新日鉄	28929
26	JFE	27717
27	三井物	27428
28	任天堂	27058
29	ソフトバンク	26382
30	信越化	25969
31	日立	24991
32	JR東海	24640
33	関西電	24596
34	オリックス	24202
35	ファナック	23855
36	東芝	23852
37	中部電	23464
38	アステラス	22952
39	第一三共	22785
40	国際石開帝石	22310
41	T&D	22145
42	住金	22011
43	コマツ	21972
44	三井不	21066
45	三井住友海	20942
46	シャープ	19903
47	住友信	19744
48	富士写	19504
49	三菱電	19195
50	住友商	18408
51	イオン	18026
52	富士通	17926
53	ブリヂストン	17522
54	大和	17455
55	HOYA	17444
56	キリン	17219
57	旭硝子	16959
58	京セラ	16586
59	リコー	16388
60	村田製	16218
61	三菱重	16092
62	花王	16016
63	住友化	15461
64	損保ジャパン	15418
65	伊藤忠	15262
66	東ガス	14950
67	エーザイ	14828
68	豊田織	14499
69	キーエンス	14230
70	日興コーデ	14056
71	東エレク	14051
72	みずほ信	13868
73	日東電	13831
74	クボタ	13739
75	東レ	13468
76	NTTデータ	13379
77	大日印	13062
78	スズキ	13050
79	住友不	12878
80	中外薬	12812
81	九州電	12494
82	東北電	12446
83	セコム	12434
84	三菱ケミHD	12409
85	住友電	12338
86	ローム	12117
87	NEC	12014
88	新日石	11906
89	セガサミー	11810
90	横浜銀	11665
91	TDK	11507
92	日電硝	11486
93	三菱自	11422
94	アドテスト	11315
95	SMC	11175
96	神戸鋼	10809
97	積ハウス	10761
98	ヤマダ電	10581
99	三井トラスト	10427
100	三菱UFJ証	10396
101	旭化成	10329
102	ダイキン	10209
103	武富士	10089
104	アコム	9976
105	ファストリ	9822
106	アイシン	9724
107	クレセゾン	9647
108	マツダ	9618
109	新生銀	9550
110	丸紅	9538
111	ハウス	9520
112	JR西日本	9300
113	松電工	9298
114	千葉銀	9170
115	資生堂	9106
116	商船三井	9028
117	郵船	9004
118	ヤマトHD	8953
119	凸版	8868
120	中国電	8849
121	プロミス	8833
122	静岡銀	8634
123	豊田通商	8598
124	電通	8512
125	ANA	8482
126	アイフル	8408
127	味の素	8371
128	UFJニコス	8325
129	ヤマハ発	8266
130	オリンパス	8138
131	大ガス	8137
132	日本興亜	8070
133	住友鉱	8056
134	大東建	7991
135	イビデン	7982
136	アサヒ	7961
137	SUMCO	7864
138	テルモ	7844
139	新日鉱HD	7831
140	住生活G	7760
141	東急	7597
142	コニカミノル	7305
143	オムロン	7299
144	ニコン	7249
145	JSR	7215
146	日電産	7125
147	SANKYO	7095
148	大正薬	7066
149	Jパワー	7062
150	塩野義	6938
151	王子紙	6897
152	小野薬	6846
153	ジェイテクト	6774
154	東燃ゼネ	6755
155	日本オラクル	6731
156	丸井	6635
157	帝人	6488
158	四国電	6441
159	OLC	6377
160	日通	6373
161	近鉄	6353
162	あいおい損保	6352
163	住友重	6267
164	野村総研	6264
165	レオパレス	6126
166	菱ガス化	6116
167	SBI	6087
168	ほくほくFG	6034
169	日立化	5993
170	フジテレビ	5958
171	エプソン	5930
172	北陸電	5834
173	川崎重	5810
174	北海電	5805
175	阪急HD	5793
176	三井化学	5765
177	カシオ	5733
178	常陽銀	5718
179	昭電工	5693
180	JAL	5689
181	NOK	5575
182	大林組	5570
183	ヤクルト	5498
184	福岡銀	5466
185	三菱レ	5423
186	ヒロセ電	5422
187	小田急	5361
188	NTT都市	5351
189	三菱マ	5337
190	鹿島	5328
191	積水化	5179
192	日立建機	5166
193	TBS	5162
194	マキタ	5155
195	トレンド	5143
196	富士重	5127
197	日清食	5111
198	日本紙	5106
199	日精工	5093
200	札幌北洋HD	5072

（注）東証第1部、単位億円、終値（気配値）に普通株式数を乗じて算出

NIKKEI Annual Report Awards 2005
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トップインタビュー広告企画

わが社の経営ビジョン 日清紡

企画・制作＝日本経済新聞社広告局

新たな成長に向け全力疾走

21世紀も存在感ある企業へ

日清紡が新たな成長に向けて走り出した。29日に社長に就任した岩下俊士氏は好きな駅伝に例えて「先輩たちの汗のしみこんだ100年の伝統を持つタスキをしっかりと次の走者に渡していく。次の走者が余裕をもって走れるように、与えられた区間を全力疾走するのが私の役割だ」と語っている。創立百周年は新たなスタートラインという岩下社長に聞いた。



日清紡社長 岩下俊士氏

06年3月期の売上高と純利益 過去最高を更新

二〇〇六年三月期の決算を連結ベースで申し上げると、売上高は前の期に比べ一四・五%増えて二千七百八十六億一千六百万円、営業利益は九・〇%増の百五億二千四百万円、経常利益は受取配当金の増加もあって一八・七%増の百四十億三千三百万円で、この結果、当期純利益は三六・四%増の百十一億八千二百万円でした。売上高と当期純利益は十四年ぶりに過去最高を更新しました。

売上高は、期中にM&A(企業の合併・買収)によって連結対象となった半導体メーカー、新日本無線の半期分、約三百億円が加わり、化成品事業の海外子会社の売り上げ増などが寄与しました。利益面ではやはり〇四年に子会社となったシャツメーカーのCHOYAの収益の大幅改善、エレクトロニクス部門の増収などが寄与しています。また、M&Aの資金手当てのため、有価証券を売却し、売却益百三十七億円を計上する一方、減損等の特別損失を八十六億円計上した結果、当期純利益は百十一億円となりました。

日清紡グループの連結対象会社は十四年前には八社でしたが、〇六年三月には四十七社にまで拡大しています。これまで進めてきたM&Aの成果が着実に出てきているともいえ、今後も「グループ最適経営」を強化していきます。利益面では有価証券売却益が大きく、実力で勝ち取ったとは言い難い面もありますが、今回スタートした「経営三カ年計画2008」遂行期間中には実力で最高益を更新する考えです。

収益体質着実に向上

〇六年三月期は「経営三カ年計画2005」の最終年度でした。売上高目標二千五百億円は達成したものの、営業利益目標百二十五億円は達成できませんでした。しかし、ストック経営からフロー経営への転換については経営陣、従業員が心を一つにして取り組み、収益体質が向上してきました。

推進事項として挙げた①CS(顧客満足度)の重視②資産効率の向上③世界最適生産・販売体制の構築④柔軟な企業連携と得意分野への経営資源の集中⑤新規事業の育成・強化⑥IR(投資家向け広報)の充実⑦コンプライアンスの徹底——はいずれも向上したと考えていますが、これらは期間を区切るものではなく企業にとって永遠に続く課題であり、今後も継続して推進していきます。

百周年は新たなスタート 伝統の精神を企業理念に

〇七年三月期は、新しい「経営三カ年計画2008」の初年度であり、経営基本方針を着実に実行して、売上高三千二百億円を達成します。当期純利益が九十億円と減益になりますが、先ほども申し上げたように、〇六年三月期に有価証券売却益があったためで、むしろ〇七年三月期の方が実力ともいえましょう。

日清紡は〇七年二月に創立百周年を迎えます。企業は人間と異なり、永遠に成長期であり青年でなくてはなりません。百周年は次のスタートラインに立つ年だというように位置づけたいと思っています。もちろん、これまで支えていただいた株主の方々にお報いしなくてはいけません。記念配当や自己株式の買い入れ・消却などを念頭に、経営環境を見て機動的に決めていきます。

新経営三カ年計画策定

日清紡は四月に新しい「経営三カ年計画2008」を発表しました。かつての計画作りは、現在の状況から来年はこのくらい伸びるだろうという数字を積み上げていく方法でしたが、今回はまず各事業本部、各子会社が将来の「あらまほしき姿」を描いて、それに向けてのストラテジー、戦略を出すようにお願いしました。それぞれが自発的に出してきたものをまとめたものです。

最終年度の〇八年度(〇九年三月期)には売上高三千六百億円、営業利益二百五十億円、当期純利益百六十億円と目標に定めました。必ず達成し、さらに上を目指したいと思います。

また創立百年を迎えるに当たり、日清紡では企業理念を定めました。私どもは企業は公器であると考えており、経営のあり方としては至誠ということを常々掲げてきました。「企業公器」「至誠一貫」の八文字を胸に刻み、問題を起こすことなく百年間やってきたと自負しています。それが日清紡の精神風土です。

けれども、やはり世の中が変わってきて、我々が自負しているだけではなく対外的にもご理解をいただかなくてはならない。そこで、このたび文字にして明らかにした次第です。

企業理念にもあるように、日清紡は二十一世紀においても存在感のある企業でありたいと考えています。「存在感のある」とは簡単には説明しにくいのですが、企業としての輝き、そこで働く従業員としてのプライド、そうしたもろもろのものを含んでいます。

ROEを高める

例えばエクイティ(株主資本)の問題。日清紡は売上高、収益などに対してエクイティが大きい。この強固な資本は先輩方が営々として築かれてきたもので感謝しておりますが、エクイティが大きい割にはそれに対応した事業規模になっていないとも言えます。当社のPBR(株価純資産倍率)は一・〇前後を推移していますが、さらに向上させるためにはROE(株主資本利益率)をどう高めるかが課題です。

収益体質が向上してきたとはいえ、日清紡のROEはまだまだ低い。ROEを経営の効率性評価の指標であると考えると、少なくとも他社に負ける訳にはいかない。そのためにはまず業績の拡大ですが、それだけでいいのか。エクイティの圧縮、自己株式の買い入れ・消却なども検討すべきではないかと思います。

ただ、事業経営の立場からいうと、先人たちの築いてきたエクイティを事業拡大に使って売り上げ・利益を伸ばして株主に喜んでいただくのが本来の株主への還元であるとも考えます。

こうした様々な面からのアプローチで日清紡の企業価値が上がる、存在感が増す。それが「経営三カ年計画2008」の目指すところなのです。

グループ最適を常に意識 現状に安住せず危機感持って

その実現のためにも、我々が危機感を持って経営に当たらなくてはいけない、現状に安住してはならないと考えています。経営基本方針の中で「収益改善の見込みのない事業の整理・撤退」を打ち出しているのもそういう理由です。

本人は懸命に変化しているつもりでも、世の中の変化のスピードの方が速ければ相対的には遅れてしまい、実は後退しているかもしれません。企業は若々しく、絶えず成長していかなくてはならないと思っています。

企業は同じ志持つ集団

企業とは同じ志を持った人間の集団です。その意味から事業とは借り物であり、今までやってきた事業だからというだけでこだわってはいけないと思います。

私は常々、部門最適ではいけない、日清紡最適、グループ最適が株主にお報いする道だと言ってきました。もちろん各事業本部、各子会社はそれぞれにがんばりますが、その上に日清紡最適があり、グループ最適がある。グループ最適を意識しないと連結経営の時代は乗り切れません。

繰り返しますが、当面の最大の課題を一つ挙げれば「成長」です。企業は成長していかないと、従業員のモラールも向上しないし、様々なマイナスが起きてくる。企業は変化して成長していかないと、団結心や競争心やモラールが維持できません。そのような様々な思いを込めて新たな成長軌道に乗せることがとても重要です。

新規事業を原動力に

変化への挑戦を通じて従業員には職場を自己実現の場として成長してもらいたいし、変化と成長が株主はじめステークホルダーの皆様に報いる道だと信じています。

事業で言えば、毎年数十億円の投資をしている新規事業を伸ばしたい。着実に芽を出して成長しつつあるキャパシターやセパレーター、高機能性樹脂素材のカルボジライトを何がなんでも成長の原動力にしたいと考えています。

もう一つはエレクトロニクスです。多額の資金を投じて将来性豊かな優良企業を傘下に入れたのですから、株主への説明責任からも、きちんと成長させてグループの業績に反映させていくことが重要でしょう。

前社長の指田禎一現会長からタスキを受け取って、自分の区間を全力疾走し、次の走者がもっと余裕をもって走れるようにすること。それが私に与えられた責務だと考えています。箱根駅伝と違うのは、区間が山登りなのか平たん路なのか分からないことですが、難路を覚悟し、タスキをつないでまいります。





繊維 ブレーキ 紙 化成品 エレクトロニクス 新規事業 不動産

日清紡グループの企業理念

・わたしたちは、世界の人々の快適な生活文化の向上に幅広く貢献します。
・わたしたちは、企業は公器であるとの考えをもとに、社会や地球環境との調和を図り、公正・誠実な事業活動を行います。
・わたしたちは、企業価値を高め、21世紀においても存在感のある企業グループであることを目指します。

経営基本方針

①高い品質競争力を基盤として、高付加価値品・差別化品を継続的に上市する。
②リードタイム短縮とクイックレスポンスによるCSファーストを徹底する。
③他社とのコラボレーション(協業)を促進する。
④海外展開を拡大し、適地生産・適地販売を加速する。
⑤友好的なM&Aを推進する。
⑥収益改善の見込みのない事業の整理・撤退を行う。

2008年度(2009年3月期)の連結業績目標

	売上高(億円)	営業利益(億円)	当期純利益(億円)
2008年度目標値	3,600	250	160



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日清紡のイオン液体と日本無線の制御回路技術の融合で世界最高レベルのパワー密度を実現

日清紡 〒103-8650 東京都中央区日本橋人形町2-31-11 Tel.03-5695-8833(代) Fax.03-5695-8970(代) http://www.nisshinbo.co.jp/

個人マネー 店舗で呼ぶ
北陸の地銀・地場証券

地方銀行や地場証券会社が個人マネーを取り込もうと資産運用の相談窓口となる拠点を新設・改装している。顧客が入りやすく、居心地のいい店舗施設を整備、資産運用の相談にきめ細かく対応することで、投資信託や外貨預金などの販売を増やそうとしている。富裕層の囲い込みを目指して、店舗を改装する動きも出てきた。

全面改装や相談窓口
居心地の良さ工夫

北陸銀行の「ドリームセンター武蔵」（金沢市）

【金沢】北陸の地場証券最大手の今村証券（金沢市、今村九治社長）は十一月、福井支店（福井市）を全面改装する。面積は現在の二倍の二百五十平方メートルに拡大する。二階建てのミニシアターのような作りにしてプロジェクターを四台設置。常連客らは二階の席から、相談しながら大画面モニターで相場表を目で追うことができる。資産運用セミナーも開ける。総工費は二億円。

同社は石川、富山、福井の三県にある九店舗で、大型店への改装・移転を進めている。最後に残る砺波支店（富山県砺波市）も増築・改装用に百三十平方メートルの土地を取得しており、〇七年度にも改装に着手する。

TV電話も配備

北陸銀行は今月五日に資産運用サービスとローンを手掛ける複合専門店舗「ほくぎんドリームセンター武蔵」（金沢市）を開設した。こうした複合店舗は同行では初めての試み。投資信託、外貨預金など多様化する資産運用に対応する。

大型プレゼンテーション画面を備え、くつろいで資産運用を相談できる専用応接室「プレミアムルーム」を設けた。本部の専門スタッフが相談に応じられるようテレビ電話システムも整える。

強い貯蓄志向

北国銀行は今年三月、延べ床面積一千五百平方メートルと同行では最大規模の松任支店（石川県白山市）を移転開業した。ローンセンターを併設し、資産運用の助言スペースや八十人収容のセミナーに使える会議室も備えた。同行は同じような店舗を増やす方針だ。

富山県によると、北陸三県の勤労者世帯の平均貯蓄率は福井県が全国一位で、富山県が二位、石川県六位と貯蓄志向が強い。ただこれらの県でも預貯金から投資への流れが起きている。北国銀や福井銀行の投信の預かり資産は〇六年三月末に、一年前と比べそれぞれ八九%、五三%増えた。北陸銀の〇六年三月期の投信などの手数料収入は百六十九億円と二二%増加した。

京都銀「本店東館」 VIPサロン完成

京都銀行で本店の北東側に富裕層向けサロンとして開設を進めてきた建物が完成し、営業を開始した。建物は資産運用などについて相談する個室やセミナールームなどがあり、富裕層向けの営業を強化する拠点として活用する。

営業を開始したのは「本店東館」。地下一階地上八階建てで延べ床面積は四千百三十一平方メートル。サロンのほか、住宅ローンの相談ができるローンセンターも設けた。常駐する職員は約八十人で、相談員は十人。

建物は二〇〇五年十一月から改修を進めていた。改修には七億五千万円かかったという。（京都）

3大疾病保障の住宅ローン発売
千葉銀、来月3日から

【千葉】千葉銀行は七月三日から、がん、急性心筋梗塞（こうそく）、脳卒中と診断されると住宅ローン残高が実質ゼロになる「三大疾病保障付住宅ローン」の取り扱いを始める。人気商品を品ぞろえに加え、住宅ローン獲得で大手銀行に対抗する。

全国地方銀行協会の団体信用生命保険を活用し、従来の死亡・高度障害保障に三大疾病保障を追加した。被保険者である債務者が三大疾病のいずれかと診断され一定の要件を満たせば、同時点のローン残高が保険金として千葉銀に支払われ、債務返済に充当される。

対象は借入時満二十歳以上五十一歳未満、最終返済時満七十六歳未満の契約者。通常利率に年〇・三%を上乗せする。

豊和銀

「資本注入後」に備え
中尾専務 昇格を見送り温存

【大分】豊和銀行は二十九日、第三者割当増資と金融機能強化法に基づく公的資金導入で、百六十億円規模の資本増強をする方針を固めた。二十九日の株主総会後には取締役会を開き、五月の決算発表で公表した中尾高専務の代表取締役昇格は見送り、水田敬明頭取だけを代表取締役とすることを決めた。

金融機能強化法に基づいて公的資金を導入した場合、代表取締役が退任しなければならない可能性があるため、経営の継続性を保つためには、中尾専務を留任させる必要があると判断した。

株主総会は午前十時から始まり、四十二分で終了（昨年は二十九分）。出席株主は百二十一人（同九十人）だった。株主からは「大分にとってなくてはならない銀行なので、厳しい状況だろうが頑張ってほしい」という意見や、自己資本比率の低下や減資に対して経営責任を問う声もあった。

水田敬明頭取は「地域経済への貢献を十分果たしていくためには、徹底した財務リスクの排除が必要との認識から、厳格な自己査定を行った結果、予想を上回る与信関連費用が必要になった」と答弁。「自己資本回復の道筋をつけることが経営責任と認識している」と公的資金導入決定後の退任を示唆した。

資本増強は二〇〇六年九月中に西日本シティ銀行に三十億円、地元取引先に最大七十億円の第三者割当増資を引き受けてもらったうえで、残りは公的資金の申請などで確保する見通しだ。

同行の〇六年三月期の単独自己資本比率は二・一七%。これらの資本増強策によって、〇七年三月期には九・六二%と、地方銀行と第二地方銀行を合わせた「地域銀行」中位行に相当する水準を確保できる見込みだ。

クールビズで総会
滋賀銀、来年以降も継続

滋賀銀行は大津市の本店で夏の軽装「クールビズ」スタイルによる株主総会を開いた＝写真。同行は環境重視の経営を掲げ、軽装による電力使用量の節減に取り組んでおり、株主へも協力を求めた。

株主総会の招集通知で株主に対して軽装での出席を要請。出席した約百八十人の株主の八割程度がクールビズスタイルだった。同行の役職員もクールビズで出席。会場の温度は二十八度に設定した。

総会は約四十五分で終了。来年以降も株主総会はクールビズスタイルで開く予定。（大津）

びわこ銀

住宅ローンに「早割」
金利0.3%優遇、即決促す

【大津】住宅ローンも"早割"で——。びわこ銀行は七月一日から三カ月の期間限定で、早めにローンを申し込むと基準金利よりも〇・三%低い金利を適用する。日銀がゼロ金利政策を近く解除するとの見方などを背景に金利の先高観が強まるなかで「早割で利用者の即決を促す」（ハウジング戦略事業部）狙いだ。

「早割早決プラン」は新築・購入・増改築用と借り換え用の二本立て。新築・購入・増改築は融資予定日の三十日前までに申し込むと優遇金利を適用する。借り換えは申し込みから三十日以内に借り入れができる場合に適用する。

同行の住宅ローンは九月三十日まで給与振り込み口座を設けているなど一定の条件を満たす顧客に対して、借り入れ当初の期間、基準金利よりも最大一・〇%低い金利を適用する。新たな優遇措置を加えると、優遇幅は最大一・三%となる。

滋賀県産材を使った住宅の購入者向けにローン金利を優遇する「びわ湖材利用住宅優遇」も七月一日から始める。県が県産材を認証する「びわ湖材産地証明制度」の認証を受けた住宅を建てた場合に、基準金利よりも〇・三%低い金利を適用する。

お断り 「金融人事・組織」は10面に掲載しました。

顧客争奪 戦略を聞く

西日本シティ銀行頭取 久保田 勇夫氏

今月から新体制スタート

事業モデルの構築急ぐ

大分を地盤とする豊和銀行と資本・業務提携を発表し、公的資金返済にも道筋が付いてきた西日本シティ銀行。九州経済もようやく好転しており、攻勢に転じる地合いは整い始めている。六月から新藤恒男・前頭取からバトンを引き継ぎ新頭取に就任、新たに経営のかじ取りを担う久保田勇夫頭取に戦略を聞いた。

——長い官僚生活から地銀経営者に転じた。

「ローン・スター・ジャパン・アクイジッションズ・LLCの会長も務め、民間の経験はある。もちろん大蔵省（現財務省）では国際金融を監督・指導する立場から民間の銀行経営を詳細に見ていたし、地銀経営にも戸惑いはない」

「地方銀行にとって最も大切なことは地方と顧客とともに栄えること。九州のトップバンクである福岡銀行とは競争関係にあることは事実だが、地域を発展させるという意味では共通の利益を有している。目先の利益の獲得競争ではなく、東京やアジア、国際環境の中で、九州地方を銀行としてどう発展させていくかを考えていくことが大切だ」

——地銀の経営環境は好転しつつあるのか。

「まず、金融界全体でただならぬ状況であるという認識を持つ必要がある。私自身も緊張している。東京で眺めているとメガバンクなどは不良債権処理を終え、株価も回復、やや自己満足気味だが、ここは戒めないと行けない」

「まず、銀行は金融業だから実体経済に左右される。日本経済は財政赤字など不安定な問題も残り、金融の相手方である実体経済に不安が残る。世界的な金融一体化が加速している。米国の動きが東京にすぐに波及、それがまた地方に及ぶ。地銀も大局に立った経営判断が求められる」

——経営のかじ取りは。

「『地域密着、個人顧客・地元中小企業重視』といった話はどの地銀からも必ず出る。当行がこうした方針で進んできたことはもちろんだが、それにもう一つ、合併行ならではの弾力性がある。物事や環境の変化にとらわれず行動することの巧みさが、組織として蓄積されており、これを生かしていくことが必要だ」

「福岡にある地銀だからという発想をやめないといけない。IT（情報技術）を駆使すれば東京はもちろんヨーロッパなどとも同水準の金融情報を獲得できる」

——経営課題の中で何から着手するのか。

「まず新頭取として地域の顧客、行員からの信頼を勝ち取り、新藤頭取時代の地域密着型のパイプをきちんと引き継ぎたい。次にビジネスモデルの構築だ。この銀行をどの方向にどう持って行くかのか、これに集中して早急に答えを出したい」

——豊和銀行との資本・業務提携が決まっている。今後は。

「豊和銀について判断するまでの材料はない。今のところ『地域金融の安定のための提携』と言うことかもしれないが、この地域の金融システムの安定度合いもまだ良く把握しておらず、未知数だ」

記者の目

豊和銀が焦点に

二〇〇四年十月、旧西日本銀行と旧福岡シティ銀行が合併、現在の西日本シティ銀行となって一年半余り。店舗の統廃合や行内融和は着実に進んでいる。こうした上り坂での頭取交代。国土事務次官も務めた久保田氏に託されたのは次の成長戦略の作り込みだ。旧大蔵省で国際金融を手掛け、「金融の裏の裏まで知り尽くしている」との評もあるだけに、その手腕に関心が集まる。

当面は資本業務提携を決めた豊和銀行とどのような関係を構築するかが焦点になる。今のところ役員の派遣なども「考えていない」（西日本シティ銀幹部）と慎重だが、今後の展開次第では「まだ議論していない」という経営統合に発展する可能性もある。（西部支社 前野雅弥）

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アジアトレンド

マレーシア9年ぶり電力料金上げ

上げ幅圧縮し低所得者配慮/柔軟な価格決定方式必要

マレーシア政府が今月初め、九年ぶりに半島部の電力料金を引き上げた。値上げ幅は平均で一二%。原油高によるコスト増に苦しむ政府系電力会社の申請を受け入れた一方で、低所得者への影響やインフレ懸念にも配慮。現行料金で据え置く世帯数を増やし、"政治決着"を図った。もっとも、より柔軟な料金決定方式の導入や電力業界の将来展望は描けず、課題が先送りされた面もある。

政府系電力会社、テナガ・ナショナルの料金改定は閣議決定事項で、値上げは一九九七年(平均八・三%)以来し ていなかった。二〇〇四年に二〇%の値上げを求めたが、政府は認めなかった。

今回の改定でも政府は二〇%の値上げを軸としたテナガの申請をいったんは却下。値上げ幅の圧縮とともに、値上げ対象外の一般世帯の割合を四〇%から六〇%に拡大することでようやく認めた。

政府が慎重だったのは原油高によるインフレ圧力が、かつてないほど高まっているためだ。二月末にガソリン価格を一九%、軽油価格を二三%引き上げた結果、三月の消費者物価指数(CPI)は前年同月比四・八%上昇。前月三・二%から上昇に拍車がかかった。マレーシアのCPI上昇率は石油製品価格の値上げがあった〇五年に三・〇%となるまで、二〇〇〇年以降一%台で推移してきた。

マレーシア中央銀行は五月、四月に続いての利上げは見送ったものの、市場では「今年末までにもう一、二回の利上げで三・七五―四%になる」(投資銀行のCIMB)と予想する見方が大勢だ。

一方、一応値上げが通ったことでテナガは一息ついた格好。料金改定は売り上げを十五億リンギ(約四百六十五億円)押し上げ、キャッシュフローの赤字を六億三千万リンギ改善する効果がある。値上げ発表の翌日、テナガの株価は六%近く上昇、九年ぶりの値上げを市場は素直に好感した。

もっとも、同社やマレーシアの電力業界を取り巻く環境の厳しさに変わりはない。安定的な電力供給に向けて巨額の投資を続ける必要があるため、テナガのキャッシュフローの赤字は、二〇一〇年には三十一億リンギと今年の四倍強に膨らむとの予測もある。

□―□

今後のカギはテナガと独立系発電事業者(IPP)との関係。テナガは現在IPPと購入契約を結んで電力を調達、事業コストの半分近くをその支払いが占める。苦境のテナガとは対照的にIPPは比較的高収益で、契約額の引き下げも視野に入れた話し合いが両者間でされている。

マレーシアのメイバン証券は「今回の値上げは十分だとしても、より柔軟な価格決定メカニズムが長期的には必要」と指摘する。値上げ後のテナガの電力料金はインドネシアを上回るものの、タイやシンガポール、フィリピンに比べると安く、アジア地域ではなお安いほうに属する。

低い電力料金がマレーシアへの製造業の進出など投資拡大に寄与しているとしても、硬直的な料金システムがエネルギーの浪費を招けば経済全体の効率も高まらないし、電力会社の収益が不十分だとインフラ更新も進まない。政府系電力の改革やIPPも含めた業界再編論がやがて浮上する可能性もある。

(クアラルンプール=伊東義章)

アジア各国・地域の電力料金
(10セン=約3.1円、テナガ・ナショナル調べ)
1キロワット時・セン(0〜60)
日本、フィリピン、香港、シンガポール、中国(上海)、韓国、タイ、台湾、マレーシア、インドネシア

アジア株市況

香港 5日ぶり反発

二十九日の香港株式市場ではハンセン指数が五営業日ぶりに反発した。長江実業など不動産株の一角が買い戻しで上昇し、銀行株は全面高となった。中国本土系銘柄の上げも目立った。アジアの主な株式相場が総じて堅調に推移したことも、買い安心感を誘った。

ハンセン指数先物六月物が最終売買日で、これに絡む現物買いが入ったことも相場を支えた。

中国関連株ではH株(香港上場の中国本土企業株)指数が大幅に七日続伸。レッドチップ(中国本土系香港企業株)指数は大幅に四日続伸した。

▼上海 B株(米ドル建ての中国企業株)相場は大幅反発。終値はほぼ三週間ぶりの高値水準となった。「国務院が機械設備の製造業の促進に向けて、輸入関税引き下げなど優遇策を実施する方針を示した」と地元メディアが報道。上海振華港口機械など機械株の一角に買いが膨らんだ。素材株や観光関連株の一角も大幅高となった。

人民元建て上海A株相場も大幅反発。

▼台湾 加権指数は反発。業種別では、前日に下げが目立った半導体関連株が反発し、銀行株の一角にも買いが膨らんだ。建設株には値幅制限の上限(ストップ高)まで買われる銘柄が多かった。アジアの主な株式指数が総じて堅調に推移したことも投資家の買い安心感を誘った。

▼シンガポール ST指数は三日ぶりに反発した。アジアの主要株式相場が全面高となったことで投資心理が好転し、指数は後場に上げ幅を拡大した。主力の不動産株や銀行株が軒並み上昇。個別銘柄では、シンガポール航空が「ビジネス街に保有するSIAビルを市場予想を上回る価格で売却した」と地元紙で伝わり、買いが膨らんだ。

(NQN香港)

銘柄点検 米国

アプライド・マテリアルズ

需要減速懸念を嫌気

業績好調も不透明感強く

半導体製造装置最大手、米アプライド・マテリアルズの株価が低迷している。業績は好調なものの、年後半にかけて半導体の需要が減速するとの見方が市場に広がっており、業界全体の先行き不透明感から買いが入りにくい。

二十八日の終値は一六・〇七ドル。株価は一月半ばに年初来高値を付けた後下げ基調に転じ、五カ月半で約二割下落した。今後の新規受注見通しが市場予測を下回り、失望売りを誘っている。

デジタルカメラなど携帯型家電の市場拡大を受けて業績は良好だ。先月発表した二―四月期決算は売上高が前年同期比二一%増、純利益が同三五%増と大幅な増収増益。韓国や台湾の半導体メーカーが投資を拡大し、新規受注は前年同期比で六〇%増、前期比でも三三%増と好調だった。

マイク・スプリンター最高経営責任者(CEO)は「経営環境はいつになく順調」と強調。アプライドは来年にかけて半導体メーカーの設備投資は一〇%増加すると楽観的な見通しを示した。

だが、同社の見通しに懐疑的な目を向けるアナリストは多い。バンク・オブ・アメリカのアナリストは「シリコンサイクルの下降局面に差し掛かっている」と指摘する。シリコンサイクルが製造装置にもたらす影響は限定的との声もでているが、当面は受注鈍化懸念から株価は軟調に推移しそうだ。

(シリコンバレー=藤田満美子)



アジア株式

(29日、↑高、↓安)

銘柄	終値	前日比
《香港》		
―香港ドル、・はH株		
長江実業	81.15	↑0.75
中電控股	45.1	↑0.15
香港中華ガス	16.8	↓0.1
ワーフ	26.5	↑0.35
HSBC	133.7	↑0.7
香港電灯	34.8	↑0.1
PCCW	5.5	↑0.05
中国銀行(香港)	14.85	↑0.1
ハンセン銀行	97.45	↑0.35
ヘンダソンランド	39.35	↑0.6
ハチソン	69.85	↑0.45
エスプリ	60.6	↑1.25
新鴻基地産	77.2	↑0.75
新世界発展	12	↑0.3
スワイヤ	79	↑0.85
ウィーロック	12.6	↑0.1
東亜銀行	31.5	↑0.1
香港地下鉄	18.35	↑0.15
信和置業	11.55	↑0.35
ヘンダソンインベ	13.1	↑0.15
恒隆地産	13.1	0
ジョンソンエレク	5.55	↑0.05
CITIC	22.45	↑0.35
華潤創業	15.2	↑0.65
キャセイ	13.35	↑0.1
上海実業	14.4	↑0.35
リー&フォン	15.25	↑0.35
TVB	47.45	↑0.5
中国連合通信	6.8	0
中国海洋石油	6.05	↑0.1
中国移動(香港)	42.6	↑0.25
レノボ・グループ	2.55	↓0.075
長江基建	22.4	↓0.25
COSCO	16.6	↑0.2
招商局国際	22.3	↑0.6
駿威汽車	2.55	↑0.025
中信国際金融	4.275	↓0.025
中航興業	2.675	↓0.025
香港中旅国際投資	1.83	↑0.02
北京控股	13.2	↑0.8
TCL国際	0.81	↓0.01
中国光大	4.175	↑0.05
・中国石油	8	↑0.05
・中国石油化工	4.275	↑0.05
・華能国際電力	4.975	0
・大唐発電	5.2	↑0.1
・浙江高速公路	4.575	↑0.075
・中国アルミ	5.55	↓0.15
・中国南方航空	1.75	↑0.02
・兗州煤業	5.55	0
・華電国際電力	2.125	↑0.025
・上海石油化工	3.675	↑0.025
・中国電信	2.45	↑0.025
《上海B株》		
―USドル		
[illegible]	[illegible]	[illegible]
浙江東南発電	0.397	↑0.005
上海氯堿化工	0.222	0
華電能源	0.269	↑0.002
錦州港	0.392	↑0.003
上海広電電子	0.274	↑0.002
上海金橋開発	0.578	↓0.01
[illegible]	0.556	↓0.001
東方通信	0.318	↓0.001
上海輪胎橡膠	0.37	↓0.001
海南航空	0.357	↑0.007
上海外高橋開発	0.339	0
上海機電	0.458	↑0.001
大衆交通集団	0.605	↑0.006
内蒙古羊絨製品	0.36	0
上海海欣集団	0.19	↑0.002
上海錦江国際酒店	0.787	↓0.006
上海振華港口機械	2.099	↑0.099
鳳凰	0.223	0
上海大江	―	―
《シンガポール》		
―シンガポールドル		
ベンチャー	10.5	↑0.2
シティディベロ	9.1	↑0.1
DBS	17.6	↑0.3
キャピタランド	4.32	↑0.04
クリエイティブT	8.5	↑0.3
ケッペル	14	↑0.2
データクラフト	0.925	↑0.005
チャータード	1.29	↓0.03
OCBC銀行	6.45	↑0.1
セムコープ	3.14	↑0.12
シンガポール航空	12.6	↑0.1
STエンジニア	2.88	↑0.1
Sテレコム	2.49	↓0.01
SプレスH	4.08	↑0.04
UOB銀行	15.4	↑0.3
《マレーシア》		
―リンギ		
メイバンク	10.7	↑0.2
MISC	7.6	0
ペトロナスガス	8.4	0
テレコムM	9	↑0.1
テナガナショナル	9.2	0
《タイ》		
―バーツ		
アドバンストI	86.5	↑0.5
サイアムセメント	208	0
バンコク銀行	99.5	↑0.5
タイ航空	39.75	↓0.75
CPフーズ	5.3	0
《台湾》		
―台湾ドル		
台湾積体電路製造	56.7	↑0.6
聯華電子	19	↑0.15
中華電信	58.6	↓0.7
華碩電脳	77.1	↑0.7
鴻海精密工業	195	↑2
国泰金控	69.4	↑0.8
広達電脳	50.4	↓0.4
聯発科技	296	↑3
中華映管	7.36	↑0.07
富邦金控	27.9	↓0.2
南亜塑膠工業	47.2	↑0.6
友達光電	45.35	↑1.05
台湾塑膠工業	49.2	↑0.2
開発金控	13	↑0.2
中国鋼鉄	32.1	↑0.2
南亜科技	20.05	↑0.05
威盛電子	28.25	↑0.55
華邦電子	9.46	↑0.08
仁宝電脳工業	29.65	↑0.45
宏碁	57.8	↑1.3

海外の株式指標

米国	28日	前日比	昨年末比騰落率、%	年初来最高	年初来最低
NYダウ 工業株30種	10973.56	↑48.82	↑2.3	11642.65(06/5/10)	10667.39(06/1/20)
輸送株20種	4730.60	↑26.48	↑12.7	4998.95(06/5/9)	4090.95(06/1/17)
公共株15種	408.65	↑2.08	↑0.8	425.02(06/1/24)	382.49(06/4/13)
S&P500種	1246.00	↑6.80	↓0.1	1325.76(06/5/5)	1223.69(06/6/13)
ナスダック総合	2111.84	↑11.59	↓4.2	2370.88(06/4/19)	2072.47(06/6/13)
100種	1538.25	↑11.25	↓6.5	1758.24(06/1/11)	1516.85(06/6/13)
アメックス	1856.66	↑9.52	↑5.5	2044.78(06/5/9)	1781.62(06/1/5)
ラッセル2000	688.04	↑1.10	↑2.2	781.83(06/5/5)	672.72(06/6/13)

欧州	28日	前日比	昨年末比騰落率、%	年初来最高	年初来最低
FTSE100(英)	5678.60	↑26.30	↑1.0	6132.70(06/4/21)	5506.80(06/6/14)
DAX(ドイツ)	5456.87	↓2.28	↑0.9	6140.72(06/5/9)	5292.14(06/6/13)
CAC40種(仏)	4774.00	↑2.76	↑1.2	5312.18(06/5/9)	4615.44(06/6/14)
MIBTEL(伊)	27209.00	↑47.00	↑1.6	30073.00(06/5/9)	26543.00(06/6/14)
SMI(スイス)	7431.90	↑25.07	↓2.0	8122.08(06/5/9)	7154.86(06/6/13)
DJSTOXX50	3275.87	↑9.60	↓2.1	3595.30(06/5/9)	3204.35(06/6/14)
FTSEurofirst300	1272.25	↑2.35	↓0.2	1405.55(06/5/9)	1238.73(06/6/13)

(出所)TELEKURS FINANCIAL

アジア	29日	前日比	昨年末比騰落率、%	年初来最高	年初来最低
ハンセン(香港)	15865.22	↑122.56	↑6.6	17301.79(06/5/8)	14944.77(06/1/3)
上海B株	92.723	↑1.303	↑49.5	101.410(06/5/15)	62.927(06/1/4)
加権(台湾)	6607.39	↑66.46	↑0.9	7474.05(06/5/8)	6299.59(06/6/21)
韓国総合	1263.02	↑24.31	↓8.4	1464.70(06/5/11)	1203.86(06/6/13)
ST(シンガポール)	2386.77	↑35.97	↑1.7	2659.65(06/5/3)	2280.67(06/6/14)
クアラルンプール総合	910.54	↑3.64	↑1.2	966.88(06/5/9)	886.48(06/6/15)
SET(タイ)	670.71	↑5.91	↓6.0	785.38(06/5/9)	646.69(06/6/14)
ジャカルタ総合	1274.744	↑2.691	↑9.6	1553.062(06/5/11)	1171.709(06/1/2)
オールオーディナリーズ(豪州)	4957.9	↑48.7	↑5.3	5318.2(06/5/11)	4721.1(06/1/3)

グローバル	28日	前日比	昨年末比騰落率、%	年初来最高	年初来最低
DJグローバルタイタンズ50	198.61	↑1.42	↑0.8	211.94(06/5/9)	193.93(06/6/13)
FTSEグローバル100	929.47	↑0.86	↑0.6	1024.31(06/5/9)	907.30(06/6/13)
IFCエマージングマーケット総合	481.87	↑0.2	↑2.1	597.15(06/5/8)	452.74(06/6/13)
〃 ラテンアメリカ	1344.52	↑0.9	↑3.6	1710.17(06/5/10)	1221.96(06/6/13)
〃 アジア	227.24	↓0.3	↑2.0	273.14(06/5/8)	216.72(06/6/13)
〃 欧州・中東・アフリカ	372.19	↑0.8	↑1.9	483.98(06/5/5)	346.96(06/6/13)

(注)インベスタブルインデックス、ドルベース、前日比は%、騰落率は昨年末比

米国株式ランキング

(6月28日)(S&P500対象)

値上がり率 (%)		値下がり率 (%)		売買高 (百株)	
①テネットヘルスケア	6.32	①ナイキ	4.68	①マイクロソフト	585659
②エヌビディア	5.54	②ゲートウェイ	4.14	②インテル	493863
③ボシュロム	5.06	③エトナ	2.98	③JDSユニフェーズ	375362
④ヘス	4.59	④フォード	2.75	④サン・マイクロシステムズ	368634
⑤マーシュ&マクレナン	4.01	⑤ノベル	2.57	⑤ホーム・デポ	269543
⑥フェルプス・ドッジ	3.78	⑥アップルコンピュータ	2.46	⑥シスコシステムズ	268556
⑦CSX	3.71	⑦レックスマーク INTL G	2.45	⑦フォード	253432
⑧インテル	3.38	⑦モンスター・ワールドワイド	2.45	⑧モトローラ	243858
⑨アパッチ	3.16	⑦オフィスマックス	2.45	⑨エクソンモービル	232443
⑩クローガー	3.14	⑩テキサス・インスツルメンツ	2.33	⑩アップルコンピュータ	225739

(注)権利落ち銘柄は除く

NY為替

(6月28日)

◇直物(対米ドル相場)

日本円	116.35 ― 116.45
ユーロ(=米ドル)	1.2550 ― 1.2560
英ポンド(=米ドル)	1.8180 ― 1.8190
スイスフラン	1.2460 ― 1.2470
カナダドル	1.1220 ― 1.1230
◇SDR(IMF)	1.46997ドル 170.884円

◇直先スプレッド

	ドル(対円)	ユーロ(対ドル)
1カ月	d0.515―0.513	P0.00263―0.00265
2カ月	d1.025―1.021	P0.00527―0.00530
3カ月	d1.497―1.495	P0.00766―0.00770
6カ月	d2.977―2.965	P0.01490―0.01496
12カ月	d5.737―5.727	P0.02737―0.02752

(注)直先スプレッドは直物にプラス、マイナス分。dはディスカウント、Pはプレミアム

海外金利

(28日)

◇米国金利(%)

FF 5 1/4

	TB	CD	CP	BA
1カ月	4.73―4.71	5.34―5.24	5.20	5.30―5.20
2カ月		5.42―5.32	5.26	5.35―5.25
3カ月	4.89―4.87	5.49―5.39	5.31	5.37―5.27
6カ月	5.10―5.08	5.61―5.51	5.36	5.59―5.49

◇欧州金利(BBA LIBOR、%)

	ドル	円	ユーロ	スイスフラン
1週間	5.37313	0.13250	2.89475	1.43000
1カ月	5.35000	0.18875	2.90788	1.43000
2カ月	5.43000	0.27750	2.97050	1.46083
3カ月	5.49875	0.34875	3.06138	1.50083
6カ月	5.61750	0.43625	3.23750	1.67083
9カ月	5.68875	0.50375	3.39700	1.82333
1年	5.73813	0.59875	3.52000	1.96833

◇海外国債

	期間	償還	利率	価格	利回り
米国	3年	09/5	4.875	99	5.25
	5年	11/5	4.875	98 5/8	5.23
	10年	16/5	5.125	99 3/32	5.24
	30年	36/2	4.5	88 11/32	5.28
英国	5年	10/6	4.75	99.59	4.86
	10年	15/9	4.75	99.91	4.76
	30年	36/3	4.25	98.06	4.36
独連邦	10年	16/7	4.0	99.23	4.09

海外先物

(28日)

	終値	高値	安値	前日
◇シカゴ				
◆ドル金利3カ月(CME)				
7月	94.4550	94.4700	94.4550	94.4575
9月	94.330	94.355	94.320	94.340
12月	94.295	94.340	94.285	94.320
3月	94.315	94.370	94.305	94.350
◆米Tボンド(CBT、ドル)				
9月	105-15	105-30	105-14	105-28
12月	105-18	105-31	105-18	106-00
3月	105-12	―	―	105-25
6月	105-06	―	―	105-19
◆米Tノート(CBT、ドル)				
9月	104-025	104-105	104-020	104-095
12月	103-310	104-050	103-310	104-060
3月	104-040	―	―	104-110
6月	―	―	―	―
◆円通貨(CME、100円につき、ドル)				
9月	0.8692	0.8717	0.8682	0.8704
12月	0.8806	0.8829	0.8799	0.8818
◆ユーロ通貨(CME、ドル)				
9月	1.2626	1.2655	1.2585	1.2656
12月	1.2699	1.2723	1.2659	1.2729
◆ポンド通貨(CME、ドル)				
9月	1.8220	1.8275	1.8170	1.8263
12月	1.8261	1.8312	1.8218	1.8304
◆スイスフラン通貨(CME、ドル)				
9月	0.8100	0.8121	0.8076	0.8120
12月	0.8177	0.8199	0.8157	0.8197
◇ニューヨーク				
◆金(コメックス、トロイオンス、ドル、テレレート)				
6月	578.3	586.0	580.0	581.6
7月	579.0	580.4	580.4	582.3
8月	581.0	589.4	579.1	584.4
10月	587.2	594.5	588.5	590.6
◆原油(マーカンタイル、WTI、バレル、ドル、テレレート)				
8月	72.19	72.77	71.60	71.92
9月	73.14	73.60	72.55	72.80
10月	73.75	74.05	73.25	73.40
11月	74.23	74.55	73.95	73.88
12月	74.60	75.10	74.20	74.25
◇ロンドン(LIFFE)				
◆ユーロ金利3カ月(EURIBOR)				
7月	96.885	96.890	96.875	96.885
9月	96.660	96.675	96.640	96.645
12月	96.380	96.395	96.360	96.380
3月	96.230	96.245	96.210	96.235
◆日本国債(円)				
9月	131.73	131.84	131.73	131.83
12月	131.29	―	―	131.39
◇シンガポール(SGX、29日)				
◆ドル金利3カ月				
7月	94.4550	―	―	94.4575
9月	94.330	―	―	94.345
12月	94.295	―	―	94.325
3月	94.315	―	―	94.355
◆円金利3カ月(TIBOR)				
9月	99.485	99.495	99.485	99.500
12月	99.320	99.335	99.320	99.335
3月	99.135	99.155	99.135	99.150
◆日本国債(円、1千万円単位取引)				
9月	131.66	131.81	131.50	131.75
12月	131.66	―	―	131.75

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米ローンスターの韓国外換銀買収は「不適切」
監査院発表に財経省反発
検察も捜査 買収無効の可能性も

【ソウル＝鈴木壮太郎】米投資会社ローンスターによる二〇〇三年の韓国・外換銀行買収は適切だったのか。両国の監査院はこのほど、外換銀や財政経済省が「不適切な手段を使って交渉をまとめた」とする監査の中間結果を発表した。これに対し、財経省は猛反発している。ただ検察当局も捜査を進めており、捜査の進展次第では、買収自体が無効になる可能性も残っている。

三年前のM&A（企業の合併・買収）が今ごろになって蒸し返されたのは、ローンスターが外換銀の株式を韓国最大手の国民銀行に売却することになったのがきっかけだ。ローンスターは〇三年、通貨危機で経営が悪化した外換銀の株式五〇%超を約一兆三千億ウォン（現在の為替レートで千五百億円強）で取得。今回の売却で約四兆ウォンの投資利益を得ることになる。

巨額利益に不満

韓国社会では巨額の利益を上げることになるローンスターへの不満が噴出。〇三年のローンスターによる外換銀の買収価格が安すぎたのではないか、などの批判が強まり、国会が監査院に監査を請求。検察当局も捜査に着手。二十九日には外換銀本店を家宅捜索した。

監査院の中間結果の内容はざっとこうだ。

韓国の現行法では投資ファンドは銀行株を一〇％以上取得できず、本来ならローンスターに買収資格はない。だが、外換銀の当時の経営陣はローンスターとの交渉をまとめるため、経営状況を実態よりも悪く見せかけ、例外的に買収の承認を受けようとした。

国民銀行頭取は、検察の捜査、金融監督委員会の承認などが本契約の前提条件と説明した（5月19日、ローンスターからの外換銀買収などについての会見で）

具体的には、現代自動車などの正常債権さえも回収不能債権と分類し、企業価値をわざと低く見積もった。自己資本比率も実態は国際決済銀行（BIS）の最低基準である八％を超えていたにもかかわらず、六・一六％と低く算定して不健全行を装い、買収価格を不当に引き下げた。

さらに、財経省は外換銀の経営陣を支持し、ローンスターとの交渉に背後で関与した。ローンスター以外の選択肢も検討しなかった。監督官庁の金融監督委員会も外換銀の虚偽報告を独自に検証・確認することなく、例外を認めた――。

安値売却の疑い

監査院の監査に対し、財経省は猛反発している。ローンスターへの安値売却疑惑については、「経営危機にあった当時の外換銀の株価は額面（五千ウォン）割れしており、ローンスターの取得価額はむしろ高かった」と否定。自己資本比率の操作疑惑についても、「経営悪化を誇張したとは考えにくい」と、適正だったと主張した。

ローンスターに売却する以外の選択肢を考えなかったとの指摘にも反論した。公募増資や公的資金の投入が困難だったうえ、当時の外換銀の株主が増資に応じなかったため、第三者への売却以外の選択肢がなかったと説明。買い手を広く募れば、外換銀の深刻な資本不足が露呈して不渡りになり、金融危機を招くという最悪の事態が起きる可能性が高かったと説明した。

加担の有無焦点

目下の焦点は、検察当局の捜査がどこまで進むかだ。監査院の監査では、ローンスターの関与は認められなかったが、検察当局の捜査でローンスターの加担が明らかになれば、監査院は金融監督委に対し、ローンスターによる外換銀の買収承認の取り消しを請求する可能性がある。

そうなれば、国民銀による外換銀買収にも影響が及ぶ。国民銀はすでにローンスターと外換銀買収の本契約を結んでいるが、検察捜査と監査院監査で問題がないこと、金融監督委など当局の承認が得られることが前提条件だ。金融界は「白紙に戻ることはない」との見方が多いが、なお曲折が予想される。

外銀の中国営業拠点
欧米大手が先行
みずほ、邦銀10年ぶり出店

【無錫（江蘇省）＝川瀬憲司】みずほコーポレート銀行は二十九日、中国江蘇省無錫市に支店を開設した。中国本土での出店は三行統合後初。統合前でも旧日本興業銀行が一九九六年に開いた北京支店までさかのぼる十年ぶりの出店だ。ただ邦銀は中国本土での支店開設で欧米勢に大きく遅れている。政治的な背景があるとの見方もある。

みずほの中国本土の支店はこれで五つ目で、三菱東京UFJ、三井住友と同じ。対する欧米大手は中国本土で支店網を急速に拡充している。

目立つのがHSBCとスタンダード・チャータード銀行の「旧英植民地銀行」。双方十以上の支店を持つほか、支店を開設済みの都市に置ける準支店を含めると、拠点はHSBCが二十三、スタンダード銀は十四。

過去一年間だけでHSBCが内陸の重慶と成都に支店を開いたほか、上海、広州、北京に計五つの準支店をオープン。杭州支店開設も既に認可を受けており、年内開業の見通しだ。スタンダード銀もここ一年だけで広州、蘇州、成都の三支店と上海、深圳、北京の三準支店を加えたほか、青島支店も認可された。

邦銀勢では、みずほの無錫支店が十年ぶりだったほか、三菱東京UFJは〇〇年四月の天津支店以降、新規出店はゼロ。三井住友は〇四年十二月に杭州支店を新設したが、その前は九七年の蘇州支店にさかのぼる。

出店ペースについては、リテールに力点を置く欧米大手と、日系企業との取引拡大を重視する邦銀大手との戦略の違いがあるためとされる。邦銀大手は九〇年代に中国各地の国際信託投資公司（ITIC）の債務不履行問題や本体の不良債権処理に追われたことなどから、新たな中国戦略が後手に回った面もある。

加えて日中の政治関係の冷え込みが影を落としているとの指摘もある。外銀の支店開設は中央政府が許認可権限を握るためだ。十二月に中国は世界貿易機関（WTO）加盟時の約束として人民元業務を外資に全面開放する。新たなスタートラインを目前に、邦銀は遅れを取っている格好だ。

主な外銀大手の中国での支店・準支店

	支店数	準支店数	合計
HSBC	12	11	23
スタンダード・チャータード	10	4	14
シティバンク	6	8	14
三菱東京UFJ	5	0	5
みずほコーポレート	5	0	5
三井住友	5	0	5
住友信託	1	0	1

（注）開業済みのみ。認可済みのHSBCの杭州支店とスタンダード銀青島支店は含めず

ロシア国営石油ロスネフチ
IPOへ注文集計開始
事業不透明 欧米から批判
新興株急落も逆風に

【モスクワ＝古川英治】ロシア国営石油会社ロスネフチは新規株式公開（IPO）に向け投資家の需要を積み上げるブックビルディングを開始した。ロンドン証券取引所（LSE）とロシア国内の二つの市場で七月十四日に百億ドル規模の資金調達を行う計画だ。ただ欧米投資家から事業の透明性に批判が出ているほか、新興国市場の株価急落という逆風も吹く。

ロスネフチは二十六日からブックビルディングを始めた。目論見書（プロスペクタス）では資産規模を六百億－八百億ドルと見積もり、一株当たり五・八五－七・八五ドルで投資家に打診しているもよう。ABNアムロ、ドレスナー・クラインオート、JPモルガン、モルガン・スタンレーが国際的な株式売り出しの共同主幹事を務めている。

政府が保有する全株式のうち二割弱を放出する計画と見られる。中国やインドの企業に「戦略パートナー」として数％の株式を売却する方向で交渉している。ロシア政府が五一％以上の株式を保有し、会社を国家が管理する体制は維持する。

ロシアの北極圏内にあるロスネフチの油田＝AP

ロスネフチは二〇〇四年にプーチン政権が脱税などを理由に解体に追い込んだ石油会社ユーコスの中核子会社を買収し、ロシア第二位の石油会社となった。プーチン大統領の政敵だったホドルコフスキー・ユーコス社長は逮捕され、欧米から批判を浴びた経緯がある。ロスネフチの会長を務めるセーチン大統領府副長官らがユーコスつぶしで主要な役割を果たしたとされ、買収にも不透明な点が多いと見られた。

欧米の有力投資家の間ではロスネフチの株式購入をボイコットする動きが広がっている。プーチン政権がエネルギーを勢力拡大の武器にする姿勢を強めるなかで、著名な投資家ジョージ・ソロス氏は事業の不透明さや欧州のエネルギー安保に懸念を表明し、株式を購入しないよう呼び掛けた。ユーコスの株主はLSEに対しIPOを撤回するよう要請した。

ロシアの株式市場は新興市場の株価急落の影響を受け、主要指数のRTSは五月の高値から一時約三〇％下げた。ロスネフチ関係者は「株価の動揺が続けばIPOの時期を見直さざるを得なくなる」としている。

プーチン政権は大手石油会社シブネフチも国営天然ガス会社ガスプロムに買収させ、エネルギーの国家管理を強めた。政権はロスネフチのIPOを成功させ、欧米の批判をかわす狙いだが、不透明感が漂っている。

米企業CFO調査
米景気「68点」に下落
6月時点 利上げに警戒感

【ニューヨーク＝藤山道子】米企業の最高財務責任者（CFO）を対象とした六月時点の調査で「米景気は百点満点中、六十八・六点」との結果が出た。前回調査の三月時点の七十一・一点から二・五ポイント下落し、景気観測の楽観度合いがやや弱くなった。六九％が「政策金利の利上げは五％で停止するべき」と回答するなど、金利上昇に対する警戒感が強まっていることも分かった。

調査は六月上旬、米財務担当役員協会（FEI）とニューヨーク市立大学バルーク校が共同で実施。今後一年間の、製品価格の上昇や設備投資、雇用などの見通しについて、全米企業のCFO二百七人の回答を得た。

三月の前回調査から大きく上昇したのは製品価格上昇率の見通し。「自社製品・サービスの価格を引き上げる」と回答した割合は前回の七〇・五％から七六・一％に増加。価格上昇率は平均で三・三％と、前回の同一・五％の二倍以上となった。

設備投資は平均で八・一％増やすと回答。前回の六・六％増から一・五ポイント上昇した。雇用は四・〇％増やすとの予測で、前回と同じだった。

バルーク校のジョン・エリオット教授は「CFOは、物価上昇や設備投資の拡大を見込みながらも、現時点では、さらなる利上げは避けたいと思っているようだ」とコメントしている。

米証券・債券協統合へ
来月末 商品など重複多く

【ニューヨーク＝伴百江】米国の証券会社の業界団体である米証券業協会（SIA）と、債券関連事業を手掛ける金融機関の業界団体、債券市場協会（BMA）の統合が決まった。金融商品が複雑化し、証券・金融市場も明確な境界が崩れ、両団体の関係者が扱う商品や業務も重複することが多くなったため。

SIAは投資銀行や投資信託会社、ブローカー・ディーラーなど証券業務にかかわる金融機関約六百社の会員で構成。BMAは、債券とその関連商品の引き受け、投資、トレーディング、販売を手掛ける証券会社、銀行、資産運用会社五百九十二社で構成する。

統合はそれぞれの取締役会で承認され、今後、会員による承認投票の上で七月末までには統合が正式決定する。名称は証券業・金融市場協会（SIFMA）になる。

統合後は扱う商品別にキャピタル・マーケッツ・グループ、プライベート・クライアント・グループ、アセット・マネジメント・グループの三グループと地域別に米国、欧州、アジアのそれぞれの委員会を結成し、政府向けロビー活動や海外市場開拓などの活動を展開するとしている。

ファンド・オブ・ファンズ
手数料の開示強化
SECが新規則

米証券取引委員会（SEC）は株式や債券などで運用する複数のファンドを組み合わせたファンド・オブ・ファンズについて、手数料の内容の開示強化を求める新規則を発表した。投資家が投資先を選ぶうえで十分な情報提供を求めるのが狙いだ。

SECはファンド・オブ・ファンズが投資家から徴収する手数料の内訳について、ファンド・オブ・ファンズが投資先の各ファンドに支払う取引手数料も含め、一覧表にして公開するよう求めている。〇七年一月から新規則を導入する。

SECは同時にファンド・オブ・ファンズに対し、SECの許可なしにマネー・マーケット・ファンド（MMF）を投資先に選択することや、投資先を同一のファンド・グループ内に集中させることなどを認めた。

これらの取引については今までも禁止されていたわけではないが、ファンドがSECに事前申請して許可を得る必要があった。

（ワシントン＝山本留美子）

☆米国トピックス☆

◆フォード・モーター
――S&PがシングルBプラスに格下げ

スタンダード・アンド・プアーズ（S&P）は28日、フォード・モーターの長期債務格付けを「ダブルBマイナス」から1段階引き下げ、投機的等級で上から4番目の「シングルBプラス」にすると発表した。格付け見通しは引き下げ方向（ネガティブ）。S&Pは引き下げの理由として「2006年は（フォードにとって）これまでの予想より厳しい年になるとみている」ことを挙げた。特に中型スポーツ・ユーティリティー・ビークル（SUV）の販売の弱さを懸念しているという。S&Pによると、「フォード」ブランドの販売の約9％を占める車種「エクスプローラー」の販売台数が1―5月に前年同期比27.1％減少したという。

海外オープン

（無印は28日（現地）、#は直近日、単位米ドル、ただし◎はカナダドル、◇は豪ドル、⊡はNZドル、⊙はポンド、Ⅱはスイスフラン、▲はユーロ、◆は円、分は分配型、無は無分配型、会社名は代行証券会社）

銘柄名		当日	前日
（野村）			
テンプルトン	分	8.93	9.03
USドルF	分	141.332	141.315
豪ドルF	◇分	161.200	161.178
UKボンド	⊙分	145.609	145.594
NZドルF	⊡分	157.620	157.591
ABSファンド	分	9.92	9.91
毎月果実	分	10.24	10.22
テクノロジーF	▲分	56.37	57.06
ユーロファンド	▲分	119.533	119.526
GSアメリカン	分	9.67	9.65
ラチェット	◆無	7992	8018
ジャナステクノA	◆分	2351	2390
ジャナステクノB	分	29.93	30.44
ジャナスライフA	◆分	7612	7706
ジャナスライフB	分	94.50	95.67
毎月ハイイールドF	分	6.74	6.73
インダストリア	▲分	90.03	89.96
ユーロデジタルF	▲分	3.00	3.03
#チューリッヒ04	無	1000.53	1000.53
毎オーストラリア	◇分	9.54	9.53
毎月分配ユーロ	▲分	9.80	9.80
#シュローダー0302	◇無	1434.07	1434.07
#シュローダー0304	◇無	1659.88	1659.88
#GAM元本確保	◇無	1133.68	1133.68
毎月分配カナダ	◎分	9.75	9.73
#シュローダー0308	◇無	1220.83	1220.83
米国優先証券F	分	9.46	9.47
#GAM元本確保Ⅱ	◇無	1104.13	1104.13
#シュローダー0403	◇無	1219.28	1219.28
ニューメジャーF	分	14.60	14.57
#シュローダー0408	⊡無	1282.90	1282.90
グローバルCB	分	10.22	10.27
#シュローダー0412	◇無	1078.84	1078.84
[illegible]			
Gアロユーロ	▲分	98.58	99.14
Gアロ豪ドル	◇分	98.80	99.35
Gアロ円	◆分	9814	9871
#ゴールド105	◇無	11.38	11.37
#フロンティエール	無	94.80	94.80
インドアドバンA	◆分	15539	15556
インドアドバンB	◆分	15412	15429
メロンGM－A	◆分	11366	11476
メロンGM－B	◆分	11305	11414
[illegible]			
YMJDGFドル	無	94.70	96.20
（みずほインベスターズ）			
インベスコGT	分	37.69	38.04
パトナムインカム	分	6.4699	6.4796
MIG	分	11.16	11.13
#プリンスリー・F	無	10.85	10.85
（コスモ）			
#ACMグローバル	分	8.66	8.67
[illegible]			
セレクト90ドル	分	95.98	96.77
セレクト90ユーロ	▲分	70.75	71.56
インベスコJAP	分	28.51	29.05
パンヨーロッパ	▲分	263.78	265.21
セレクト50¥B	◆分	10795	10843
セレクト50$B	分	117.22	117.72
セレクト70¥B	◆分	11236	11309
セレクト70$B	分	113.75	114.48
セレクト10¥B	◆分	10001	10004
[illegible]			
#ヘッジ非確保$	分	10.90	10.90
#ヘッジ非確保E	▲分	10.67	10.67
#MCPファンドⅡ	無	9925.85	9925.85
#PPFユーロ4	▲無	9169.67	9169.67
#Archer16	無	981.47	981.47
#HFRXPPFI	無	9271.09	9271.09
#Archer17	無	975.95	975.95
#100GC	分	10.152	10.152
#100EB	分	9.496	9.496
[illegible]			
（アライアンス・バーンスタイン）			
ヨーロピアンG	▲無	8.60	8.54
ACMテクノロジ	分	111.30	111.14
ACMヘルスケア	分	149.22	148.97
ACMAGP	分	30.23	30.15
ACMGGT－A	分	53.98	53.75
（エイチ・エス）			
#PAMベンチャー	◆無	16987	16987
#PAMⅡ	◆無	11100	11100
[illegible]			

株式週足9カ月間

（6月29日現在、カッコ内は会社コード番号、折れ線は13週移動平均線、棒グラフは売買高）

(4775)


(4801)


(4848)


(5261)


(9603)


金融人事・組織

（役職名のないのは部長職）

[illegible]

企業業績

会社名（証券コード番号）の右は当該決算期の経常利益増減率。その後の数字は総会予定日、または中間配支払い開始日。▮は単独決算。決算期の中は中間決算、予は通期の日本経済新聞社の予想、▮決算期変更または変則決算、▮損失。配当欄の記は記念配含む。不動産投資信託の配当は分配金。予想一株利益は原則として自己株式を含む株式数で算出。連結決算で一株配当は本体の配当。米国基準の経常利益は税引き前利益。―は未公表。（一株利益の場合は未公表または損失）

本決算

決算期	売上高（億円）	営業利益（百万円）	経常利益（百万円）	利益（百万円）	一株利益（円）	一株配当（円）	一株純資産（円）
ライフォート（2756）							8.5
06.5	350	1188	1244	391	35.2	8.0	355.0
▮06.11予	184	―	650	300	27.0	4.0	―

中間決算

決算期	売上高（億円）	営業利益（百万円）	経常利益（百万円）	利益（百万円）	一株利益（円）	一株配当（円）	一株純資産（円）
OSG（6136）					<2496増益>		8.1
05.5中	370	6603	6391	4466	47.6	10.0	509.8
06.5中	441	8301	7950	4338	44.4	12.0	587.9
06.11予	912	―	17400	9700	98.0	28.0	―

四半期

決算期	売上高（億円）	営業利益（百万円）	経常利益（百万円）	利益（百万円）	一株利益（円）
エービーシー・マート（2670）					
05.3－5	463	4035	4678	4013	96.0
06.3－5	187	4450	4727	2730	32.8
燦霧（2683）					
05.3－5	63	417	426	428	―
06.3－5	52	479	481	▮188	―
イオンファンタジー（4343）					
06.3－5	120	1213	1199	663	43.9
スター精密（7718）					
05.3－5	120	1715	1827	975	18.3
06.3－5	137	1877	1876	1138	21.3
高島屋（8233）					
05.3－5	2519	9720	10787	5939	19.3
06.3－5	2578	9309	10407	5886	18.1
イズミ（8273）					
05.3－5	1060	5462	5353	2767	50.3
06.3－5	1072	5985	5954	2422	46.3
ニトリ（9843）					
05.3－5	415	6245	6359	3661	129.6
06.3－5	510	6586	6732	3836	67.8
天満屋ストア（9846）					
05.3－5	238	800	580	236	20.5
06.3－5	236	804	601	158	13.7

NIKKEI NET 総合企業情報 IRデータファイル http://ir.nikkei.co.jp

企業と投資家をつなぐサイト

総合企業情報IRデータファイルは、企業に関するさまざまな情報をワンストップで提供します。
株価はもちろん、関連する日経のニュースなどを表示し、同時に企業から受け付けたIR（投資家向け広報）情報を「企業からのお知らせ」として掲載します。
2004年2月から、上場企業が東京証券取引所運営のTDnetを介して公開する重要情報（適時開示速報）の掲載を開始しました。
各企業の情報は社名や株式コードで簡単に検索できるほか、財務データを駆使した企業評価チャートなども表示します。

企業のさまざまな情報を集約

適時開示速報 即時掲載!!



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企業のIR担当者の皆様へ

御社のIR情報を「総合企業情報 IRデータファイル」に掲載しませんか？
株式売買注文の主流がインターネットになった今、投資家は参考とする情報もインターネット上に求めています。
また、株価や関連ニュース、業績・財務データに加えて企業が自ら発信するIR情報へのニーズも高まっています。
有望な投資家層に届くメディアとして、ぜひ「総合企業情報IRデータファイル」をご活用ください。

総合企業情報IRデータファイルお問い合わせ先：日本経済新聞社 電子メディア局 インターネット総部インターネット営業部 E-Mail mmeigyo@nikkei.co.jp

低PBR上位50

ジャスダック企業
(単位：倍、基準値は円)

順位	銘柄	PBR	基準値
①	ファイリング	0.3479	460
②	三ッ星	0.3605	345
③	三相電機	0.3757	592
④	KVK	0.3799	212
⑤	ユニペイン	0.3846	247
⑥	大成温調	0.3853	450
⑦	ジャルコ	0.3929	192
⑦	永大化工	0.3929	370
⑨	テノックス	0.3996	430
⑩	静甲	0.4019	840
⑪	フジフーズ	0.4043	388
⑫	細田工務	0.4081	665
⑬	ヤギコーポ	0.4098	414
⑭	山崎建設	0.4171	299
⑮	国土総合	0.4214	484
⑯	カウボーイ	0.4318	367
⑰	HKS	0.4320	708
⑱	日本土建	0.4353	590
⑲	新東	0.4385	347
⑳	新輝合成	0.4460	371
㉑	セフテック	0.4464	280
㉒	光製作	0.4473	840
㉓	マツモト	0.4480	540
㉔	ゴトー	0.4490	520
㉕	札鋼	0.4499	412
㉖	三信建	0.4501	221
㉗	山洋工	0.4529	240
㉘	五洋インテ	0.4530	229
㉙	セレスポ	0.4578	310
㉚	トミタ電機	0.4598	540
㉛	理研グリン	0.4634	370
㉜	浜丸魚	0.4707	981
㉝	フォーサイド	0.4748	14020
㉞	シンクレイヤ	0.4754	300
㉟	旭ダンケ	0.4806	294
㊱	アトムリビン	0.4814	982
㊲	ジオマテック	0.4829	1296
㊳	協和日成	0.4869	319
㊴	岡毛システム	0.4875	990
㊵	トーイン	0.4887	715
㊶	オーデリック	0.4914	1190
㊷	新潟放	0.4993	968
㊸	リリカラ	0.5024	313
㊹	太洋物産	0.5052	368
㊺	大本組	0.5054	849
㊻	大井電気	0.5061	271
㊼	クラッポ	0.5063	605
㊽	セキチュー	0.5093	500
㊾	三東工業	0.5111	250
㊿	ヤマト・イン	0.5119	345

(注)純資産額は最新連結本決算の実績数値。連結実績がなければ単独本決算実績。株式数は直近数値。×印は整理・監理ポスト銘柄

ネット証券5社の売買代金上位15銘柄
(単位億円、6月29日)

【売り】5社合計			【買い】5社合計	
みずほFG	116	①	ソフトバンク	129
三菱UFJ	115	②	アドウェイズ	70
ソフトバンク	89	③	みずほFG	67
アドウェイズ	70	④	アストマクス	58
アストマクス	62	⑤	三菱UFJ	43
セキュアヴェ	40	⑥	セキュアヴェ	41
トヨタ	31	⑦	アルデプロ	36
アルデプロ	30	⑧	ガンホー	31
モジュレ	29	⑨	モジュレ	31
りそなHD	28	⑩	テクノマセマ	30
テクノマセマ	28	⑪	NTTドコモ	28
ソニー	26	⑫	イートレード	28
キヤノン	26	⑬	オリックス	26
NTTドコモ	25	⑭	三井住友FG	26
日本サード	24	⑮	日本サード	26

東京株式市場 ここに注目

◆…三十日の株式市場では、外国人投資家の動向に注目が集まる。二十九日は寄り付き前の外国証券経由の売買注文（市場推計）が九日ぶりに買い越しとなり、国内投資家の安心感につながった。買い越しが続けば、相場上昇の支援材料となりそうだ。一方、米連邦公開市場委員会（FOMC）終了後の声明文発表を受け、再度売り越しに転じるようだと、相場の重しになりかねない。

◆…朝方発表の五月の全国消費者物価指数（CPI、生鮮食品を除く）も焦点。市場予想の平均は前月比プラス〇・六％だが、上振れれば日銀が七月にもゼロ金利を解除するとの見方が強まりそうで、「株式相場に逆風となる」（朝日ライフアセットマネジメント）。為替の円高・ドル安を招けば輸出関連株売りにつながる可能性もある。

◆…七月三日の日銀企業短期経済観測調査（短観）を見極めるまで投資家の様子見が続くとの見方も多い。薄商いが続けば、株価指数先物主導で値動きの荒い展開となることも想定される。

相場を読む

株式

いちよし証券　チーフストラテジスト　高橋　正信氏

10―11月にかけ高値試す場面も

足元は金融政策の先行き不透明感などから手掛けにくい相場となっている。ただ慎重だった企業業績の見通しは、中間決算で上方修正があり そう。個人投資家の買いが戻れば市場エネルギーが増し、日経平均株価は今年の高値である一万七千五百六十三円を試す場面がありそうだ。

福井俊彦日銀総裁が村上ファンドに出資していた問題が、ゼロ金利解除時期にどの程度影響を及ぼすかを見極めたい投資家は多い。この問題が尾を引けば、積極的には買い進みにくい展開がしばらく続くとみている。

ただ企業業績は堅調で、中間決算では二〇〇七年三月期業績の上方修正が見込めそう。相場が長い間低迷した要因の一つは、今期企業業績の見通しが慎重だったこと。十月下旬から十一月にかけて見込まれる業績上方修正を契機に見直し買いが入り、相場が上昇する公算が大きい。

新興市場で損を抱えた個人投資家の動きが鈍いため、商いが低調になっている。新興市場が出直り、個人投資家の投資余力が回復すれば商いは活発さを取り戻し、上値を追う勢いが出てきそうだ。

個別では、海外の設備投資拡大の恩恵を受けそうな、コマツなど設備投資関連銘柄に投資妙味がありそう。

長期金利

トヨタアセットマネジメント　運用部チーフファンドマネジャー　深代　潤氏

9月末まで1.7―2.1%

新発十年物国債利回りは、九月末まで一・七―二・一％で推移するだろう。国内外の景気は良く、物価上昇圧力がかかっている。長期金利は上昇圧力にさらされ、徐々に上昇するとみている。

国内景気は内需が堅調で底堅い。米国も足元の景気はいい。米国景気の先行き減速懸念はあるが、国内景気への影響は少ないだろう。七月三日に発表となる日銀企業短期経済観測調査（短観）では、二〇〇六年度の設備投資計画が前年度比五％増以上の強めの数字になると予想している。

五月の全国消費者物価指数（CPI）は〇・五％程度となり、日銀のゼロ金利政策解除は七月になるだろう。CPIのプラスは定着し、基調改定後もマイナスに戻る懸念は小さい。米国の景気減速が顕在化しないうちに、利上げに踏み切る可能性が高い。福井総裁の村上ファンド出資問題が金融政策に影響することはないはずだ。

七月以降、二度目の利上げが意識されれば二・一％程度に上昇する場面もあるだろう。ただ、四―六月は債券の残高を減らしてきた投資家が多く、これから九月の中間決算期末に向けて債券を買い増す需要はある。このため急に利回りが上昇する可能性は低いとみている。

ストックマーケット　主役はこの銘柄

値上がり率(%)

【東証1部】		【東証2部】		【ジャスダック】	
①ITFOR	11.6	①北日紡	18.2	①NIC	37.3
②キングジム	9.6	②キョウデン	7.3	②ブロッコリー	18.9
③ダイセキ	9.5	③リード	7.1	③中京医薬	17.7
④富士興	9.1	④児玉化	6.1	④コーエネット	14.2
⑤久光薬	7.9	⑤日精機	6.0	⑤ニューテック	14.0
⑥Jオイル	7.7	⑥三条機	5.7	⑥ACホールデ	13.2
⑦アーク	7.4	⑦本州化	5.4	⑦WDB	12.8
⑧サンシティ	7.0	⑧トーヨアサノ	5.2	⑧日本サード	11.1
⑨都民銀	6.0	⑨Jブリッジ	5.1	⑨ウルシステム	9.7
⑩FCC	5.8	⑩サイボウズ	5.0	⑩アクセス	9.4
⑪ツルハHD	5.7	⑪三井情報	4.9		
⑫有機薬	5.7	⑫川本産業	4.8		
⑬日新	5.3	⑬西川ゴム	4.6		
⑭協栄産	5.2	⑭日本調剤	4.5		
⑮住友ベ	5.2	⑮グリーンHS	4.5		
⑯A&D	5.1				
⑰新日石	5.0				
⑱石川製	5.0				
⑲巴工業	4.9				
⑳福岡銀	4.6				
㉑リンテック	4.6				
㉒アート	4.5				
㉓関西アーバン	4.4				
㉔AOCHD	4.3				
㉕藤森工業	4.3				
㉖ケミファ	4.2				
㉗第一三共	4.2				
㉘アータス	4.1				
㉙東京製鉄	4.1				
㉚クリエート	4.1				

値下がり率(%)

【東証1部】		【東証2部】		【ジャスダック】	
①リゾートソリ	6.3	①LDオート	8.2	①東新住建	41.1
②ヤオコー	6.0	②リオン	6.4	②ペイントH	15.6
③BPカストロ	5.8	③パオ	3.8	③ユニバホーム	12.5
④CVSベイ	4.9	④ツインバード	3.7	④YOZAN	9.2
⑤FDCP	4.8	⑤イクヨ	3.7	⑤アルバイトT	9.0
⑥ノーリツ鋼機	4.4	⑥東海運	3.4	⑥元旦	8.1
⑦日精化	4.4	⑦ASTI	3.2	⑦ビーアイジー	6.9
⑧千代田インテ	4.3	⑧パナーズ	3.1	⑧ジェイホーム	5.5
⑨養命酒	4.3	⑨川口化	3.1	⑨ホロン	5.5
⑩ホウスイ	4.0	⑩コンドー	3.1	⑩共同コン	5.5
⑪ヤマウラ	4.0	⑪D&M	2.8		
⑫電通トーソク	4.0	⑫トスコ	2.8		
⑬ダイビル	3.9	⑬オリジン東	2.7		
⑭日東網	3.8	⑭さいか屋	2.6		
⑮ローランド	3.8	⑮サーボ	2.5		
⑯ダイダン	3.7				
⑰東海理	3.7				
⑱三陽商	3.6				
⑲トランスコス	3.6				
⑳東プレ	3.5				
㉑JSP	3.4				
㉒山水電	3.4				
㉓セントラル	3.4				
㉔ニッセン	3.3				
㉕インパクト	3.3				
㉖サンウエブ	3.3				
㉗今仙電機	3.3				
㉘アネストワン	3.2				
㉙セシール	3.2				
㉚日立粉末	3.2				

売買代金(百万円)

【東証1部】		【東証2部】		【ジャスダック】	
①みずほFG	107782	①サイボウズ	4348	①アストマクス	10365
②三菱UFJ	103663	②LDオート	2079	②日本サード	5115
③NTTドコモ	39624	③邦チタ	1585	③楽天	4616
④ソニー	36723	④日本調剤	722	④イートレード	4160
⑤トヨタ	34726	⑤スルガコーポ	668	⑤佐藤渡辺	2973
⑥野村	31573	⑥キョウデン	658	⑥Human	2416
⑦ソフトバンク	31487	⑦北日紡	586	⑦WDB	1997
⑧三井住友FG	29968	⑧石井表記	506	⑧アーク	1785
⑨キヤノン	28022	⑨グリーンHS	477	⑨テレウェイヴ	1766
⑩ホンダ	25516	⑩Jブリッジ	409	⑩NIC	1289
⑪オリックス	22572				
⑫日産自	22244				
⑬武田	21201				
⑭ミレアHD	20481				
⑮りそなHD	18722				
⑯ヤフー	17977				
⑰HOYA	15846				
⑱JR東日本	15842				
⑲菱地所	15645				
⑳セブン&アイ	14327				

売買株数(千株)

【東証1部】		【東証2部】		【ジャスダック】	
①新日鉄	33104	①LDオート	12898	①サハダイヤ	20300
②みずほ信	30922	②北日紡	3723	②ACホールデ	10738
③三菱自	26302	③東理HD	2372	③佐藤渡辺	9912
④NEC	23023	④中外鉱	2224	④IBダイワ	5358
⑤三菱電	18742	⑤昭ゴム	1961	⑤イチヤ	4134
⑥日産自	18677	⑥森電機	1593	⑥ブロッコリー	2327
⑦富士興	18590	⑦プリヴェ再生	1326	⑦クロニクル	2136
⑧住金	16569	⑧BSL	1286	⑧ジャレコ	1672
⑨ニッシン	16535	⑨ニチモ	1196	⑨クオンツ	1385
⑩東芝	15777	⑩キョウデン	1066	⑩ペイントH	1357
⑪野村	15191				
⑫JAL	14498				
⑬神戸鋼	14184				
⑭日立	13780				
⑮ソフトバンク	12638				
⑯新日鉱HD	12201				
⑰丸紅	11695				
⑱マルハ本社	11452				
⑲新生銀	11070				
⑳三菱レ	10457				

売買増加率(%)

【東証1部】		[illegible]		【東証2部】	
①富士興	4068	⑬久光薬	625	①ファインシン	2600
②ファルコ	1260	⑭堺化学	580	②日新商	1750
③ダイセキ	1170	⑮石川製	569	③イクヨ	1300
④千代田インテ	1009	⑯ユニチャムペ	558	④JIEC	822
⑤中部飼	933	⑰ローランド	542	⑤寺岡製	800
⑥きんでん	918	⑱Jオイル	531		
⑦ダイダン	900	⑲ノーリツ鋼機	528		
⑧NEOMAX	840	⑳白洋舎	525		
⑨船井電	725				
⑩荘内銀	720				
⑪日研化	672				
⑫エフピコ	625				

スタイルインデックス

		前日比	年初来最高	年初来最低
日経バリュー	485.67	△6.06	555.59(06/4/7)	461.41(06/6/13)
日経グロース	187.82	△2.01	211.99(06/5/8)	178.91(06/6/13)

株価指標

(29日、東は東証、大は大証。①は1部、②は2部)

		前日比	昨年末比騰落率(%)	年初来最高	年初来最低
日経平均(円)	15121.15	△235.04	▲6.1	17563.37(06/4/7)	14218.60(06/6/13)
日経300	301.45	△4.43	▲4.4	344.66(06/4/7)	283.89(06/6/13)
日経500平均(円)	1369.86	△14.08	▲8.5	1596.29(06/4/7)	1303.93(06/6/13)
日経JAPAN1000	1800.52	△24.63	▲5.7	2074.40(06/4/7)	1696.43(06/6/13)
日経総合株価指数	452.06	△5.59	▲7.2	524.01(06/4/7)	426.82(06/6/13)
単純平均(円) 東①	467.14	△2.96	▲17.0	579.88(06/2/7)	443.92(06/6/13)
東②	362.34	△2.64	▲21.1	480.21(06/1/16)	344.52(06/6/8)
大①	615.08	△2.75	▲12.4	730.69(06/1/31)	587.93(06/6/14)
東証株価指数 ①総合	1547.75	△20.24	▲6.1	1783.72(06/4/7)	1458.30(06/6/13)
大型株	1581.52	△24.40	▲4.0	1804.50(06/4/7)	1483.62(06/6/13)
中型株	1594.49	△19.66	▲7.7	1857.22(06/4/7)	1506.73(06/6/13)
小型株	2287.85	△6.12	▲12.0	2730.45(06/2/7)	2177.48(06/6/8)
②総合	4358.28	△32.49	▲15.6	5531.09(06/1/16)	4076.75(06/6/8)
東証REIT	1633.54	△2.64	△1.9	1768.87(06/5/8)	1535.61(05/6/20)
大証修正平均(円) ①250種	28657.59	△122.56	▲7.1	33353.50(06/4/10)	27271.89(06/6/14)
②40種	7169.32	△41.26	▲5.4	8269.96(06/2/6)	6841.56(06/6/8)
マザーズ指数	1449.08	△21.90	▲43.0	2799.06(06/1/16)	1276.18(06/6/8)
ヘラクレス指数	2291.22	△48.65	▲38.9	4234.52(06/1/16)	2059.84(06/6/8)
日経ジャスダック平均(円)	2328.98	△4.73	▲13.4	2904.38(06/1/16)	2210.62(06/6/8)
JQ指数	99.77	△0.63	▲23.5	142.81(06/1/16)	94.19(06/6/8)
Jストック指数	2018.45	△15.93	▲26.3	3042.87(06/1/16)	1925.21(06/6/8)

ボリューム指標

(29日)

		前日比	年初来最高	年初来最低
売買高(千株) 東①	1428744	▲37880	3279715(06/1/18)	1319283(06/5/1)
東②	45491	△2832	313998(06/1/10)	42659(06/6/28)
大①	13098	△2224	75018(06/4/3)	10874(06/6/28)
大②	14056	▲289	41338(06/4/17)	8167(06/5/1)
ジャスダック	80742	▲3891	376583(06/1/18)	38919(06/3/28)
売買代金(百万円) 東①	2090392	△77960	4201007(06/6/9)	1730559(06/6/19)
東②	20490	▲3189	115348(06/2/8)	16766(06/5/29)
大①	40000	△9710	89068(06/2/2)	26334(06/4/17)
大②	3488	△234	12456(06/4/17)	2474(06/5/25)
ジャスダック	63887	▲3062	326822(06/1/17)	50765(06/6/26)
売買単価(円) 東①	1463.09	△90.94	1664.12(06/4/21)	1116.22(06/6/12)
東②	450.41	▲104.65	960.19(06/2/1)	182.96(06/3/2)
大①	3053.90	△268.35	4190.35(06/5/26)	920.55(06/4/3)
大②	248.15	△21.31	545.77(06/6/12)	212.39(06/6/20)
ジャスダック	791.24	△0.19	2969.21(06/1/4)	534.07(06/4/10)
時価総額(億円、普通株式数ベース) 東①	4989073	△62144	5746434(06/4/7)	4709613(06/6/13)
東②	81403	△550	113831(06/1/16)	76184(06/6/8)
ジャスダック	153715	△506	212265(06/1/16)	145217(06/6/8)

テクニカル指標

(29日)

日経平均の移動平均(かい離率、%)		年初来最高	年初来最低
6日	15098.53円(△0.14)	17410.71円(06/4/11)	14535.96円(06/6/15)
25日	15099.79円(△0.14)	17211.24円(06/5/9)	15099.79円(06/6/29)
75日	16230.59円(▲6.83)	16598.11円(06/5/17)	14288.78円(06/1/4)
200日	15396.73円(▲1.78)	15396.73円(06/6/29)	12645.31円(06/1/4)

【東証1部】		年初来最高	年初来最低
売買高6日移動平均(千株)	1520873	2562443(06/1/13)	1520873(06/6/29)
売買高回転率(6日移動平均、年率%)	139.3	238.6(06/1/13)	139.3(06/6/29)
売買代金6日移動平均(百万円)	2023889	3303016(06/1/19)	1947692(06/6/26)
売買単価6日移動平均(円)	1332.39	1573.73(06/4/26)	1236.56(06/6/19)
売買高10位占有率(%)	15.2	34.5(06/2/27)	15.2(06/6/29)
売買高30位占有率(%)	30.6	47.5(06/1/30)	28.9(06/3/10)
騰落レシオ6日移動平均(%)	104.0	271.0(06/1/31)	27.5(06/5/16)
騰落レシオ25日移動平均(%)	83.2	133.9(06/4/10)	54.3(06/6/13)

	前期基準	予想	年初来最高	年初来最低
平均利回り(%、売買単位換算) 東①225種	1.03	1.11	1.19(06/6/13)	0.85(06/4/7)
東①300	1.11	1.17	1.24(06/6/13)	0.92(06/1/31)
東①500種	1.04	1.09	1.16(06/6/13)	0.84(06/2/6)
東①全銘柄	1.15	1.18	1.24(06/6/13)	0.90(06/2/7)
東②全銘柄	1.29	1.29	1.36(06/6/8)	0.99(06/2/7)
ジャスダック	1.37	1.37	1.44(06/6/8)	1.02(06/1/16)
PER(株価収益率、倍、連結ベース) 東①225種	19.15	18.63	23.79(06/4/7)	17.45(06/6/13)
東①300	19.20	18.83	23.61(06/4/7)	17.69(06/6/13)
東①500種	19.34	19.06	23.87(06/4/21)	17.91(06/6/13)
東①全銘柄	20.09	19.26	24.63(06/4/7)	18.16(06/6/13)
東②全銘柄	25.92	19.72	29.45(06/4/10)	18.62(06/6/8)
ジャスダック	41.89	22.77	50.44(06/1/16)	21.53(06/6/8)
PBR(株価純資産倍率、倍、連結ベース) 東①225種	1.89		2.71(06/4/7)	1.78(06/6/13)
東①300	1.84		2.59(06/4/7)	1.74(06/6/13)
東①500種	1.87		2.65(06/4/7)	1.76(06/6/13)
東①全銘柄	1.79		2.50(06/4/7)	1.69(06/6/13)
東②全銘柄	1.36		2.07(06/1/16)	1.27(06/6/8)
ジャスダック	1.90		2.92(06/1/16)	1.79(06/6/8)

先物の主な手口

日経300先物
(29日、大証、単位枚)

▽9月物 売り		買い	
広田	90	広田	119
大和SMBC	55	Jモルガン	90
ウツミ屋	51	ウツミ屋	6
ひまわり	12	UBS	4
カリヨン	8	ひまわり	4
Gサックス	5	大和SMBC	2
HSBC	4		

日経平均先物
(29日、大証、単位枚)

▽9月物 売り		買い	
モルガンS	3471	ソシエテ	4493
カリヨン	3341	カリヨン	3679
トレイダーズ	3265	トレイダーズ	3100
大和SMBC	3060	藍沢	2885
ソシエテ	2775	ABNアムロ	2852
岡三	2715	岡三	2750
藍沢	2480	Jモルガン	2317
ABNアムロ	2409	クレディS	2123

TOPIX先物
(29日、東証、単位枚)

▽9月物 売り		買い	
Gサックス	6056	大和SMBC	2878
モルガンS	2254	Gサックス	2750
三菱UFJ証	1962	クレディS	2445
ドイツ	1814	メリル日本	1880
大和SMBC	1389	ドイツ	1665
SMBCフレ	1341	モルガンS	1663
野村	1331	ABNアムロ	1601
UBS	1289	SMBCフレ	1331

○立会外取引(29日)

東証	売買高(百株)	売買代金(百万円)
単一銘柄	704924	51542
終値	27710	59900
バスケット	2196665	336702
合計	2929299	448145
大証		
単一銘柄	48908	5562
バスケット	—	—
合計	48908	5562

転換社債・新株予約権付社債売買高上位
(29日、東証、単位十万円)

	銘柄		
1	スズキ	④	35850
2	昭栄	③	3310
3	ホトニクス	③	990
4	昭栄	④	560
5	大明	③	450
6	愛知鋼	⑤	430
7	イズミ	⑤	320
8	住友ベ	⑥	260
9	NEC	⑩	240
10	川重	⑨	170

値上がり銘柄数	13
同6日移動平均	10
値下がり銘柄数	5
同6日移動平均	6
逆かい離銘柄数	14
年初来高値銘柄数	2
年初来安値銘柄数	4

個別株オプション取引高上位10銘柄
(29日、銘柄名直後のCはコール、Pはプット)

東証

順位	銘柄名	限月	権利行使価格	終値	取引高	建玉
1	オリックスP	7	27000	1035	180	0
1	オリックスP	7	25000	330	180	0
3	王子紙C	7	650	7.0	84	94
4	資生堂C	7	2000	132.0	40	40
4	資生堂C	7	2200	22.0	40	40
6	HOYAC	8	4400	70	30	30
7	住友信P	7	1200	44.5	10	0
7	旭化成C	8	800	6.0	10	10

総取引高　コール 204枚　プット 370枚　　総建玉　コール 3332枚　プット 7763枚

大証

順位	銘柄名	限月	権利行使価格	終値	取引高	建玉
1	ソフトバンクC	8	3000	47.5	100	1000
2	富通C	7	320000	2500	500	500
2	ソニーC	7	5000	70	500	0
2	NTTC	7	650000	8500	500	0
5	アドテストC	7	12000	95	300	100
5	キヤノンC	7	5333	180	300	40
7	信越化C	7	6000	160	150	150
8	みずほFGP	7	950000	19500	120	120
9	新日鉄P	7	425	13.0	100	100
10	東芝C	7	700	38.5	90	200

総取引高　コール 3484枚　プット 236枚　　総建玉　コール 22682枚　プット 10738枚

転換社債・新株予約権付社債指標(東証)　QUICK平均(円) 707.48(▲1.01)　売買高(百万円) 4595(△4401)

		前日比	年初来最高	年初来最低
単純平均(円)	137.99	△0.21	159.66(06/1/6)	137.02(06/6/14)
かい離平均(%)	△41.46	△0.82	△46.80(06/6/8)	△23.31(06/1/12)
パリティ平均(円)	119.34	△1.10	147.98(06/1/6)	113.88(06/6/13)
平均直利(%)	0.46	0	0.48(06/1/10)	0.43(06/3/30)
値付き率(%)	40.38	△0.97	71.15(06/4/3)	29.13(06/6/13)

指数先物・オプション

(29日、円、枚、▲は気配値)

<日経平均先物・大証>

	始値	高値	安値	終値	前日比	売買高	建玉
06/9月	14990	15150	14980	15130	+210	56550	295999
06/12月	14950	15120	14950	15080	+220	16	71821
07/3月	15020	15020	14940	14940	—	2	1177
限月間スプレッド 9—12月	—	—	—	—	—	—	

<日経平均先物・CME>—28日(売買高は暫定値)

	始値	高値	安値	清算値	前日比	売買高	建玉
06/9月	14890	15015	14865	15010	+120	6437	36806
06/12月	15100	15100	15100	14985	+120	1	459
07/3月	—	—	—	14985	+120	—	2

<日経平均先物・SGX>

	始値	高値	安値	清算値	前日比	売買高	建玉
06/9月	15015	15150	14980	15135	+210	40834	184170
06/12月	—	15090	—	15085	+235	—	—
07/3月	—	—	—	15095	+235	—	1

<日経300先物・大証>

	始値	高値	安値	終値	前日比	売買高	建玉
06/9月	296.8	302.0	296.8	301.0	+3.5	225	13510
06/12月	—	—	—	—	—	—	0
07/3月	—	—	—	—	—	—	0
限月間スプレッド 9—12月	—	—	—	—	—	—	

<TOPIX先物・東証>

	始値	高値	安値	終値	前日比	売買高	建玉
06/9月	1534.0	1550.5	1534.0	1545.0	+14.5	29885	378255
06/12月	—	—	—	—	—	—	57
07/3月	—	—	—	—	—	—	445
限月間スプレッド 9—12月	—	—	—	—	—	—	

日経平均オプション

	権利行使価格	7月 終値	前日比	売買高	建玉	8月 終値	前日比	売買高	建玉	9月 終値
コール	14500	735	+160	74	3845	775	—	1	4769	—
	15000	370	+105	3421	15034	550	+100	492	3213	610
	15500	155	+55	5878	23092	320	+70	1830	5195	435
	16000	55	+20	7407	20176	165	+40	3067	11306	260
	16500	15	+6	5004	24454	65	+30	1754	8065	150
プット	13500	15	−5	1265	19627	75	−15	1479	6300	130
	14000	35	−20	5169	19157	140	−35	1934	9018	220
	14500	110	−40	2466	18472	265	−55	1532	6569	345
	15000	275	−85	2122	11622	440	−110	2270	6312	535
	15500	550	−180	478	11998	750	−70	1	2095	800

総売買高コール 39853枚　プット 28278枚　日経平均HV 29.1
当日総建玉コール378010枚　プット470335枚　日経平均IV 26.8
(注)日経平均先物・SGXは建玉を除き日中取引、建玉は前日

取引参加者別裁定取引状況
売買高上位10取引参加者(27日、千株、%)

参加者名	売り	比率	買い	比率
①Gサックス	0	0.0	7,599	41.3
②野村	2,125	28.1	5,007	27.2
③ソシエテ	1,566	20.7	1,708	9.3
④みずほ証	1,862	24.6	1,323	7.2
⑤ドイツ	0	0.0	2,242	12.2
⑥モルガンS	812	10.7	205	1.1
⑦クレディS	579	7.7	205	1.1
⑧メリル日本	610	8.1	113	0.6
⑨	—	—	—	—
⑩	—	—	—	—
全社合計	7,554	100.0	18,402	100.0

商品先物

(29日)

<東京金>(1グラム)

	始値	高値	安値	終値	前日比
8月	2164	2182	2164	2170	▲1
10月	2175	2185	2169	2175	▲2
12月	2173	2183	2169	2176	▲3
2月	2185	2196	2181	2184	▲4
4月	2195	2207	2193	2194	▲4
6月	2208	2216	2203	2203	▲5

<東京ゴムシート3号>(1キロ)

	始値	高値	安値	終値	前日比
7月	317.8	323.0	317.1	322.0	△3.3
8月	312.0	316.9	312.0	315.3	△1.7
9月	308.2	312.7	307.8	310.3	△1.6
10月	305.0	309.4	305.0	306.2	△0.2
11月	303.8	308.3	303.5	306.1	△3.2
12月	306.3	310.3	305.7	308.7	△2.2

<東京粗糖>(1トン)

	前1	前2	前3	後1	後2	後3	前日比
9月	42350	42340		42520	42720	42140	▲30
11月	42490	42510		42600	42450	42430	▲190
1月	43450	43310		43210	43330	43360	▲310
3月	44290	44150		44010	44120	43980	▲90
5月	44440	44440		44170	44260	44270	▲180
7月	44630	44540		44500	44410	44500	▲260

<中部鉄スクラップ>(1トン)

	前1	前2	前3	後1	後2	後3	前日比
7月	27490	27490		27490	27490		0
8月	28790	28790		28800	28840		△10
9月	28840	28840		28850	28890		△60
10月	26530	26530		26540	26530		0
11月	26620	26620		26610	26570		▲10
12月	26690	26690		26680	26590		[illegible]

<関西小豆>(30キロ)

	前1	前2	前3	後1	後2	後3	前日比
7月	8300	8300	8300	8300	8300	8300	0
8月	8370	8370	8370	8370	8370	8370	0
9月	8390	8390	8390	8390	8390	8390	0
10月	8560	8560	8560	8560	8560	8560	0
11月	9560	9560	9560	9560	9560	9560	0

<福岡大豆ミール>(1トン)

	前1	前2	前3	後1	後2	後3	前日比
8月	33810	33810	33810	33810	33810	33810	0
10月	33810	33810	33810	33810	33810	33810	0
12月	33810	33810	33810	33810	33810	33810	0
2月	33810	33810	33810	33810	33810	33810	0
4月	33810	33810	33810	33810	33810	33810	0
6月	33810	33810	33810	33810	33810	33810	0

<東京白金> [illegible]

<東京銀> [illegible]

<東京パラジウム> [illegible]

<東京原油> [illegible]

<東京ガソリン> [illegible]

<東京灯油> [illegible]

<東京アルミニウム> [illegible]

<東京トウモロコシ> [illegible]

<東京一般大豆> [illegible]

<東京Non-GMO大豆> [illegible]

<東京大豆ミール> [illegible]

<東京コーヒーアラビカ> [illegible]

<東京コーヒーロブスタ> [illegible]

<東京野菜> [illegible]

<中部ガソリン> [illegible]

<中部灯油> [illegible]

<中部軽油> [illegible]

<中部鶏卵> [illegible]

<大阪アルミニウム> [illegible]

<大阪ニッケル> [illegible]

<大阪ゴムシート3号> [illegible]

<大阪ゴムTSR20> [illegible]

<大阪ゴム指数> [illegible]

<関西Non-GMO大豆> [illegible]

<関西コーン75指数> [illegible]

<関西コーヒー指数> [illegible]

<関西冷凍エビ> [illegible]

<関西粗糖> [illegible]

<福岡トウモロコシ> [illegible]

<福岡Non-GMO大豆> [illegible]

<福岡ブロイラー> [illegible]

<金オプション> [illegible]

コール　売買高計 25　建玉計 1055　金IV 18.14
プット　売買高計 25　建玉計 100　金IV 18.14

売買高・建玉

	売買高	建玉
東京金	47982	315825
東京白金	27543	95114
東京銀	1277	16523
東京パラジウム	656	13399
東京原油	7412	45155
東京ガソリン	64907	67214
東京灯油	17769	49144
東京アルミニウム	194	4472
東京ゴムシート3号	39886	64335
東京トウモロコシ	16438	115175
東京一般大豆	4481	46497
東京Non-GMO大豆	43474	212458
東京大豆ミール	12	18
東京小豆	966	15182
東京コーヒーアラビカ	8734	48111
東京コーヒーロブスタ	1129	5610
東京粗糖	2986	30819
東京生糸	45	1065
東京野菜	13	367
中部ガソリン	23603	66747
中部灯油	13261	57138
中部軽油	36	0
中部鶏卵	43	590
中部鉄スクラップ	24	449
大阪アルミニウム	162	3678
大阪ニッケル	30	1276
大阪ゴムシート3号	892	6982
大阪ゴムTSR20	143	1376
大阪ゴム指数	888	5661
関西Non-GMO大豆	36	19
関西小豆	36	9
関西コーン75指数	36	112
関西コーヒー指数	134	738
関西冷凍エビ	31	1575
関西粗糖	30	13
福岡トウモロコシ	365	2908
福岡Non-GMO大豆	36	53
福岡大豆ミール	36	20
福岡ブロイラー	24	17

日証金残高

29日 （単位、千株、万円、貸借銘柄）

	貸株申込	貸株返済	貸株残	融資申込	融資返済	融資残
株数合計	53572	32870	881291	44604	78512	1950868
金額合計	77639	41500	651356	34877	81157	1393229
日証金残高		819494	▲160187		更新差金	▲9361
貸株に対する融資の倍率			2.21			

（注）ジャスダックは除く

新会社法
日本版SOX法は
勘定奉行におまかせあれ

新会社法 日本版SOX法対応 奉行21Ver.Ⅲ

奉行21Ver.Ⅲは企業の規模に関わらず全ての会社が影響を受ける2006年5月1日施行「新会社法」に、いち早く対応。会計情報のスピーディな開示が評価される時代の会計業務を強力に支援。
「日本版SOX法」対応を検討する企業には、企業の内部統制強化を支援すると ともに、連結決算・シェアードサービス等ITインフラを用意。広範囲な「日本版SOX法」支援サービスを提供していきます。

OBCでは日本版SOX法に関するコンサル事業者を募集しております。

■新会社法/日本版SOX法
■ブロードバンドに対応
■シェアードサービスに対応
■豊富なオプション製品をご用意
■拡張性も万全
■個人情報保護の強化
■電子申告に対応
■セキュリティの充実

勘定奉行
奉行シリーズ 445,000円～
奉行LANPACK 47,000円～
奉行iERP 5,100円～

新会社法/日本版SOX法は奉行シリーズで！
セミナー開催、日程など詳細はホームページへ
http://www.obc.co.jp

株式会社オービックビジネスコンサルタント
http://www.obc.co.jp/

OBCの最新ソリューションを提供するパートナー企業募集中

マザーズ

6月29日（木曜日）

年初来高値	月日	安値	月日	番号	銘柄	始値	高値	安値	終値	前日比	動出率	売買高	平均	PER	利回
[illegible]															

ヘラクレス

年初来高値	月日	安値	月日	番号	銘柄	始値	高値	安値	終値	前日比	動出率	売買高	平均	PER	利回
[illegible]															

<整理ポスト>

外国株

年初来高値	月日	安値	月日	番号	銘柄	始値	高値	安値	終値	前日比	売買高
<東証第1部>											
180	2/6	135	6/13	1773	KYTL	—	—	—	—	—	—
[illegible]	3/9	4400	[illegible]	4700	ダイアモ[illegible]	—	—	—	—	—	—
5150	5/10	4400	3/6	4863	バイエル	—	—	—	—	—	—
2400	4/5	2050	6/14	5051	B P	1300	1300	1300	1300	[illegible]	[illegible]
[illegible]	5/18	[illegible]	[illegible]	5412	ポスコ	7480	7600	7480	7520	↓230	475
2105	3/24	1342	6/13	6687	アルカテル	—	—	—	—	—	—
9300	4/5	6200	1/10	7659	V.W	—	—	—	—	—	—
9900	4/28	7800	1/11	7661	ボーイング	—	—	—	—	—	—
5400	3/23	4460	1/27	8634	C J P M	—	—	—	4800	—	—
3350	3/31	2760	1/18	8637	A N A B	—	—	—	—	—	—
2190	4/20	1830	6/20	8641	[illegible]	1950	1950	1950	1950	[illegible]	[illegible]
5950	1/12	5050	2/9	8648	B A C	5600	5600	5600	5600	↑200	20
14100	5/9	11330	1/4	8651	Cドイツ銀	12030	12050	12030	12050	↑20	20
14580	4/26	11200	1/20	8657	C U B S	—	—	—	—	—	—
8100	1/5	6500	6/7	8685	C A I G	—	—	—	—	—	—
5650	2/16	5180	5/19	8686	AFLAC	5300	5300	5300	5300	↓50	120
2300	4/5	1800	2/14	8689	Cエイゴン	—	—	—	—	—	—
687	4/21	530	1/4	8690	E.HLD	—	—	—	581	—	—
1899	4/7	1680	1/17	9481	テレフォニカ	—	—	—	—	—	—
2020	4/25	1751	5/26	9496	独テレコム	1790	1793	1790	1791	↓11	110
<整理ポスト>											
7400	2/15	5180	5/23	7663	C D C X	5440	5440	5310	5320	↓80	224
<マザーズ>											
109000	5/1	59800	3/7	9399	B新華F	74100	76700	72600	75300	↓500	211.7
<ヘラクレス>											
210	1/6	105	2/21	4875	Kメディシノバ	130	136	130	135	↓4	4500

大阪カントリーファンド

年初来高値	月日	安値	月日	番号	銘柄	始値	高値	安値	終値	前日比	売買高
4730	5/9	3900	6/22	8676	Aコリア	—	—	—	3990	ケ	
1534	1/26	1290	6/28	8677	Aスペイン	—	—	—	1386	ケ	
1361	4/25	1030	1/17	8680	Aシンガポール	—	—	—	1135	ケ	
1490	5/11	996	6/14	8681	Aコリア・E	—	—	—	1135	ケ	
2100	5/19	1720	6/19	8682	AMSアジア	—	—	—	1754	ケ	
2940	4/21	2100	6/13	8683	ATドラゴン	—	—	—	2325	ケ	

売買単位 A100株 B1株 C10株 E500株 K1000株 無印50株（ナスコはADS）

転換社債・新株予約権付社債

東京

銘柄	終値	前日比	売買高	パリティ	かい離率	直接利回
鉱業・建設						
鉄建 3	100.00	カイ	—	21.73	360.20	1.40
大明 3	127.50	↓3.00	450	117.29	8.70	1.41
トーエネク 3	100.00	カイ	—	39.12	155.64	1.10
食品						
日本粉 1	106.15	カイ	—	83.94	26.46	—
サッポロHD 1	100.00	↓0.10	10	58.02	72.35	1.20
オエノンHD 1	114.50	—	10	105.11	8.93	—
繊維・パルプ・紙						
東洋紡 1	—	—	—	108.15	—	—
大王紙 5	131.00	↓3.00	10	130.22	0.60	0.53
レンゴー 10	—	—	—	166.41	—	—
化学						
セ硝子 4	105.00	ウリ	—	82.72	26.94	—
ダイソー 3	—	—	—	119.28	—	—
住友ベーク 6	149.00	—	260	149.16	10.31	0.80
宇部興 1	104.50	↓0.50	10	78.31	33.44	1.33
大倉工 1	102.50	ウリ	—	66.47	54.20	—
三洋化 1	[illegible]	[illegible]	30	73.20	41.39	—
ロート 2	197.00	[illegible]	10	199.50	[illegible]	—
エスエス 5	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	1.35
キッセイ 1	102.50	ウリ	—	88.91	15.29	0.68
同 2	[illegible]	[illegible]	—	[illegible]	20.86	0.74
[illegible] 3	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	1.10
ニフコ 3	100.00	[illegible]	20	50.24	[illegible]	1.70
石油・ゴム・窯業						
コスモ石 4	—	—	—	80.61	—	—
旭硝子 5	135.00	[illegible]	50	126.10	7.06	1.40
TOTO 4	106.50	[illegible]	[illegible]	83.21	26.55	2.56
鉄鋼・非鉄・金属製品						
愛知鋼 5	99.60	↓0.10	430	55.21	[illegible]	—
[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	0.57
[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	0.18
[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	—
機械						
住友重 5	106.00	[illegible]	[illegible]	79.56	[illegible]	—
[illegible] 3	100.25	カイ	—	43.16	132.28	0.64
ダイフク 3	107.00	0	60	70.57	51.62	—
大豊工業 1	—	—	—	82.96	—	—
ジェイテクト 8	—	—	—	267.00	—	—
同 10	150.00	カイ	—	155.08	↓3.28	—
トムソン 1	—	—	—	135.08	—	—
電気機器						
イビデン 6	—	—	—	349.02	—	—
NEC 10	99.00	0	240	44.65	121.75	1.01
同 11	99.30	0	40	19.14	418.76	—
アンリツ 4	100.00	カイ	—	40.85	144.78	0.65
ホトニクス 3	143.00	↓2.00	990	143.49	↓0.34	0.13
同 4	173.00	↓2.90	130	175.07	↓1.18	—
太陽電 2	—	—	—	114.09	—	—
ミツバ 2	105.00	↓1.10	30	77.84	34.90	—
キヤノン 3	—	—	—	549.10	—	—
輸送用機器・精密・その他製造						
川 重 5	100.20	カイ	—	81.26	23.30	1.09
同 8	103.50	—	50	62.37	65.93	0.86
同 9	105.75	↓0.25	170	62.37	69.54	0.94
フタバ 4	—	—	—	122.13	—	—
大同メ 3	—	—	—	153.42	—	—
カルソカンセ 1	—	—	—	139.68	—	—
太平洋工 2	—	—	—	77.47	—	—
マツダ 4	218.00	—	10	223.20	↓2.33	—
今仙電機 1	—	—	—	145.45	—	—
スズキ 3	—	—	—	120.25	—	—
同 4	103.50	↓0.55	35850	78.75	31.43	—
日精機 1	238.00	カイ	—	249.18	↓4.49	—
タカラトミー 1	108.70	—	80	95.87	13.38	—
田崎真珠 4	—	—	—	72.13	—	—
サンウエブ 4	98.55	カイ	—	31.09	216.94	0.55
商業						
ヨコレイ 3	—	—	—	154.65	—	—
カッパクリエ 1	93.75	—	110	34.21	174.03	—
メディパル 1-2	—	—	—	215.94	—	—
三井物 6	182.00	カイ	—	181.38	0.34	0.57
紙パル商 5	—	—	—	120.89	—	—
三愛石 4	101.00	カイ	—	55.48	82.04	1.78
木曽路 3	140.00	カイ	—	144.26	↓2.95	—
カスミ 3	139.00	ウリ	—	138.33	0.49	0.79
丸井 9	113.50	カイ	—	83.60	35.76	1.01
イズミ 5	136.00	—	320	129.99	4.62	—
フジ 2	101.00	—	50	96.98	4.14	0.09
ヤマダ電 1	—	—	—	291.17	—	—
同 2	—	—	—	312.66	—	—
ダイワボ情 1	—	—	—	136.88	—	—
ベルーナ 2	—	—	—	129.49	—	—
金融・保険						
北越銀 1	—	—	—	123.91	—	—
福岡銀 2	—	—	—	175.28	—	—
京都銀 1	—	—	—	179.15	—	—
三重銀 1	124.00	—	10	123.65	0.29	1.45
同 2	124.00	ウリ	—	122.18	1.49	0.80
池田銀 2	109.75	↓0.75	40	113.76	↓3.52	1.82
同 3	—	—	—	112.04	—	—
鳥取銀 1	102.50	カイ	—	88.07	16.38	—
ニッシン 3	190.00	—	40	193.15	↓1.63	0.89
大和 16	120.30	カイ	—	119.56	0.62	0.41
不動産・陸運						
アゼル 6	99.15	—	10	20.18	391.39	0.75
同 7	96.50	カイ	—	20.18	378.25	0.88
昭栄 3	117.50	↓1.50	3310	108.49	8.31	—
同 4	120.00	↓2.95	560	108.49	10.61	—
平和不 5	135.35	カイ	—	140.91	↓3.95	—
東急 51	—	—	—	105.79	—	—
京急 19	131.00	—	90	130.36	0.49	0.87
近鉄 6	101.25	↓0.25	90	51.12	98.05	0.98
名鉄 8	110.00	カイ	—	96.53	13.95	—
同 9	112.50	カイ	—	98.37	14.36	—
ヤマトHD 7	—	—	—	161.66	—	—
丸全運 4	—	—	—	76.37	—	—
海運・空運・倉庫・情報・通信・電力・ガス・サービス						
カプコン 4	99.00	↓0.05	70	41.89	136.34	—
同 5	95.25	—	10	44.80	112.61	—
TIS 2	—	—	—	72.86	—	—
東ガス 5	156.50	↓0.60	60	156.93	↓0.28	0.76
同 6	155.80	↓1.70	30	156.93	↓0.72	0.70
北ガス 2	102.75	ウリ	—	57.92	77.41	1.16
共立メンテ 2	—	—	—	157.75	—	—
<整理ポスト>						
みらかHD 2	265.00	—	10	267.42	↓0.90	—

名古屋

銘柄	終値	前日比	売買高	パリティ	かい離率	直接利回
住友電装 1	282.00	カイ	—	294.49	↓4.24	0.31

ジャスダック

銘柄	終値	前日比	売買高	パリティ	かい離率	直接利回
環境科学 2	100.00	0	50	33.39	199.53	1.50
メデカJ 2	99.00	—	20	28.66	245.41	1.61

<転換社債・新株予約権付社債>
掲載銘柄……東京は全上場、大阪、名古屋は単独上場、ジャスダックは全上場
記号 (ア)銘柄名の記号は売買単位 無印＝100万円、・＝50万円
(イ)前日比欄の↑は高 ↓は安 0は変わらず ウリは売り気配、カイは買い気配、ケは大証・名証の最終気配。ジャスダックはウリ・カイある場合、ウリを採用
(ウ)価格欄、前日比欄、売買高欄の－は商い出来ず、前日比較なし
(エ)かい離率欄の↓は逆かい離銘柄
単位 価格、パリティは円、売買高は10万円、かい離率、直接利回りは%

ジャスダック

6月29日（木曜日）

Jストック

コード	銘柄	始値	高値	安値	終値	前日比	売買高	PER(倍)	利回り(%)
4106	クムキャット	2980	2980	2980	2980	0	1	16.6	2.72
4237	Aフジプレアム	1155	1179	1146	1146	▲33	17.4	26.3	0.52
4238	Aミライアル	8520	8520	8390	8450	▲50	8.8	22.0	0.71
4365	E松本油脂	3140	3140	3140	3140	▲10	0.5	25.3	1.59
4636	AT&K	2100	2190	2100	2190	▲110	1.6	12.1	1.19
4915	エイボンJ	—	324	308	—	ケ	—	22.7	2.20
4916	Aノエビア	1398	1409	1392	1396	▲2	11.9	50.0	2.15
4972	A綜研化学	4000	4000	3970	3990	▲10	4.9	17.9	0.63
5384	Aフジミインコ	2575	2590	2515	2570	▲140	63.2	23.6	1.40
5456	B朝日工業	350000	351000	348000	350000	0	0.127	-8.7	0.97
6324	Bハーモニック	489000	505000	489000	500000	▲13000	0.735	22.6	1.24
6413	A理想科学	2000	2010	1940	2000	▲60	38.0	19.3	1.50
6425	Aアルゼ	2440	2450	2400	2440	▲40	36.2	42.5	0.82
6432	A竹内製作所	4920	4960	4890	4940	▲60	41.9	18.4	0.30
6677	Bエスケーエレ	328000	336000	327000	336000	▲9000	0.187	25.2	0.65
6727	Bワコム	220000	221000	216000	219000	▲2000	1.333	36.9	0.57
6730	Bアクセル	406000	409000	404000	409000	▲3000	0.043	22.4	1.76
6760	ACマイクロ	1761	1800	1760	1760	0	9.7	19.5	0.71
6769	Bザイン	468000	490000	464000	490000	▲22000	0.128	33.4	0.35
6787	Aメイコー	5840	5950	5790	5860	▲20	42.4	19.6	0.60
6834	A精工技研	3780	3850	3750	3850	▲70	1.5	45.5	0.78
6871	A日本マイクロ	2900	2945	2890	2905	▲20	57.5	27.7	0.69
6877	AOBARA	5500	5580	5470	5510	▲90	43.3	21.3	0.54
6890	Aフェローテク	756	765	756	763	▲7	4.7	25.2	1.05
6907	Aジオマテック	1308	1310	1280	1296	▲36	31.4	43.9	2.31
6908	Aイリソ電子	3840	3900	3800	3850	▲60	29.9	19.1	0.39
6920	Aレーザーテク	2880	2900	2815	2825	▲55	65.3	18.8	1.06
6927	Aフェニックス	810	810	800	810	▲3	52.1	15.0	1.23
6939	BUMCJ	38000	39000	37800	38300	▲150	0.355	—	—
6960	Aフクダ電	3740	3740	3720	3720	▲10	0.6	21.4	2.15
7229	Aユタカ技研	3540	3540	3370	3370	▲120	0.3	10.0	0.89
7298	A八千代工	2965	3000	2965	3000	▲50	5.1	18.0	0.87
7716	Aナカニシ	10310	10900	10310	10690	▲360	12.7	20.5	0.47
7722	A国際計測	2750	[illegible]	2750	2790	▲80	11.9	23.2	1.79
7730	Aマニー	7730	7800	7550	7600	▲300	12.3	26.4	0.53
7740	Aタムロン	1915	1916	1901	1906	▲9	38.5	15.4	1.84
7747	A朝日インテク	3030	3060	2995	3030	0	54.7	48.0	0.58
7873	Aアーク	2605	2690	2590	2660	▲110	671.9	23.7	0.26
2653	Aイオン九州	1690	1700	1689	1689	▲11	0.6	48.9	0.59
2669	Aカネ美食品	3330	3380	3330	3380	▲50	4.2	17.1	1.18
2688	BレックスHD	366000	367000	365000	365000	▲1000	0.369	21.0	0.34
2697	Bコーエネット	285000	321000	285000	321000	▲40000	0.212	32.3	1.17
2702	Aマクドナルド	1808	1822	1808	1820	▲11	181.2	138.3	1.65
2733	・あらた	395	414	395	414	▲19	25	43.4	2.90
2759	Bテレウェイブ	368000	381000	362000	375000	▲6000	4.748	48.8	0.12
2761	Aトシン電機	3500	3550	3500	3550	▲40	0.2	18.9	1.17
2763	Bエフティコム	140000	140000	136000	136000	▲1000	0.649	67.3	2.21
2767	Bフィールズ	345000	356000	343000	354000	▲7000	0.498	16.6	1.13
2769	BヴィレッジV	863000	869000	858000	858000	▲1000	0.044	31.1	—
2790	Aナフコ	3400	3440	3390	3390	▲50	4.5	15.3	0.80
2799	Bネクサス	98000	98500	93600	95000	▲2300	0.923	—	—
3331	A紳装屋BL	3970	3870	3850	3870	▲70	3.6	30.0	0.32
3338	B九九プラス	182000	188000	180000	186000	▲3000	0.844	46.4	—
7458	A第一興商	1232	1270	1225	1237	▲43	87.9	15.1	1.62
7535	Aグッドマン	2160	2200	2160	2180	▲20	2.8	102.2	1.61
7553	Aサザビーリーグ	3250	3250	3230	3240	▲20	1.3	17.4	0.62
7564	Aワークマン	4210	4710	4210	4210	▲90	0.1	17.0	1.07
7603	Aマックハウス	3000	3000	3000	3000	0	0.7	19.5	1.00
7617	Aオオゼキ	3200	3210	3190	3210	▲20	4.7	14.8	0.93
7645	Aトイザらス	1366	1370	1361	1370	0	6.7	67.4	0.73
8073	AT-ZONE	2520	2520	2425	2485	▲10	6.9	15.0	—
8186	A大塚家具	3800	3800	3730	3770	0	14.7	20.7	0.80
9836	リーバイス	2410	2410	2380	2390	▲10	3	27.9	3.35
9841	BMB	455	455	445	450	▲5	61	11.3	2.22
9858	A明光商会	1420	1430	1412	1414	▲6	11.8	22.6	2.55
9943	Aココス	3310	3320	3290	3320	▲30	4.8	17.8	0.72
8458	BNIF	481000	488000	474000	478000	▲4000	0.591	29.3	0.31
8518	アジア投資	800	805	798	798	▲5	105	22.3	1.88
8537	・大光銀	350	350	349	349	▲2	11	18.0	1.43
8701	Bイートレード	151000	152000	149000	149000	0	27.684	23.5	1.28
8739	Bスパークス	115000	119000	114000	118000	▲5000	3.751	21.6	1.27
8787	AUCS	1700	1710	1680	1685	▲4	8.8	14.4	0.30
2353	B日本駐車場	23000	23000	22590	22600	▲200	0.022	74.3	0.88
8836	ヒューネット	108	110	107	107	▲1	654	17.8	3.74
8844	リクコスモス	846	847	820	840	▲19	39	8.5	0.89
8850	Eスターツ	832	840	830	833	▲2	18.0	16.0	1.20
8866	Aコマーシャル	3030	3030	3000	3000	▲30	0.7	18.6	0.50
8872	Aエイブル	3530	3570	3530	3550	▲30	3.9	24.0	2.92
8876	AリロHLD	1880	1899	1871	1895	▲17	6.5	18.1	1.32
8890	Bレーサム	192000	193000	191000	191000	0	0.454	13.2	0.26
8892	B日本エスコン	210000	210000	206000	208000	▲2000	0.242	11.7	0.64
8901	Bダイナシティ	14310	14450	14150	14330	▲60	6.895	6.4	4.92
8918	Bランド	214000	217000	211000	213000	▲1000	0.328	18.9	0.94
8923	B東誠不動産	97300	98600	97200	97300	▲400	0.729	16.3	1.23
8934	Bサンフロ不	228000	229000	224000	228000	▲1000	0.404	19.4	0.44
8944	Bランドビジネス	323000	328000	323000	324000	▲1000	0.058	25.2	0.83
2306	Aビック東海	1345	1345	1326	1342	▲3	6.0	14.1	1.49

コード	銘柄	始値	高値	安値	終値	前日比	売買高	PER(倍)	利回り(%)
2814	A佐藤食品	3090	3090	3090	3090	—	0.2	24.0	0.97
2817	ギャバン	—	810	787	—	ケ	—	35.7	1.48
2819	エバラ食品	1360	1400	1360	1360	▲20	5	29.6	1.99
2876	JCコムサ	—	275	250	—	ケ	—	37.4	1.89
2877	A日東ベスト	1022	1022	1022	1022	—	0.5	26.3	1.17
2878	赤城水産	229	244	216	224	▲10	977	46.6	—
2879	ニチロサン	—	414	375	—	ケ	—	23.7	2.42
2901	石垣食	450	450	450	450	—	1	25.5	3.33
2904	一正蒲鉾	—	620	550	—	ケ	—	56.8	0.90
2905	オーケー食	176	178	176	177	▲1	36	15.6	—
2906	ホッコク	293	293	293	293	0	1	37.6	2.39
2909	トオカツフーズ	640	640	640	640	0	1	11.2	1.88
2912	鐘崎	—	395	392	—	ケ	—	36.5	0.76
2913	フジフーズ	389	389	389	389	0	1	10.6	2.06
2915	ケンコーマヨ	1000	1000	1000	1000	▲20	1	8.2	1.00
2916	仙波糖化	—	373	325	—	ケ	—	25.7	2.22
2917	大森屋	1159	1190	1159	1189	▲59	8	14.4	1.18
2921	ヤクシマフズ	—	1730	1629	—	ケ	—	8.9	1.09
2924	Aイフジ産業	631	635	631	635	—	1.6	18.6	1.89
2925	ピックルス	—	428	408	—	ケ	—	32.8	2.44
2927	Cアムスライフ	7090	7160	7080	7130	▲50	1.010	42.6	1.40

繊維・パルプ・紙

コード	銘柄	始値	高値	安値	終値	前日比	売買高	PER(倍)	利回り(%)
3515	フジコー	—	—	—	1329	ヴ	—	15.1	1.66
3592	CHOYA	290	300	290	300	▲11	5	18.3	—
3594	モリシタ	—	1201	1100	—	ケ	—	17.8	1.25
3595	ヤギコーポ	414	414	414	414	—	6	503.3	0.72
3599	コーコス	—	930	850	—	ケ	—	15.2	1.63
3891	高度紙	1160	1160	1160	1160	0	1	19.3	1.38
3892	岡山製紙	540	540	540	540	0	1	9.0	1.85
3895	ハビックス	352	352	352	352	▲1	1	9.9	1.99
3948	光ビジネス	989	989	989	989	▲1	1	12.2	2.73
3953	大村紙業	—	615	560	—	ケ	—	14.4	1.69
3954	昭和パックス	—	—	—	698	ヴ	—	15.9	1.43
3956	A国際チャート	702	720	702	720	▲14	1.3	144.0	2.50

大阪第2部

6月29日（木曜日）

高値	月日	安値	月日	コード	銘柄	始値	高値	安値	終値	前日比	25日平均移動	売買高(千株)当日	6日平均移動	PER(倍)	利回り(%)
1130	1/27	954	6/23	6357	三精輸	962	980	962	980	—	1012	1.5	2.6	27.5	1.43
440	5/11	270	1/18	6372	セイサ	365	371	365	368	▲8	359	31	23	10.1	—
237	1/13	135	6/12	6380	オリチェン	166	171	166	171	▲1	169	18	189	25.1	—
485	2/13	230	6/2	6391	加地テック	374	374	357	365	▲2	320	80	182	23.2	1.64
279	1/13	150	6/8	6397	郷鉄工	—	—	—	184	ケ	173	—	4	37.2	1.63
601	2/10	450	6/8	6402	兼松エンジ	—	—	—	495	ケ	483	—	0	10.6	2.02

高値	月日	安値	月日	コード	銘柄	始値	高値	安値	終値	前日比	25日平均移動	売買高(千株)当日	6日平均移動	PER(倍)	利回り(%)
1500	1/10	1290	5/18	9686	A東洋テック	1350	1350	1350	1350	▲46	1400	4.2	0.9	39.6	1.11
439	4/3	301	6/2	9713	・ロイヤルホ	340	345	339	340	0	327	23	16	16.4	—
765	1/4	600	3/15	9723	京都ホ	—	—	—	620	ケ	633	—	2	35.6	—

＜監理ポスト＞

高値	月日	安値	月日	コード	銘柄	始値	高値	安値	終値	前日比	25日平均移動	売買高(千株)当日	6日平均移動	PER(倍)	利回り(%)
930	3/16	603	4/18	7871	フクビ	670	670	670	670	—	672	1	2	16.3	2.24
620	6/7	411	5/18	9988	神港魚類	514	514	505	505	▲19	549	7	10	13.6	1.19

大阪ベンチャー市場

高値	月日	安値	月日	コード	銘柄	始値	高値	安値	終値	前日比	25日平均移動	売買高(千株)当日	6日平均移動	PER(倍)	利回り(%)
11430	1/5	7150	6/8	8720	CVB法人	7850	7860	7850	7860	▲180	7778	0.250	0.170	—	—
9950	1/10	7600	6/9	8721	CVR法人	7810	7810	7810	7810	—	7928	0.640	0.210	—	—

大証金残高

29日（単位：千株、万円、貸借銘柄）

＜1部＞

銘柄	貸株残高	融資残高	差引残高
鉄高組	0	329	329
住友林	163	288	125
日成ビルド	0	0	0
きんでん	137	195	58
中外炉	0	0	0
明星工	1	945	944
クラボウ	0	0	0
ダイワボウ	0	1	1
シキボウ	0	0	0
御幸HD	0	0	0
住江織	0	0	0
ルシアン	36	2110	2074
キムラタン	0	19597	19597
ヤマトインタ	5	40.5	35.5
紀州紙	0	0	0
ダイソー	308	934	626
堺化学	24	224	200
日精化	7	76	69
日理化	0.2	195.5	195.3
一工薬	0	0	0
日新薬	0	0	0
ロート	19	339	320
小野薬	54.9	103.7	48.8
サンスター	4	96	92
ヨータイ	14	840	826
インライト	16	752	736
栗本鉄	0	0	0
虹技	42	3370	3328
日本槽	5	11	6
ハルテック	0	20	20
高田機	0	0	0
森精機	201.6	460.1	258.5
OM製	0	0	0
日阪製	0	0	0
東洋電	0	0	0
日電産	291.2	645.6	354.4
オムロン	69.4	380.6	311.2
富士通ゼ	0	1	1
宮越商	0	0	0
ホシデン	15.4	353.8	338.4
TOA	0	0	0
古野電	4	61	57
日セラ	12.1	135.9	123.8
大真空	28	439	411
ローム	37.2	377.2	340
NEOMAX	536	1223	687
村田製	265.2	889.4	624.2
モリタ	0	0	0
名村造	0	15.9	15.9
サノヤス	3	24	21
新家工	0	0	0
シマノ	299.9	51.7	▲248.2
ニプロ	0	0	0
ホクシン	0	0	0
象印	0	0	0
任天堂	81.8	81.1	▲0.7
小林産	1	2118	2117
サンテレ	0	0	0
ワキタ	0	31	31
青山商	21	176.8	155.8
みなと銀	60	1185	1125
アプラス	31	3462.5	3431.5
ダイビル	176.8	140.2	▲36.6
京阪神不	44	218	174
南海電	2	616	614
京阪電	196	201	5
神電鉄	3	23	20
山陽電	0	55	55
センコー	0	0	0
カプコン	0	0	0
吉本興	24.7	88.3	63.6
日医工	0	223	223
アサヒペン	0	312	312
ノザワ	31	780	749
エスイーシー	0	98	98
日研紙	4	385	381
神鋼線	0	0	0
大紀ア	3	767	764
東邦金	1	769	768
トーブラ	0	863	863
サンコール	0	595	595
モリテック	15	464	449
加地テック	17	628	611
新晃工	14	268	254
中北製	0	40	40
エナジーサポ	0	215	215
松尾電	0	300	300
ダイハツデ	20	138	118
内海造	0	0	0
リヒトラブ	7	95	88
中央自	0	79	79
上原成	11	26	15
大和デ	0	0	0
日住	2	786	784
岡山県通	0	10	10

＜2部＞

銘柄	貸株残高	融資残高	差引残高
六甲バタ	0	22	22
オートリ	25	666	641
ムーンバット	4	925	921
ゼネKK	0	91	91

＜上場投資信託＞

銘柄	貸株残高	融資残高	差引残高
大和日経平均	0.43	53.51	53.08
野村日経平均	11.97	624.77	612.8

＜不動産投資信託＞

銘柄	貸株残高	融資残高	差引残高
東京Gリート	0.027	0.068	0.041

上場投資信託（ETF）

高値	月日	安値	月日	コード	銘柄	始値	高値	安値	終値	前日比	25日平均移動	売買高(千口)当日	6日平均移動
▽日経平均型（大和、野村は大証。他は東証）													
17790	4/7	14190	6/14	1320	C大和日経平均	15180	15340	15170	15310	▲190	15300	16.900	27.520
17750	4/7	14190	6/14	1321	C野村日経平均	15160	15320	15150	15290	▲220	15271	348.310	398.790
17810	4/11	13910	6/14	1329	Ciシェア日経	15110	15250	15110	15250	▲200	15243	0.300	0.810
17810	4/7	14240	6/14	1330	C日興日経平均	15200	15360	15190	15330	▲220	15310	117.080	156.650
▽日経300型（東証）													
344	4/7	276	6/14	1319	・日経300投信	295	300	295	300	▲4	298	34	28
▽東証株価指数型（東証）													
1822	4/7	1467	6/14	1305	A大和東証指数	1569	1583	1569	1578	▲20	1574	174.8	151.3
1806	4/7	1457	6/14	1306	A野村東証指数	1557	1572	1557	1568	▲19	1566	23984.6	5556.6
1802	4/11	1452	6/14	1308	・日興東証指数	1557	1567	1555	1563	▲20	1559	977	430
1117	4/10	900	6/14	1310	A大和コア30	966	971	959	966	▲7	962	1.7	2.0
1150	4/27	892	6/14	1311	A野村コア30	962	963	955	963	▲13	961	12.8	6.7
2405	4/10	1900	6/14	1610	A大和東証電機	—	—	—	2075	円	2062	—	0.1
519	4/7	400	6/14	1612	・大和東証銀行	437	437	437	437	▲3	430	1	6
2420	4/24	1906	6/14	1613	A野村東証電機	2060	2075	2060	2075	▲20	2063	2.5	4.6
519	4/7	393	6/14	1615	A野村東証銀行	434	443	433	442	▲11	427	740.7	1948.9

【記号】売買単位　A 100口　C 10口　無印1000口　・貸借銘柄

不動産投資信託（REIT）

高値	月日	安値	月日	コード	銘柄	始値	高値	安値	終値	前日比	25日平均移動	売買高(千口)当日	6日平均移動	予想利回り(%)
1170000	2/8	990000	1/18	8951	Bビルファンド	1100000	1110000	1090000	1110000	▲10000	1112000	1.365	2.514	3.35
1100000	5/8	904000	6/20	8952	Bジャパン RE	1010000	1010000	991000	991000	▲19000	1005200	1.040	0.846	3.21
1010000	2/8	814000	6/20	8953	B日本リテール	890000	900000	868000	868000	▲15000	899200	0.413	0.648	3.57

名古屋第1部

高値	月日	安値	月日	コード	銘柄	始値	高値	安値	終値	前日比	25日平均移動	売買高(千株)当日	6日平均移動	PER(倍)	利回り(%)
800	1/13	471	6/8	1936	Aシーキューブ	487	494	487	492	▲2	527	0.9	6.8	17.0	2.03
2280	1/5	1130	6/8	5461	A中部鋼	1490	1520	1490	1514	▲31	1413	30.6	39.5	7.7	1.59
2950	6/7	1870	1/18	6134	A富機製	2750	2830	2740	2805	▲65	2743	86.5	59.7	15.6	0.89
476	1/12	273	6/8	6623	・愛電機	339	344	339	344	▲14	337	12	5	9.7	1.46
2400	2/9	1362	6/27	7485	B岡谷鋼機	1429	1446	1421	1421	0	1526	47.0	48.9	8.7	1.55
237	1/10	139	6/12	8525	・岐阜銀	150	152	147	152	▲1	159	85	94	9.0	0.33
277	1/16	250	6/16	9050	・三重交	254	254	251	251	▲1	255	2	5	—	—
1698	4/19	1320	3/7	9402	ACBC	1409	1409	1380	1381	▲31	1457	0.6	1.2	15.3	1.16

名古屋第2部

高値	月日	安値	月日	コード	銘柄	始値	高値	安値	終値	前日比	25日平均移動	売買高(千株)当日	6日平均移動	PER(倍)	利回り(%)
581	1/25	459	6/14	1702	・共立マ	488	488	488	488	—	492	2	5	14.7	1.64
770	1/10	591	6/13	1738	NITTOH	681	681	681	681	—	644	1	1	11.5	1.17
265	4/20	215	1/6	1777	川崎設備	250	250	245	250	0	252	14	9	15.0	—
660	3/23	569	—	1869	名工建	569	569	569	569	—	588	1	3	21.1	1.71
400	3/27	295	6/6	1892	・徳倉建	345	345	345	345	0	343	3	12	15.2	0.87
750	1/6	598	5/12	2551	マルサンアイ	—	—	—	602	買	604	—	2	86.4	1.41
1990	3/27	1602	6/12	2881	Aケイエス冷	—	—	—	1771	売	1714	—	0.6	16.9	2.87

Q-Board

高値	月日	安値	月日	コード	銘柄	始値	高値	安値	終値	前日比	25日平均移動	売買高当日	6日平均移動	PER(倍)	利回り(%)
480000	1/16	281000	6/9	1401	Bエムビーエス	—	—	—	—	—	301000	—	0.009	52.5	—
207000	1/16	111000	6/2	3359	Bタイセイ	123000	129000	123000	129000	▲2000	130880	0.006	0.006	46.1	—
67400	2/13	26800	5/15	8996	Cハウスフリー	36600	36600	36000	36000	▲600	33830	0.070	0.060	14.0	—
70000	1/4	41600	6/22	4827	Bビジネスブレ	—	—	—	40400	売	47600	—	0	167.5	—
415000	1/4	265000	2/23	2423	BJMネット	283000	283000	283000	283000	▲2000	289440	0.002	0.004	18.6	—

【記号】

▲前日比較高　▼前日比較安　0前日比較変わらず　—前日比較なし　◇配当落ち、前日比較高　◆配当落ち、前日比較安　◇0配当落ち、前日比較変わらず　◇—配当落ち、前日比較なし　□新株落ち、前日比較高
■新株落ち、前日比較安　□0新株落ち、前日比較変わらず　□—新株落ち、前日比較なし　■その他権利落ち　◆—株式併合または減資、前日比較なし
売売り気配　買買い気配　ケは大証、名証、地方の最終気配　・貸借銘柄　同優先は優先株、同新は新株　引受権は新株引受権
売買単位A 100株　B 1株（優先出資証券は1口）　C 10株（VB法人、VR法人は10口）　D 50株　E 500株　F 2000株　G 3000株　K 200株　無印1000株
═当日新高値（ただし権利落ち日の週内については高値でも新高値とはせず）
━当日新安値（ただし権利落ち日の週内については安値でも新安値とはせず）

【案内】

1、掲載銘柄　東京は全銘柄、大阪は単独上場及び商い活況銘柄、名古屋・地方は単独上場銘柄
2、新株落ちは、新株・配当落ち、新株・配当・その他権利落ちを含む。新株落ち前日比較は、新株落ち計算値との比較。配当落ちには配当・その他権利落ちを含む
いずれの場合も配当落ち、その他権利落ちは落ち分を修正しない
3、年初来株価は、その期間中に増資などがあった場合は、権利落ち後の高値、安値
4、PER（株価収益率）は予想最終損益がゼロまたは赤字の銘柄、予想PERの計算値が1000倍以上になる銘柄、持ち株会社化など統合で予想を収録していない銘柄については—。連結予想ベースの最終利益を採用。連結予想がない場合は単独予想ベースで算出。利回りは予想配当ベースで無配の銘柄は—、不動産投資信託（REIT）は実質運用期間で計算。ともに日本経済新聞の今期業績予想をもとに計算（決算未発表会社は前期推定値）

東京第2部

6月29日（木曜日）

電気機器

年初来株価(円) 高値	月日	安値	月日	コード	銘柄	株価(円) 始値	高値	安値	終値	前日比	25日平均乖移	売買高(千株) 当日	6日平均	予想 PER(倍)	利回り(%)
666	1/11	299	6/ 7	1701	昭和KDE	345	346	341	345	0	353	51	46	20.7	1.45
1375	2/ 7	677	1/ 4	6516	山洋電	797	798	785	798	▲7	771	46	36	18.0	1.25
410	2/ 9	246	6/ 2	6585	サーボ	277	277	266	269	▲7	277	54	15	45.7	1.12
286	3/24	177	6/ 2	6591	西芝電	199	199	196	196	▲3	196	6	24	67.9	1.02
294	1/10	167	6/ 9	6643	戸上電	199	199	193	197	0	189	39	201	12.4	1.02
339	⟹	229	2/21	6647	森尾電	332	[illegible]	330	335	▲5	305	96	74	59.7	0.90
744	3/13	326	1/19	6650	春日電	650	657	640	657	0	668	8	17	49.1	0.61
206	1/12	105	6/ 2	6709	明星電	122	122	119	119	▲3	124	158	132	60.2	—
222000	1/ 5	107000	6/ 8	6719	B富士通コン	135000	137000	134000	134000	▲2000	132280	0.029	0.141	7.7	—
363	1/11	120	6/ 2	6720	アソウエ共生	143	146	143	144	▲1	148	1326	1713	13.9	0.69
549	1/11	335	—	6735	D&M	342	344	[illegible]	336	▲10	382	137	74	13.1	1.49
444	1/31	307	6/12	6743	大同信	323	323	323	323	▲3	329	1	4	15.3	2.17
680	1/10	471	6/21	6747	小糸工	487	492	487	492	▲10	533	8	10	68.2	1.02
333	4/21	146	2/20	6772	コスモス	222	226	222	226	▲4	225	15	20	10.5	2.21
195	1/ 6	98	6/ 2	6775	東和メクス	125	127	125	127	▲2	120	174	634	17.6	1.57
242000	4/10	109000	6/ 2	6790	B野田スクリン	127000	129000	125000	129000	▲3000	133000	0.167	0.325	29.7	0.54
1374	3/23	791	6/ 8	6823	Aリオン	1012	1012	936	940	▲65	932	19.5	7.2	16.6	1.60
1620	2/ 7	990	6/ 8	6826	A本多通信	1135	1135	1114	1114	▲9	1122	9.5	17.2	11.6	0.72
2285	2/ 9	1690	6/ 9	6827	A東北パイオニ	1736	1805	1727	1753	▲45	1889	35.5	35.1	16.7	0.86
3410	1/10	2280	6/ 2	6832	Aアオイ電子	2680	2680	2600	2680	▲10	2533	8.6	7.9	16.2	0.75
940	1/17	268	5/18	6835	AアライドHD	287	291	283	286	▲2	303	371.1	1657.0	44.2	0.35
1075	1/17	570	6/ 9	6842	Aユニバルス	630	630	630	630	0	631	1.5	1.7	28.2	1.90
372	2/ 1	280	6/ 6	6848	東亜DKK	308	308	307	308	0	307	4	3	13.0	1.95

輸送用機器・精密機器・その他製造

商業

陸運・海運・空運

倉庫・運輸関連・通信・電力・ガス

サービス

金融・不動産

<整理ポスト>

大阪第1部

東京第1部

6月29日(木曜日)

金融・保険

年初来株価(円) 高値	月日	安値	月日	コード	銘柄	株価(円) 始値	高値	安値	終値	前日比	25日平均移動	売買高(千株) 当日	6日平均移動	PER(倍)	予想利回り(%)
483	3/30	395	6/2	8347	荘内銀	410	425	408	416	▲8	410	353	105	20.0	1.44
360	1/30	239	6/8	8349	東北銀	278	280	272	279	▲2	272	105	64	24.0	1.79
568	3/30	428	2/23	8350	みちのく銀	462	468	458	459	▲2	495	165	133	23.9	1.09
1276	5/9	1075	2/22	8355	静岡銀	1184	1202	1171	1199	▲27	1170	1450	1118	23.7	0.83
909	1/4	599	6/9	8356	十六銀	641	657	641	653	▲7	654	593	451	15.8	1.07
1773	4/6	1280	6/14	8358	スルガ銀	1442	1464	1438	1447	▲25	1477	326	461	24.4	0.55
979	4/6	800	6/14	8359	八十二	816	835	816	828	▲2	861	999	771	18.9	0.65
955	4/6	765	6/8	8360	山梨銀	830	854	830	843	▲4	830	195	129	20.3	0.59
700	1/5	480	6/9	8361	大垣共立	511	520	510	518	▲6	532	267	225	17.1	1.16
498	1/5	367	6/8	8362	福井銀	390	401	390	395	▲5	397	144	125	18.5	1.27
568	4/10	467	6/9	8363	北国銀	498	511	498	502	▲6	511	299	192	26.3	1.20
6140	1/30	5150	6/20	8364	A清水銀	5220	5300	5200	5230	▲10	5427	7.4	8.8	20.1	1.15
[illegible]															
356	1/5	244	6/9	8542	トマト銀	280	283	277	[illegible]	▲3	283	63	53	29.4	1.61
470	1/4	261	6/9	8543	みなと銀	296	299	292	297	▲2	302	285	69	17.5	1.35
960	1/6	615	6/28	8544	京葉銀	622	637	622	627	▲7	676	890	559	14.0	1.12
655	1/30	405	6/14	8545	関西アーバン	451	482	451	471	▲20	459	258	82	21.9	1.06
1070	1/4	807	—	8550	栃木銀	809	825	802	813	▲6	881	148	177	30.9	0.74
6900	3/31	5140	6/9	8551	A北日本銀	5580	5610	5570	5600	▲30	5723	4.7	6.2	14.9	0.89
785	5/2	619	6/9	8556	香川銀	711	728	711	728	▲15	712	44	43	37.3	0.82
376	1/5	241	6/8	8558	東和銀	305	312	305	310	0	289	156	199	25.0	0.97
1100	1/30	730	6/9	8561	徳島銀	811	825	810	810	▲7	832	88	52	15.7	0.99
273	1/4	150	6/8	8562	福島銀	190	197	190	197	▲4	181	666	565	27.1	0.76
318	1/5	165	6/9	8563	大東銀	206	206	201	201	▲1	197	262	192	11.5	0.75
8470	1/5	6590	6/16	8564	c武富士	6690	6860	6690	6850	▲110	6983	551.130	447.900	14.7	3.36
2655	3/20	1980	1/18	8565	[illegible]	2295	2400	2295	2345	▲30	2448	736.2	219.9	11.9	1.45
3840	4/19	3020	6/14	8566	Aリコーリース	3130	3220	3120	3200	▲20	3216	87.0	41.3	12.0	0.88
2325	1/4	1207	6/28	8567	Aクレディア	1220	1229	1210	1214	▲6	1393	218.7	112.6	13.4	1.85
1739	1/5	691	—	8568	Aシンキ	697	709	[illegible]	701	▲5	754	237.6	109.4	10.9	1.28
3780	4/7	2715	6/22	8570	Aイオンクレ	2770	2820	2760	2820	▲50	2916	700.1	729.2	18.6	1.24
135	3/30	77	6/28	8571	Aニッシン	78	81	78	79	▲1	87	16535.9	17802.5	30.2	1.06
8080	1/6	5970	6/26	8572	cアコム	6100	6250	6080	6250	▲120	6432	636.120	451.890	15.0	2.24
8940	1/6	5540	6/28	8573	c三洋信販	5650	5780	5640	5720	▲110	5992	177.090	208.090	9.9	1.26
8560	1/6	6260	6/26	8574	cプロミス	6330	6680	6330	6550	▲160	6741	509.900	471.800	17.1	1.60
756	1/12	448	—	8577	Aロプロ	453	458	[illegible]	450	▲5	496	39.2	15.9	22.3	1.11
2280	1/10	1553	6/28	8579	A東京リース	1564	1629	1562	1624	▲60	1701	307.8	145.9	11.2	1.23
1555	1/5	852	5/18	8583	UFJニコス	903	925	903	921	▲16	961	2772	3061	14.6	0.65
1374	1/5	942	5/18	8584	ジャックス	1151	1191	1151	1181	▲23	1139	518	603	12.5	1.19
503	1/4	362	2/14	8585	オリコ	365	371	365	371	▲4	383	2753	2900	5.5	0.81
2400	1/4	1900	6/9	8586	A日立キャピ	1905	1964	1905	1961	▲28	1985	516.9	358.6	16.3	1.84
1420	1/4	810	6/8	8588	セントラル	863	865	832	843	▲30	928	296	115	9.9	1.07
38150	4/3	25520	6/28	8591	cオリックス	27250	27450	26520	26780	▲250	29131	834.940	865.170	13.7	0.34
[illegible]															

不動産

[illegible]

陸運・海運・空運

[illegible]

倉庫・運輸関連・情報・通信

[illegible]

電力・ガス

[illegible]

サービス

[illegible]

<優先出資証券>

[illegible]

<監理ポスト>

[illegible]

<整理ポスト>

[illegible]

東京第2部

水産・農林・建設

[illegible]

食品・繊維・パルプ・紙

[illegible]

化学・石油・ゴム・窯業

[illegible]

鉄鋼・非鉄・金属・機械

[illegible]

東京第1部

6月29日（木曜日）

機械

年初来株価(円) 高値	月日	安値	月日	コード番号	銘柄	株価(円) 始値	高値	安値	終値	前日比	25日平均移動	売買高(千株) 当日	6日平均移動	予想 PER(倍)	利回り(%)
1220	4/10	730	2/20	6315	▲TOWA	825	845	808	845	▲17	856	21.1	14.6	162.6	—
552	4/4	277	6/8	6316	・丸山製	322	326	321	325	▲4	334	125	197	54.5	0.62
421	4/10	265	6/8	6317	・北川鉄	300	303	298	303	▲5	301	386	351	17.2	1.65
1379	4/19	918	6/8	6326	・クボタ	1050	1073	1042	1057	▲19	1017	3934	5228	17.8	0.95
2735	1/31	1580	6/21	6328	▲荏原実業	2025	2025	1987	1988	▲9	2172	10.5	36.6	15.5	2.01
582	2/7	281	6/8	6331	・化工機	330	330	324	330	▲5	328	227	359	39.0	0.45
1600	3/2	1030	1/4	6332	・月島機	1441	1452	1411	1431	▲9	1446	26	56	46.9	1.05
546	3/22	371	6/8	6335	・東京機	400	412	400	409	▲8	397	202	300	33.6	1.96
1850	4/21	1202	1/18	6339	・新東工	1489	1499	1480	1498	▲27	1514	85	95	19.3	0.73
1387	1/10	930	—	6340	▲渋谷工	940	945	930	936	▲9	989	55.3	17.1	33.0	1.07
1300	5/8	889	2/23	6345	▲アイチコーポ	1068	1088	1052	1059	▲12	1118	238.7	157.1	18.1	1.32
2875	4/3	2060	1/18	6349	・小森	2230	2255	2205	2225	▲25	2254	152	99	20.3	1.12
1479	5/15	1041	6/14	6351	・鶴見製	1110	1110	1098	1098	▲32	1168	44	20	17.8	1.46
833	5/8	610	6/14	6355	・住友精	675	687	670	681	▲3	684	165	98	20.7	1.03
462	1/16	245	6/8	6358	・酒井重	299	300	296	300	▲9	290	39	47	37.6	1.67
779	4/3	433	6/14	6361	・荏原	470	478	464	475	▲11	481	4891	5073	40.2	1.58
467	4/10	255	6/9	6362	・石井鉄	302	306	302	305	▲1	308	174	231	38.5	0.98
1009	3/20	811	6/14	6363	・酉島	885	899	884	884	▲1	887	29	14	55.6	1.36
4220	4/6	3250	6/9	6367	▲ダイキン	3750	3870	3740	3870	▲130	3620	1025.3	1600.6	23.5	0.57
1249	4/4	790	1/11	6368	・オルガノ	994	1016	985	1006	▲10	1082	436	253	18.2	0.80
413	2/7	237	6/9	6369	・トヨカネツ	275	279	275	278	▲4	277	453	780	19.6	0.90
2865	1/17	2050	6/14	6370	▲栗田工	2285	2310	2260	2310	▲45	2230	273.1	549.0	26.7	0.95
924	2/2	632	6/21	6371	・椿本チ★	712	734	702	719	▲7	718	735	615	20.2	0.97
460	2/6	302	6/9	6373	・大同工	346	356	346	356	▲5	346	65	29	16.8	1.12
478	2/6	310	6/9	6374	・ＩＣＭ	347	354	347	349	▲3	351	257	289	22.3	1.15
238	1/5	115	6/9	6375	・コンベヤ	154	159	154	155	▲3	147	893	845	66.9	—
754	5/25	405	2/20	6378	・木村化	505	510	500	506	▲5	576	278	1128	94.8	0.49

電気機器

輸送用機器

精密機器・その他製造

商業

金融

国内株式

6月29日（木曜日）

東京第1部

水産・農林

年初来株価(円) 高値	月日	安値	月日	番コード	銘柄	株価(円) 始値	高値	安値	終値	前日比	25日平均移動	売買高(千株) 当日	6日平均移動	PER(倍)	予想利回り(%)
343	1/6	266	2/20	1301	・極洋	288	288	284	287	▲1	292	394	378	12.5	1.74
346	1/17	218	6/9	1331	・ニチロ	232	233	232	233	▲1	239	425	713	13.7	1.29
608	6/7	418	2/21	1332	A日水	577	579	561	570	▲13	577	5339.3	2576.4	17.6	1.23
358	6/7	233	2/20	1334	・マルハ本社	292	292	281	286	▲9	312	11452	4781	15.6	1.05
1830	1/10	1400	6/9	1377	Aサカタタネ	1430	1458	1430	1452	▲11	1470	45.0	37.6	82.1	1.38
1989	5/22	1750	2/21	1379	Aホクト	1846	1865	1846	1847	▲12	1883	66.6	108.6	16.2	2.44

鉱業

年初来株価(円) 高値	月日	安値	月日	番コード	銘柄	株価(円) 始値	高値	安値	終値	前日比	25日平均移動	売買高(千株) 当日	6日平均移動	PER(倍)	予想利回り(%)
320	1/16	135	6/2	1503	E住友炭	183	184	180	180	▲3	175	1021.0	2669.0	24.1	—
1149	2/6	651	6/14	1515	・日鉄鉱	751	760	751	754	▲10	762	216	324	13.4	0.93
276	1/16	125	6/9	1518	・三井松島	153	155	152	153	0	155	808	2737	15.8	—
1270000	4/11	796000	6/14	1605	[illegible]	916000	949000	916000	946000	▲32000	925920	13.913	6.407	23.0	0.66
1099	4/11	761	6/14	1661	・ガス開	813	821	800	815	▲3	845	243	138	23.7	1.23
9130	5/12	6230	6/14	1662	A石油資源	6810	6950	6800	6950	▲200	7065	282.2	169.9	23.0	0.58

建設

年初来株価(円) 高値	月日	安値	月日	番コード	銘柄	株価(円) 始値	高値	安値	終値	前日比	25日平均移動	売買高(千株) 当日	6日平均移動	PER(倍)	予想利回り(%)
435	1/27	227	6/15	1719	Aハザマ	234	235	231	231	▲3	246	447.4	680.3	11.0	1.08
289	1/16	144	6/8	1720	A東急建	164	164	160	160	▲4	162	1677.4	1457.1	30.0	0.94
1796	1/31	1225	6/14	1721	・コムシスHD	1369	1381	1362	1371	▲15	1338	386	689	18.2	1.09
7130	2/3	3570	6/28	1722	AミサワHD	3630	3700	3610	3630	▲30	4148	201.2	247.7	15.6	—
2550	3/29	1920	6/5	1762	A高松建設	2135	2175	2105	2135	▲20	2158	66.8	47.5	16.3	0.84

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年初来株価(円) 高値	月日	安値	月日	番コード	銘柄	株価(円) 始値	高値	安値	終値	前日比	25日平均移動	売買高(千株) 当日	6日平均移動	PER(倍)	予想利回り(%)
3400	5/16	2635	6/9	6274	A新[illegible]	2930	2970	2930	2970	▲35	2912	52	67.8	25.6	1.35
1388	2/6	836	6/14	6277	ホソミクロン	964	970	959	967	▲16	938	315	250	32.0	0.52
8040	4/7	5410	6/8	6278	Aユーオン[illegible]	5700	5750	5660	5700	▲10	5947	82.3	73.0	25.3	0.70
2820	1/17	2165	6/9	6282	Aオイレス	2260	2320	2260	2295	▲10	2324	49.1	41.3	23.5	1.48
3330	1/12	2425	6/9	6287	Aサトー	2550	2625	2540	2610	▲30	2556	98.7	56.1	24.2	1.19
1465	4/27	1090	6/14	6291	Aエアーテック	1256	1275	1253	1253	▲23	1231	13.1	14.6	16.1	1.60
1378	1/4	946	6/9	6293	A日精樹脂	1035	1045	1031	1031	▲4	1068	16.6	21.2	15.8	0.97
2670	5/9	1786	1/18	6301	・コマツ	2195	2205	2185	2200	▲30	2134	4683	7741	18.3	1.09
1268	5/9	873	2/20	6302	・住友重	1016	1044	1016	1040	▲22	1011	2153	2742	20.2	0.67
3440	1/30	2250	6/14	6305	A日立建機	2635	2665	2625	2635	▲20	2580	1019.7	1159.3	17.8	0.83
460	1/5	321	6/14	6306	・日工	349	354	346	351	▲3	346	20	15	54.9	1.71
3000	2/7	1505	6/8	6309	A巴工業	1861	2150	1861	1941	▲97	1760	42.3	13.7	17.9	1.55
566	3/30	355	6/21	6310	・井関農	384	386	378	379	▲2	392	1711	3765	24.5	0.79
484	4/21	351	6/9	6313	・共立	427	436	427	430	▲2	411	97	102	16.5	1.16

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日経金融新聞
The Nikkei Financial Daily

ニチハ 防火外壁材 モエンサイディング 50 素材らしい人間らしい家づくり ニチハ株式会社 NICHIHA http://www.nichiha.co.jp

銘柄ボード

日経QUICKニュース社(NQN)の記事を一部使用しています。

ヤクルト本社　投資判断上げを材料視

3120円 △60円 3日ぶりに反発し、一時は年初来高値(3200円)まで買われた。JPモルガン証券が投資判断を3段階のうちの「買い」に1段階引き上げ、目標株価を3500円としたことが材料視された。売買代金は前日比約3倍の33億円だった。「海外での乳製品事業の成長力を背景に今期業績は上方修正含み」(担当の高木直実アナリスト)という。

ただ2006年3月期に急成長した医薬品事業の先行きには不透明感がある。みずほインベスターズ証券の大島守雄シニアアナリストは、「カンプト注(抗がん剤)の特許切れに伴う減収を他の製品で補いきれるかは未知数」と指摘する。9日以降の株価上昇率は30%に達し、29日は25日移動平均との上方かい離率が「買われすぎ」とされる水準の12%を超えた。



ツルハホールディングス　2ケタ増益予想を好感

4380円 △240円 急反発し、値上がり率は5.8%と東証1部で11位。28日の大引け後に2007年5月期の連結経常利益が前年同期比で11%増える見通しを示したのが好感された。決算発表を受け、ゴールドマン・サックス証券が新規に「強い買い推奨」リストに加えたことも支援材料。売買高は前日の4倍強に膨らんだ。

東北地方でドラッグストアの出店を加速。集中出店により集客力向上を目指すドミナント(地域集中)戦略を採る。大和総研の松本大介アナリストは「物流コストの低減により、利益率も改善している」と評価する。ただこの日は買い一巡後に利益確定売りも出て、取引終了にかけ伸び悩んだ。4500円近辺では戻り待ちの売りが膨らみそうで、目先は上値の重い展開となる可能性もある。



三陽商会　収益悪化懸念で連想売り

835円 ▲32円 大幅続落。朝方からじりじりと下げ幅を広げ、後場には前日比40円安の827円まで売られる場面があった。小売業の一部で「天候不順による夏物製品の販売不振が収益悪化につながる」との懸念が出始めており、連想売りが波及した。株価は8日に付けた年初来安値(788円)から26日の直近高値(880円)まで11%強上昇しており、利益確定売りも出やすかった。

もっとも、市場では「主力ブランドの『バーバリー』は売り上げが天候の影響を受けにくく、業績の下振れリスクは小さい」(岡三証券の森清アナリスト)との見方が多い。雇用や所得の改善により個人消費は今後も伸びが続く見通しで、事業環境も良好だ。株価も「一段の深押しは考えにくい」(いちよし投資顧問)という。



関西アーバン銀行　銀行株物色の流れ波及

474円 △24円=大証 大幅反発。個人投資家とみられる買いが優勢で、一時は前日比38円高の488円まで上昇した。値上がり率(5.3%強)は大証1部の首位。「銀行株物色の流れが同銘柄にも波及してきた」(中堅証券)という。30日に実施される東証株価指数(TOPIX)の浮動株調整で、29日の取引終了にかけて浮動株比率の高い銘柄をファンドが買い増すと予想した買いでみずほFGなど大手銀行株が値を上げた。

地銀株もメリルリンチ日本証券が28日付のリポートで横浜銀など一部銘柄の投資判断を引き上げたのをきっかけに幅広く物色された。相場全体の地合いが好転したのも追い風で、市場では「関西アーバンは目先、心理的な上値の節目とみられる500円が意識される」(中堅証券)との見方もあった。



新興3市場

そーせい　連日のストップ高

24万円 △4万円 連日のストップ高。大引けで108株の売買が成立したが1万9000株弱の買い注文を残した。製薬大手に開発権を供与していた慢性閉塞(へいそく)性疾患治療薬で臨床試験の第2段階が終了し、有効性を確認したと28日に発表したことが買い手がかり。27日には別の製薬会社にがんによる痛みを緩和する薬剤の開発権を供与したと発表しており、連日の材料で買いが集まった。

医薬品開発の初期段階を自社で実施し、コストのかかる後半は製薬会社に開発権を供与して収入を得る。5月に主力開発品目の尿失禁治療薬の開発中止を発表し、株価は大幅に下落していた。いちよし経済研究所の山崎清一首席研究員は「一定の結果が出たことで、低下していた信頼が高まった」と評価した。



ドリコム　利益確定売りに押される

336万円 ▲17万円 反落。前日までの6日連騰で6月初めに付けた上場来安値の2.4倍に上昇していたこともあり、利益確定の売りが出やすかった。予想PER(株価収益率)は290倍で、PERが相対的に高いネット株の中でも突出した銘柄のひとつ。「銘柄選別が進む中、高値警戒感が出始めていた」(中堅証券)

ブログ(日記風の簡易型ホームページ)を運用するためのシステムを開発する。新規性の高い事業内容や消費者へのブログの普及を追い風に、2月の上場時から個人投資家の人気を集めてきた。2007年3月期の連結経常利益見通しは前期比78%増の4億円。高成長だが経営規模は小さい。「爆発的な利益成長がないと説明できない株価水準」(ネット証券アナリスト)との指摘もあった。



スクランブル

相場 夏枯れは過去の話?

開示充実・個人台頭支え

二十九日の日経平均株価は反発したものの、東証一部の売買高は十四億株強と相変わらずの薄商い。週明けの七月相場入りを控え、「このまま夏枯れに突入か」とのぼやきも聞こえてくる。だが、市場を取り巻く環境の変化を勘案すると、夏枯れが過去の話になった可能性もみえてくる。

□■□

兆候は表れている。表は七月と八月の月間売買高が、年間売買高の一カ月あたりの平均を上回ったかどうかを示すものだ。上回れば勝ち、下回れば負けとすると、過去二十年間の星取表は十四勝二十六敗。勝率はプロ野球十二球団で現在最も低い楽天以下だ。それが直近三年間に限ると五分の星に改善している。夏の売買高は増えているのだ。

夏枯れを引き起こす大きな要因の一つが手掛かり材料難。しかし、近年の夏は材料に事欠かない。二〇〇三年四月から四半期業績開示が導入され、三月決算企業の四―六月期業績発表が集中するからだ。夏にはがらんとしていた東京証券取引所の記者クラブ(兜クラブ)も、資料を抱えた企業の広報・IR(投資家向け広報)担当者でごった返すようになった。

開示内容も回を重ねるごとに充実してきた。〇三年四―六月期に何らかの損益情報を開示した企業は四割にとどまったが、現在では九割を超す。セグメント情報など詳細な開示も増えてきた。売上高しか開示がなく、投資家が消化難に陥っていた初期のころとは異なる。今や同業他社との比較や時系列での分析がしやすくなっている。投資家にも「有益な投資情報になった」(富士投信投資顧問の岡本佳久執行役員)と好評だ。

夏休み→市場参加者の減少→閑散相場という循環にも変化が起こる可能性がある。カギを握りそうなのは、市場で存在感を増している個人投資家。個人が市場に参加するには、夏休みはむしろ好都合ともいえるのだ。

野村証券のある社員は「夏場は個人客の来店が増える」と話す。支店の営業は原則として平日の昼間で、サラリーマンが足を運ぶのは難しい。平日に休める夏休みは、こうした個人には絶好の機会になるわけだ。普段は昼休みなどに携帯電話を使ってこっそり取引していた個人が、「休暇中は自宅のパソコンから堂々と取引できる」(準大手証券)ようになる。

□■□

七月でライブドア・ショックから半年が経過することも、今年に限れば追い風になるかもしれない。一月に膨れ上がった信用買い残が絶対期日を迎え、個人投資家がいったんは身軽になりそうなためだ。損失を被った個人が多いとも予想されるが、同じタイミングで支給されるボーナスが「痛みを中和する一助になる」(国内証券)はず。日本経団連の調査によれば、大手企業の夏のボーナスは昨年より二%弱増えるという。

もちろん、日米の景気や金融政策など、不透明な要素がすぐに解消される保証はない。業績開示や個人の動向だけで過度に楽観するのも禁物だろう。だが、かつてに比べ夏場の市場エネルギーが着実に増しているとすれば、昨年の歴史的な「サマーラリー」を特殊事例として片付けるのは、早計ではないだろうか。

(須野原礼展)

四半期開示の中身が充実してきた(開示している企業の比率と平均所要日数)





市場での個人投資家の存在感が増している(売買代金とシェア)

シェア / 売買代金 / 兆円 / 1991年度 93 95 97 99 2001 03 05

月間売買高と年間の平均売買高との星取表

(年)	1986	87	88	89	90	91	92	93	94	95	96	97	98	99	2000	01	02	03	04	05
7月	○	●	○	●	●	●	●	●	●	○	●	●	○	○	○	●	○	○	●	●
8月	○	●	●	●	●	●	○	●	●	○	●	●	●	●	●	○	●	○	●	○

過去20年	14勝26敗	勝率.350
〃 10年	8勝12敗	.400
直近3年	3勝3敗	.500

東証プレイバック　29日 後場に買い膨らむ



①寄り付き　日経平均株価は反発して始まった。上げ幅は一時 100円を上回り、9時15分過ぎには1万5000円を上回った。前日の米国株式相場が反発したほか、寄り付き前の外国証券経由の売買注文が買い越し観測だったことで安心感が広がり、幅広い銘柄に買いが入っている。

②前引け　日経平均は反発。前引けは前日比 177円37銭(1.19%)高い1万5063円48銭だった。前日に 300円近く下げた後とあって自律反発狙いの買いが入った。ニューヨーク市場の原油先物相場上昇で石油関連が買われ、値がさハイテク株の一角が上昇し指数を押し上げた。

③大引け　日経平均は大幅に反発。大引けは前日比235円4銭(1.58%)高い1万5121円15銭となり、1万5000円台を回復した。前日の米株式相場反発で買い安心感が広がり、自律反発狙いの買いも。後場には大手銀行株などに買いが入ったことで、日経平均は上げ幅を広げた。

Ⅰ【新日鉱HD】(10時35分、コード5016)続落。一時は前日比39円(4.2%)安の 891円まで下げた。28日に公募増資を実施し、最大 756億円を調達すると発表。1株利益の希薄化などへの懸念が広がり、売りが先行した。ゴールドマン・サックス証券が29日付で、同銘柄を「強い買い推奨リスト」から削除すると発表したことも重し。

Ⅱ【ITFOR】(13時50分、コード4743)急反発。ストップ高となる前日比 100円(11.6%)高の961円まで買い進まれた後、同水準で買い気配。10時30分ごろ「(同社が開発した)携帯電話の全地球測位システム(GPS)機能を使った児童防犯システムを大阪教育大学が採用」と発表。これを材料に買いが膨らんだ。



29日のマーケット

日経平均騰落率・% / 東証1部売買代金・千億円 / 日経ジャスダック平均騰落率・% / 1.58 / 20.903 / 0.20 / 0.75 / 83.20 / 東証2部騰落率・% / 東証1部騰落レシオ・%(25日移動平均)

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日経金融新聞
The Nikkei Financial Daily

日刊 第4861号（土曜・日曜・祝日休刊）

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株、年末1万7000―8000円

6月短観 3市場関係者に聞く

日銀が三日公表した六月の企業短期経済観測調査（短観）は好調な設備投資や雇用環境の改善など景気回復の確かさを改めて裏付けた。利上げが近づくとの見方が増えるなか、株、債券、外為はどう動くのか。市場関係者に緊急サーベイした。（清水崇史、細川倫太郎、松下太郎、高橋誠）＝短観は2面「ミニ辞典」参照


日銀のゼロ金利解除が注目される（昨年4月の金融政策決定会合）

利上げ織り込む ―秋まで一進一退

株式市場ではすでに昨年から脱デフレを手がかりに日経平均株価が四月に一万七五六三円まで急上昇。その後一転して先月十三日に一万四二一八円の年初来安値まで下げ、投資家は期待先行の売買から業績や需給動向を見極めて冷静に売買する傾向を強めている。

確かに短観を受けて下値不安が後退、さらに「ゼロ金利解除は脱デフレの象徴的な意味合いを持つ」（米系証券）とは言える。ただ解除自体が買い材料になるとの見方は少なく、九月末まで日経平均株価は一万四〇〇〇円台から一万七〇〇〇円台程度で推移するとの見方が多い。

企業業績がカギ

一方、秋以降は景気回復に伴う企業業績の伸びを手がかりに年末にかけ日経平均株価が一万八〇〇〇円台まで強含むとの見方も広がっている。

その意味で相場上昇のカギを握るのは企業業績の上方修正。企業各社の四―六月期決算の発表が始まるのは七月下旬。日本経済新聞社の集計によると、全国上場企業千六百六社（金融を除く）の〇七年三月期経常増益率は一・五%どまりで、短観で示された旺盛な設備投資計画が業績収益の底上げに結びつくかどうかが注目点という。

ただ利上げとなると株高を支えてきた投資マネーの収縮が懸念されるほか、有利子負債の比較的大きな業種・企業は手掛けにくいとされる。短観でも景気回復に伴う賃金上昇圧力が懸念され、雇用情勢がさらに逼迫（ひっぱく）すれば企業収益の足を引っ張る恐れもある。

金利「上限2.1%」

債券市場では新発十年物国債利回りの上限が二・一%前後と、現在の水準から大きくは上昇しないとの予測が多い。年度内にあと一回程度は利上げがあるとの見方が多い一方で、実施時期の予測は十月から年度末まで幅広く分かれた。

追加利上げを巡る思惑から「やや上振れする場面もありそう」（富国生命保険の桜井祐記・財務企画部長）との指摘もある。ただ二%を超えると生命保険などの買いも期待できるため、二%の大台を大きく上抜けるとの見方は少ない。

外国為替市場では円相場は年後半にかけてじりじりと円高・ドル安が進むとの見方が増えている。九月末までに一ドル＝一一〇円の節目を再び突破するとの予想もある。

十一月に中間選挙を控えることから米政府がドル安政策を取るとの思惑もくすぶっている。米景気減速が日本経済に悪影響を及ぼせば一方的な円高・ドル安にもなりにくいとの指摘も出ている。

市場関係者サーベイ

	相場見通し（上段9月末、下段12月末）		利上げの時期・年度内回数	
株式	野間口　毅氏（大和証券投資情報部上席次長）			
	1万7000円	4－6月期決算は堅調だが、原油高や米国景気の先行き不透明感から当面は上値は重い。国内景気回復期待から内需関連株には投資魅力がある	7月有力。年内2回も	短観受け前倒しに。旺盛な設備投資計画などを受け金融政策の正常化急ぐ
	1万8000円			
	馬渕　治好氏（日興コーディアル証券国際市場分析部長）			
	1万7000円	下値不安は乏しいが上値追いの材料も不足。企業の通期業績予想は秋以降に上方修正され、年末にかけ上値を試すか	8月有力。年内1回のみ	短観で景況感の改善は小幅。8月上旬のGDP発表後に最終判断へ
	1万8000円			
	礒　正樹氏（安田投信投資顧問株式運用部長）			
	1万5000円	自民党総裁選の結果が判明するまでは積極的に動けない。その後は、好調な企業業績を評価する形で上昇基調に	7月の可能性も。年内最大2回	短観では企業の設備投資計画の強さが印象的。株式市場も落ち着いた
	1万7500円			
	吉野　晶雄氏（ソシエテジェネラルアセットマネジメントチーフエコノミスト）			
	1万6000円	今後、米景気減速が鮮明になり、上値追いは難しい。ゼロ金利解除により、株高を支えていた過剰流動性も縮小する	9月。来年3月末に2%に	現状の株価水準では少し時間を要する。消費者物価指数も夏場を境に伸び悩む
	1万6900円			
為替（1ドル）	倉都　正士氏（三菱東京UFJ銀行上席調査役）			
	110円	8月後半から米経済の減速懸念から、円買い・ドル売りが優勢に。年末には米企業のドル買いも	7月。2回（3回の可能性も）	設備投資が強く短観の内容が良かった。消費者物価も上昇
	112円			
	宇野　大介氏（三井住友銀行ストラテジスト）			
	107円50銭	米中間選挙に向けて円高・ドル安に。米経済の減速は日本経済に悪影響を及ぼすため、次第に円売りに	できない	日本の株式市場はまだ不安定。米経済の減速リスクも高い
	107円50銭			
	佐々木　融氏（JPモルガン・チェース銀行チーフFXストラテジスト）			
	108円	世界経済の不均衡問題や米中間選挙などを材料に、年末に向けてじりじりと円高・ドル安が進む	7月。3回	短観で雇用や設備などの判断指数（DI）が全般的に改善
	106円			
債券（10年債利回り）	松沢　中氏（野村証券チーフストラテジスト）			
	1.75―2.05%	来年3月の再利上げで0.5%までの政策金利引き上げを予想。次の利上げの具体化までは2%台の定着はなさそう	7月。2回	日銀短観が景気の持続性を裏付けた
	桜井　祐記氏（富国生命保険財務企画部長）			
	1.7―2.1%	次の利上げは年末か来年1月。金利の上昇圧力がかかるが、政権交代で改革路線の後退が嫌気されると上昇幅が限定される可能性	7月。2回	日銀短観では大企業だけでなく中小の非製造業の業況感も改善している
	1.8―2.3%			
	市川　達夫氏（ABNアムロ証券チーフ債券ストラテジスト）			
	2.1%	2回目の金利引き上げは早ければ10－12月か。利上げに対する警戒感から金利は徐々に上昇していくとみる	7月。少なくとも2回	CPIも0.6%まで上昇している
	2.2%			

ゼロ金利解除 7月観測が大勢
総裁資金拠出「影響なし」

六月の企業短期経済観測調査（短観）で設備投資計画が上方修正されたことなどを受け、市場関係者の間では日銀は七月にゼロ金利政策を解除するとの観測が大勢となっている。

短観はほぼ市場の予想通りとはいえ景況感改善を示し、「政治要因と切り離して金融政策を論じられるようになった」（野村証券の松沢中チーフストラテジスト）ためだ。消費者物価も上昇が続き、日経平均株価もやや持ち直しの兆しを見せていることも早期利上げ観測の背景にある。

「福井総裁個人の問題で時期が早まったり遅れたりする影響はない」（大和証券投資情報部の野間口毅上席次長）と、福井総裁の資金拠出問題が日銀が金利を上げにくい材料にはならないとの判断が市場では一般的だ。

株売却益 昨年度本社調査
VC、倍増の790億円
ジャフコ2年連続首位

日本経済新聞社が実施した二〇〇五年度の株式売却益（キャピタルゲイン）調査によると、ベンチャーキャピタル（VC）[illegible]、総額は七百九十億円と前年度の二倍に増えた。株式相場の上昇を背景に投資先の株価が堅調に推移したことで、各VCとも投資の回収が順調に進んだ。会社別ではジャフコが二年連続で首位になった。（関連記事、調査結果を4、5面に）

日経リサーチの協力を得て、全国[illegible]のVCを対象に調査を実施し、[illegible]社から回答を得た。[illegible]

株式売却益を増やす原動力は、今年一月のライブドア・ショック直前まで記録的な活況が続いた新興株式市場。[illegible]

[illegible]上場受け付けを凍結した[illegible]社などへの保有株売却が[illegible]数は国内二十三社と前年[illegible]売却益の額で五位の日[illegible]

05年度のVCの株式売却益ランキング

（単位百万円、%。―は前の年度との比較なし、▲はマイナス。カッコ内は04年度の順位）

順位	社名	金額	増減率
1(1)	ジャフコ	13,838	5
2(―)	三菱UFJキャピタル	12,185	―
3(―)	SBIホールディングス	9,030	―
4(―)	エヌ・アイ・エフSMBCベンチャーズ	8,933	―
5(3)	日本アジア投資	6,634	95
6(―)	みずほキャピタル	6,053	―
7(4)	あおぞらインベストメント	4,116	32
8(5)	りそなキャピタル	4,040	50
9(6)	東京中小企業投資育成	4,009	51
10(11)	名古屋中小企業投資育成	2,108	136
11(7)	大阪中小企業投資育成	1,964	57
12(10)	横浜キャピタル	795	▲53
13(12)	日興アントファクトリー	591	49
14(11)	新光インベストメント	533	34
15(10)	ニッセイ・キャピタル	471	17

日産・ルノー 提携協議へ
ゴーン氏手腕 市場が期待
GM再生、壁高く

ゴーン社長の「神通力」は発揮されるか

日産自動車と仏ルノーの連合が米ゼネラル・モーターズ（GM）と資本提携協議に入る見通しとなり、三日の日産自の株価は[illegible]市場では日産自を立て直したルノー社長、カルロス・ゴーン氏の「神通力」に期待が集まる。日産・ルノー連合にとってGMの魅力は[illegible]

[illegible]

更新。売上高営業利益率は今期予想で八・七%と業界最高水準の収益力を築き上げた。

ただ日産自とGMでは状況は大きく異なる。日興シティグループ証券の松島憲之アナリストは日産自の再生理由として①ルノーが筆頭株主として経営権を完全掌握②生産・開発で高い潜在力を活用③保有していた土地や株式を売却――という点を挙げたうえで、「多くの要素がGMには欠けている」と分析する。

「ルノーと日産のトップ兼任だけでも大変なのに、GMの面倒も見るのはスーパーマンでも難しい」とある外国証券のアナリストは指摘する。確かに日産自の販売は国内外とも足元は低調だ。GM提携の最大のリスクはゴーン氏の時間と体力の限界にあるのかもしれない。（横山雄太郎）

複眼独眼 「金融護身術」の普及 必要に

▼金融商品のマーケティングが、熱を帯びている。毎月分配型や元本確保型といった、合理的ではないが、顧客の心理的なツボを押さえた商品の開発が盛んだ。この種の運用商品では、市場から得られたリターンを商品の供給者と顧客が分け合うのであり、供給者側では、顧客の判断の歪みが利潤の源泉になる。

▼CMも巧みだ。可愛い子犬で優しさを、加えて、「ご利用は計画的に」などと親身の立場を装うが、本当に計画的行動が可能なら、消費者金融など使うものか。高利で借金することが、「普通のこと」であるかのようなイメージが流布されている。また金融機関の窓口でのセールス話法も、顧客の心理を研究した巧みなものになっている。

▼金融機関向けの本をひもとくと、たとえば、「預金にもリスクがある」こと（インフレのリスクなど）を説き、顧客を不安にさせて、「分配金が安定している」安心感をさりげなく伝え、「お孫さんとお食事でも」と分配金の好ましい使い道をイメージ喚起する、といった話法が説明されている。感情への訴えかけ方としてはうまい。

▼人間は損得勘定も考えるが、感情で物事を決める動物だ。「勘定」と「感情」の差額部分には、売り手の利益を紛れ込ませる余地があり、これがマーケティングの基本原理だ。そしてマーケティングの講座は売り手の立場に立つことに何ら疑いを差し挟まない。

▼マーケティングの標的になっている消費者は、自己責任という呪文だけを授かって放置されている。金融に限っても、マーケティングの手口をどう見抜いて、適切な「勘定」を働かせるか、という教育がない。金融護身術とでも呼ぶべき、消費者教育がバランス上必要なのではなかろうか。（梅銀）

きょうの紙面

▷郵政の投信ネット販売 銀行・証券の戦略に波紋 3
▷伊藤ジャフコ社長インタビュー 5
▷独取引所、伊・スペインと統合交渉 9
▷市場に漂う「景気ピーク説」 2

日経金融新聞ホームページ
http://www.nikkei.co.jp/ks/
購読のお申し込みは 0120-21-4946 http://www.nikkei4946.com

利上げはいつか? QSS REPORT
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QUICK 03-6733-9031

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この瞬間も、世界の通貨は動いている。
"外国為替をもっと身近に!"
外為どっとコム
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実施中 外貨投資スタートキャンペーン SUMMERTIMEPROJECT
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0120-430-225
外国為替保証金取引は、元本・収益を保証するものではなく、お預け入れになった保証金額以上のお取引額で取引を行なうため、投下資金以上の損失が出る可能性がございます。
株式会社 外為どっとコム 〒105-0021 東京都港区東新橋2-8-1

BOJウオッチャー

共通オペ金利上昇

ゼロ金利解除の準備着々

日銀が三日実施した資金供給となる「共通担保供給」オペの金利が上昇した。七月のゼロ金利解除を意識した金融機関が早めに資金を確保しようと、積極的に応札したためだ。短期金融市場でゼロ金利解除の準備が着々と整ってきたことをうかがわせる。

▼…三日の共通担保オペの平均落札金利は〇・二四九%となり、前回の六月三十日実施分に比べて〇・〇三七%上昇した。応札倍率も四・六八倍となり、前回（四・一九倍）を上回った。現在の金融政策では、金融機関はオペで資金を調達しなくても、日銀の補完貸付制度を利用すれば公定歩合（〇・一%）で資金を借りられる。必要担保はオペも補完貸付制度も同じなので、八月十五日を期限とする供給期間中の利上げを市場が想定しているとみることもできる。

市場関係者は、同日発表となった六月の企業短期経済観測調査（短観）で二〇〇六年度の設備投資計画が大幅に上方修正になったことに着目。十三、十四日の政策委員会・金融政策決定会合でのゼロ金利解除をかなり織り込んだ。

▼…日銀は量的緩和解除後に日銀当座預金残高を減らし始め、既に「削減プロセスはほぼ終息した（福井俊彦総裁）」としている。このため、物理的にはゼロ金利政策を解除できる状態になっている。ただ短期市場は今なお機能回復の途上で、ゼロ金利解除後の市場動向に「やや不透明な部分がある」と心配する声も出ている。（B）

FTから

FRB、新たな市場対話 模索

グリーンスパン氏が米連邦準備理事会（FRB）を率いていた当時、市場関係者は巧妙に練られた文言を解釈することで経済の先行きを占った。ところがバーナンキ氏が議長に就任してゲームのルールは変わった。バーナンキ新議長は平明な言葉を用いた新たな市場対話を模索している。

バーナンキ氏は3月、議長として初めて米連邦公開市場委員会（FOMC）に臨んだ。会合後の声明では「フォワードルッキング（先行きを見据えた）」な景気判断に大きな重点を置いた。フェデラルファンド（FF）金利の誘導目標を年5.25%に引き上げた6月のFOMC後の声明は、この方式をさらに一歩進め、金融政策の方向性をはっきり示さなかった。

声明から従来の「当委員会は今後も追加的な引き締めが必要になるかもしれないと判断する」との文言が消え、代わりに「総需要の伸び鈍化はいずれインフレ圧力抑制に寄与するが、当委員会は若干のインフレリスクが残ると判断している」と述べたうえ、「追加引き締めの程度とタイミングは今後のインフレと経済成長見通しの変化に左右される」と結論づけた。市場はFRBが今後の政策について明確な見通しを持っていないと解釈している。

バーナンキ議長はFRBが自らの考えを明らかにし、景気と金利の先行きは市場参加者自身が判断するよう促したいと考えている。JPモルガン・チェースのブルース・カスマン氏は「FRBは投資家の手足を縛りたくないと考えている」と語る。FRBウオッチャーには悪いニュースだが、市場はこうした方式を受け入れようとしている。

バーナンキ議長は就任以来、市場がFRBの声明に過剰に依存していると欲求不満を募らせていた。経済の短期的見通しの確信度が高まれば、FRBは金融政策の方向性を再び明確に打ち出すかもしれない。しかし、新議長の性格を考えると、差し迫った理由がない限りそうしないだろう。

（英フィナンシャル・タイムズ特約、3日付）

ポジション

「7月解除」に円・株踊らず

日銀短観、ピークの見方も

市場参加者の間でゼロ金利政策の七月解除説が急速に強まっている。五月の消費者物価指数（CPI）や六月の日銀企業短期経済観測調査（日銀短観）が景気・物価情勢の鮮明な改善傾向を示しているためだ。だが円相場や日経平均株価の反応はいまひとつ。市場に漂う「今が景気のピークではないか」との疑念が積極的な行動を手控えさせているようだ。

★☆★

三日の東京市場。朝方発表の日銀短観で、大企業の今年度設備投資計画が十六年ぶりの高い伸びになったことを受け、円高・株高が進んだ。ただ円相場は発表直後こそ急上昇したが、その後は一気に伸び悩み、一時は前週末終値を下回る場面もあった。日経平均株価も昼過ぎに上昇幅が一〇〇円を超えたが、引けにかけて伸びが急速に鈍化する展開になった。

前週末に発表されたCPIも日銀のシナリオ通りに物価が上昇していることを示す内容だった。生鮮食品を除いたベースで前年同月比〇・六%増と、日銀が四月下旬に示した「経済・物価情勢の展望（展望リポート）」に盛り込んでいた今年度CPI見通しの中央値に並んだからだ。

七月解除観測の一方、米国では六月下旬の米連邦公開市場委員会（FOMC）終了後の声明文に景気減速への警戒感を盛り込んだことを受け、利上げ休止観測が急浮上しており、日米金利差は縮小に向かっている。それでも市場が強気になれないのは、景気回復が長期化しても過熱感がいっこうに消えないことへの「違和感」だ。

BNPパリバ証券の河野龍太郎チーフエコノミストは「日銀短観は今回がピーク」と強調する。秋口以降は海外経済の減速をきっかけに輸出が鈍り、製造業の景況感は悪化に転じると予想する。

たしかに視点を変えると、好調な短観の危うい シグナルが見えてくる。

まず前回調査から一ポイント改善した大企業製造業の業況判断指数。「良い」の割合から「悪い」の割合を引いて算出するが、中身を見ると「悪い」が二ポイント減る一方で「良い」も一ポイント減っており、増えているのは「さほど良くない」の割合だ。農林中金総合研究所の南武志主[illegible]国内は前回調査から下方修正された。

この点から考えると、六月時点では一九九〇年度以来の高水準を示した設備投資も、内需に不安を抱えた状況では「海外経済減速→輸出鈍化→在庫積み上がり」というリスクシナリオにつながりかねない。市場では好調な設備投資を背景にゼロ金利解除に踏み切り、深刻なデフレ状態に陥った二〇〇〇年八月の記憶も今なお生々しい。

★☆★

[illegible]

（小栗太）



日経辞典 短観

▲日銀が民間企業の経済活動を把握するために四半期ごとに実施する調査。正式には企業短期経済観測調査と呼ぶ。[illegible]

東京市場 3日の主な指標

株式

項目	値	前日比
日経平均株価	15571円62銭	△66円44銭
売買高	16億958万株	
売買代金	2兆1370億円	
値上がり銘柄数	1049	
値下がり銘柄数	550	
商い成立銘柄数	1697	
年初来高値銘柄数	15	
年初来安値銘柄数	3	
時価総額（普通株式ベース）	514兆393億円	
ドルベース日経平均株価	135.94ドル	△0.76ドル
東証1部株価指数	1593.22	△6.26
日経ジャスダック平均	2353円28銭	△11円28銭

円相場

対ドル	114円55銭—114円58銭	10銭高
対ユーロ	146円39銭—146円43銭	62銭安

金利

10年国債利回り	1.965%	+0.045%
無担保コール翌日物	0.024%	−0.003%

商品

金（ロンドン渡し、1トロイオンス）	619.50—620.50ドル	+19.90ドル
原油（ドバイ、1バレル）	68.55—68.65ドル	+1.45ドル



マーケットアイ

ドル、徐々に下落へ

ゼロ金利解除で100～110円も

シティグループ チーフ・カレンシー・ストラテジスト スティーブン・セイウェル

最近のドル高をもたらした要因は二つある。まず世界的な株価の下落でリスクマネーがドルに向かったこと。もう一つは米連邦準備理事会（FRB）の信頼性懸念に端を発したドルへの弱気論が解消したことだ。とはいえ、こうした一時的要因は薄れ、ドルはこれから徐々に下落する可能性がある。現在はドル売りを再開するのに魅力的な相場水準だろう。

□—□

株価下落に伴うリスクポジションの削減がドルを下支えしたことはほぼ間違いない。過去一年間の米国投資家による外国株の買越額は千二百六十億ドルと極端な水準に達しており、いったん世界的な株高が逆転すれば、資金が引き揚げられるリスクが高まっていた。最近のそうした持ち高の解消がドルの買い戻しにつながったようだ。

世界的にマネーの流動性が縮小するとの懸念が株式相場や商品価格の下落の理由かもしれない。それでも、われわれはインフレ懸念は誇張されていると考える。新興市場国の株価がさらに急落する可能性は排除できないが、このところの株価急落は一時的な調整とみている。

米国での長期的なインフレ観測の高まりが四月から五月前半にかけてのドル安の原因だったようだ。FRBのコメントがかなり「ハト派」的だったところから、FRBはインフレの進行を許容しているフシがあると誤って受け取られ、ドルを押し下げたのだ。

六月以降はバーナンキFRB議長がより「タカ派」的コメントをするようになり、ドルの上昇につながった。しかし、われわれのドル安予想はFRBの信頼性低下、あるいはインフレ観測を前提にしてはいない。

経常赤字が拡大するにつれ、米国への純流入額は減少しかねない。今年の経常赤字は過去最高の八千九百六十億ドルに拡大すると予想している。

米国以外の国々の金融資産に占めるドルのシェアが増え続けるには、ドル資産のリターンが増え続けることが必要だが、現実はそうなってはいない。昨年は縮小気味だった民間部門の資金調達ギャップは今後、拡大し続けるだろう。

ドルは対円でも現在の水準から下落するだろう。日本銀行による量的金融緩和政策の解除と、市場が予想する今年後半の金利引き上げにより円は上昇するとみている。たとえ初回の利上げ時期が現在の市場予想より遅れたとしても、金利上昇リスクが消えないからには新たな円安局面を期待するのは難しい。

日本の景気見通しは引き続き好調だ。二〇〇六、〇七年は過去の平均トレンドを上回る成長が続くと予想している。しかも円は実質価値でみればほぼ二十年ぶりの低い水準にあり、円高に振れる可能性が大きい。

市場参加者の多くは、日本の個人投資家が外貨建て運用を強めていることが円安の要因とみてきた。しかし日本の財務省統計はこうした説を裏付けてはいない。

昨年、外国人投資家の資金流入額は日本からの流出額とほぼ均衡していた。今年はこれまでのところ、純流入額は流出額をかなり上回っている。こうした状況をみれば、日本からの資金流出が円安の要因になったとは考えられないだろう。

□—□

最近のドル高をもたらした一度かぎりの要因は影が薄くなり、ドルがさらに上昇するきっかけは見当たらない。市場はドル高要因として景気動向や金利差を以前ほど重視しなくなったので、悪化し続ける構造的要因が再びドルを押し下げることになる。日銀が金融政策の正常化を進めるにつれて、円の対ドル相場は一ドル＝一〇〇—一一〇円へと上昇するだろう。

外為 （3日）

◇円相場（銀行間直物、1ドル＝円）

		前日
終値(17時)	114.55—114.58	114.65—114.67
寄付(9時)	114.10—114.13	115.15—115.18
高値	114.10	114.48
安値	114.75	115.23
直物売買高		1520億7000万ドル
スワップ売買高		411億2500万ドル
オプション売買高		16億5100万ドル

◇ユーロ・ドル相場（銀行間直物、1ユーロ＝ドル）

		前日
終値(17時)	1.2777—1.2780	1.2714—1.2716
寄付(9時)	1.2789—1.2792	1.2663—1.2666
高値	1.2800	1.2733
安値	1.2770	1.2658
直物売買高		78億7400万ドル
スワップ売買高		102億5400万ドル
オプション売買高		—

◇ユーロ・円相場（銀行間直物、1ユーロ＝円）

		前日
終値(17時)	146.39—146.43	145.77—145.81
寄付(9時)	145.95—145.99	145.84—145.88

◇銀行間ドル直先スプレッド（1ドル当たり円、dはディスカウント、pはプレミアム）

	実勢	年率%
1カ月	d0.532	5.06
3カ月	d1.478	5.04

◇主要欧州通貨（銀行間）

		売買高(億ドル)
英ポンド	1.8448—1.8452	0.11
スイスフラン	1.2256—1.2260	0

(注)売買高は前日

◇対顧客米ドル先物相場（円、三菱東京UFJ銀）

	売り	買い
7月渡	115.46	113.00
8月	115.00	112.49
9月	114.51	112.02
10月	114.02	111.51
11月	113.55	111.04
12月	113.08	110.58

◇人民元相場（上海、銀行間取引、17時30分現在）

米ドル(1ドル＝元)	8.0027	7.9943
日本円(100円＝元)	6.9833	6.9717

通貨オプション

◇円・ドル ボラティリティー(%)

	中心	前日
1カ月	9.0	9.1
3カ月	8.9	8.8

(注)日銀

◇プレミアム 円コール・ドルプット

	買い	売り
1カ月	1.06	1.66
2カ月	1.78	2.39
3カ月	2.62	3.03
6カ月	4.23	4.74

円プット・ドルコール

	買い	売り
1カ月	0.85	1.39
2カ月	1.09	1.36
3カ月	1.21	1.51
6カ月	1.39	1.72

(注)三菱東京UFJ銀

日銀の金融調節 （3日）

[illegible]

短期金融 （3日、%）

◇コール（短資協会、有担保コールは出し手レート、速報）

[illegible]

◇CP気配（短資協会）（現先）

	売り	買い	前日 売り	前日 買い
翌日	0.020	0.160	0.020	0.160
1週間	0.028	0.183	0.028	0.183
1カ月	0.047	0.233	0.047	0.233

◇T.B気配（短資協会）（現先）

	売り	買い	前日 売り	前日 買い
翌日	0.020	0.073	0.013	0.073
1週間	0.036	0.090	0.026	0.080
1カ月	0.066	0.176	0.043	0.126

◇TIBOR（全銀協、ドルはQUICK）

	円 365日ベース	円 360日ベース	ドル 360日ベース
1週間	0.12364	0.12300	—
1カ月	0.18636	0.18900	5.34800
2カ月	0.27273	0.27300	5.43800
3カ月	0.35000	0.34900	5.49400
6カ月	0.43000	0.42800	5.58200
9カ月	0.50000	0.50000	5.63800
12カ月	0.57636	0.57600	5.68000

◇東京オフショア市場（三菱東京UFJ銀）

	円	ドル
7日	0.10—0.060	5.32—5.22
1カ月	0.12—0.080	5.34—5.24
2カ月	0.23—0.150	5.42—5.32
3カ月	0.34—0.260	5.47—5.37
6カ月	0.41—0.330	5.58—5.48
1年	0.53—0.450	5.68—5.58

◇外貨預金（三菱東京UFJ銀、個人向け、自動継続型、2000ドル相当以上）

	1カ月	3カ月	6カ月	1年
米ドル	3.660	3.790	3.900	3.990
ユーロ	1.170	1.320	1.520	1.790
英ポンド	2.950	3.010	3.060	3.250
スイスフラン	0.010	0.010	0.060	0.250
豪ドル	3.760	3.970	4.130	4.340
ニュージーランドドル	5.030	5.220	5.400	5.480

◇大口定期預金（3カ月、5億円程度の都銀店頭表示レート） 0.02～0.03

◇短期国債利回り（日本相互証券、売買高・億円）

銘柄		引け	売買高
FB3カ月	396回債	—	—
TB6カ月	402回債	—	—

◇スワップ・レート（東短キャピタルマーケッツ）

	円—円	米ドル—米ドル	米ドル—円
1年物	0.68—0.64	5.695—5.665	+2.00—−1.00
2年物	0.99—0.95	5.650—5.620	+2.13—−0.87
3年物	1.26—1.22	5.640—5.610	+2.25—−0.75
4年物	1.48—1.44	5.658—5.628	+2.38—−0.62
5年物	1.67—1.63	5.673—5.643	+2.38—−0.62
7年物	1.95—1.91	5.708—5.678	+2.25—−0.75
10年物	2.21—2.17	5.753—5.723	+1.50—−1.50

債券標準価格（JSプライス） （3日）

[illegible]

公社債 （3日）

[illegible]

取引所外国為替証拠金取引

[illegible]

債券先物オプション

（3日、東証、円・枚）

[illegible]

金融先物 （3日）

（東京金融先物取引所、円、枚、%、カッコ内は前日）

[illegible]

債券先物 （3日）

（東証、円・%・億円、強弱は前日清算値を基に算出、カッコ内は前日）

◇10年物（6%国債） 06/9月	131.73	131.35	131.73	131.01	131.08	−0.57	2.206	51702	155084
06/12月									60
07/3月									0
売買高計	51702	(31419)	建玉計	155144	(131358)				

郵政公社、投信ネット販売 「手数料下げ」に波紋

「窓口と一律」に風穴

大手証券やメガ銀、戦々恐々？

深層真相

日本郵政公社は二〇〇七年五月からインターネット経由で投資信託を販売する。ネットでは「商品説明の手間がかからない」として手数料を大幅に引き下げるのがミソだ。実は大手証券やメガバンクの投信手数料はネットも窓口も一律。郵政公社は"新参者"ながら投信販売で存在感を高めており、金融機関の担当者も内心穏やかではないはずだ。

現在、郵便局では七種類の投資信託を扱っている。販売手数料をみると最低が「野村世界6資産分散投信」の一・五%強、最高は「住信日本株式SRIファンド」の三・一五%とばらつきがあるが、平均はざっと二・三%で業界平均並み。「値引きのプライスリーダーにはならない」（幹部）と気をつかってきた。

ただ、ネット販売では販売手数料を引き下げる方針。顧客が自ら商品内容を理解したうえで購入するのに、商品説明の対価であるはずの窓口での手数料と同額では「理屈に合わない」というわけだ。詳細は今後詰めるが、三割前後の下げ幅になる可能性がある。

窓口、ネットと同じ手数料体系で投信を販売しているメガバンクや大手証券は痛いところをつかれた格好でもある。もっとも、今のところこうした郵政側の「正論」には取り合わず、事態を静観しているようす。ネット販売があまり多くないうえ、根強い投信人気を背景に「無理な競争をしなくてもいい」という余裕があるためだ。

あるメガバンクの担当者は「投信手数料の引き下げ論議が本格化するのは早くてもあと二、三年先」とみている。

とはいえ、投資家が郵政公社の考えを支持するなら話は別。かつて株式売買で起きたように、手数料の安さに注目した投資行動が広がれば、窓口での投信手数料も雪崩を打って下がる可能性がある。

激しい競争で知られるネット証券の間には「投信の手数料引き下げは避けられない」ときな臭い空気が漂い始めた。郵政公社の攻勢を「民業圧迫」と苦々しく思う関係者は多いが、手数料競争を迷惑がっているばかりだと顧客から突き上げられるかもしれない。

郵政公社で販売している投資信託一覧（単位：%）

名称	運用会社	販売手数料
野村世界6資産分散投信	野村アセットマネジメント	1.575
大和ストックインデックス225ファンド	大和証券投資信託委託	2.1
日興五大陸債券ファンド	日興アセットマネジメント	2.1
日興五大陸株式ファンド	日興アセットマネジメント	2.1
GS日本株式インデックス・プラス	ゴールドマン・サックス・アセット・マネジメント	2.625
DIAM世界リートインデックスファンド	興銀第一ライフ・アセットマネジメント	2.625
住信日本株式SRIファンド	住信アセットマネジメント	3.15

データ

6月の資金需給実績

	実績	前年
日銀券	▲6,085	▲5,650
財政等	90,130	37,934
一般財政	43,780	73,988
国債	30,805	▲39,567
政府短期証券	10,185	3,921
外為	0	0
その他	5,360	▲408
資金過不足	84,045	32,284
金融調節	▲71,425	▲11,895
準備預金	▲21,660	19,695
日銀券残高（月末）	745,625	740,167
貸出残高（月末）	7,060	49

（注）単位は億円。▲は資金不足要因、準備預金の取り崩し

日証協会長 安東氏 就任会見

引受審査で不正防ぐ 優遇税制 継続求める

日本証券業協会の安東俊夫新会長は三日の就任会見で「公正・透明で信頼できる証券市場をつくる」と述べ、証券会社の引受審査業務の見直しを通じて不正防止につなげる方針を示した。証券税制については優遇措置の継続が望ましいとの考えを示した。主なやり取りは以下の通り。

――ライブドア事件や村上ファンド問題など不祥事が相次いでいる。

「自由な取引というのが証券市場の前提だ。これが悪用されないよう、自主規制で未然に排除しなければならない。証券会社の引受審査で不正を発見できる場合もあるはずだ。情報開示を進めて市場の信頼を維持する必要もある」

――金融商品取引法の施行で自主規制機関としての役割が高まる。

「構造変化に対応して自主規制ルールや執行体制を整えて証券会社を支援したい。金融庁との連携は重要だが、業界の要望や現場で起きていることも反映したい」

――証券税制の優遇措置継続は難しいとの見方もある。

「日本で貯蓄から投資への流れが定着したとはいえず、税率一〇%の優遇措置の継続を求めたい。客観的な根拠を示して関係者と交渉したい」

――越田弘志前会長は東京証券取引所からマザーズ市場を分離すべきだと主張している。

「越田前会長は私的な意見として出したのだろう。私は明確な結論を持っていない。一般論として取引所の数が多ければ過当競争を招きやすい。取引所の効率化やシステム標準化という観点から検討したい」

ひと通り

財務省 国債管理に民間の知恵

元ストラテジスト 野村氏 市場分析官に起用

財務省は三日付で、理財局国債業務課の市場分析官として大和証券SMBCで債券部企画課次長を務めた野村[illegible]氏を採用した。[illegible]

市場分析官は二〇〇四年に新設され、国債市場の動向分析などを担当する。野村氏は旧住友銀行（現三井住友銀行）出身[illegible]

火災保険の財務企画部で課長代理を務めた五條徹氏が[illegible]

JCB、山形銀と提携 山形信販に出資、FC契約

クレジットカード最大手のジェーシービー（JCB）は三日、[illegible]ズ（FC）契約を結ぶ。[illegible]と発表した。山形銀が出[illegible]きんジェーシービーカード[illegible]ード事業を強化する。

[illegible]

郵便貯金残高（6月30日現在、単位億円、▲は減少。マイナス、カッコ内は前年同期比、%）

[illegible]

②郵便貯金全体の残高 [illegible]

保険金支払い監視新組織

[illegible]

列島金融ファイル 奈良発

りそな「奈良地域」発足半年

南都銀追撃へ「最先端」吸収

りそな銀行に吸収合併された第二地方銀行の奈良銀行が、りそな銀の一分社である「奈良地域」として今年一月に再スタートしてから半年たった。奈良県内のシェアは一〇%余り。五〇%を握る南都銀行に次ぐ地位を固められるか。旧奈良銀出身者のレベルアップや行員同士の融和など、まずは足元固めに躍起だ。

「今日は与信判断のうち、案件判断について話します」。奈良営業本部（奈良市）の会議室で開かれたフォローアップ研修には、旧奈良銀の本部勤務経験者らが十人余りが集まった。営業力強化の一環として、吸収合併を機に営業店の最前線へ駆り出されたのだ。

「研修は分かりやすくてためになるし、日々の業務を再確認できる」。新奈良営業部兼大安寺支店の安村隆生マネージャーはそう語る。旧奈良銀では本部の総合企画部勤務だったが、今は融資の担当だ。「営業現場を十年離れていたから戸惑いもあったが、りそなの一員として頑張りたい」と力を込めた。

旧奈良銀出身者をりそな銀本部に期間限定で配属させ、最先端の商品知識を実地に学んでもらう試みも始まった。「奈良地域に戻ったら、他の行員に教える側に回ってもらいたい」（松井英樹・奈良地域リージョナルオフィサー）という。

小学生がパン屋、花屋などの社長にふんして仕入れた商品を販売し、互いに他の店の客にもなって利益を競う。昨年八月、奈良銀時代に奈良市内で開いた小学生を対象とした「キッズマネースクール」。「子供が楽しく企業経営を疑似体験できる」と好評だった。今年は奈良営業本部企業サポートグループの寺田雅則氏をリーダーとする十八人の有志で同様のスクールを実施する予定だ。

十八人は奈良地域の社外活動「ドリームチーム」の一環で集まった。「日常業務の枠を超えたグループをつくってみようと四月から始めた。行員同士の融和を図るグループ、地域社会への貢献を考えるグループなど、七つのチームが結成された」と統括役の堀正明・奈良営業本部アドバイザーは話す。

マネースクールを開く「金融教育グループ」のメンバーは「りそな、旧奈良の出身者が半々。部署にも偏りはなく、和気あいあいとやっている」と寺田氏。

このほか手話教室の開催を目標とする「社会福祉活動グループ」（十四人）、来年始まるご当地検定の資格取得を目指す「奈良検定グループ」（四十二人）などができた。



旧奈良銀出身者への研修を頻繁に開いている（奈良市の奈良営業本部会議室）

「全国規模のネットワークを活かし、幅広い高度な商品・サービスをご提供…」。奈良地域は吸収合併後の再出発にあたり「マニフェスト」を掲げた。「地元に密着した旧奈良の良さに、りそなの良さを融合させることを意識した」と奈良地域担当の上林鶴則常務執行役員は語る。

「りそなの良さは最先端の金融サービスを奈良にもたらすことができる点にある」と強調した。

奈良地域三百人のうち旧奈良銀の出身は二百人。彼らへの研修を急ぐのも、最先端のサービスに対応した知識を吸収してもらうためだ。

「奈良という名がなくなることで行員の士気が下がるかと恐れたが、顧客の期待に後押しされて状況は良い」と上林常務は手応えを感じている。旧奈良銀の支店を訪れる顧客数は、合併前に比べ二割増えた。

県内に九十一店を持つ南都銀に対し、りそなの七店と旧奈良の十五店を加えた二十二店で挑む。「奈良県のリーダーが南都銀というのは間違いないが、全国区の銀行ならではの情報力を生かし、『南都の次』の銀行として存在感を示していきたい」（上林常務）という。

（奈良支局長 吉田俊宏）

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昨年度VC調査

6年ぶり高い伸び　―ITブーム以来

投資額89％増

二〇〇五年度のベンチャーキャピタル（VC）調査では、年間総投資額が三千五百二十三億円と前の年度に比べ八九%増え、六年ぶりの高い伸びを記録した。新規上場株の人気を追い風に、大幅に投資を積み増すVCが多かった。各社とも投資に意欲的で、〇六年度も有望企業に対して高水準の投資が続きそうだ。

全体の投資額はIT（情報技術）ブーム期の〇〇年度（四千二百一億円）に次ぐ水準に増加した。総投資額の伸び率は〇〇年度の五六%増を上回り、各社が一段と積極姿勢に転じた様子が鮮明になった。

個別で躍進が目立ったのがSBIホールディングス。得意とするIT投資を中心に前年度の二・六倍に投資を拡大した。首位の中央三井キャピタルは大型の買収投資案件が増えた。エヌ・アイ・エフSMBCベンチャーズ、三菱UFJキャピタルは昨年度に合併で発足したため、年度比較はできない。

業種別ではIT・ネット関連の投資が七百七十三億円と二・二倍に急増した。ネット交流サービスなど新たな有望企業が増えたことが背景だ。景気拡大の恩恵を受けやすいサービス関連は百四十四億円と四九%増。資本市場の活性化を受け金融関連も二・六倍の三十一億円に増えた。一方、前年度の投資拡大をけん引したバイオ・医療関連の投資は百九十八億円と七%減った。

IT投資の上積みなどが寄与し、各社とも軒並み投資残高を増やした。全体の投資残高は四三%増え、合計で一兆二千五百九十億円と、〇一年度（一兆一千二百五十八億円）以来、四年ぶりに一兆円の大台に乗せた。

各社とも投資拡大には積極的で、「前年度より投資額を増やす」と回答したVCは四十二社（四五%）と、「前年度より減らす」とした二社（二%）を大きく上回った。

ただライブドア事件以降、投資環境が不安定になっていることもあり、「前年度から変わらない」としたVCも三十四社（三六%）と多く、今後は選別投資の動きがより強まりそうだ。



（注）03年度までは各回調査の総投資額。04、05年度は今回調査の総投資額

有望投資先　ITが首位　投資拡大には慎重

今後の有望な投資分野を三つ回答してもらったところ、七三%のVCが「IT・インターネット」を挙げ、「バイオ・医療」の七一%を上回り首位だった。

ただ、ITへの投資姿勢について五二%が「現状維持」で、「投資を増やす」の二〇%を上回り、一段の投資拡大にはやや慎重になっている。

バイオ・医療分野も〇四年度に比べ投資額は七%減ったものの、有望な投資先としては二位。投資社数は増えていることもあり、依然期待の高さがうかがえる。

業態が多岐にわたる「サービス関連」が、五二%のVCが有望な投資先に挙げ三位となった。「素材」も三二%のVCが挙げた。

今後の有望な投資分野（支持率）
0　%20　40　60　80
IT
バイオ
サービス
素材

順位	社名	投資残高（本体＋組合）合計 06年3月末 金額	社数	05年3月末 金額	社数	金額伸び	うち海外 06年3月末 金額	金額伸び	年間投資額（本体＋組合）合計 05年度 金額	社数	04年度 金額	社数	金額伸び	うち海外 05年度 金額	金額伸び	営業収入	キャピタルゲイン 決算に反映するもの	自社設立投資事業組合全体	経常利益	06年3月末組合出資金総額
1	SBIホールディングス	249,220	304	172,751	285	44.3	12,390	50.0	62,578	125	24,013	87	160.6	15,643	307.0	137,247	9,030	21,423	51,365	305,105
2	ジャフコ	172,209	959	167,275	872	2.9	44,808	0.9	48,993	266	49,930	210	▲11.9	10,465	14.5	44,336	13,838	—	17,302	460,494
3	エヌ・アイ・エフSMBCベンチャーズ	117,569	1,083	—	—	—	22,848	—	25,061	148	—	—	—	2,671	—	20,444	8,933	—	4,604	225,727
4	中央三井キャピタル	85,630	72	3,417	50	2406	0	—	74,332	19	1,274	20	5734.5	0	—	—	—	—	—	142,000
5	日本アジア投資	67,025	762	58,478	727	14.6	16,749	▲13.5	18,081	198	17,062	148	6.0	4,943	47.6	16,675	6,634	—	5,709	143,621
6	みずほキャピタル	49,641	1,149	49,532	1,139	0.2	3,169	14.2	8,901	193	9,049	161	▲1.6	581	▲55.2	13,066	6,053	8,184	6,556	53,000
7	三菱UFJキャピタル	43,948	1,200	—	—	—	4,027	—	9,698	171	—	—	—	2,508	—	17,617	12,185	—	10,488	33,350
8	東京中小企業投資育成	38,536	912	38,987	935	▲1.2	0	—	3,999	91	4,022	99	▲0.6	0	—	6,331	4,009	1,021	3,184	10,250
9	日興アントファクトリー	36,596	336	29,436	370	24.3	5,729	281.2	17,732	70	13,788	67	28.6	4,500	712.3	5,434	591	4,663	1,211	122,941
10	大阪中小企業投資育成	35,942	767	33,309	738	7.9	0	—	2,521	80	1,918	51	31.4	0	—	3,494	1,964	540	2,318	5,600
11	東京海上キャピタル	29,447	25	21,056	24	39.9	4	▲60.0	5,110	6	599	4	753.1	0	—	1,443	85	—	885	70,760
12	オリックス・キャピタル	28,015	709	25,354	640	10.5	1,014	1.0	7,825	184	5,889	142	32.9	453	223.6	—	—	—	—	68,520
13	りそなキャピタル	27,409	1,026	27,363	967	0.2	205	40.4	4,481	160	8,099	142	▲44.7	59	—	6,042	4,040	2,782	2,152	27,100
14	名古屋中小企業投資育成	24,010	494	20,329	482	18.1	0	—	949	41	626	32	51.6	0	—	3,098	2,108	0	1,735	—
15	安田企業投資	21,913	378	20,074	377	9.2	4,903	▲11.5	5,621	91	3,795	56	48.1	387	▲61.8	2,370	—	3,443	1,211	64,670
16	日本ベンチャーキャピタル	18,135	272	20,768	394	▲12.7	4,271	▲4.0	4,444	82	4,663	106	▲4.7	1,811	—	2,001	—	—	990	48,425
17	フューチャーベンチャーキャピタル	11,471	183	6,986	143	—	0	—	4,270	55	904	28	—	0	—	488	44	21	35	25,698
18	ニッセイ・キャピタル	9,426	401	8,838	413	6.7	340	▲6.1	2,364	55	1,976	51	19.6	0	—	1,572	471	4,017	1,171	24,000
19	TSUNAMIネットワークパートナーズ	8,854	59	5,993	40	47.7	1,594	22.2	2,871	25	891	13	222.2	290	38.1	399	1	1,234	5	21,559
20	グロービス・キャピタル・パートナーズ	8,623	32	7,573	27	13.9	418	16.8	1,951	15	2,123	12	▲8.1	60	▲83.2	—	—	—	—	20,195
21	ミレニア・ベンチャー・パートナーズ	7,521	60	8,993	70	▲16.4	374	0.0	602	9	2,869	25	▲79.0	0	—	341	—	312	34	15,520
22	あおぞらインベストメント	7,370	218	7,085	221	4.0	228	▲45.7	1,585	31	1,221	30	29.8	83	▲75.3	—	4,116	—	—	—
23	MUハンズオンキャピタル	7,276	97	7,204	92	1.0	715	▲0.6	1,142	21	1,347	22	▲15.2	32	▲3.0	475	31	371	69	18,160
24	バイオフロンティアパートナーズ	7,253	33	6,359	31	14.1	2,115	▲16.3	747	9	622	6	20.1	0	—	—	—	—	—	12,100
25	明治キャピタル	7,109	302	7,366	285	▲3.5	0	—	1,741	62	1,827	70	▲4.7	0	—	658	217	2,170	89	24,000
26	ニュー・フロンティア・パートナーズ	6,808	169	6,319	161	7.7	394	▲41.5	1,374	36	1,504	24	▲8.6	56	▲72.5	674	▲32	354	▲229	20,367
27	日本テクノロジーベンチャーパートナーズ投資事業有限責任組合	6,199	23	4,928	17	25.8	0	—	1,912	13	987	11	93.7	0	—	—	—	—	—	8,984
28	北陸キャピタル	5,836	88	5,496	80	6.2	0	—	265	10	112	6	136.6	0	—	295	9	—	86	—
29	勧角エンタープライズ	5,717	124	5,197	136	10.0	35	12.9	0	0	—	—	—	0	—	636	267	57	290	2,750
30	新光インベストメント	5,521	238	5,321	255	3.8	0	—	1,256	28	410	16	208.8	0	—	1,269	533	620	495	12,000
31	八十二キャピタル	5,468	170	4,871	134	12.3	0	—	866	35	1,026	42	▲15.6	0	—	495	108	0	116	6,300
32	CSKベンチャーキャピタル	5,003	57	4,546	69	10.1	2,105	76.9	1,194	16	1,792	26	▲33.4	569	▲7.6	939	393	1,054	50	—
33	新規事業投資	4,648	136	4,177	106	11.3	186	69.1	1,114	24	2,005	28	▲44.4	77	▲30.0	606	261	—	▲327	—
34	モバイル・インターネットキャピタル	4,642	27	3,866	23	20.1	2,846	22.0	760	8	229	6	231.9	335	830.6	80	0	0	▲51	8,750
35	横浜キャピタル	3,741	147	3,690	149	1.4	0	—	858	35	453	21	89.4	0	—	1,391	795	397	493	2,500
36	三井住友海上キャピタル	3,669	108	3,347	119	9.6	173	▲26.1	1,003	19	1,137	22	▲11.8	25	▲78.8	914	293	1,359	513	16,240
37	イグナイト・ジャパン	3,664	15	3,287	13	11.5	300	—	377	3	375	3	0.5	300	—	—	—	—	—	5,260
38	東洋キャピタル	3,612	133	2,974	110	21.5	145	▲28.2	984	24	557	15	76.7	0	—	319	49	113	60	7,836
39	信金キャピタル	3,429	79	4,111	130	▲16.6	0	—	1,071	22	1,203	26	▲11.0	0	—	—	—	282	—	14,000
40	エーシーベンチャーズ	3,305	122	1,606	104	105.8	0	—	2,158	40	356	15	506.2	0	—	265	75	557	69	10,500
41	MBLベンチャーキャピタル	3,205	29	2,861	26	12.0	1,387	0.3	344	6	334	8	3.0	4	100.0	57	0	32	2	4,620
42	ソフトキャピタル	2,921	29	2,764	31	5.7	1,404	10.1	227	4	460	6	▲50.7	148	▲66.1	—	—	—	—	—
43	しがぎんリース・キャピタル	2,742	81	2,634	79	4.1	0	—	242	12	135	6	79.3	0	—	7,910	14	44	169	1,800
44	ネットエイジキャピタルパートナーズ	2,682	40	1,876	23	43.0	0	—	2,694	17	932	11	189.1	0	—	—	—	—	—	4,711
45	大分ベンチャーキャピタル	2,638	43	2,031	38	29.9	0	—	868	8	1,242	14	▲30.1	0	—	188	7	228	85	7,050
46	バイオ・サイト・キャピタル	2,543	34	1,082	23	135.0	644	160.7	1,511	17	780	17	93.7	397	60.7	204	1	174	31	3,948
47	静岡キャピタル	2,532	79	2,442	66	3.7	0	—	617	21	297	11	107.7	0	—	417	113	50	59	3,500
48	ワークス・キャピタル	2,522	20	3,178	24	▲20.6	286	▲59.5	121	2	494	6	▲75.5	0	—	—	—	—	—	5,300
49	キュービック・ベンチャーキャピタル	2,415	194	2,293	195	5.3	0	—	897	36	670	32	33.9	0	—	184	18	475	90	7,700
50	アイシーピー	2,408	31	2,088	22	15.3	0	—	965	20	551	4	75.1	0	—	322	—	235	87	—
51	宮銀ベンチャーキャピタル	2,355	14	1,975	13	19.2	0	—	500	1	920	3	▲45.7	0	—	—	—	—	—	—
52	三生キャピタル	2,024	125	1,915	116	5.7	0	—	593	27	440	22	34.8	0	—	—	—	—	—	5,500
53	北海道ベンチャーキャピタル	1,999	48	—	—	—	287	—	680	20	—	—	—	171	▲40.2	—	—	—	—	4,570
54	ごうぎんキャピタル	1,964	70	1,433	56	37.1	0	—	736	20	405	15	81.7	0	—	306	205	2	59	4,000
55	東京大学エッジキャピタル	1,880	16	674	8	178.9	166	0.0	1,206	8	674	8	78.9	0	—	—	—	—	—	8,300
56	バイオテック・ヘルスケア・パートナーズ	1,816	13	1,736	13	4.6	460	0.0	80	2	780	8	▲89.7	0	—	—	—	—	—	2,930
57	グローバルベンチャーキャピタル	1,753	19	1,248	16	40.5	893	56.9	483	5	503	6	14.0	323	▲14.8	—	—	0	—	4,630
58	東北イノベーションキャピタル	1,727	19	1,100	12	57.0	0	—	627	9	1,100	12	▲43.0	0	—	—	—	—	—	3,180
59	日本商工経済研究所	1,538	113	1,078	91	42.7	0	—	510	28	365	22	39.7	0	—	—	—	—	—	3,000
60	ぎふしん総合ファイナンス	1,516	61	1,447	52	4.8	0	—	165	9	208	9	▲20.7	0	—	622	15	0	285	1,600
61	伊藤忠ファイナンス	1,497	36	2,565	51	▲41.6	267	▲59.1	126	4	153	4	▲17.6	45	—	—	—	—	—	5,323
62	ベックワンキャピタル	1,320	40	3,094	55	▲57.3	327	▲79.3	0	0	262	6	—	0	—	194	—	—	36	5,100
63	ちばぎんキャピタル	1,242	52	1,242	50	0.0	0	—	106	6	101	8	5.0	0	—	156	4	38	54	1,800
63	アイ・シグマ・キャピタル	1,242	21	1,039	19	19.5	412	▲4.4	351	5	141	4	148.9	0	—	—	—	—	—	—
65	佐銀ベンチャーキャピタル	1,062	38	857	31	23.9	0	—	336	10	55	3	510.9	0	—	54	—	—	—	655
66	西武しんきんキャピタル	1,059	44	702	31	50.9	0	—	356	13	424	18	▲16.0	0	—	88	0	3	21	3,000
67	ひろぎんキャピタル	1,031	46	1,731	60	▲40.4	0	—	124	5	237	12	▲47.7	0	—	419	306	799	428	3,280
68	船井キャピタル	1,009	52	1,050	35	▲3.9	90	15.4	196	10	508	16	▲61.4	0	—	366	139	—	101	1,704
69	山口キャピタル	925	41	1,010	47	▲8.4	0	—	167	8	126	8	32.5	0	—	42	0	0	15	2,400
70	九州ベンチャーパートナーズ	917	12	244	5	275.8	0	—	672	9	244	5	175.4	0	—	90	0	0	16	3,000
71	朝日生命キャピタル	910	35	1,144	60	▲20.5	0	—	464	11	0	1	—	0	—	75	13	—	14	—
72	いよぎんキャピタル	824	39	669	32	23.2	0	—	160	6	84	4	90.5	0	—	—	—	—	—	1,000
73	ウォーターベイン・パートナーズ	798	5	358	5	122.9	0	—	465	4	271	4	71.6	0	—	77	0	0	▲3	2,294
74	ケイエスピー	761	51	601	41	26.6	0	—	272	14	225	12	20.9	0	—	1,668	343	211	556	1,310
75	肥銀ベンチャーキャピタル	717	36	607	34	18.1	56	0.0	110	2	84	5	31.0	0	—	—	—	—	—	1,000
76	十六キャピタル	712	54	972	60	▲26.7	0	—	148	9	52	3	184.6	0	—	—	—	—	—	3,300
77	岡三ベンチャーキャピタル	697	59	1,029	78	▲32.3	0	—	118	5	120	4	▲1.7	0	—	148	125	2	59	2,500
78	香川銀キャピタル	689	26	689	26	0.0	0	—	60	2	214	7	▲72.0	0	—	82	42	21	45	900
79	山梨中銀経営コンサルティング	619	14	550	11	12.5	0	—	129	6	57	2	126.3	0	—	205	0	0	51	450
80	エス・アイ・ピー	606	14	561	13	8.0	8	▲77.1	108	4	120	2	▲10.0	0	—	68	0	127	10	1,729
81	十八キャピタル	572	9	522	7	9.6	0	—	50	2	400	1	▲87.5	0	—	10	0	0	1	1,001
82	中信ベンチャーキャピタル	491	30	422	28	16.4	0	—	147	7	111	7	32.4	0	—	65	8	—	20	500
83	北洋ファイナンス	402	17	334	14	20.4	0	—	75	4	135	7	▲44.4	0	—	—	—	—	—	500
84	とっとりキャピタル	395	17	335	14	17.9	0	—	66	4	62	4	6.5	0	—	60	39	0	37	300
85	アイザワ・インベストメンツ	367	13	—	—	—	0	—	367	13	—	—	—	0	—	33	0	0	22	2,000
86	みちのくキャピタル	316	5	346	7	▲8.7	0	—	0	0	0	0	—	0	—	14	0	—	3	—
87	第四キャピタル	296	19	277	17	6.9	0	—	56	2	85	3	▲34.1	0	—	89	65	0	58	500
88	しんわベンチャーキャピタル	285	12	295	10	▲3.4	0	—	90	3	140	4	▲35.7	0	—	17	0	0	7	700
89	紀陽リース・キャピタル	283	17	319	18	▲11.3	0	—	9	1	79	4	▲88.6	0	—	3,799	26	—	164	—
90	ブイ・シー・エヌ	201	28	114	27	76.3	0	—	105	10	16	3	556.3	0	—	317	292	—	169	—
91	やまぎんキャピタル	195	5	236	8	▲17.4	0	—	0	0	0	0	—	0	—	155	135	—	139	—

（注）単位百万円、伸び率は前年度比、%、▲は減。—は未回答あるいは単位未満、算出不能の場合。決算期変更や期中新設のVCが回答した数値もそのまま記載。一部は連結ベースの数字

金融人事・組織

（役職名のないのは部長級）

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VC投資

運用成績向上で好循環

ファンド新設46％増

ベンチャーキャピタル（VC）の年間投資額、ファンド新設額ともに、情報技術（IT）ブーム期の二〇〇〇年度調査以来の水準にまで増えた。既存ファンドで積み上げた運用成績の高さが強気の戦略を支えている。ただ、足元では頼みの株式相場が低迷し、投資先の株式公開という「出口」戦略に変調の兆しも見え始めた。（1面参照）

〇五年度のファンド設立総額は〇四年度調査時に比べ四六％増え四千四百六十億円と、五年ぶりに四千億円台に乗せた。原動力は昨年来続く株式相場の活況だ。各社とも、ITブーム期に設立した大型ファンドが相次いで運用期限を迎えつつあるが、ここにきて運用成績が向上。後継ファンドの募集活動にもいい影響を与えるという好循環が生まれている。



代表例がSBIホールディングスだ。〇〇年に国内最大規模となる総額千五百五億円の「ITファンド」を設立。ブーム終息で一時は成功が危ぶまれたが、傘下のイー・トレード証券株の売却益計上などをテコに運用成績は向上。出資金一億円当たりの分配金は今年八月末までに累計で一億三千万円に達する予定で、組成が進む「モバイルファンド」などの新設にも弾みを付けている。

同様に運用成績を急速に上げ始めたファンドは増える傾向にある。「ITブーム直後の低迷期に安値で仕込んだ投資先の上場が増え、結果的に高倍率での回収につながっている」（大手VC幹部）という。当時は「ネット株バブルをあおった」とも揶揄（やゆ）されたVC各社だが、曲がりなりにも投資の収穫期を迎えつつある状況だ。

だが、過去に大量に設立したファンドが大量に満期を迎える〇七年以降を展望すると、課題も少なくない。VC調査では全体の四五％のVCが、上場の見通しが立たなくなった企業に対し「経営者などに株式を買い戻してもらった」と回答した。

〇六年上半期の新規上場数は九十社を超え、年間で過去最多だった二〇〇〇年（二百三社）に迫る勢いだが、ライブドア・ショック以降の軟調な株式相場を背景に新規上場ペースが下半期以降、鈍ることも予想される。VCにとって最大の回収手段である株式公開のペースが鈍れば、十分な運用成績をあげた形でファンドの満期を迎えることは難しくなる。

「大株主のVCに早期の株式上場をせかされ、重圧になった」。新興株式市場で株価が低迷している企業の社長は明かす。VC各社が投資回収に躍起となるあまり、経営体制などが十分確立しない段階の企業を株式市場に送り出すことになりかねない。

一方、ファンドの新設ラッシュを支えてきたリスクマネーの動きにも変化が出てきた。世界的なリスク資産圧縮の流れが大きなきっかけだが、これにライブドア問題に端を発したファンド規制強化が追い打ちをかける。

VC調査では全体の三六％が「出資者、投資家に対する説明や情報開示の手間が増えた」とし、ファンド募集に影響が出始めた様子が見て取れる。全体の五％は「出資金を集めるのが難しくなった」と回答した。

年金マネーの取り込みも道半ばだ。年金基金によるVC投資の導入例は依然少数。ブームに左右されやすいという不安定なイメージをぬぐえないためだ。代替投資の定番の手法として定着するか、VC各社が抱える課題はなお少なくない。

出資者多様化 年金基金5％
金融機関は低下

二〇〇五年度に新たに設立したファンドは八十六本だった。これらファンドへの資金の出所を見ると、同年度中は高利回りを得られるとの期待感が広がり、出資者が金融機関以外にも多様化した。

出資者の内訳を見ると、比率が最も高かったのが事業会社。一七％と前回調査より三ポイント上昇した。景気回復で業績が上向き、余剰資金をVC投資にも振り向ける傾向が強まった。

前回ゼロだった年金基金は、ジャフコが九十九億円を集めるなど大手中心に出資を引き出した結果、比率は五％に。同二％だった個人投資家も、日興アントファクトリーが九十二億五千万円を集めたことが寄与し、四％になった。

逆に前回最高（二三％）だった都市銀行の比率は五％に低下し、金額も減った。

ファンド設立の前年度比較

	総額（億円）	本数
2004年度	3,051	80
2005年度	4,460	86

ジャフコ伊藤社長に聞く

増加傾向、今後も続く

ベンチャーキャピタル（VC）が、多方面からファンドに集めた資金を情報技術（IT）関連を中心に活発に振り向けていることが今回のVC調査で明らかになった。専業最大手、ジャフコの伊藤俊明社長にVC投資の現状と今後の見通しについて聞いた。

伊藤俊明社長

――ベンチャー投資が増えている要因をどう見ますか。

「規制緩和が進んだ結果、不動産、金融でネット証券など新たなサービスが出てきた。IT関連でも、ブログ（簡易型日記風ホームページ）やソーシャル・ネットワーキング・サービス（SNS）などのいわゆる『ウェブ2・0』関連など、これまでになかった事業を手掛ける新たな投資対象が増えていることが大きい。投資の増加傾向は今後も続くと見ている」

――IT関連への投資は増加傾向が鮮明ですが、二〇〇〇年前後のIT株バブルの再燃という見方はできませんか。

「IT関連に魅力分野」

「現在、IT関連はウェブ2・0だけでなく、国内市場の大きい携帯電話とコンテンツ（情報の内容）提供、セキュリティーなど魅力ある分野がある」

「IT株バブル当時はビジネスモデルだけでもてはやされ、東証マザーズやナスダック・ジャパン（現大証ヘラクレス）が誕生した直後だったため最終赤字でも上場するベンチャーが続いた。VC各社も当時を反省し、事業の基礎的条件をよく見て投資するようになっている。今は創業一―二年で黒字化を果たすなど、地に足のついた経営をしている投資先が多いことが当時と異なる」

――バイオ・医療関連への投資は減少に転じつつあるようです。

「東証マザーズが新たな上場指針を設けたことなどもあり、新規株式公開（IPO）が途絶えているのが大きいのではないか。新薬候補の実用化に向けた製薬会社大手との提携にもなかなかたどり着けないようだ。IPO再開が投資を呼び込むきっかけになると見ている」

――昨年度はVCファンドの設立も活発に行われました。

「事業会社が活発に出資していることが大きい。ファンドの投資先と手を組めば自らの本業との相乗効果が生まれるのではないかと、提携先を見つける手段として活用している。形を変えた研究開発費として出資している。運用が改善した年金基金が動き出したことも資金が集まりやすい背景になっている」

――昨年度は株式売却益が大きかったことも、特徴の一つでした。今後の見通しは。

「昨年度は異常なぐらいに上場後の初値が上がった時期があった。ここへ来て沈静化しつつあるが、初値形成は依然堅調だ。IPO市場が沈むことはしばらくはないと見ている」

（聞き手は一丸忠靖）

7月の新規上場

不動産関連目立つ

9社、規模の小粒続く

7月の新規上場

上場日	銘柄名（事業内容）	市場	公募・売り出し価格	公開規模	主幹事証券
5日	ライフステージ（分譲マンションの企画・開発・販売など）	H	19万円	8億円	大和証券SMBC
	サイバーステップ（インターネットオンラインゲームの開発・運営）	M	30万円	12億円	日興シティグループ
7日	日本ビルド（首都圏を中心とした商業施設の不動産開発、賃貸、建設）	J	60万円	14億円	新光証券
	ナノテックス（光計測装置、情報機器、精密計測装置の開発・製造・販売）	A	12万5000円	4億円	ディー・ブレイン証券
13日	パワーアップ（イタリア家庭料理店などの店舗運営）	H	1200円	14億円	野村証券
	東京建物不動産販売（不動産の仲介、販売受託、賃貸管理など）	東証2部	1100―1200円※	68億―74億円	大和証券SMBC
19日	ビットアイル（インターネットデータセンターの運営などITアウトソーシング事業）	H	50万―55万円※	21億―23億円	三菱UFJ証券
27日	カワサキ（輸入タオルなど身の回り品の企画、外注生産、販売など）	大証2部	未定		新光証券
31日	バリューコマース（インターネットを利用した成功報酬型の広告配信・管理サービスなど）	M	未定		三菱UFJ証券

（注）Jはジャスダック、Mはマザーズ、Hはヘラクレス、Aは札証アンビシャス。※は仮条件。公開規模は公募・売り出し、オーバーアロットメント分の合計で計算し、億円未満を四捨五入

七月に新規株式公開（IPO）する企業は全市場で計九社となる見通しだ。このうちジャスダックなど新興市場は七社で前年同月と同じ。一方で公開規模（公募増資と売り出しの合計額）は引き続き小型で、十億円前後の銘柄が多い。一―六月のIPOは九十社超で前年同期に比べ約三十社多く、七月を加えた七カ月間でも前年を上回る水準だ。

市場別では、大証ヘラクレスに三社、東証マザーズに二社、ジャスダックと札証アンビシャスに各一社という内訳。ほかに東証二部と大証二部に各一社が上場を予定している。

公開規模が五十億円を超えるのは東京建物不動産販売のみ。新興市場では分譲マンション企画・販売や不動産の再生・流動化を手がけるライフステージや光計測装置のナノテックスなど、十億円以下の銘柄も目立つ。

業種別では、不動産市況の回復を背景に不動産関連企業のIPOが目立つ。五日に上場する予定のライフステージのほか、七日に上場予定の日本ビルドは商業用不動産の開発・賃貸が主力だ。

上場企業が首位株主の銘柄も引き続き多い。バリューコマースはヤフーが上場前の時点で発行済み株式の五割弱を持つ。東京建物不動産販売は東京建物が九割超を保有。ナノテックスは、ヘラクレス上場の精密計測機器メーカー、フォトニクスが五割超をもつ。

六月に上場した銘柄の初値は公募価格に対する倍率が二倍以下のものが多く、前年に見られたような初値の高騰はやや落ち着きつつある。このため手掛けやすさから、直近の上場銘柄に限ってみると人気を集め、「最近の新興株式相場をけん引している」（丸三証券の川口弘次エクイティ部次席）。

新興市場では相場全体が戻り基調にあり、一部の主力銘柄への見直し買いにもつながっている。

ジップHD、最終赤字

5月中間 統合控え会計規準変更

【名古屋】ジップ・ホールディングス（2793）が三日発表した二〇〇六年五月中間期の連結決算は、最終損益が十二億一千万円の赤字（前年同期は二億七千万円の黒字）になった。売上高が伸び悩んだうえ、同業のライフォートとの経営統合を控え会計基準を変更したため販売促進用ポイントの引当金など特別損失が膨らんだ。

売上高は三％増の三百三十億円。〇・二％増を見込んでいた既存店売上高は競合激化で〇・二％減少した。五店を予定していた新規出店は二店にとどまった。

不採算の三店を閉鎖し期末店舗数は二百十店になった。

会計基準をライフォートと統一することで損失がかさんだ。過去に発行したポイント債務を一括して引き当てたほか、退職給付債務の引当基準を変更した。中間期の特別損失は合計で二十二億六千万円になった。

年間配当は七千円と前期比一千円増。「損失の大半が一過性の要因で、配当は期初計画と変更しない」（経営企画部）。

ニッシン子会社NIS証券

リスモン筆頭株主に

ソフトの期間貸しで与信管理サービスを手掛けるリスクモンスター（3768）は三日、事業者向け金融大手、ニッシン（8571）の証券子会社、NIS証券（東京・新宿）が株式の二五・〇六％を取得し、六月三十日付で自社の筆頭株主になったと発表した。

二八・〇六％を所有していた従来の筆頭株主、双日（2768）がNIS証券に株式を売却した。

ニッシンはすでにリスモンの株式の三・七％を所有しており、グループでの持ち株比率は二八・七六％となる。NIS証券所有の株式は今夏中に相対取引で、リスモンと事業提携も見込める事業会社などに売却される見通しという。

公募増資など新株価格決定

サンフロ不

中古不動産改装・販売のサンフロンティア不動産（8934）は三日、十一日を払い込み期日とする公募増資などの新株発行価格を二十二万八千九百二十円に決定したと発表した。基準価格を三日の終値（二十三万六千円）とし、これを三％下回る水準とした。増資で調達する八十五億円強は、全額を販売用中古不動産の仕入れにあてる。

固定資産を売却・取得

皮革製造のニッピ

皮革製造のニッピ（7932）は三日、固定資産の売却と取得を発表した。売却は東京・足立区の土地二万五千百二十二平方メートル。売却額は三十五億九千二百万円で、帳簿価格は四十二億円。一方で取得したのは東京・足立区の土地八千百八十八平方メートルで、取得価格は二十億七千五百万円。

金融人事・組織

（役職名のないのは部長級）

日本証券代行（7月3日）名古屋支店長、天野文雄

立花証券（7月1日）第三ブロック営業（第三ブロック担当）取締役[illegible]

マネックス証券（7月3日）投資情報部長、[illegible] 田中実

▼機構改革＝投資情報室を新設（8月1日）[illegible]

メリルリンチ日本証券（7月3日）特別顧問、[illegible] 中谷勇雄

野村バブコックアンドブラウン（7月8日）執行役、加藤[illegible]

百十四銀行（7月3日）[illegible]

島根銀行（7月1日）本店営業部副部長[illegible]

香川銀行（7月3日）経営戦略部次長、[illegible]

中京銀行（7月1日）営業統括部次長、[illegible]

近石直樹

徳島銀行（7月3日）企画部副部長、[illegible]

今井秀樹

新生銀行（7月3日）財務部次長、村山[illegible]

関西アーバン銀行（7月3日）融資二部副部長、[illegible]

りそな銀行（7月3日）[illegible]

埼玉県信用金庫（7月1日）[illegible]

山梨中央銀行（7月1日）甲府北エリア[illegible]

関東つくば銀行（7月1日）総合企画部副部長[illegible]

びわこ銀行（7月1日）草津住宅ローン[illegible]

尼崎信用金庫（7月3日）本店営業部副部長（立花支店長）[illegible]

福岡中央銀行 [illegible]

千葉興業銀行（7月3日）[illegible]

三重銀行（7月3日）名古屋東人営業部[illegible]

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本広告中には、バークレイズ・バンク・ピーエルシー東京支店とバークレイズ・キャピタル証券株式会社がそれぞれ関連法令諸規則に基づき監督機関から承認等を得て取扱いを行っているものが併記されています。バークレイズ・バンク・ピーエルシー東京支店及びバークレイズ・キャピタル証券株式会社はそれぞれが承認等を得ている商品以外を取扱うことができません。本広告は、バークレイズ・バンク・ピーエルシー東京支店及びバークレイズ・キャピタル証券株式会社によって発行されたものです。バークレイズ・バンク・ピーエルシーは、英国に本拠を有する外国銀行です。バークレイズ・キャピタル証券会社は、バークレイズ・バンク・ピーエルシーの子会社であり、日本の金融庁の監督下にある証券会社で、登録番号は、関東財務局長（証）第250号です。



ベアー・スターンズはJCRの新規格付けで外貨建て長期優先債務「AA」(ダブルAフラット)になりました

ベアー・スターンズは、ますます広がる世界各国の顧客と共に歩み続け、業界からも高い評価をいただいております。この度のJCR(株式会社日本格付研究所)による「AA」への格付け取得は、顧客にとって優秀であるべき姿を求め続ける私たちの姿勢を高く評価していただいた結果です。そして、成功の秘密──それは私たちの社員です。高いスキルと献身的な姿勢、企業家精神が、日本で約20年、世界で80年以上にわたり顧客に対する付加価値を構築し続けています。ベアー・スターンズは日本の市場及び顧客に対してより良いサービス、そして更なる努力を投じていきます。

BEAR
STEARNS
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©2005 The Bear Stearns Companies Inc.　ベアー・スターンズはザ・ベアー・スターンズ・カンパニーズ・インクの登録商標です。ベアー・スターンズ(ジャパン)証券会社東京支店は、日本の証券取引法およびそれに付随する法令諸規則に準じて、日本の金融庁ならびに証券取引等監視委員会によって規制される外国証券会社として登録されています。ベアー・スターンズ(ジャパン)証券会社東京支店は、東京証券取引所の総合取引参加者及び日本証券業協会の会員となっております。ベアー・スターンズ(ジャパン)証券会社東京支店は、ザ・ベアー・スターンズ・カンパニーズ・インクの100%間接子会社です。ザ・ベアー・スターンズ・カンパニーズ・インクの米国における証券部門であるベアー・スターンズ・アンド・コーは、ニューヨーク証券取引所、全米証券業協会及び証券投資家保護会社の会員となっております。

東ハト 高値買いの声も

山パン 市場、相乗効果を疑問視

アナリストに「面白みに欠ける銘柄」と言われてきた山崎製パン（2212）が東ハト（東京・豊島）買収に踏み切った。同社初の企業買収で積極経営への転換とも見えるが、市場の評価はいまひとつだ。菓子事業に成長イメージが乏しいうえ今後の戦略もはっきりしない。買収価格の高さのみ注目され、買収発表を受けた三日の株価は下落した。（坂下曜子）

投資ファンドのユニゾン・キャピタルなどから発行済み株式の九五%を取得する今回の買収は山パンにとって初めての本格的なM&A（企業の合併・買収）になる。一九四八年の創業以来、パンから和菓子、洋菓子まで自力で商品を展開。七〇年に米ナビスコと双日（当時は日綿実業）とで合弁会社を設立したのが目立つくらいの「変化に乏しい会社」（国内証券アナリスト）だった。

その山パンが「菓子事業の拡大に全力で取り組みたい」（飯島延浩社長）と、今回は攻めの一手を打ち出した。



しかし意気込みとは裏腹に、市場では三日、「買収額に見合った相乗効果が出るのか不透明」などの声ばかり。この日の山パン株の終値は前週末より二%強下落した。

価格が高かったのも一因だ。東ハトの借入金八十八億円から「二十億円程度とみられる現金」（野村証券）を差し引くと、純有利子負債は七十億円程度。これに株式取得額百八十二億円を加算すると、買収コストは約二百五十億円になる。

東ハトの二〇〇六年三月期のEBITDA（利払い前、税引き前、償却前利益）は約十九億円とみられ、買収額がEBITDAの何倍かを示す倍率は十三倍になる。食品セクターの買収案件の平均七－八倍を上回り、割高感がある。

また、今回の買収で発生するのれん代は東ハトが残す償却費四十四億円を含め約二百億円。二十年で償却するため年間十億円の利益圧迫要因になる。山パンの〇五年十二月期連結業績は売上高が横ばいの七千三百七十五億円、営業利益は二九%減の百四十一億円。主力のパンが市場縮小の傾向にあるだけに、負担は軽くない。

山パンはパンのシェアが三割を超すため、独占禁止法上、パン会社の買収による規模拡大は難しい。飯島社長は「グループで売上高一兆円という目標を達成するには、パン以外のところを伸ばすしかない」と話す。

ただどちらかというと菓子企画のセンスがオーソドックスな山パンが、「暴君ハバネロ」など「ユニークな商品開発」（飯島社長）で若者に人気を得て経営再建を果たした東ハトをうまくグループに取り込んで相乗効果を出せるかどうか。

「子会社のヤマザキナビスコと販路や物流網を共通化することで、コスト削減効果が早期に期待できる」（大和総研の山崎徳司アナリスト）などの声はあるが、それだけでは買収価格の正当化は難しそうだ。

投資成績確保へ売却急ぐ

売り手 ユニゾン

東ハト株の売り手であるユニゾン・キャピタルにも売却を急いだ事情があった。

一般にユニゾンのようなプライベートエクイティ（PE）ファンドが投資家から求められる利回りは内部収益率（IRR）で二〇－三〇%。

今回の東ハトの場合、当初の買収価格は百八十三億円で、売却もほぼ同額だ。ただ当初の買収価格のうち株式部分は六十五億円で残りは借入金。このため株式部分としては、六十五億円で購入し、百八十三億円で売却したことになる。これを前提に計算したIRRは四〇%強となる。

IRRは複利計算のため、買収から売却までの期間が長くなるほど高い金額での売却が要求される。東ハトの営業損益は、毎年約二十二億円ののれん代の償却負担があるとはいえ赤字続き。市場が縮小する菓子業界にあって今後二、三年で大幅な改善も見込みづらく、早めに売却を模索した可能性が高い。

そもそも二〇〇三年にユニゾンが東ハトを買収した際には、再入札により買収額を五十億円上乗せした経緯もあり、「最初からハードルが高い案件だった」（外資系ファンド担当者）。海外から多くのPEファンドが日本に進出する中で、買収額が高騰するケースも多く、ファンドは出口を急ぐ傾向にある。

今回の案件では、ユニゾン側は日興シティグループ証券が、山崎製パン側は大和証券SMBCがそれぞれの財務アドバイザーを務めた。

東ハトへの投資の内部収益率（IRR）

	買収時	04/3	05/3	06/3	IRR
営業利益		▲1,206	▲698	▲783	
のれん代償却額		2,188	2,188	2,188	
税引き後営業利益		589	894	843	
設備投資		1,300	1300	1,300	
減価償却費		500	500	500	
事業活動によるCF		▲211	94	43	
買収、売却に伴うCF	▲6,500			18,300	
CF	▲6,500	▲211	94	18,343	40.58%

（注）キャッシュフローを示す。単位百万円、▲はマイナス。税率は40%。設備投資額、減価償却費は概算。買収に伴うCFは株式のみの金額で試算した

JAL株、急落

大型公募増資を嫌気

前週末に二千二百億円（最大時）の大型公募増資を発表した日本航空（9205）の株価が三日売られた。終値でみた下落率は四・八%で東証一部二位。午前の急落後はもみ合いとなったが、市場では今後も下落が続くとの見方が優勢だ。

今回の公募増資は株式数が最大で三八%増加。大幅な株式価値の希薄化が嫌気されている。

ただ六月下旬に同三三%株数が増える大型増資を発表したエルピーダメモリ（6665）の発表翌日の下落率は九・三%。これに比べるとこの日のJAL株は「意外と底堅い」との声も聞かれた。市場では、前週末に信用の売り残が増えており、この買い戻し入ったとの見方や、株主優待を勘案した"配当利回り"が下支えになっているなどの見方が出ていた。



しかし、発行株数の四割近い大型増資という材料が一日で織り込まれたという見方は少なく、「公募価格が決まる十九日から二十一日までは、少なくとも下落基調が続く」との見方が強い。

一方主要な格付け会社は同日、相次いで大型増資に対するコメントを発表したが、公募増資を直ちに格上げ材料とみたところはなく「アウトルックをただちに上方修正することは考えていない」（S&P）などと指摘した。各社は旅客数の減少や原油高などから業績の不透明感が強いことなどを理由に挙げている。

もっともクレジット・アナリストはJAL債について「格付け会社による格下げの可能性が低くなった」（みずほ証券の高橋光佳アナリスト）などと話す。JALの二〇一一年二月償還の第三回普通社債の国債利回りに対する上乗せ幅（スプレッド）は現在、約二・七%。アナリストからは「〇・六%程度縮小する」（高橋氏）、「〇・五%ほどの縮小を見込む」（新生の松本康宏氏）との声が出ていた。

エース証券株も売却へ

プリヴェ、再生投資は終了

プリヴェチューリッヒ企業再生グループ（6720）は三日、傘下の静岡日産自動車と三河日産自動車を売却すると発表した。エース証券株も今期中に売却する方針。売却が順調に進めば六十億－七十億円の営業利益の上乗せ要因となる。

「エグジット（出口＝売却）のめどはついているのか」。昨春以降プリヴェの松村謙三社長は外国人投資家に会うたびこう聞かれたという。米国ではすでに再生ビジネスは縮小傾向。関心は投資回収に向かっていた。

プリヴェはすでに再生ビジネスの縮小を打ち出している。一月には事業再生に取り組んでいた神田通信工業の通信機器部門をレカム（3323）に売却。二〇〇四年に買収した静岡日産と三河日産は三月ころから売却交渉を始めたようだ。

次はエース証券の売却。〇五年九月にSBIホールディングスからエース株式の三〇・三%を購入したが、経営陣が反発。その後の買い増しは難航し経営権取得が達成できないままだった。

もっともエースは、東京証券取引所の上場計画が復活したことで保有する東証株の売却益が見込めるようになったほか顧客との訴訟でも勝ち、リスク要因が減った。プリヴェ側は相当の売却益が見込めるとみて売却交渉に乗り出している。

賃料保証制度

サブリースに変更

大東建、改正保険業法受け

大東建託（1878）は三日、四月に施行された改正保険業法に対応した賃貸建物のオーナー向け家賃保証制度を変更すると発表した。従来の制度が金融庁から「改正保険業法で保険業に該当しないとは言えない」と指摘された。七月の契約から建物をオーナーから一括借り上げして一定の家賃収入を保証する「サブリース」を導入する。

従来は子会社の大東共済会がオーナーから家賃の四%（現行）を会費として集めてプール。空室が出た場合に家賃の九〇%を保証してきた。入居者あっせんと並び土地オーナーが賃貸物件を建てやすくする仕組み。大東建は建設請け負いを主力収益源としている。

金融庁の指摘に対応するためには子会社を保険会社化する必要があるが、運営面での新たな制約などからメリットが小さいと判断。業界で一般的なサブリース（一括借り上げ）に変更することにした。従来制度はオーナーとの相互扶助制度で、空室が多く出れば会費を上げるなど融通がきく仕組みだったが、新制度は空室の発生リスクを大東建が負う形となる。

ルーキー診断

東京建物不動産販売

（3225）

7月13日 東証2部上場

《上場要領》

▽公募株式数 340万株
▽売り出し株数 280万株
▽オーバーアロットメントによる売り出し株数 60万株
▽申込期間 7月6－11日
▽払込期日 7月12日
▽公募・売り出し価格 4日決定
▽主幹事 大和証券SMBC

東京建物不動産販売の連結業績
アセットソリューション事業の売上高
売上高
経常利益
（注）04年12月期以前は単独

不動産仲介 法人向け強み

ファンド事業拡大

東京建物不動産販売（東京・新宿）は、オフィスビルやマンションなど不動産の仲介会社。親会社である東京建物（8804）の物件開発力や関係の深いみずほフィナンシャルグループのネットワークが強み。個人顧客のマンション仲介が中心のライバル会社に比べ、法人関連ビジネスの比重が高い点が特徴だ。

決算書上の事業セグメントは①中古マンションの「仲介」②物件転売やファンド投資の「アセットソリューション」③新築物件の「販売受託」④物件管理やサブリースの「賃貸」の四つ。二〇〇五年十二月期実績では、四分野の売上高が二十億－四十億円とほぼ拮抗（きっこう）している。

利益の稼ぎ頭は仲介事業。前期の営業利益は十二億円と全体の四割を占めた。不動産ファンドなど法人向けが主力で件数は三割強にとどまるが、金額ベースは八割強に達する。一件当たりの仲介規模が大きく、営業効率が高い。個人仲介は拠点となる営業店が東京、大阪などに十五店。積極的な出店が目立つが、「必要な店舗は出すが、猛烈な出店にはしない。営業マン一人当たりの効率を下げないように心がける」（井上克正社長）。

販売受託事業は東京建物の物件が大半。ただ上場を期に、「他社物件の販売受託も積極的に取り組んでいく」（井上社長）という。賃貸事業では不動産投資信託（REIT）や私募ファンド物件の管理受託が伸びており、自社保有物件の比率は一割強にとどまる。

今回の増資で調達する四十億円弱の資金はアセットソリューション事業に活用する。転売用のマンションやビルの取得や不動産ファンドへの出資資金に充てる考え。既に七本のファンドに出資しており、「配当収入に加え、ファンドへの物件仲介や保有物件の管理など新たな事業機会にもつながる」としている。

社長の横顔

井上克正氏（いのうえ・かつまさ）新潟県出身、62歳。67年一橋大法卒、富士銀行入行。94年同行取締役。97年に東京建物常務に転じ、01年に同社専務。05年3月に東京建物不動産販売社長に就任。

東建物では銀行時代とは畑違いの住宅事業を担当。当初は年間六百戸にとどまっていた分譲マンション事業拡大の旗振り役を務めた。担当した八年間で開発戸数は三千戸と五倍になった。経営理念は「顧客の信頼が集まるところに利益は集まる」という。

融資枠350億円に拡大

五洋建 機動的に資金調達

五洋建設（1893）は三日、三百五十億円のコミットメントライン（融資枠）を設定したと発表した。期間は六月三十日から二年。従来の融資枠より金額を拡大した。官庁工事に比べ資金回収に時間のかかりやすい民間工事の受注を増やしており、機動的に資金調達できるようにする。

六月二十四日まで設定していた従来の融資枠を再設定した。融資額を二百億円から三百五十億円に拡大。期間も一年から二年にした。協調融資（シンジケート・ローン）方式で、シ団にはみずほコーポレート銀行、りそな銀行、みずほ信託銀行、広島銀行など三十一の金融機関が参加した。

企業業績

会社名（証券コード番号）の右は当該決算期の経常利益増減率。その後の数字は総会予定日、または中間配支払い開始日。‡は単独決算。決算期の中は中間決算、予は通期の日本経済新聞社の予想、‡決算期変更または変則決算。▲損失。配当欄の記は記念配含む。不動産投資信託の配当は分配金。予想一株利益は原則として自己株式を含む株式数で算出。連結決算で一株配当は単体の配当。米国基準の経常利益は税引き前利益。－は未公表。（一株利益の場合は未公表または損失）

本決算

決算期	売上高（億円）	営業利益（百万円）	経常利益（百万円）	利益（百万円）	一株利益（円）	一株配当（円）	一株純資産（円）
‡くろがねや（9855）＜69%増益＞ 8.2							
05.5	162	240	310	172	13.6	14.0	736.5
06.5	163	467	524	253	22.9	14.0	740.3
07.5予	170	－	560	310	26.8	14.0	－

中間決算

決算期	売上高（億円）	営業利益（百万円）	経常利益（百万円）	利益（百万円）	一株利益（円）	一株配当（円）	一株純資産（円）
ジップ・ホールディングス（2793）＜58%減益＞							
05.5中	320	556	585	275	12388.4	0	252114.9
06.5中	330	211	243	▲1217	－	0	220091.3
06.11予	660	－	650	▲1200	－	7000.0	－

四半期

決算期	売上高（億円）	営業利益（百万円）	経常利益（百万円）	利益（百万円）	一株利益（円）
SFoods（2292）					
05.3－5	182	716	807	542	16.9
06.3－5	279	860	908	▲22	－
‡サンエー（2659）					
05.3－5	288	2128	2121	1119	73.7
06.3－5	295	2117	2124	1163	72.8
‡あみやき亭（2753）					
05.4－6	26	292	312	184	2935.6
06.4－6	32	374	383	223	3264.1
サークルKサンクス（3337）					
05.3－5	461	6041	5938	485	4.9
06.3－5	477	5997	5543	1659	18.6
アドヴァン（7463）					
05.4－6	39	847	902	523	21.4
06.4－6	36	654	708	409	16.7
サンクスジャパン（7548）					
05.3－5	183	341	347	200	18.6
06.3－5	186	245	261	130	12.2
パスポート（7577）					
05.3－5	37	65	45	15	3.1
06.3－5	40	172	161	45	8.9
さが美（8201）					
05.3－5	121	▲1975	▲1969	▲6181	－
06.3－5	136	▲1498	▲1500	▲1633	－
‡どん（8216）					
05.3－5	41	▲17	▲21	▲51	－
06.3－5	74	▲381	▲435	▲470	－
ユニー（8270）					
05.3－5	2829	6799	6245	▲35407	－
06.3－5	2946	9016	8127	2765	14.6
ランド（8918）					
05.3－5	107	1454	1302	749	13296.7
06.3－5	28	▲66	▲236	▲137	－
プレナス（9945）					
05.3－5	307	4138	4243	2444	60.1
06.3－5	310	3690	3768	1643	38.9
06.8中予	624	－	7600	3770	84.9
07.2予	1300	－	16850	9020	203.2
イマージュ（9947）					
05.3－5	62	▲97	▲72	▲118	－
06.3－5	63	▲193	▲196	▲460	－
アークス（9948）					
05.3－5	548	1503	1629	888	22.5
06.3－5	559	1492	1640	137	3.5
アオキスーパー（9977）					
05.3－5	177	494	511	277	29.7
06.3－5	190	501	518	285	25.4
タキヒヨー（9982）					
05.3－5	187	961	981	713	18.7
06.3－5	203	1045	1122	245	4.3

資産運用の実務を学ぶ ファイナンス実務講座 早稲田大学 ビジネス情報アカデミー

ストラクチャードファイナンス短期集中基礎講座
証券化商品についての初心者を対象とした、短期集中の基礎講座です。●時間／10:30～17:00（5時間）
受講者の声 今まで何回か証券化の講義を聞いたが、初めて体系的でわかりやすい説明をしていただき、理解を深めることができました。
第1日 8/8（火） 証券化商品の基礎Ⅰ
第2日 8/10（木） 証券化商品の基礎Ⅱ
第3日 8/22（火） 証券化商品の計量分析Ⅰ
第4日 8/24（木） 証券化商品の計量分析Ⅱ
第5日 8/29（火） 各証券化商品の概要
第6日 8/31（木） 商業用不動産の証券化
【講師】山内直樹（ムーディーズジャパン株式会社 元代表取締役） 【受講料】各日15,000円 ■定員：30名

信託とファイナンス 特別講座（財団法人トラスト60寄付講座） ●時間／前半18:15～19:45 後半20:00～21:30
信託の概念と機能を体系的に学ぶとともに、実務にも役立つ知識を身につける講座です。
受講者の声 信託の実務を、歴史的背景や理論を通じてよく理解することができました。
8/1（火） イントロダクション／信託法の基本構造Ⅰ
8/8（火） 信託法の基本構造Ⅱ／債権流動化と信託スキーム
8/22（火） 債権流動化ケーススタディ／不動産の証券化・流動化と信託
8/24（木） 不動産投資分析とファイナンス／新しい信託スキーム
8/29（火） 信託税制／信託会計
9/5（火） 証券化・流動化に係わるリーガルリスク／証券化・流動化の経済的機能と金融法制
【協力】住友信託銀行株式会社 【受講料】30,000円（全6日間一括受講のみ） ■定員：125名

ベンチャーファイナンス講座 ●時間／10:30～17:30（6時間）
ベンチャー企業に対するファイナンスの理論と実践的手法について、ベンチャーキャピタル投資を中心に学ぶ講座です。
受講者の声 教科書等で体系的に学びにくい分野なので、知識の整理に非常に役に立ちました。
第1日 8/5（土） ベンチャーファイナンスの基礎
第2日 8/12（土） ケーススタディによる学習
【受講料】各日15,000円 ■定員：20名
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人と向き合い、経済と向き合う。それが、野村のFA。
野村のFAだからできること。
www.nomura.co.jp/fa/
それ、野村にきいてみよう。野村證券

中華新潮流

金融「民営化」なお途上

台湾総統娘婿に不正株取引疑惑

台湾で陳水扁総統の娘婿のインサイダー取引疑惑が発覚し、立法院（国会）で総統罷免案が審議される事態となった。与党議員のボイコットで六月末に否決されたものの、陳総統の威信は失墜した。陳政権が二〇〇四年秋から進めてきた「第二次金融改革」の過程で起こった不正取引。事件が映し出したのは「民営化」をうたいつつも官の介入の余地を色濃く残した金融改革の不透明さという問題だ。

□―□

報道などによる事件の経緯はこうだ。旧公営銀行の彰化商業銀行は〇五年三月、不良債権処理などに充てるため、旧公営の不動産会社、台湾土地開発（台開）の株式を売却すると決定。その後の市場での売却が株価下落を招いたとして七月末、残る株式を「特定引受人」に譲渡した。

その特定引受人に陳総統の娘婿である大学病院医師、趙建銘容疑者の母親が含まれていた。台開は八月末に二十八行から資本金の五倍以上に当たる百六十五億台湾ドル（五百八十億円）の協調融資を受けることが決まり、経営不振の同社の株価は急上昇した。

問題は彰化銀、台開の董事長らが特定引受人を決める直前、台北市内の日本料理店で趙容疑者と会食していたことだ。検察当局はこの席で趙容疑者が協調融資の情報を聞き、母親名義で台開株を売買した疑いで捜査している。

彰化銀は台開株売却と前後して大手金融持ち株会社の台新金融控股から二二・五％の出資を受け入れ、筆頭株主に迎えることを決めていた。不良債権問題の解決にめどをつけた陳政権は〇四年十月から公営金融機関の民営化とともに再編で経営基盤を強化するという第二次金融改革に着手。台新と彰化銀の提携はその第一弾と位置づけられた。

彰化銀、台開の首脳が趙容疑者に情報を漏らしたのは、総統の親族と関係を築き、自らの地位を守る狙いだったとされる。当局の出資比率が五割を切れば民営化されたと定義されるが、当局はその後も出資比率に見合った董事（取締役）を派遣し、株主として経営に関与する例が多い。

このため旧公営企業では株主総会を舞台に当局代表の董事と民間株主代表の董事が経営権を争う事例が頻発する。台開の董事長、総経理は四四％の出資を残す当局の代表とされ、民間代表の副董事長と争っていた。彰化銀の董事長側にも台新の出資後、地位を保ちたいとの動機があった。

官の介入 不透明さ生む

□―□

第二次金融改革の方向は正しい。だが問題はそこから先にある。

当局の出資が五割を切れば、表向きは立法院に経営計画や予算の承認を逐一得る義務から解放されることになるものの、実際には民営化後も当局の出資比率が高いままという例が少なくない。そうなれば「高官が立法院に気兼ねせず経営に介入する余地が増える」（政界事情に詳しい地元経営者）。第二の「台開事件」の温床はそこら中にある。

米格付け会社スタンダード・アンド・プアーズ（S&P）は罷免問題のさなか、政局混乱が台湾公債の格付け（長期格付けはダブルAマイナス）に影響を与える可能性があると表明。立法院は罷免案の否決とともに休会に入ったが、金融改革への信頼回復という難題は残されたままだ。（台北＝山田周平）

インサイダー取引疑惑で身柄拘束された陳水扁総統の娘婿、趙建銘容疑者＝ロイター

アジア株市況

香港 金利据え置き好感

〇…三日の香港株式市場でハンセン指数は三日続伸。前週末比五九・〇四ポイント（〇・三六％）高の一万六三二六・六六で引けた。HSBCなど香港の主要各行はプライムレート（最優遇貸出金利）を据え置くと前週末夕から相次ぎ発表。市場金利の先高観が後退し、投資家心理を好転させた。不動産株の一角や中国本土系銘柄に買いが入り相場上昇につながった。

HSIサービシズが六月三十日、ハンセン指数の算出方法見直し結果を公表。浮動株を考慮した方法に変更する予定で、指数構成比率の上昇が見込まれるハチソンなどにも買いが集まった。

中国関連株ではH株（香港上場の中国本土企業株）指数が小幅ながら九日続伸。レッドチップ（中国本土系香港企業株）指数は六日続伸した。

▼上海　上海B株（米ドル建ての中国企業株）指数は反発。終値は前週末比一・二〇七ポイント（一・三〇％）高の九三・六〇一となった。中国当局は週末、「八月一日から国内市場での信用取引を試験的に開始する」と発表。証券市場の活性化への期待が投資家心理を好転させた。

五日に上海の人民元建てA株市場に上場見込みの中国銀行に関し、市場では「初日の株価の上昇余地は一〇―一五％前後ある」との見方が多い。当局による新規株式公開（IPO）解禁後、新規上場した銘柄には順調な滑り出しとなるものが多く、これも足元の相場の支えとなった。

▼台湾　加権指数は小幅ながら三日続伸。終値は前週末比一四・〇九ポイント（〇・二一％）高の六七一八・五〇だった。建設などの内需関連株や紙パ、ゴムなど素材株に買いが入り、相場を下支えした。アジアの主要株価指数が堅調に推移し、買い安心感が広がった。ただ主力のハイテク株が軟調となるなど、物色の広がりは限定的。新規材料に乏しいなか、前日の相場急伸の反動で利益確定の売りも出やすく、上値は限られた。

▼シンガポール　ST指数も三日続伸。終値は前週末比二・八七ポイント（〇・一二％）高の二四三八・二六だった。前週心理的な節目となる二四〇〇台を約一カ月ぶりに回復したことで投資家心理が上向き、幅広い銘柄に買いが入った。シンガポール都市再開発庁（URA）が発表した四―六月期の住宅価格は前期比上昇。不動産株を中心に買いが入った。ただ、銀行株や通信株の一角はさえない動きとなった。（NQN香港）

銘柄点検 米国

KBホーム

住宅販売減速を懸念　ローン金利上昇響く

KBホーム
81.99ドル(1/11)
41.95ドル(6/13)
売買高
ドル　百万株
05/10　11　12　06/1　2　3　4　5　6

米住宅建設大手KBホームの株価がさえない。六月三十日の終値は四五・八五ドル。一月十一日に付けた年初来高値（八一・九九ドル）に比べ四三％安くなった。住宅ローンの金利上昇や消費減速などから、住宅販売減少への懸念が出ているためだ。

全米不動産協会（NAR）が「二〇〇六年の住宅市場は販売が減速する」との見通しを発表した一月から大手住宅株は軒並み下落。「住宅ローンの金利上昇は年後半も続き、これまで過熱気味だった住宅需要は持続可能な水準に戻るだろう」というNARの見通しに、投資家が反応した。

KBホームの直近の業績は好調だ。六月十五日発表の三―五月期決算は純利益が前年同期比一四％増の二億六百万ドル。売上高は同二二％増の二十五億九千二百万ドルだった。販売件数が伸び、平均販売価格も上昇した。

一方、〇六年通期の一株当たり利益予想は当初の一一・二五ドルから一〇・〇〇ドルに引き下げた。キャンセルの増加で新築住宅の受注件数が減少すると同時に、住宅在庫が増えてきたためだ。三―五月期をみると、新規受注の総額は前年同期比一九％減り、在庫は同一三％増加した。

モルガン・スタンレーは目標株価を三二ドルに設定。「住宅価格下落に対する消費者の不安が一層の需要減を引き起こす」との見方を示している。（ニューヨーク＝藤山道子）

アジア株式（3日、▲高、▼安）

（香港）　―香港ドル、・はH株

銘柄	終値	前日比
長江実業	84.15	0
中電控股	45.35	▲0.1
香港中華ガス	17.15	▲0.1
ワーフ	27.55	▲0.05
HSBC	135.9	▲0.2
香港電灯	35.45	▼0.3
PCCW	5.6	▼0.05
中国銀行（香港）	15.25	▼0.05
ハンセン銀行	98.65	▼0.15
ヘンダソンランド	40.65	▼0.2
ハチソン	71.45	▼0.55
エスプリ	65.3	▲0.3
新鴻基地産	79.15	▲0.05
新世界発展	12.95	▼0.15
スワイヤ	80.05	▲0.1
ウィーロック	12.95	▲0.1
東亜銀行	31.85	▲0.1
香港地下鉄	18.7	▲0.05
信和置業	12.35	▲0.05
ヘンダソンインベ	13.2	▲0.1
恒隆地産	14.05	▼0.15
ジョンソンエレク	5.6	▲0.05
CITIC	23.4	▼0.5
華潤創業	16	▼0.15
キャセイ	13.55	▼0.05
上海実業	14.85	▲0.3
リー&フォン	15.9	▼0.2
TVB	48	0
中国聯合通信	6.95	0
中国海洋石油	6.25	▼0.05
中国移動（香港）	44.75	▼0.35
レノボ・グループ	2.55	▲0.025
長江基建	22.6	▼0.15
COSCO	17.4	▼0.2
招商局国際	24.55	▼0.9
駿威汽車	2.675	▼0.075
中信国際金融	4.375	0
中航興業	2.675	▲0.025
香港中旅国際投資	1.88	▼0.01
北京控股	13.35	▲0.1
TCL国際	0.8	▲0.02
中国光大	4.325	▼0.05
・中国石油	8.4	▼0.1
・中国石油化工	4.4	▲0.05
・華能国際電力	5.1	▲0.05
・大唐発電	5.15	▲0.25
・浙江高速公路	4.675	▲0.05
・中国アルミ	5.95	▼0.2
・中国南方航空	1.77	▲0.01
・兗州煤業	5.65	▲0.1
・華電国際電力	2.125	▲0.075
・上海石油化工	3.725	▲0.075
・中国電信	2.475	▲0.025

（上海B株）　―USドル

銘柄	終値	前日比
陸家嘴	0.592	▲0.003
浙江東南発電	0.397	0
上海氯鹼化工	0.219	▲0.001
[illegible]	0.261	▲0.001
錦州港	0.366	▲0.014
上海広電電子	0.272	▲0.002
上海金橋開発	0.587	▲0.017
[illegible]	0.54	▲0.008
東方通信	0.318	▲0.004
上海輪胎橡膠	0.366	0
海南航空	0.344	▲0.005
上海外高橋開発	0.33	▲0.002
上海機電	0.459	▼0.007
大衆交通集団	0.617	▲0.008
内蒙古羊絨製品	0.38	▼0.014
上海海欣集団	0.19	▼0.002
上海錦江国際酒店	0.774	▼0.005
上海振華港口機械	1.141	▼0.104
鳳凰	0.221	▼0.001
上海大江	0.155	0

（シンガポール）　―シンガポールドル

銘柄	終値	前日比
ベンチャー	10.6	0
シティディベロ	9.4	▼0.05
DBS	18	▲0.1
キャピタランド	4.56	▼0.06
クリエイティブT	8.85	▼0.05
ケッペル	14.8	▼0.1
データクラフト	0.955	▼0.015
チャータード	1.36	▼0.01
OCBC銀行	6.55	▲0.05
セムコープ	3.26	▼0.02
シンガポール航空	12.6	▲0.1
STエンジニア	2.85	▲0.04
Sテレコム	2.54	0
SプレスH	4.12	0
UOB銀行	15.6	0

（マレーシア）　―リンギ

銘柄	終値	前日比
メイバンク	10.6	▲0.1
MISC	7.75	▼0.05
ペトロナスガス	8.6	0
テレコムM	9	▲0.05
テナガナショナル	9.15	▲0.05

（タイ）　―バーツ

銘柄	終値	前日比
アドバンスト1	90	0
サイアムセメント	216	▼2
バンコク銀行	102	0
タイ航空	39.5	▼0.25
CPフーズ	5.3	▲0.1

（台湾）　―台湾ドル

銘柄	終値	前日比
台湾積体電路製造	58.5	▲0.1
聯華電子	19.4	0
中華電信	59.2	▼0.7
華碩電脳	80.8	▼1.3
鴻海精密工業	200	0
国泰金控	71.5	▲0.7
広達電脳	51.2	▲0.6
聯発科技	298.5	▲1.5
中華映管	7.36	▲0.05
富邦金控	27.45	▲0.55
南亜塑膠工業	47.75	0
友達光電	45.45	▼0.25
台湾塑膠工業	49.2	▲0.1
開発金控	13.15	▼0.05
中国鋼鉄	32.2	▲0.1
南亜科技	20.5	▲0.1
威盛電子	28.15	▼0.05
華邦電子	9.52	▼0.06
仁宝電脳工業	30.5	▲0.4
宏碁	55.4	▲1.5

株式指標

（前日比のカッコ内は昨年末比騰落率、％）

	3日	前日比	年初来最高	年初来最低
ハンセン（香港）	16326.66	▲59.04 (▲9.7)	17301.79 (06/5/8)	14944.77 (06/1/3)
上海B株	93.601	▲1.207 (▲50.9)	101.410 (06/5/15)	62.927 (06/1/4)
加権（台湾）	6718.50	▲14.09 (▲2.6)	7474.05 (06/5/8)	6299.59 (06/6/21)
韓国総合	1294.61	▲0.54 (▲6.1)	1464.70 (06/5/11)	1203.86 (06/6/13)
ST（シンガポール）	2438.26	▲2.87 (▲6.9)	2659.65 (06/5/5)	2280.67 (06/6/14)
クアラルンプール総合	919.14	▲4.45 (▲2.2)	966.88 (06/5/9)	886.48 (06/6/15)
SET（タイ）	685.98	▲5.85 (▲4.2)	785.38 (06/5/9)	646.69 (06/6/14)
ジャカルタ総合	1327.755	▲17.492 (▲14.2)	1563.062 (06/5/11)	1171.709 (06/1/2)
オールオーディナリーズ（豪州）	5049.9	▲15.9 (▲7.2)	5318.2 (06/5/11)	4721.1 (06/1/5)

アジア市場の時価総額上位

【香港】（百万香港ドル）	
1(1)HSBC	1,561,153(0.4)
2(2)中国移動	882,890(6.8)
3(3)中国建設銀行	797,646(3.8)
4(4)ハチソン	302,273(0.9)
5(5)CNOOC	268,630(5.1)
6(7)新鴻基地産	197,292(1.6)
7(6)長江実業	194,905(0.4)
8(8)ハンセン銀行	188,317(2.0)
9(9)ペトロチャイナ	175,121(1.2)
10(10)BOC香港	160,706(3.1)

【シンガポール】（百万シンガポールドル）	
1(1)シンガポールテレコム	42,426(1.2)
2(2)DBSグループ	27,218(2.9)
3(3)UOB銀行	23,931(3.3)
4(4)OCBC銀行	20,530(2.4)
5(5)シンガポール航空	15,568(0.6)
6(6)キャピタランド	12,478(7.2)
7(7)ケッペル	11,567(6.8)
8(9)STENG	8,498(1.8)
9(8)シティディベロップ	8,480(2.6)
10(10)GEホールディングス	7,528(14.4)

【オーストラリア】（百万豪ドル）	
1(1)BHPビリトン	101,376(1.9)
2(2)コモンウェルス銀行	56,657(0.2)
3(3)NAB	56,433(0.6)
4(4)ANZ	48,649(0.2)
5(5)テルストラ	45,790(2.9)
6(6)ウェストパック銀行	42,653(3.7)
7(7)リオティント	35,540(1.8)
8(8)ニューズコープ	35,405(0.1)
9(9)ウェストフィールド・グループ	30,534(3.4)
10(10)ウッドサイドペトロ	29,333(0.8)

【タイ】（百万タイバーツ）	
1(1)PTT	632,178(8.9)
2(2)タイ石油開発公社	347,162(8.2)
3(3)アドバンストインフォ	265,864(7.2)
4(4)サイアムセメント	259,800(2.7)
5(5)バンコク銀行	188,786(2.9)
6(6)カシコーン銀行	140,513(5.8)
7(7)タイ航空	134,550(11.0)
8(8)タイ石油	129,542(2.4)
9(9)クルンタイ銀行	112,915(3.8)
10(10)サイアム商業銀行	108,692(4.2)

【韓国】（十億韓国ウォン）	
1(1)三星電子	88,822(1.8)
2(2)国民銀行	26,238(0.4)
3(3)KEPCO	22,551(8.9)
4(4)POSCO	22,189(3.5)
5(5)現代自動車	17,856(1.8)
6(6)SKテレコム	16,784(1.3)
7(7)新韓金融グループ	15,985(1.1)
8(8)ウリファイナンス	14,387(4.3)
9(9)ハイニックス半導体	13,792(3.1)
10(10)LGフィリップス	12,631(1.9)

【台湾】（百万台湾ドル）	
1(1)台湾積体電路製造	1,488,024(3.7)
2(2)鴻海精密	819,991(3.8)
3(3)国泰金控	603,704(5.9)
4(4)中華電信	564,392(3.6)
5(5)台湾塑膠	554,012(3.7)
6(6)聯華電子	355,586(4.4)
7(7)南亜塑膠	353,424(4.9)
8(8)中国鋼鉄	338,528(3.9)
9(9)台湾化学繊維	317,744(4.4)
10(12)[illegible]	272,894(0.6)

（注）30日時価ベース、AP総合指数（野村証券の独自の株価指数）採用銘柄が対象。カッコ内は4週間前（6月2日）の順位、4週間前比増減率％。

130

生きた経済がわかる、株式投資がわかる2日間

入場無料　入退場自由

個人投資家向け
日経IRフェア2006夏 STOCKWORLD

7/21(金)→22(土)　東京ビッグサイト 東4ホール（江東区有明）
10:00-19:00　10:00-18:00

講演会申し込み受付中！ ―上場企業の会社紹介ブース・個人投資家向け会社説明会・証券会社の展示ブースと講演会―

◆主催：日本経済新聞社　◆協力：東京証券取引所、ジャスダック証券取引所
◆後援：大阪証券取引所、名古屋証券取引所、日本証券業協会、投資信託協会、日本インベスター・リレーションズ協議会、NPOエイプロシス（投資と学習を普及・推進する会）

講演会プログラム　［講演会受講には事前申し込みが必要です］

7/21
講演会❶ 10:20～11:00 特別講演「行財政改革の本質を衝く」 塩川正十郎（東洋大学総長 元財務大臣）
11:00～12:00 基調講演「いざなぎ」超えと日本経済 嶋中雄二（三菱UFJ証券）
講演会❷ 13:00～14:00 「夏以降の株式相場を占う」 武者陵司（ドイツ証券副会長）
講演会❸ 14:50～15:40 「団塊世代 ～お金の値打ち～」 堺屋太一（作家）
講演会❹ 16:10～17:00 「資産運用はオーダーメイドの時代へ ～新光資産運用ラップ～」 伊藤一正（新光証券 投資顧問部長）
講演会❺ 17:30～19:00 「長期投資がつくるあなたの未来」 澤上篤人（さわかみ投信・代表取締役）／藤沢久美（シンクタンク・ソフィアバンク副代表）

7/22
講演会❻ 10:20～11:10 「激動する世界のなかの日本 ～原油高・金利・政治～」 イェスパー・コール（メリルリンチ日本証券・エコノミスト）
講演会❼ 11:40～12:30 「よくわかる！ダイワのネットで銘柄分析」 平尾誠（大和証券 ダイレクト企画部上席次長）
講演会❽ 13:00～13:50 「株式市場の見通しと投資戦略」 芳賀沼千里（野村證券 金融経済研究所 投資調査部 ストラテジスト）
講演会❾ 14:20～15:10 トークショー「株式投資を学ぶ楽しさ」 鈴木一之（インフォストックスドットコム） 森下千里（タレント） 北澤千秋（日経マネー編集長）
講演会❿ 15:40～16:30 「波乱を増す世界市場を勝ち抜く方法 ～国際分散投資のすすめ～」 馬渕治好（日興コーディアル証券 国際市場分析部長）
講演会⓫ 17:00～18:00 「投資、株主、そして企業価値とは？」 佐山展生（一橋大学大学院教授・GCA代表取締役）

オープンステージ（申込不要）
21日(金) 「企業ブースはこのように見学しよう！」木村佳子（経済評論家）※ブースツアーあり。
22日(土) 個人投資家講座、株式投資入門講座 ほか

※プログラム、講師、講演内容などは都合により変更になることがあります。予めご了承ください。最新情報は、右記のホームページにてご確認ください。

日経IRフェア2006夏 講演会受講申し込み方法　［講演会受講には事前申し込みが必要です］
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伊・スペインと統合交渉

ドイツ取引所

欧州内の「結束」強調

ユーロネクストに揺さぶり

【フランクフルト＝磯山友幸】フランクフルト証券取引所などを運営するドイツ取引所が、イタリア・ミラノに本拠を置くイタリア取引所とスペイン最大の取引所であるBME（マドリッド）との間で、相次ぎ統合交渉に乗り出した。欧州域内での「結束」を訴えることで、米ニューヨーク証券取引所（NYSE）との統合に基本合意したユーロネクストに翻意を促す戦略。ただ、イタリア取引所などがユーロネクスト・NYSE連合に走る可能性もあり、ドイツ取引所の戦略の成否は不透明だ。

ドイツ取引所は六月三十日にBMEに書簡を送り、今後の事業協力の可能性などについて交渉を始めることを提案した。BMEは七月十四日に自社の株式を上場、発行済み株式の三分の一を市場で売却する予定。この株式公開が無事完了するまで、他の証取との統合交渉は行わない意向を示している。

ドイツ取引所はこれに先だってイタリア取引所にも書簡を送り、正式に統合の申し入れをしたもようだ。両取引所ともコメントを拒否しており、統合条件などについての具体的な提案にまでは至っていないとされる。イタリア取引所はすでにユーロネクストとの間でも統合交渉を行っており、どちらの取引所との交渉に応じるか、今週中にも具体的な方針を決める見通し。

ドイツ取引所はあくまでユーロネクストとの統合をめざし、交渉を呼びかけ続ける方針。NYSEと基本合意したユーロネクストは翻意する姿勢をみせていないものの、フランスの政財界などには「米国との統合よりも、汎欧州市場を目指すべきだ」とドイツ取引所との統合を求める声がある。

ドイツ取引所は買収額をつり上げることはせず、ユーロネクストと「対等」な形での提携を訴える戦略。イタリア取引所やBMEを自らの連合に巻き込み、欧州内の結束を強調することで米国との統合に慎重な一部株主の声を取り込み、統合承認の議案がかかるユーロネクストの株主総会での逆転をめざしている。

欧州の主要市場の中では、イタリア取引所とBMEが独立路線を貫いてきた。イタリア取引所はユーロネクストへの参加に意欲をみせていたが、ユーロネクストがNYSEと統合合意したことで、米国支配を懸念する声がイタリアの政界や金融界に浮上している。

こうした欧州に根強く存在する米国への"アレルギー"をどこまで集約できるかに、ドイツ取引所の存亡がかかっている。

欧州の取引所再編

ストックホルム / ヘルシンキ / OMX(20) / タリン / リガ / ビリニュス / ロンドン証券取引所(59) / ナスダック(37) / ドイツ取引所(144) / パリ / ブリュッセル / 統合呼びかけ / 提携 / ユーロネクスト(107) / スイス取引所(－) / イタリア取引所(－) / BME(－) / ニューヨーク証券取引所(113)

（注）カッコ内は取引所自身の株式時価総額、億ドル、－は非上場

━ 統合済 ↔ 統合交渉 × 不調

取引所の世界ランキング
（上場する国内株の時価総額、億ドル）

	名称（所在国）	時価総額
1	ニューヨーク（米）	140,722
2	東京（日）	47,745
3	ナスダック（米）	37,865
4	ロンドン（英）	32,533
5	ユーロネクスト（仏蘭ほか）	31,157
6	大阪（日）	31,469
7	TSX（カナダ）	16,208
8	ドイツ（独）	13,995
9	香港（中）	12,134
10	BME（スペイン）	10,941
11	スイス（スイス）	10,159
12	OMX（北欧）	9,177
13	イタリア（伊）	8,965
14	オーストラリア（豪）	8,583

（注）世界取引所連合の統計から作成。2006年3月現在

株式会社化の認可申請

シカゴ・オプション取引所 来月メド、SECに

【シカゴ＝野毛洋子】米最大のオプション取引所であるシカゴ・オプション取引所（CBOE）は会員制の非営利組織から株式会社への変更に向けて、来月をメドに米証券取引委員会（SEC）に認可を申請する。世界の取引所に再編の動きが強まるなか、株式会社化によって迅速かつ柔軟な経営決断ができる体制を築き、生き残りを狙う。

SECによる組織変更の認可は通常、申請から三カ月から半年かかる。早ければ今秋にも株式会社化が実現する見通し。その後に新規株式公開（IPO）に動く可能性もある。株式会社化により他取引所との買収や合併に動きやすくなる。

米国のオプション清算機関であるオプション・クリアリング・コーポレーション（OCC）によると、今年の米国のオプション取引高は過去最短の約半年で十億枚を達成し、記録的な成長ペースを示した。ユーロネクストと合併合意したニューヨーク証券取引所がオプションへの進出を計画するなど、オプション取引所が再編の焦点に浮上する可能性がある。

CBOEと同様にアメリカン証券取引所が年内の株式会社化を計画するなど、各取引所は対応を急いでいる。

英の債務整理会社好調

多重債務者増で

DFD前期大幅増益

【ロンドン＝矢島美吉子】英国の債務整理会社、デット・フリー・ディレクト（DFD）の業績が好調だ。二〇〇六年四月期決算は、のれん代償却前の実質税引き前利益が前の期の二・八倍の五百十三万ポンド（約十億二千六百万円）。進行中の案件が五千件を超え、管理手数料収入が大幅に増加した。多重債務者の急増で相談件数が増え、収益機会が広がっている。

DFDは日本の任意整理にあたる「IVA」という手続きを専門にし、英国で二割以上の市場シェアを持つ。債権者と任意に和解交渉をして債務を整理するもので、債務者の返済能力に応じて毎月の返済額を合意する。個人破産と異なり住宅などの資産を債務者が維持できるのが特徴。

破産に代わる債務整理手法として利用者が増加。英貿易産業省によれば、昨年のIVA件数は二万二百九十三件と、前の年の約二倍になった。

DFDのアンドリュー・レッドモンド最高経営責任者（CEO）は「安易な貸し付けと、多重債務問題に対する楽観主義が横行しており、今後もIVA市場は拡大する」と予測する。年内にはオーストラリアへ進出し、数年で市場シェア二割の獲得をめざす。

引き上げに警告

住宅ローン解約手数料

英FSA「合理的な理由」要求

【ロンドン＝矢島美吉子】英金融サービス機構（FSA）は、金融機関が顧客の同意を得ることなく住宅ローン解約手数料を引き上げている問題について、不当値上げの可能性があるとの見解を示した。金融機関に説明を求め、年内に対応を決める。

英国の銀行は顧客が住宅ローンを繰り上げて完済した場合や、他行へ借り換える場合に解約手数料を徴収している。現在、各行は住宅ローン契約書に「手数料を変更する場合がある」と明記しており、顧客の同意なしで変更できる。

しかし、手数料が十年前と比べて三—五倍に増え、「知らない間に料金が上がっているのは不当だ」という消費者の不満が高まっている。

FSAは「顧客の同意を必要としない契約内容の変更には、合理的な理由が必要だ」と指摘。英銀に手数料引き上げを妥当と判断する証拠提出を求めた。

引き上げの合理的な理由としては「土地登記料など事務手続き費用の上昇」などを挙げている。理由が不十分な場合には、一九九九年消費者契約法に抵触する可能性もある。

英銀の住宅ローン解約手数料
（単位はポンド、1ポンド＝約211円）

	10年前	5年前	現在
バークレイズ	50	95	275
RBS	80	75	225
ハリファクス	55	125	225
アビー	50	85	225

出所＝マネーファクツ

シンガポール政府

金融専門家の育成支援

PB人材不足深刻化

シンガポール政府が金融専門家の育成に乗り出した。富裕層向けの資産運用を手掛けるプライベートバンク（PB）など急成長分野で人材不足が深刻化しているためだ。金融業界内の人材や外国人の雇用だけでは需要を埋めきれないと判断、金融当局が大学院の金融講座向けに新たに奨学金制度を設けるなどの支援策を打ち出した。

シンガポール金融通貨庁（MAS）は三千万シンガポールドル（約二十一億円）の奨学金を設定した。金融機関が金融の専門家を育てるため従業員を大学院に派遣、金融工学やリスク管理などの修士号を取得させる場合、MASが費用の七割までを負担する。今後五年間で百五十人を支援する計画だ。

シンガポール政府投資公社（GIC）などの支援で運営している金融大学院「ウェルス・マネジメント・インスティテュート」はこのほどシンガポールで、米公認証券アナリスト（CFA）協会などと共同で初のPBセミナーを開催した。PBの重要性や必要性などを説き、同大学院への進学を促す狙い。

シンガポールのPB専門家は五百—一千人足りないとされる。金融専門家が不足しているのは、アジアで膨らむ富裕層の資産を巡り、欧米のPBがシンガポールに進出したり、拠点を拡大したりしていることがある。地元銀行を巻き込み、富裕層に人脈を持つ専門家の引き抜き合戦が激化している。

MASは「（限られた数の専門家が業界の主要な地位を渡り歩く）イス取りゲームの状況は好ましくない」（オン・チョンティー副長官）と国内の人材育成の必要性を訴えている。（シンガポール＝谷繭子）

ドバイ投資会社が40％出資

マレーシアのイスラム系銀

【クアラルンプール＝伊東義章】イスラム銀行のバンク・イスラム・マレーシアは、アラブ首長国連邦（UAE）の投資会社であるドバイ・インベストメント・グループ（DIG）から四〇％の出資を受け入れることで合意した。マレーシアの巡礼基金管理庁（タブン・ハジ）も九％を出資。両者から合計で約十億リンギ（約三百十億円）を調達することになる。

DIGのアジアの金融分野の投資としては今回が最大になるという。バンク・イスラムの持ち株会社BIMBの出資比率は一〇〇％から五一％に低下するものの、過半数は維持する。

出資にはマレーシア中央銀行などの承認が必要となり、年内に完了する見通し。

バンク・イスラムは調達資金を不良債権処理にあてるとともに、ドバイに支店を開設する計画で、中東市場の開拓を進める。DIGはバンク・イスラムに役員を三人派遣する予定。出資でイスラム金融事業を強化するとともに、マレーシアを拠点にインドネシアやシンガポールなど周辺国でも事業拡大をめざす。

熱狂冷めるインド株 ▷下◁

株価調整は1—2カ月

野村AMシンガポールのメタ氏に聞く

インド株の変調を第一線の運用担当者はどうみているのか。今後の展望は——。純資産残高が一千億円を超える代表的なインド株投資信託「野村インド株投資」の運用責任者で、野村アセットマネジメント・シンガポールのシニアポートフォリオマネジャーのピプール・メタ氏に聞いた。（聞き手は小谷洋司、シンガポールで）

——五月半ばからのインド株急落で投資家に動揺が広がったが。

「インド株の上昇率は二〇〇三年が七〇％、〇四年三〇％、〇五年は四五％に達し、今年も四カ月あまりで二五％上げていた。これは急すぎた。今回の調整は健全だ。ほかのアジアの株式市場も世界的なトレンドの中でインドと同様に乱高下した。インドだけが特別だったわけではない」

——インド経済のファンダメンタルズ（基礎的条件）への評価は。

「非常に強く、企業業績も好調だ。経済に対する楽観的な見方は変えていない。短期間に二五—三〇％下がった今回のような急な株価の調整はもうないと考えている。個人投資家は月ごと、四半期ごとといった視点で市場を見るべきだ」

企業業績 なお拡大余地

「〇六年三月期まで四年分の企業業績をみると増益率は年二〇％以上に達し、今期も二四％の見通しだ。これだけ一貫した成長を遂げるのは驚くべきことだ。来期の予想は一五％だが、上方修正される可能性が大きい。景気が現時点で過熱しているとは思わない。インフラが脆弱であるなど成長の余地は大きい」

——今回の調整をはさんで投資先の配分をどう見直したのか。

「四月半ばに株価の上昇が急すぎると判断、防御的な措置を講じ始めた。特に上昇率が大きかった（時価総額が中規模の）『ミッドキャップ銘柄』などを売り、素材・原油高などの影響が業績に及びにくい銘柄を買った。住宅金融大手のHDFCやIT（情報技術）サービス各社などだ」

——調整期間はどの程度続くとみているか。

「一—二カ月と予測している。その後の市場は企業業績の拡大を反映すると確信している。四—六月期決算が出そろってくれば、どの銘柄が魅力的か、どの銘柄が期待に届いていないかがはっきりしてくる。投資家にとっては次の一手を決める好機といえる」

——今後の成長を期待するセクターは。

「携帯電話や自動車など消費関連に期待している。若年人口の大きさや所得増を背景に消費が拡大しているためだ。さらに国全体の成長の恩恵を受けるインフラ関連だ。エンジニアリングや建設、発電、商用車などが挙げられる。ITは原油高の影響を受けにくく安定している」

——インフレ傾向は懸念材料にならないか。

「八％、九％といった水準になれば別だが、（現在の）五％前後にとどまる限り問題だとは思わない。成長経済にインフレは付き物だ。（利上げの影響への懸念も出ているが）消費は力強く拡大しており、これまでのような小幅の利上げなら心配する状況ではない」

「リスク要因は原油価格だ。今後も上がり続けて一バレル一〇〇ドルというような事態になれば大幅な利上げが必要になり、懸念材料となる」

ピプール・メタ氏 94年インドのムンバイ大で経営修士号（MBA）取得。インドとシンガポールの資産運用会社を経て、04年野村アセットマネジメント・シンガポール入社。34歳。

海外金利週間データ（6月26日～6月30日） 終値ベース

	週初	最高	最低	週末
◇米国金利				
FF	5.00000	5.31250	5.00000	5.31250
TB 3カ月	4.86	4.91	4.86	4.87
6カ月	5.09	5.11	5.04	5.04
CD 3カ月	5.48	5.49	5.48	5.48
CP 3カ月	5.31	5.32	5.30	5.30
ドル3カ月（IBF）	5.50000	5.50000	5.50000	5.50000
10年国債	5.23	5.24	5.14	5.14
30年国債	5.27	5.28	5.18	5.18
◇欧州金利				
ドルLIBOR				
3カ月	5.49000	5.50813	5.48063	5.48063
6カ月	5.61938	5.64000	5.58938	5.58938
ユーロLIBOR				
3カ月	3.00388	3.06538	3.00388	3.05763
英30年国債	4.32	4.36	4.32	4.34
独10年連邦債	4.08	4.09	4.05	4.05
◇シカゴ先物（期近物）				
円（＝100円）	0.8700	0.8832	0.8692	0.8832
米Tボンド（1/32ドル）	105-18	106-21	105-15	106-21

海外先物

◇シンガポール（SGX、3日）

	終値	高値	安値	前日
◆ドル金利3カ月				
7月	94.5050	—	—	94.4950
9月	94.405	—	—	94.395
12月	94.385	—	—	94.375
3月	94.420	—	—	94.400
◆円金利3カ月（TIBOR）				
9月	99.460	99.470	99.460	99.480
12月	99.280	99.310	99.280	99.315
3月	99.095	99.120	99.090	99.130
◆日本国債（円、1千万円単位取引）				
9月	131.01	131.80	130.99	131.65
12月	131.01	—	—	131.65

コスモ証券 1917年設立 東証・大証・名証一部上場

外国為替証拠金取引
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新たに口座開設いただいたお客様
新規口座を開設いただくと、口座開設日～翌月末まで
口座開設期間 6/1～8/31
1万通貨あたり片道手数料
105円（税込）

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栃木県内の経済界

足利銀の受け皿問題

栃木銀との合併望まず

栃木県内の経済団体で構成する金融危機対策本部の菊池功本部長(中小企業団体中央会会長)は先週末、一時国有化中の足利銀行の受け皿について「(地銀が)一行より二行ある方が便利だ」と述べ、栃木銀を主たる受け皿にすべきではないとの見解を示した。与謝野馨金融相は地元経済界の意見を聞きながら受け皿を決める意向を示しており、発言は受け皿決定に影響を与えそうだ。

県中小企業団体中央会や県経済同友会など五経済団体の代表者が先週末に受け皿問題を協議する会合を開催。菊池氏はこの会合後に、記者団に受け皿について述べた。菊池氏は「利益は地元に還元されるべきだ」とも発言、外資系や大手銀行を受け皿とすることに反対する姿勢も表明した。

菊池氏ら経済団体の代表者は会合後に福田富一知事と会談、対策本部は近く受け皿に関する要望書を提出すると伝えた。

県産業再生委員会は受け皿について①国内資本を中心とした安定株主に株式を譲渡・分散する②共通の営業基盤を持つ地域銀行が合併か営業譲渡で足利銀を引き継ぐ——の二案を知事に答申している。特に後者は栃木銀が受け皿となることを想定した案。受け皿問題は今回の発言で、株式譲渡されるファンドをどこが中心となって組成するかが焦点となりそうだ。(宇都宮)

個人年金保険の販売拡大

関西の地銀

変額型がけん引

今期末5割増　団塊世代に的

関西の地方銀行が個人年金保険の販売を急拡大している。十一行合算の二〇〇七年三月期末の販売累計額は、前期末比四七%増の九千九百八億円となる見通し。株式などで保険料を運用する変額型が六割を占め、全体の伸びをけん引する。預金金利が低水準にとどまる中、団塊世代の資産運用ニーズも取り込んで一層の販売拡大を目指す。

現在、個人年金保険の主力商品は一時払い方式の変額型。なかでも元本保証の付いたタイプが人気を集めている。「税制上の優遇措置もあり、運用商品として中高年層からの注目が集まっていた」(南都銀行)。関西地銀の中で唯一、変額型を取り扱っていない大正銀行も、顧客からの要望を受け今年九月に販売を始める予定だ。

前期末の販売累計額が全行中最も多かった滋賀銀行は、今期末までに前期末比三〇%増の千六百六十億円を見込む。今年二月には本支店に加え、約百人のスタッフをそろえて電話での販売を始めた。

各行とも販売体制の強化に取り組んでおり、近畿大阪銀行は今年度中に外回り担当の女性パート職員二百五十人全員に保険販売の資格を取得させる方針。泉州銀行は窓口での販売を強化するため、今年度中に計二十四カ店に相談ブースを設ける予定だ。

〜〜〜〜〜〜〜〜〜

各行とも幅広い商品を取り扱うことが顧客へのアピールになるとの狙いから、商品ラインアップの充実を急いでいる。びわこ銀行は最短一年で年金の給付が始まる変額型商品の販売を五月から始め、今年度中に約百二十億円の販売を目指す。近畿大阪銀も七月から、運用成績が目標を達成した時点で年金給付額を確定する変額型の新商品を追加した。

変額型の伸びに押された定額型だが、年金の給付額が事前に決まっているため初心者にも分かりやすく、元本割れしにくい安全性も強み。京都銀行と泉州銀行は今期末までに、定額型を百億円以上販売する見込みだ。

保険の銀行窓販は二〇〇一年四月の第一次解禁から始まり、取り扱える商品は段階的に増えてきた。

▼個人年金保険　支払った保険料を原資として、一定期間後に年金が受け取れる保険商品。定額型と変額型の二種類があり、定額型は支払った保険料によってあらかじめ年金の給付額が確定する。変額型は保険料を株式や債券などで運用するため、その成績に応じて年金の給付額が変わる。個人年金保険の保険料を支払っている期間は所得税が軽減される。

関西地銀11行の個人年金保険販売累計額

銀行名	07年3月期(予想)	増加率(%)	06年3月期
滋賀	1,660	30	1,280
京都	1,337	52	882
南都	1,176	42	826
池田	1,000	84	544
紀陽HD	877	37	641
近畿大阪	850	48	572
泉州	754	44	524
関西アーバン	675	59	424
みなと	607	36	447
びわこ	550	81	303
但馬	420	42	295
11行合計	9,908	47	6,744

(注)一時払いのみで、平準払いは除く。単位億円、未満切り捨て。大正銀行は現在、一時払いの商品を取り扱っていない。紀陽HDは紀陽銀行と和歌山銀行の単純合算の数字

関西の生保、販売支援で健闘

個人年金保険の窓口販売を大きく伸ばす関西の地域金融機関は、生命保険会社にとっては有力な販路だ。全国的にはハートフォード生命保険などの外資系生保が圧倒的なシェアを握るが、関西では大阪に本社のある住友生命が健闘している。

住生が販売先として提携している関西の地域金融機関は七地銀と二十九信用金庫で、販売累計額は千億円を突破した。「主力の変額では関西で最大級のシェアを握っている」(代理店営業部)。そのカギは関西に拠点を持たない外資系生保が不得手とするきめ細かい販売支援と事務処理だ。

関西に二十人の販売支援部隊を置き、金融機関の支店に派遣して個人年金の仕組みや販売方法を伝授。金融機関向けの研修会は昨年度中に約千回開いた。また、昨年十月には大阪本社内に代理店契約室を新設。約百二十人が申込書の点検などの事務処理などに対応している。

住生と同じく大阪に本社を置く日本生命も追い上げに動き出した。出足が遅かったため販売累計額はまだ三百億円に過ぎないが、住生を上回る九地銀、三十信金と提携して猛追する。



各行とも個人年金保険の窓口販売に力が入る(近畿大阪銀行船場支店)

RCCの2氏 豊和銀顧問に

梛原氏は次期頭取含み

【大分】金融庁に公的資金を申請する方針の豊和銀行は三日、整理回収機構(RCC)の梛原(なぎはら)兼治執行役員と武内雅生企業再生部担当部長を、一日付で取締役含みの顧問として迎えたと発表した。梛原氏は次期頭取含み。

豊和銀行は二〇〇六年三月期の連結自己資本比率が二・二九%まで低下し、三十日に地元取引先を割当先とする上限六十億円の第三者割当増資を決めた。払込期日は八月二十八日で、八月十日開催予定の臨時株主総会で優先株発行のための定款変更を決議し、十一日の取締役会で割当先と発行株数を決める予定。水田敬明頭取(61)は公的資金注入の責任を取って退任する見通し。

福岡銀 熊ファミ銀

流動資産担保の融資

仮設資材などに枠3億円

【熊本】来春の経営統合をめざす福岡銀行と熊本ファミリー銀行は在庫や売掛債権を担保に事業資金を貸し出す流動資産担保融資(ABL=アセット・ベースト・レンディング)に共同で取り組む。第一弾として熊本のリース会社と当座貸越契約を結んだ。福岡銀のノウハウをベースに組成したもので、熊本ファミ銀は新融資手法をテコに中小企業向け融資拡大をめざす。

今回組成したのは両行に商工中金を加えた三行協調型ABL。三和リース(熊本県富合町、永松俊二社長)がリース用資産として保有する建設機械器具や仮設資材、足場などを担保に極度額三億円(各行一億円ずつ)の融資枠を設定した。在庫の資産価値評価は外部の動産鑑定会社に依頼し、毎年一回実施する。三和リースは融資をリース資産の購入代金にあてる。

ABLは昨年十月スタートした「動産登記制度」を活用した新しい融資手法で、従来の不動産担保に依存した融資からの脱却をめざす地銀が開発に力を入れている。

福岡銀は昨年九月、商工中金と連携し福岡の海産物加工会社に対して昆布や煮干しなどの商品在庫を担保に計五千万円の融資枠を設定するなど実績を上げている。熊本ファミ銀は「提携を機に売掛債権担保など新しい融資手法を開発し、新規開拓を進めたい」(審査管理一部)としている。

勘定系システム 外部委託で新会社

金沢・尼崎・兵庫の3信金

【金沢】金沢信用金庫(金沢市)、尼崎信用金庫(兵庫県尼崎市)、兵庫信用金庫(同県姫路市)は三日、日本ユニシスとの共同出資で勘定系システムの共同アウトソーシング(外部委託)の新会社を設立した。日本ユニシスの勘定系パッケージを基本に四者で次期システムを開発し各信金の投資・運用負担を抑える。信金が共同でアウトソーシング会社を設けるのは初。他の信金の参加も促し規模の利点を引き出す。

新会社名は、信金西日本ソリューションセンター(略称・エスシーウエスト)。本社とアウトソーシングセンターは石川県白山市の金沢信金電算センター内に置き尼崎市に支店を設置する。資本金は七千万円で三信金が各二千万円、日本ユニシスが一千万円出資する。

まず九月に金沢信金が新システムに切り替え、十月に尼崎、来年五月に兵庫の各信金が移行する。各信金の開発・運用負担は単独実施に比べ三割軽減できる見込み。情報系システムについても新会社への委託を検討する。

アウトソーシングセンターは預金量十兆円規模まで対応可能。

日証金残高

3日　(速報、千株、百万円、銘柄)

	貸株申込	貸株返済	貸株残	融資申込	融資返済	融資残
株数合計	55822	51121	888077	60698	98995	1833372
金額合計	57185	62836	664675	56655	88419	1311365
日証金残高		740339	▲120801		更新差金	▲10064

株価を語る

岡部 (5959)

大野要社長

PBR1倍割れに不満

経営資源集中し、収益性向上

このところの株価の上昇には手応えを感じている。四月十一日には年初来高値の五百五十二円を付け、一年半で株価はほぼ倍になった。マンション向けの建築資材が伸び、二〇〇六年一―三月期の営業利益が前年同期比八七%増えるなど、業績が上向いている。通期でも増収増益を見込んでおり、地力は十分にある。その点を投資家が評価しているのだろう。

ただ、株価が当社の実力を正当に評価しているとはまだいえない。連結PBR(株価純資産倍率)は一倍を割っている。業績の好調さからすればもっと評価されていい。

四月の写真現像業からの撤退で、不採算事業の処理は一巡した。マイナス材料がなくなったので、投資家に新しい経営戦略をアピールしていきたい。これまでは多角化を進めていたが、今後は建築資材と自動車部品製造に経営資源を集中し、より収益性を高めていく。

経営環境は追い風だ。都市部のマンション建築ブームは、あと数年は続く。三月に新東京タワーの建築予定地として本社のある墨田区が選ばれたことも好材料だ。建築が始まれば、周辺地域の再開発が加速する。本社周辺に所有する遊休資産の売却も見込める。現在耐震建築資材が好調だが、この風に乗って事業をさらに伸ばす。

自動車部品製造では、昨年五月にアメリカのバッテリー関連の部品会社を買収した。既に収益面で大きく貢献している。今後はベトナムなど東南アジアに自動車部品事業を展開したい。バッテリー部品以外にも製造する部品の幅を広げ、事業を拡大する。

配当性向三〇%をメドとして配当している。今期は創業九十周年で記念配二・五円も予定している。好調な業績を背景に、配当額を増やしていきたい。株主優待としてプリペイドカード(クオカード)の配布を始めたが、株主の反応も見ながら優待内容を広げることも検討中だ。

岡部 552円(4/11) 405円(1/18) 売買高

【東証】

過去最高	過去最低
2460円	181円
(1989年)	(1983年)
年初来高値	年初来安値
552円	405円
(4月11日)	(1月18日)

[illegible]
連結予想株価収益率 24.0倍(2007/3)
3日終値=465円

長期保有株主を優待

私鉄各社 個人、安定株主に

[illegible]

私鉄十五社のうち、長期保有株主向けの優待を導入済みなのが京成電鉄(9009)、京浜急行電鉄(9006)、富士急行(9010)の三社。導入を検討しているのは東京急行電鉄(9005)や名古屋鉄道(9048)など六社に上る。

京成は長期保有株主に対し、電車やバスの乗車券を上乗せして配る。一万株以上の株主に四枚、三万五千株以上に十枚追加発行する。富士急は一万株以上の長期保有株主に、系列ホテルのツインルームの無料宿泊券や同ホテル内のレストランの割引券を計二枚、三万五千株以上なら三枚配る。

電鉄業界は、百貨店や販売用不動産など保有する優良資産の含み益が大きいとされる。阪神だけでなく京成や東急などファンドが大株主に浮上するケースが相次ぎ、買収防衛の意味合いも兼ねている。個人に安定株主の役割を担ってもらおうとの動きが広がってきた。

私鉄各社の長期保有株主向け優待制度の有無(○が導入、△が今後の導入を検討、×が導入予定なし)

社名	有無	社名	有無
東急	△	京急	○
近鉄	×	阪神	×
名鉄	△	相鉄	×
東武	×	京阪電	×
小田急	△	京成	○
阪急HD	×	南海電	×
京王	△	富士急	○
西鉄	×		

個人投資家が評価

IRサイト ワークスエンター サイト開設

企業の上場支援などを手掛けるワークスエンターテイメント(東京・文京、滝田幸介社長)はこのほど、個人投資家が企業のIRサイトを評価し、ランキングするサイトを開設した。個人投資家の評価を基にリポートを作成し、企業に提供するサービスも三日から開始した。

サイト名は「IR-1」。個人投資家が企業のIRサイトを「情報」「理解」など四分野で構成されたアンケートに回答。百点満点で点数化し、点数の高い順にランキングする。通年評価だが、ランキングは毎週変動する仕組み。委託を受けた企業には、アンケート結果を基に同社のコンサルタントがリポートを三カ月ごとに提出し、改善策を提案する。一社あたりのサービス利用料は月額十万円で提供する。

株主に個人投資家の多い新興企業の需要を見込む。通年でランキング上位だった企業を表彰し、IR活動の重要性を認識してもらうという。

明光ネット

機関投資家向け重視

渡辺弘毅社長

わたなべ・ひろたけ 1961年(昭和36年)宮城県立角田高卒。教材販売・出版社経営などを経て84年に(現明光ネットワークジャパン)設立、取締役。85年明光義塾(同)社長。63歳。

国内で会合、年間100回

トップが描く IR戦略

明光ネットワークジャパン(4668)が法人を重視したIR(投資家向け広報)活動に取り組んでいる。年間百回の個別ミーティングを実施。リニューアルしたサイトには事業内容の詳しい説明を盛り込み、安定株主の獲得を進める。IR体制強化のため、広告、宣伝担当部署の社員の活用も目指している。

―学習塾業界の現状をどうみるか。

「少子化の進行や保護者の教育意識が高まる中で、生徒一人ひとりの特性に応じた指導形態が必要となっている。当社は小学生から高校生を対象に、講師一人が平均三人の生徒を教える個別指導のスタイルが特徴だ。一つの教室に数十人の生徒を集める授業より、きめ細かな指導法が評価され、五月末時点の在籍生徒数は九万千人と四年前から四割以上増えた」

―IR活動の力点はどこに置いているか。

「国内の機関投資家向けには一対一の個別ミーティングを年間百回ほど実施している。当社は個別指導の学習塾でフランチャイズチェーン(FC)方式を活用している。直営教室と合わせて全国に千五百教室を持つなど、地域密着型の展開が強みだ。欧米の機関投資家とも年に五―十回ほど、説明の場を設けている」

「発行済み株式数の五割を占める個人投資家には三年ほど前まで決算発表後に会社説明会を開いていたが、説明会で株主数が増えたという手応えをあまり感じなかった。ネット取引を多用するデイトレーダーの出現などで、個人が株式を長期保有してくれるか疑問に感じる点も多い。現在は個人向けIR活動は、特に実施していない」

―新たなIR活動は考えているか。

「六月末にホームページをリニューアルしたが、経営や財務に関する基本的な質問と回答を載せるなど、投資家向け情報を充実させた」

「今後は学習塾の広告、宣伝を手掛けるプロモーション部の社員約十人を、IR担当として活用したい。現在は経営企画部の社員三人がIRを兼務で担当しているが、プロモーション部の社員が持つ企画能力を生かし、投資家向け説明資料の構成を変えるなど工夫を凝らす」

―現在は株主優待を実施していないが、導入の予定はあるか。

「株主優待については社内で議論を重ねてきたが、一部の学習塾で実施しているような授業料の割引券では株主にとって使いにくい。学習には継続性が必要だし、一回だけの体験受講では意味がないのも理由だ。ただ、株主に満足してもらえるほかの商品も浮かばないのが現状で、今のところ導入の予定はない」

―経営陣や持ち株会などで発行済み株式の三割を占めている。

「これでもまだ安定感に欠けている。同業の東京個別指導学院(4745)が四月に当社株を一一%まで買い増すなど、当社を取り巻く環境は大きく変わっている。現状の三割を上回る安定株主を確保する必要がある」

―配当政策をどのように考えているか。

「当社は単独ベースで二五%を超える配当性向を経営目標として掲げている。四半期配当は業務の煩雑さとコストを補うだけのメリットが考えにくく現在は検討していないが、上場以来、株式分割などで実質的な増配を繰り返してきた。今後も業績に応じて、安定的に配当を増やしていく」(聞き手は須永太一朗)

明光ネットの学習塾教室数

2002/8 03/8 04/8 05/8 06/8 (百) 10 12 14 16

(注)2006年8月期は05年9月―06年5月実績

明光ネットの株主構成

区分	%
個人その他	50.0
その他法人	27.0
金融機関	15.0
外国法人など	7.0
証券会社	1.0

(注)2005年8月期末

行間を語る

ゴールデンエイジ

志高い第2の人生

T&Kパートナーズ社長 幸島祥夫

日本が世界一の長寿国になったことは実に喜ぶべき事だ。中高年の人々は、定年になると社会から引退、静かに余生を送るのがよいとされていた。しかしこれからは、二十年に及ぶ第二の人生と積極的に向き合い、チャレンジして成功しなければならない。

有名なコビー博士の「七つの習慣」は、その準備に有効なナビゲーターになってくれる。具体的にこれからのミッション・ステートメントを作成すること、時間管理を行うこと。さらに重要なこととして、これまでの「アウトサイドイン」の生き方(指示待ちの人生)から「インサイドアウト」(自ら立てた志に自らの判断で向かう人生)へと一八〇度、生き方や考え方を変える必要がある。

中高年の人々が志高く元気に過ごして第二の人生を成功することが、子供たち、孫たちにとって、日本を元気で品格のある国にする最善の対策であると考えている。

「年を重ねただけで人は老いない。理想を失うときに初めて老いる」(サミエル・ウルマン)。これからの日本を支える中高年の方々に是非ご一読願い、できるだけ早く「ゴールデンエイジ」をスタートする準備をしてほしいと願っている。

(キングベアー出版、本体千六百円、税抜き、自著)

資産運用、投資のプロはこう考えている

個人向けに解説

野村証券株式会社執行役 加藤康之

「貯蓄から投資へ」。このフレーズも単なるお題目から現実の流れになってきた。個人投資家によるネット取引や投資信託の購入が空前の活況を呈している。ちまたではデイトレーダーが喧伝(けんでん)されるが、長期志向の投資家も順調に育っている。団塊世代の退職や団塊ジュニアの独立がその一因であろう。

さて、筆者は年金基金の資産運用を長年にわたってお手伝いしてきた。かねてから感じていたのだが、年金基金と個人投資家には多くの共通点がある。ALMにより資産配分を決めたり、複数の運用機関を組み合わせたり、同じような運用プロセスが多い。よく考えれば、双方とも長期的な負債を有する最終投資家であり、同じ特性を共有している。本書執筆の動機はまさにここにあった。年金基金の資産運用に携わって得た知見を、個人投資家向けに書き直せないかと考えたのである。

本書は年金基金に代表される機関投資家の資産運用手法を、個人投資家向けにやさしく解説したものである。一般に個人投資家は金融商品の売買ありきになりがちである。本書で資産運用の全体像と機関投資家の知見を多少なりとも学んでいただければ、筆者のこの上ない喜びである。

(東洋経済新報社、本体千七百円、税抜き、自著)

IR虚像実像

▼68▲

社外役員は自ら語れ

社外役員が注目される時代となった。新会社法では、社外役員に関する幅広い情報開示が必要になる。社外役員の職歴、独立性、取締役会への出席状況と発言内容、取締役会決議に与えた影響などの開示が求められる。

株主として知りたいことは以下の三点だ。社外役員は、①株主の味方か②会社経営を分析する専門能力を有するか③会社から十分な権限を与えられているか――。私は、社外役員の開示は、社外役員が自らやるべきだと思っている。すなわち、社外役員自身に、自らの社外役員としての使命や専門的能力が何であるかを語ってほしい。

一つの理想形と見えるのが、カプコンの例だ。同社の「アニュアルレポート二〇〇五(日本語版)」では、三人の社外役員がそれぞれ自らの有する専門知識と社外役員としての使命、カプコンが直面する経営課題についての考えを熱く語っている。このリポートは、同社のホームページで見ることができる。以下は、同リポートから引用した。

カプコンの社外役員で、ドリームインキュベータ社長の堀紘一氏は以下のように述べている。「私は、長年国内外で数々の企業をコンサルティングしてきた経験を活かして、カプコンの経営陣に対しては、忌憚(きたん)のない意見を述べるとともに、社外取締役の要諦(ようてい)である取締役会の活性化に努めております」

社外役員で、元大阪証券取引所理事長の北村恭二氏は以下のように述べている。「カプコンは投資はかさむが回収はまだ先という厳しい局面に立たされているわけですが、安全性を重視したキャッシュ運用により乗り切らねばならないでしょう。証券取引所の理事長にも就いたことのある私は社外取締役として、今後とくに適時開示性の徹底に目を光らせてまいります」

同様に、社外役員で弁護士の家近正直氏も自らの専門性と役割を語っている。

(大和住銀投信投資顧問 シニア・ファンド・マネージャー 窪田真之)

R&I格付け(長期・短期)

格付投資情報センター(R&I)の格付け。発行者別に表示。長期は原則として発行体格付けを記載。発行体格付けは、発行体が負う金融債務についての総合的な債務履行能力に対するR&Iの意見。―は格付けがないことを示す。生命保険は保険金支払能力格付けで、Pは主として公開情報に基づく格付け。

2006年6月30日

発行者名	長期	短期
神戸鋼	A-	a-1
日新鋼	―	a-1
JFE	A+	a-1
淀川鋼	A-	―
大同特鋼	A-	a-1
山陽鋼	―	a-2
日立金	A	―
日亜鋼	BBB	―
JFEスチール	A+	―
ミネベア	BBB+	a-2
日立	AA-	a-1+
東芝	A+	a-1
三菱電	A	a-1
富士電HD	BBB+	a-2
安川電	BBB-	―
明電舎	―	a-2
日電産	A-	―
大崎電	BBB+	―
オムロン	AA-	a-1+
KYB	BBB	―
カルソニックカンセイ	A-	―
アイシン	AA	―
マツダ	BBB+	―
ダイハツ	A+	―
今仙電機	BBB-	―
ホンダ	AA	a-1+
スズキ	A+	a-1
富士重	BBB+	a-2
ヤマハ発	A	―
新光商	BBB	―
トーホー	―	a-2
三信電	BBB+	a-2
カスミ	BBB	―
AOKIHD	BBB+	―
高島屋	BBB+	a-2
大丸	BBB+	a-2
伊勢丹	A-	a-1
阪急百	BBB+	―
みずほコーポレート銀	A+	a-1
三菱東京UFJ銀	A+	a-1
三菱UFJ信	A+	―
りそな銀	A-	a-1
新生銀	A-	―
あおぞら銀	A+	―
東京海上日動火災	AA	―
住友生命	A+	―
ソニー生命	AA	―
太陽生命	A+	―
第一生命	A+	a-1+
大同生命	A+	a-1+
T&Dフィナンシャル	A+	―
三井住友銀リース	A	a-1
楽天KC	BBB	a-2
セゾンFDX	A-	a-1
JCB	A+	a-1
アゼル	BB	―
トランシティ	BBB+	―
上組	AA-	a-1+
キムラユニティ	BBB+	―
野村総研	A+	―
フジテレビ	AA-	―
ユニシス	A-	a-1
TBS	A+	―
日本電子計算機	A+	a-1
マルハン	BBB	a-2
ナムコ	A-	―
近江八幡市	AA	―
中小企業金融公庫	AA+	―
都市再生機構	AA	―
国民生活金融公庫	AA+	―
緑資源機構	AA	―
沖縄振興開発金融公庫	AA+	―
東京経済大学	A	―
福岡大学	AA-	―
追手門学院	A	―
京都薬科大学	AA-	―

低PBR上位50

(ジャスダックを除く全国証券取引所上場企業)
(単位:倍、基準値は円)

順位	銘柄	PBR	基準値
①	北弘電	0.3364	208
②	証券代	0.3371	818
③	マルキョウ	0.3387	860
④	セキド	0.3537	222
⑤	駒井鉄	0.3653	328
⑥	くろ工	0.3929	179
⑦	コーアツ工業	0.4042	489
⑧	名古屋電	0.4085	929
⑨	ファルテック	0.4159	560
⑩	ジュンテン	0.4162	239
⑪	グリンランド	0.4165	403
⑫	フタタ	0.4181	400
⑬	横河工事	0.4187	380
⑭	フジコピアン	0.4196	232
⑮	川岸工	0.4352	560
⑯	那須鉄	0.4371	482
⑰	クワザワ	0.4420	455
⑱	東インキ	0.4425	334
⑲	東映ラボ	0.4485	540
⑳	銭高組	0.4506	325
㉑	イトヨーギョ	0.4516	500
㉒	国際航	0.4520	390
㉓	ノダ	0.4528	453
㉔	長大	0.4539	496
㉕	日新商	0.4541	1050
㉖	興電	0.4552	459
㉗	ツインバード	0.4560	235
㉘	中バス	0.4562	385
㉙	ゼネKK	0.4566	470
㉚	ダイトーケミ	0.4583	502
㉛	大成ロテック	0.4630	222
㉜	土屋ホーム	0.4691	321
㉝	高田機	0.4699	479
㉞	山善	0.4714	398
㉟	トーソー	0.4731	380
㊱	日道路	0.4734	261
㊲	堀内カラー	0.4772	648
㊳	栗本鉄	0.4783	326
㊴	エスライン	0.4786	303
㊵	オリ建	0.4855	444
㊶	双日	0.4873	460
㊷	浅沼組	0.4909	230
㊸	PS三菱	0.4917	442
㊹	桜島埠	0.4991	216
㊺	築地魚	0.5075	230
㊻	北陸ガス	0.5076	383
㊼	フジックス	0.5114	718
㊽	松尾橋	0.5126	178
㊾	江戸沢	0.5134	445
㊿	興和紡	0.5142	524

(注)純資産額は最新連結本決算の実績数値。連結実績がなければ単独本決算実績。株式数は直近数値。基準値は①特別気配か最終気配②終値③いずれもない場合は前日基準値、の順で採用。権利落ち日以降、基準値が取得できない場合は権利落ち理論値。×印は整理・監理ポスト銘柄

ネット証券5社の売買代金上位15銘柄
(単位億円、7月3日)

【売り】5社合計			【買い】5社合計	
ソフトバンク	342	①	ソフトバンク	343
イートレード	139	②	みずほFG	115
みずほFG	137	③	イートレード	103
アドウェイズ	68	④	アドウェイズ	70
りそなHD	57	⑤	トヨタ	44
みずほ信	45	⑥	みずほ信	41
JAL	41	⑦	JAL	40
ASSET	40	⑧	アストマクス	39
楽天	38	⑨	りそなHD	39
三菱UFJ	36	⑩	タカラバイオ	37
トランスG	35	⑪	三菱UFJ	37
セキュアヴェ	34	⑫	ASSET	37
三井住友FG	34	⑬	セキュアヴェ	36
住友鉱	34	⑭	トランスG	35
SBI	33	⑮	ZENTEK	27

東京株式市場 ここに注目

◆…四日の東京株式市場では個人投資家の売買動向に注目だ。三日は個人の投資動向を占う上で重要なソフトバンク株の売買高が膨らみ、東証マザーズ指数も一カ月ぶりの高水準をつけた。新興市場で損を抱え、動きの鈍かった個人の買い意欲が増したとの見方がある。個人の売買動向次第で相場は一段高を試す可能性もありそう。

◆…一方で外国人投資家の売買動向は不安視される。朝方の外国証券経由の売買注文(市場推計)は三日連続で買い越しとなったが、「外国人が積極的に買い上がるとは考えにくい」(新光証券)。四日に米独立記念日を控え、外国人投資家の多くは休暇モードに入ったとの観測もある。外国人の薄商いが続けば相場も膠着(こうちゃく)状態となりそうだ。

◆…三日は日銀企業短期経済観測調査(短観)で設備投資の堅調さが確認されたことから、産業用機械株など設備投資関連銘柄の一角が買われた。四日は目立った経済指標の発表がないため、短観を背景にした物色が続く公算もある。

相場を読む

株式

水戸証券 投資情報部長 阿部進氏



1万6000円前後のもみ合い続く展開

日経平均株価は八月末まで一万五〇〇〇—一万六〇〇〇円前後でもみ合う展開になるとみている。日銀の企業短期経済観測調査(短観)では国内景気の回復が確認でき、十三、十四日開催の金融政策決定会合でゼロ金利政策を解除するとの見方が増えてきた。米連邦公開市場委員会(FOMC)で八月に利上げを継続するとの観測も弱まっている。日米とも金融政策の不透明さが薄れつつある。

当面は企業業績に注目が集まりそう。二月決算企業の第一・四半期業績開示をみると、利益の進ちょく率が高い企業が多い。ただ、企業側は慎重姿勢を崩しておらず、従来予想を見直す可能性は低い。株式相場全体を押し上げるほどの材料にはならず、好業績の個別株物色にとどまりそうだ。

懸念材料は株価の変動率が高まっていること。一日の変動幅が数百円に達するほど乱高下すると押し目買いの機会がなくなり、新規資金が入りにくくなる。商品市況の高騰が企業業績に与える悪影響にも注意が必要だ。累積売買代金でみると日経平均株価が一万六〇〇〇円前後で資金が滞留しており、業績への悪影響が確認されれば戻り待ちの売りに押される場面もありそうだ。

外為

三菱東京UFJ銀行 市場業務部上席調査役 佐原満氏



今後1ヵ月 111—117円

日米の金利差が縮小するとの思惑から円高・ドル安基調となり、今後一カ月は一ドル=一一一—一一七円程度で推移すると予想する。六月末の米連邦公開市場委員会(FOMC)の声明を受けて、米国の追加利上げ観測は弱まっている。一方、国内では日銀による六月の企業短期経済観測調査(短観)で、大企業製造業の業況判断指数(DI)が改善。〇六年度の設備投資計画も予想より強めの数字が出た。これらを受け、日銀が今月の政策委員会・金融政策決定会合でゼロ金利政策を解除するだろう。

需給面からも円高・ドル安が進みやすいとみている。新興国の株式市場などの動きが不安定で、国内投資家は海外金融資産への投資に慎重になっている。外貨建て投資信託の設定などに伴う円売り・ドル買い需要は例年に比べて減少する見通しだ。

とはいえ一方的な円高・ドル安の進行も考えにくい。米連邦準備理事会(FRB)は景気の減速を警戒する姿勢を見せているが、インフレ圧力が高まれば、八月のFOMCで追加利上げに踏み切る可能性もあるからだ。米消費者物価指数などインフレ圧力の高まりを示す数字が出れば、円売り・ドル買い圧力が強まる場面もあるだろう。

ストックマーケット 主役はこの銘柄

値上がり率(%) / 値下がり率(%)

値上がり率	%	値下がり率	%
【東証1部】		【東証1部】	
①東洋糖	12.3	①日本空港ビル	6.0
②東亜建	11.0	②JAL	4.8
③札幌北洋HD	10.8	③パイオニア	3.5
④ダイワボウ	9.8	④グローリー	3.4
⑤富士紡HD	9.0	⑤Jパワー	3.4
⑥東邦鉛	8.7	⑥サンマルク	3.4
⑦関東つくば	8.0	⑦サンエーイン	3.3
⑧日電波	7.9	⑧天馬	3.2
⑨小林洋行	7.7	⑨アルペン	3.2
⑩もしもしHL	7.6	⑨ジョイント	3.2
⑪カプコム	7.6	⑪大明	3.2
⑫真柄建	7.4	⑫巴工業	3.1
⑬エンシュウ	7.3	⑬双信電機	3.1
⑭東海観	7.1	⑭モリタ	3.0
⑮CCC	6.9	⑮日レストラン	2.9
⑯日工	6.7	⑯フジッコ	2.9
⑰光村印	6.6	⑰エプソン	2.8
⑱カカクコム	6.6	⑱鳥取銀	2.8
⑲マネックス	6.4	⑲エクセディ	2.7
⑳電算サンキョ	6.3	⑳トランシティ	2.7
㉑三越	6.1	㉑アルフレッサ	2.6
㉒みずほ信	6.0	㉒太平洋セメ	2.6
㉓WNIウェザ	6.0	㉓邦ガス	2.6
㉔パシフィック	5.7	㉔日本MDM	2.5
㉕サンテレ	5.6	㉕飯野海	2.5
㉖フラベッドH	5.6	㉖TIS	2.5
㉗XNET	5.5	㉗新東工	2.4
㉘パソナ	5.4	㉘住友林	2.4
㉙東京鉄	5.4	㉙A&D	2.3
㉚長谷工	5.3	㉚ニッタ	2.3
【東証2部】		【東証2部】	
①セブンシーズ	26.6	①PCA	6.6
②大黒天	10.7	②スルガコーポ	5.5
③日精蝋	9.9	③ゼクス	4.8
④上毛	8.4	④大和自	4.7
⑤プリヴェ再生	8.2	⑤オリジン東	3.7
⑥日伸鋼	7.4	⑥日本LCA	3.6
⑦中外鉱	7.0	⑦ファインシン	3.4
⑧正栄食	6.8	⑧日本調剤	3.0
⑨森電機	6.4	⑨赤阪鉄	2.8
⑩タングス	6.4	⑩東福粉	2.8
⑪理研線	5.7	⑪東亜DKK	2.5
⑫昭和飛	5.1	⑫倉敷機	2.5
⑬東衛機	5.0	⑬富士物流	2.4
⑭NJK	4.9	⑭理経	2.4
⑮EPS	4.9	⑮都築電産	2.3
【ジャスダック】		【ジャスダック】	
①パスポート	21.5	①ワットマン	8.2
②コーエネット	16.4	②日本精密	7.9
③アストマクス	16.3	③平安レイ	6.6
④ジー・モード	16.0	④YOZAN	5.8
⑤Sシャワー	15.7	⑤中央物産	5.4
⑥NIC	14.3	⑥土屋ツーバイ	5.4
⑦第一商品	11.5	⑦ピーアイシー	5.4
⑧ワイズマン	11.2	⑧常磐開発	5.3
⑨ランビジネス	10.6	⑨オプトエレ	5.2
⑩ネクサス	10.5	⑩HKS	5.2

売買代金(百万円) / 売買株数(千株)

売買代金	百万円	売買株数	千株
【東証1部】		【東証1部】	
①ソフトバンク	133424	①みずほ信	80677
②みずほFG	126129	②JAL	52161
③三菱UFJ	86328	③ソフトバンク	50356
④三井住友FG	60879	④三菱自	37458
⑤りそなHD	38088	⑤長谷工	34794
⑥トヨタ	36290	⑥新日鉄	26775
⑦日産自	24092	⑦住金	22953
⑧みずほ信	23412	⑧三菱マ	20628
⑨住友鉱	22426	⑨ニッシン	19493
⑩三菱商	21634	⑩日産自	19148
⑪野村	21443	⑪NEC	17762
⑫キヤノン	20288	⑫双日	16519
⑬NTTドコモ	18261	⑬東亜建	15519
⑭武田	16614	⑭住友鉱	14448
⑮日興コーデ	16368	⑮新生銀	14328
⑯住友不	15512	⑯神戸鋼	13645
⑰三井トラスト	15325	⑰日立	13551
⑱ホンダ	15168	⑱ダイワボウ	13540
⑲JFE	15028	⑲東芝	13413
⑳ソニー	14530	⑳川重	11125
【東証2部】		【東証2部】	
①邦チタ	2321	①森電機	9868
②セブンシーズ	1087	②LDオート	6086
③LDオート	910	③中外鉱	5888
④スルガコーポ	795	④セブンシーズ	5798
⑤プリヴェ再生	706	⑤プリヴェ再生	4661
⑥新興プラン	691	⑥BSL	4210
⑦BSL	624	⑦東理HD	3915
⑧中外鉱	608	⑧昭ゴム	3504
⑨ソディック	397	⑨井上工	1760
⑩日精蝋	358	⑩ニチモ	1417
【ジャスダック】		【ジャスダック】	
①イートレード	21819	①ジャレコ	11047
②楽天	8668	②イチヤ	9106
③アストマクス	7027	③クロニクル	4586
④インデックス	5017	④サハダイヤ	4471
⑤ジャレコ	1956	⑤IBダイワ	3954
⑥日本サード	1870	⑥ACホールデ	3447
⑦アーク	1061	⑦オメガプロ	1682
⑧Human	870	⑧ペイントH	1448
⑨ジー・モード	842	⑨ワットマン	1077
⑩IBダイワ	792	⑩ヒューネット	983

売買増加率(%)

【東証1部】	%		%
①東亜建	2332	⑬ダイワボウ	357
②東洋糖	2101	⑭南都銀	350
③日工	1825	⑮フラベッドH	348
④ユニカフェ	1233	⑯パイロット	346
⑤東海観	1231	⑰ジンズメイト	330
⑥アルペン	1128	⑱サンテレ	311
⑦サーラ	662	⑲タイガポリ	301
⑧米久	476	⑳真柄建	300
⑨エンシュウ	470	【東証2部】	
⑩WNIウェザ	454	①セブンシーズ	3103
⑪ニチモウ	396	②くろがねや	1400
⑫関東つくば	364	③セキド	1100
		④椿元製	966
		⑤日新商	933

スタイルインデックス

		前日比	年初来最高	年初来最低
日経バリュー	497.13	▲0.42	555.59(06/4/7)	461.41(06/6/13)
日経グロース	194.01	▲0.93	211.99(06/5/8)	178.91(06/6/13)

株価指標
(3日、東は東証、大は大証、①は1部、②は2部)

		前日比	前年末比騰落率(%)	年初来最高	年初来最低
日経平均(円)	15571.62	▲66.44	▲3.3	17563.37(06/4/7)	14218.60(06/6/13)
日経300	310.59	▲1.05	▲1.5	344.66(06/4/7)	283.89(06/6/13)
日経500平均(円)	1408.69	▲6.74	▲5.9	1596.29(06/4/7)	1303.93(06/6/13)
日経JAPAN1000	1854.29	▲7.17	▲2.9	2074.40(06/4/7)	1696.43(06/6/13)
日経総合株価指数	465.52	▲2.26	▲4.4	524.01(06/4/7)	426.82(06/6/13)
単純平均(円) 東①	477.15	▲0.31	▲15.2	579.88(06/2/7)	443.92(06/6/13)
東②	364.65	▲0.33	▲20.6	480.21(06/1/16)	344.32(06/6/8)
大①	632.06	▲4.20	▲10.0	730.69(06/1/31)	587.93(06/6/14)
東証株価指数 ①総合	1593.22	▲6.26	▲3.4	1783.72(06/4/7)	1458.30(06/6/13)
大型株	1650.09	▲5.43	▲1.0	1804.50(06/4/7)	1485.62(06/6/13)
中型株	1640.33	▲7.24	▲5.1	1857.22(06/4/7)	1506.73(06/6/13)
小型株	2344.49	▲14.94	▲9.8	2730.45(06/2/7)	2177.48(06/6/8)
②総合	4417.30	▲31.43	▲14.4	5531.09(06/1/16)	4076.75(06/6/8)
東証REIT	1662.09	▲8.94	▲3.7	1768.87(06/5/8)	1535.61(06/6/20)
大証修正平均(円) ①250種	29561.26	▲263.86	▲4.1	33353.50(06/4/10)	27271.89(06/6/14)
②40種	7479.45	▲42.88	▲1.3	8269.96(06/2/6)	6841.56(06/6/8)
マザーズ指数	1504.25	▲33.16	▲40.8	2799.06(06/1/16)	1276.18(06/6/8)
ヘラクレス指数	2358.22	▲48.61	▲37.1	4234.52(06/1/16)	2059.84(06/6/8)
日経ジャスダック平均(円)	2353.28	▲11.28	▲12.5	2904.38(06/1/16)	2210.62(06/6/8)
JQ指数	101.97	▲1.55	▲21.6	142.81(06/1/16)	94.19(06/6/8)
Jストック指数	2080.86	▲46.60	▲24.0	3042.87(06/1/16)	1925.21(06/6/8)

ボリューム指標
(3日)

		前日比	年初来最高	年初来最低
売買高(千株)				
東①	1609580	▲41577	3279715(06/1/18)	1319283(06/5/1)
東②	65867	▲16302	313998(06/1/10)	42659(06/6/28)
大①	10930	▲3860	75018(06/4/3)	10874(06/6/28)
大②	16125	▲1204	41338(06/4/17)	8167(06/5/1)
ジャスダック	59058	▲56120	376583(06/1/18)	38919(06/3/28)
売買代金(百万円)				
東①	2137089	▲370032	4201007(06/6/9)	1730559(06/6/19)
東②	18504	▲791	115348(06/2/8)	16766(06/5/29)
大①	35360	▲15008	89068(06/2/2)	26334(06/4/17)
大②	4062	▲193	12456(06/4/17)	2474(06/5/25)
ジャスダック	78758	▲15069	326822(06/1/17)	50765(06/6/26)
売買単価(円)				
東①	1327.73	▲190.67	1664.12(06/4/21)	1116.22(06/6/12)
東②	280.92	▲108.35	960.19(06/2/1)	182.96(06/3/2)
大①	3235.13	▲170.41	4190.35(06/5/26)	920.55(06/4/3)
大②	251.90	▲33.26	545.77(06/6/12)	212.39(06/6/20)
ジャスダック	1333.57	▲780.60	2969.21(06/1/4)	534.07(06/4/10)
時価総額(億円、普通株式数ベース)				
東①	5140393	▲24008	5746434(06/4/7)	4709613(06/6/13)
東②	81771	▲30	113831(06/1/16)	76184(06/6/8)
ジャスダック	157679	▲3020	212265(06/1/16)	145217(06/6/8)

テクニカル指標
(3日)

日経平均の移動平均(かい離率、%)		年初来最高	年初来最低
6日	15234.71円(▲2.21)	17410.71円(06/4/11)	14535.96円(06/6/15)
25日	15067.40円(▲3.34)	17211.24円(06/5/9)	15067.40円(06/7/3)
75日	16210.29円(▲3.93)	16598.11円(06/5/17)	14288.78円(06/1/4)
200日	15426.08円(▲0.94)	15426.08円(06/7/3)	12645.31円(06/1/4)

【東証1部】		年初来最高	年初来最低
売買高6日移動平均(千株)	1521310	2562443(06/1/13)	1511729(06/6/30)
売買高回転率(6日移動平均、年率%)	138.9	238.6(06/1/13)	138.4(06/6/30)
売買代金6日移動平均(百万円)	2079163	3303016(06/1/19)	1947692(06/6/26)
売買単価6日移動平均(円)	1365.05	1573.73(06/4/26)	1236.56(06/6/19)
売買高10位占有率(%)	22.6	34.5(06/2/27)	15.2(06/6/29)
売買高30位占有率(%)	37.9	47.5(06/1/30)	28.9(06/3/10)
騰落レシオ6日移動平均(%)	122.4	271.0(06/1/31)	27.5(06/5/16)
騰落レシオ25日移動平均(%)	87.3	133.9(06/4/10)	54.3(06/6/13)

	前期基準	予想	年初来最高	年初来最低
平均利回り(%、売買単位換算)				
東①225種	1.00	1.08	1.19(06/6/13)	0.85(06/4/7)
東①300	1.08	1.14	1.24(06/6/13)	0.92(06/1/31)
東①500種	1.01	1.06	1.16(06/6/13)	0.84(06/2/6)
東①全銘柄	1.12	1.15	1.24(06/6/13)	0.90(06/2/7)
東②全銘柄	1.28	1.27	1.36(06/6/8)	0.99(06/2/7)
ジャスダック	1.36	1.36	1.44(06/6/8)	1.02(06/1/16)
PER(株価収益率、倍、連結ベース)				
東①225種	19.77	19.24	23.79(06/4/7)	17.45(06/6/13)
東①300	19.78	19.40	23.61(06/4/7)	17.69(06/6/13)
東①500種	19.93	19.65	23.87(06/4/21)	17.91(06/6/13)
東①全銘柄	20.70	19.84	24.53(06/4/7)	18.16(06/6/13)
東②全銘柄	26.13	19.86	29.45(06/4/10)	18.62(06/6/8)
ジャスダック	42.97	23.95	50.44(06/1/16)	21.53(06/6/8)
PBR(株価純資産倍率、倍、連結ベース)				
東①225種	1.96		2.71(06/4/7)	1.78(06/6/13)
東①300	1.90		2.59(06/4/7)	1.74(06/6/13)
東①500種	1.93		2.65(06/4/7)	1.76(06/6/13)
東①全銘柄	1.85		2.50(06/4/7)	1.69(06/6/13)
東②全銘柄	1.37		2.07(06/1/16)	1.27(06/6/8)
ジャスダック	1.94		2.92(06/1/16)	1.79(06/6/8)

先物の主な建玉

日経300先物
(30日現在、大証、単位枚)

▽9月物

差し引き売り残		差し引き買い残	
クレディS	3543	日興シティ	3000
メリル日本	2905	Jモルガン	1674
みずほ証	982	三菱UFJ証	1592
野村	557	ドレスナー	850
大和SMBC	333	ドイツ	511
モルガンS	223	広田	298

[illegible]

日経平均先物
(30日現在、大証、単位枚)

▽9月物

[illegible]

TOPIX先物
(30日現在、東証、単位枚)

▽9月物

[illegible]

◇立会外取引(3日)

東証	売買高(百株)	売買代金(百万円)
単一銘柄	468074	49473
終値	—	—
バスケット	550530	80400
合計	1018604	129874
大証		
単一銘柄	6728	909
バスケット	—	—
合計	6728	909

転換社債・新株予約権付社債売買高上位
(3日、東証、単位:千円)

[illegible]

個別株オプション取引高上位10銘柄
(3日、銘柄名直後のCはコール、Pはプット)

	順位	銘柄名	限月	権利行使価格	終値	取引高	建玉
東証	1	鹿島P	7	550	24.5	160	160
	1	鹿島P	7	500	2.5	160	160
	3	東急C	8	750	5.5	20	20
	4	ミレアHDP	7	1900000	5000	18	0
	5	ヒロセ電P	8	12000	110	10	10
	5	王子紙P	8	600	8.0	10	10
	[illegible]						
大証	[illegible]						

指数先物・オプション
(3日、円、枚、または気配値)

<日経平均先物・大証>

	始値	高値	安値	終値	前日比	売買高	建玉
06/9月	15560	15630	15510	15560	+50	67639	300776
06/12月	15530	15600	15510	15530	+50	28	71811
07/3月	15550	15550	15500	15500	0	8	1173

[illegible]

<日経平均オプション>

	権利行使価格	7月 終値	7月 前日比	7月 売買高	7月 建玉	8月 終値	8月 前日比	8月 売買高	8月 建玉	9月 終値
コール	15000	650	+35	531	13562	785	+10	538	2864	905
	15500	255	−10	4205	19324	465	−10	2617	7595	595
	16000	70	−10	7122	19020	245	−5	1963	11760	365
	16500	15	−5	2376	23188	110	−10	3520	8767	210
	17000	2	−2	4514	22288	50	−5	2613	7012	105

[illegible]

取引参加者別裁定取引状況

[illegible]

商品先物
(3日)

[illegible]

売買高・建玉

[illegible]

マザーズ

7月3日(月曜日)

年初来株価 高値	月日	安値	月日	番号	銘柄	始値	高値	安値	終値	前日比	動25平日均移	売買高(千株)当日	動6平日均移	PER(倍)	予想利回り(%)
1360000	1/16	609000	6/14	1711	省電舎	—	—	—	738000	ウリ	709800	—	0.004	45.1	0.41
405000	1/12	203000	2/20	1712	ダイセキS	280000	280000	270000	273000	0	254920	0.129	0.136	48.3	—
136000	1/5	54000	6/2	2926	篠崎屋	61500	63300	59600	62400	700	61720	0.634	0.282	—	—
341000	6/12	224000	6/13	2929	ファーマF	245000	276000	244000	265000	24000	—	16.246	5.807	136.0	—
930000	1/6	500000	6/28	4563	アンジェス	535000	568000	528000	565000	28000	551960	0.668	0.568	—	—
239000	1/16	118000	6/12	4564	OTS	154000	165000	148000	155000	1000	137640	6.935	3.119	—	—
438000	3/4	140000	6/2	4565	そーせい	288000	306000	263000	281000	1000	178960	12.401	2.852	—	—

年初来株価 高値	月日	安値	月日	番号	銘柄	始値	高値	安値	終値	前日比	動25平日均移	売買高(千株)当日	動6平日均移	PER(倍)	予想利回り(%)
2140000	1/25	590000	6/2	3786	TXBB	775000	790000	775000	784000	10000	780280	0.083	0.108	68.5	0.16
3260000	1/17	1120000	6/2	3787	テクノマセマ	1680000	1720000	1670000	1680000	10000	1490000	0.363	1.517	151.9	—
317000	6/28	275000	6/27	3788	GMO-HS	291000	295000	282000	288000	7000	265040	0.136	0.128	43.5	0.75
546000	1/4	215000	6/2	3789	SCN	273000	282000	271000	276000	4000	270800	0.734	0.511	176.3	—
6370000	2/17	1390000	6/2	3793	ドリコム	3000000	3420000	2990000	3420000	370000	2294800	0.493	0.783	294.2	—
838000	3/2	290000	6/2	3796	いい生活	330000	338000	327000	329000	2000	334200	0.086	0.099	155.0	—
399000	1/16	140000	6/2	4308	Jストリーム	180000	191000	179000	186000	3000	175880	0.246	0.158	200.0	—
256000	1/16	115000	6/2	4320	CSI	151000	159000	150000	159000	20000	134760	0.270	0.074	—	1.26
213000	1/16	96100	6/2	4741	ネット総研	126000	129000	125000	128000	0	118960	1.245	1.657	17.3	—
77400	1/16	39600	6/8	4744	メッツ	47700	49200	47550	49100	1350	46290	0.522	0.232	24.0	1.51
2310000	1/10	980000	6/2	4747	東京テクノ	1140000	1150000	1140000	1150000	0	1104080	0.009	0.009	18.2	—
806	1/12	460	6/2	4770	ALMシップW	561	572	559	562	3	528	5.6	4.9	50.6	1.33

年初来株価 高値	月日	安値	月日	番号	銘柄	始値	高値	安値	終値	前日比	動25平日均移	売買高(千株)当日	動6平日均移	PER(倍)	予想利回り(%)
267000	4/13	120000	6/2	4350	メディカス	170000	172000	158000	158000	0	142200	1.652	0.439	—	0.63
263000	1/10	126000	6/2	8462	FVC	157000	160000	153000	157000	1000	153040	0.233	0.294	126.9	—
1940000	4/17	651000	1/5	8697	大証	1350000	1380000	1340000	1360000	10000	1166520	0.961	1.501	43.7	0.88
3870	1/16	933	6/8	8699	AHS証券	1240	1284	1239	1284	50	1198	110.3	90.9	21.0	1.17
1895	1/5	516	6/9	8702	スターHD	687	687	668	681	13	637	10.1	6.6	55.7	1.03
203000	2/27	85000	6/2	8704	トレイダーズ	102000	108000	100000	108000	7000	101772	5.408	2.443	27.5	0.74
533000	3/9	221000	6/2	8709	KDBE証券	268000	283000	259000	280000	12000	259520	0.381	0.185	11.9	1.79
519000	6/6	231000	6/26	8735	SBIフュ	267000	279000	262000	277000	14000	—	1.384	2.197	162.8	—
425000	3/28	268000	2/20	8778	クリエイト	331000	339000	329000	330000	4000	340800	0.063	0.069	107.3	0.30
690000	6/13	399000	6/28	8885	ラ・アトレ	406000	414000	403000	410000	4000	—	0.495	0.952	23.5	0.06
64300	3/30	42000	6/2	8889	アパマンショ	46750	47000	46150	46950	200	47206	2.704	2.950	24.1	0.43
393000	1/16	181000	6/2	8938	ロジコム	253000	258000	253000	255000	3000	241960	0.013	0.017	14.5	1.76

ヘラクレス

外国株

大阪カントリーファンド

転換社債・新株予約権付社債

東京

銘柄	終値	前日比	売買高	パリティ	かい離率	直接利回り
平和不 5	—	—	—	145.89	—	—
東急 51	125.50	用	—	112.73	11.33	0.15
京急 19	136.50	▲2.50	150	133.66	2.12	0.84
近鉄 6	—	—	—	52.08	—	—
名鉄 8	—	—	—	100.00	—	—
同 9	—	—	—	101.90	—	—
ヤマトHD 7	—	—	—	166.69	—	—
丸全運 4	101.00	用	—	78.71	28.32	—

名古屋

銘柄	終値	前日比	売買高	パリティ	かい離率	直接利回り
住友電装 1	283.00	ケ	—	297.67	▲4.93	0.31

ジャスダック

銘柄	終値	前日比	売買高	パリティ	かい離率	直接利回り
理研科学 2	100.50	▲0.50	20	32.55	208.74	1.49
メデカJ 2	99.90	ウリ	—	29.43	239.45	1.60

<転換社債・新株予約権付社債>

掲載銘柄……東京は全上場、大阪、名古屋は単独上場、ジャスダックは全上場

記号 (ア)銘柄名の記号は売買単位 無印=100万円、・=50万円

(イ)前日比欄の ▲は高 ▲は安 0は変わらず ウリは売り気配、カイは買い気配、ケは大証・名証の最終気配。ジャスダックはウリ・カイある場合、ウリを採用

(ウ)価格欄、前日比欄、売買高欄の一は商い出来ず、前日比較なし

(エ)かい離率欄の ▲は逆かい離銘柄

単位 価格、パリティは円、売買高は10万円、かい離率、直接利回りは%

ジャスダック

7月3日
(月曜日)

Jストック

番コード	銘柄	始値	高値	安値	終値	前日比	売買高	予想PER(倍)	予想利回り(%)
4106	ケムキャット	3100	3180	3100	3180	▲130	4	17.7	2.55
4237	Aフジプレアム	1144	1144	1116	1116	▲34	27.8	25.6	0.54
4238	Aミライアル	8630	9020	8630	8920	▲200	5.2	23.3	0.67
4365	E松本油脂	—	3110	2940	—	ケ	—	25.0	1.61
4636	AT&K	2225	2270	2225	2260	▲75	2.3	12.5	1.15
4915	エイボンJ	318	318	315	315	▲3	3	22.5	2.22
4916	Aノエビア	1400	1400	1396	1397	0	11.8	50.1	2.15
4972	A綜研化学	3980	4010	3950	3970	0	21.9	17.8	0.63
5384	Aフジミインコ	2720	2730	2655	2705	▲25	34.1	24.8	1.33
5456	B朝日工業	350000	357000	350000	355000	▲2000	0.151	8.8	0.96
6324	Bハーモニック	499000	503000	498000	502000	▲2000	0.572	22.7	1.24
6413	A理想科学	1960	1965	1950	1950	▲50	1.8	18.9	1.54
6425	Aアルゼ	2530	2590	2500	2565	▲75	75.1	44.7	0.78
6432	A竹内製作所	5200	5730	5080	5200	▲70	71.7	19.4	0.29
6677	B1スケーエレ	333000	337000	333000	336000	▲1000	0.106	25.2	0.65
6727	Bワコム	220000	223000	220000	222000	▲1000	0.814	37.4	0.56
6730	Bアクセル	400000	415000	400000	412000	▲8000	0.169	22.6	1.75
6760	ACマイクロ	1747	1780	1740	1780	▲34	12.6	19.7	0.70
6769	Bザイン	482000	482000	471000	475000	▲7000	0.169	32.4	0.16
6787	Aメイコー	5910	5940	5900	5900	▲20	19.0	19.7	0.59
6834	A精工技研	3940	3940	3890	3900	▲20	1.8	46.1	0.77
6871	A日本マイクロ	2990	3100	2985	3030	▲45	234.6	28.9	0.66
6877	AOBARA	5670	5720	5400	5620	▲150	76.6	21.7	0.53
6890	Aフェローテク	768	768	757	763	▲2	21.8	25.2	1.05
6907	Aジオマテック	1320	1335	1320	1326	▲6	25.4	44.9	2.26
6908	Aイリソ電子	3910	3950	3900	3900	0	19.2	19.4	0.38
6920	Aレーザーテク	2850	2915	2850	2895	▲35	38.1	19.3	1.04
6927	Aフェニックス	830	835	829	831	▲1	27.0	15.4	1.20
6939	BUMCJ	38600	39000	38600	38600	▲250	0.155	—	—
6960	Aフクダ電	3750	3750	[illegible]	3730	▲20	7.7	21.5	2.14
7229	Aユタカ技研	3510	3580	3510	3560	▲160	3.5	10.6	0.84
7298	Aハチ代工	2795	2795	2605	2730	▲40	83.3	16.4	0.95
7716	Aナカニシ	10810	10820	10800	10820	▲50	7.1	20.7	0.46
7722	A東京計測	2850	[illegible]	2850	2870	▲70	11.7	23.8	1.74
7730	Aマニー	7700	7700	7550	7580	▲60	2.7	26.4	0.53
7740	Aタムロン	1915	1970	1900	1960	▲46	65.5	15.8	1.79
7747	A朝日インテク	3050	3180	3080	3180	▲140	38.7	50.4	0.55
7873	Aアーク	2705	2705	2670	2685	▲20	394.1	23.9	0.26
2653	Aイオン九州	1717	1717	1682	1682	0	0.5	48.6	0.59
2669	Aカネ美食品	3380	3400	3330	3330	▲60	4.2	16.8	1.20
2688	BレックスHD	370000	374000	370000	372000	▲3000	0.520	21.4	0.34
2697	Bコーエネット	334000	354000	372000	354000	▲50000	0.548	35.6	1.06
2702	Aマクドナルド	1839	1860	1839	1854	▲15	422.2	140.9	1.62
2733	あらた	396	400	394	394	▲3	5	41.3	3.05
2759	Bテレウェイヴ	383000	383000	375000	380000	▲2000	2.026	49.4	0.12
2761	Aトーシン電機	3550	3550	3530	3550	0	1.9	18.9	1.17
2763	Bエフティコム	140000	146000	138000	145000	▲8000	1.814	71.7	2.07
2767	Bフィールズ	357000	359000	351000	357000	▲2000	0.335	16.7	1.12
2769	BヴィレッジV	876000	[illegible]	876000	885000	▲5000	0.090	32.1	—
2790	Aナフコ	3500	3500	3460	3490	▲40	13.9	15.7	0.77
2799	Bネクサス	96100	107000	95500	107000	▲10200	2.235	—	—
3331	A綿貫屋BL	3880	3930	3880	3910	▲40	1.9	30.3	0.32
3338	Bカカプラス	177000	180000	175000	177000	▲2000	0.566	44.1	—
7458	A第一興商	1281	[illegible]	1278	1320	▲40	144.2	16.1	1.52
7535	Aグッドマン	2180	2190	2170	2170	0	1.2	101.8	1.61
7553	Aサザビーリーグ	3190	3190	3160	3190	▲50	0.9	17.1	0.63
7564	Aワークマン	4350	4350	4350	4350	0	0.1	17.5	1.03
7603	Aマックハウス	—	—	—	3000	ウリ	—	19.5	1.00
7617	Aオオゼキ	3230	3250	3230	3240	▲10	0.7	15.0	0.93
7645	Aトイザらス	1370	1370	1365	1368	0	12.9	67.3	0.73

<監理ポスト>

番コード	銘柄	始値	高値	安値	終値	前日比	売買高	予想PER(倍)	予想利回り(%)
3340	Aがんこ炎	1350	1400	[illegible]	1391	▲1	6.1	—	0.54
3587	IBダイワ	203	204	197	200	▲6	3954	34.4	—
7638	Cシーマ	157	159	156	157	▲1	223.310	74.0	0.64
4778	Bヒューマネク	100000	103000	98500	103000	▲3000	0.032	—	0.97

<整理ポスト>

番コード	銘柄	始値	高値	安値	終値	前日比	売買高	予想PER(倍)	予想利回り(%)
1731	BペイントHH	298	308	266	281	▲23	1448.753	—	—
7252	富士機	—	375	335	—	ケ	—	24.2	1.47
7948	AW・IEト	114	114	112	113	0	140	—	—
2791	A大黒天	2800	2980	2800	2980	▲140	3.2	34.4	0.34
9054	A大和物流	1121	1139	1102	1110	▲11	8.4	15.0	1.53
9781	石垣食品	725	725	705	711	▲4	9	31.4	2.11

前日比欄の「ケ」は気配で、高値欄は売り気配の最低値、安値欄は買い気配の最高値、ウリまたはカイは特別気配値、売買高は千株

大阪第2部

7月3日（月曜日）

<整理ポスト>

高値	月日	安値	月日	コード	銘柄	始値	高値	安値	終値	前日比	25日平均	当日	平均	PER	利回
930	1/16	603	4/18	7871	フクビ	651	651	651	651	↓18	670	1	2	15.8	2.30

<整理ポスト>

高値	月日	安値	月日	コード	銘柄	始値	高値	安値	終値	前日比	25日平均	当日	平均	PER	利回
620	6/7	411	5/18	9988	神港魚類	505	520	500	520	↑21	547	4	8	14.1	1.15

大阪ベンチャーE

高値	月日	安値	月日	コード	銘柄	始値	高値	安値	終値	前日比	25日平均	当日	平均	PER	利回
11430	1/5	7150	6/8	8720	CVB法人	7910	8030	7910	8030	↑40	7774	0.160	0.180	—	—
9950	1/10	7600	6/9	8721	CVR法人	7860	7900	7810	7850	0	7905	1.030	0.330	—	—

大証金残高

3日（速報、千株、万円、貸借銘柄）

銘柄	貸株残高	融資残高	差引残高
<1部>			
錢高組	0	337	337
住友林	121	264	143
日成ビルド	0	0	0
きんでん	130	180	50
中外炉	0	0	0
明星工	1	936	935
クラボウ	0	0	0
ダイワボウ	0	1	1
シキボウ	0	0	0
御幸HD	0	0	0
住江織	0	0	0
ルシアン	36	2109	2073
キムラタン	0	19579	19579
ヤマトインタ	5	48	43
紀州紙	0	0	0
ダイソー	309	966	657
堺化学	20	226	206
日精化	8	75	67
日理化	0.2	193.1	192.9
一工薬	0	0	0
日新薬	0	0	0
ロート	18	339	321
小野薬	34.2	102.7	68.5
サンスター	4	100	96
ヨータイ	14	818	804
イソライト	16	745	729
栗本鉄	0	0	0
虹技	44	3253	3209
日本橋	5	11	6
ハルテック	0	20	20
高田機	0	0	0
森精機	200.7	443.2	242.5
OM製	0	0	0
日阪製	0	0	0
東洋電	0	0	0
日電産	288	617.1	329.1
オムロン	72.5	417.1	344.6
富士通ゼ	0	1	1
富越商	0	0	0
ホシデン	14.9	334.4	319.5
TOA	0	0	0
古野電	4	70	66
日セラ	12.1	139.5	127.4
大真空	24	446	422
ローム	38.3	367.1	328.8
NEOMAX	564	1148	584
村田製	272.5	675.1	402.6
モリタ	0	0	0
名村造	0	19.9	19.9
サノヤス	2	23	21
新家工	0	0	0
シマノ	303	30.1	↓272.9
ニプロ	0	0	0
ホクシン	0	0	0
象印日具	0	0	0
任天堂	55.6	74.7	19.1
小林産	1	2126	2125
サンテレ	0	0	0
ワキタ	0	31	31
青山商	24.1	171.6	147.5
みなと銀	38	1191	1153
アプラス	3133	33.5	3302.5
ダイビル	181.5	140.3	↓41.2
京阪神不	46	218	172
南海電	1	599	598
京阪電	192	210	18
神電鉄	4	23	19
山陽電	0	40	40
センコー	0	0	0
カプコン	0	0	0
吉本興	29.8	86.4	56.6
日医工	0	222	222
アサヒペン	0	315	315
ノザワ	31	773	742
エスイーシー	0	100	100
日研紙	2	391	389
神鋼線	0	0	0
大紀ア	3	779	776
東邦金	1	749	748
トープラ	0	854	854
サンコール	0	567	567
モリテック	15	448	433
加地テック	9	607	598
新晃工	14	286	272
中北製	0	37	37
エナジーサポ	0	204	204
松尾電	0	294	294
ダイハツデ	15	137	122
内海造	0	0	0
リヒトラブ	7	95	88
中央自	0	80	80
上原成	2	26	24
大和デ	0	0	0
日住	1	786	785
日東建設	0	10	10
<2部>			
六甲バタ	0	22	22
オートリ	25	663	638
ムーンバット	4	934	930
ゼネKK	1	93	92
<上場投資信託>			
大和日経平均	0.85	42.09	41.24
野村日経平均	14.03	468.93	454.9
<不動産投資信託>			
東京Gリート	0.025	0.071	0.046

上場投資信託(ETF)

▽日経平均型（大和、野村は大証、他は東証）

▽日経300型（東証）

▽東証株価指数型（東証）

【記号】売買単位 A100口　C10口　無印1000口 ・貸借銘柄

不動産投資信託(REIT)

東証（東京Gリートは大証、スターツプロはジャスダック）、売買単位 B1口

名古屋第1部

名古屋第2部

セントレックス

札幌

アンビシャス

福岡

Q-Board

高値	月日	安値	月日	コード	銘柄	始値	高値	安値	終値	前日比	25日平均	当日	平均	PER	利回
480000	1/16	281000	6/9	1401	Bエムビーエス	291000	300000	291000	300000	↑15000	300000	0.002	0.003	52.5	—
207000	1/16	111000	6/2	3359	Bタイセイ	129000	129000	129000	129000	0	129760	0.001	0.003	47.6	—
67400	2/13	26800	5/15	8996	Cハウスフリー	—	—	—	—	—	34292	—	0.030	14.0	—
70000	1/4	40000	6/30	4827	Bビジネスブン	—	—	—	41200	カ	46444	—	0.001	170.8	—
415000	1/4	265000	2/23	2423	BJMネット	289000	290000	289000	290000	—	288360	0.004	0.003	19.0	—

【記号】

↑前日比較高　↓前日比較安　0前日比較変わらず　—前日比較なし　◇配当落ち、前日比較高　◆配当落ち、前日比較安　◇0配当落ち、前日比較変わらず　◇—配当落ち、前日比較なし　□新株落ち、前日比較高

■新株落ち、前日比較安　□0新株落ち、前日比較変わらず　□—新株落ち、前日比較なし　Bその他権利落ち　◆—株式併合または減資、前日比較なし

カ売り気配　ヵ買い気配　ケは大証、名証、地方の最終気配　・貸借銘柄　同優先は優先株、同新は新株　引受権は新株引受権

売買単位A100株　B1株（優先出資証券は1口）　C10株（VB法人、VR法人は10口）　D50株　E500株　F2000株　G3000株　K200株　無印1000株

══当日新高値（ただし権利落ち日の週内については高値でも新高値とはせず）

━━当日新安値（ただし権利落ち日の週内については安値でも新安値とはせず）

【案内】

1、掲載銘柄　東京は全銘柄、大阪は単独上場及び賑い活況銘柄、名古屋・地方は単独上場銘柄

2、新株落ちは、新株・配当落ち、新株・配当・その他権利落ちを含む。新株落ち前日比較は、新株落ち計算値との比較。配当落ちには配当・その他権利落ちを含む　いずれの場合も配当落ち、その他権利落ちは落ち分を修正しない

3、年初来株価は、その期間中に増資などがあった場合は、権利落ち後の高値、安値

4、PER（株価収益率）は予想最終損益がゼロまたは赤字の銘柄、予想PERの計算値が1000倍以上になる銘柄、持ち株会社化など統合で予想を収録していない銘柄については—。連結予想ベースの最終利益を採用。連結予想がない場合は単独予想ベースで算出。利回りは予想配当ベースで無配の銘柄は—、不動産投資信託（REIT）は実質運用期間で計算。ともに日本経済新聞の今期業績予想をもとに計算（決算未発表会社は前期推定値）

東京第2部

7月3日(月曜日)

年初来株価(円) 高値	月日	安値	月日	番コード	銘柄	株価(円) 始値	高値	安値	終値	前日比	25日移動平均	売買高(千株) 当日	6日移動平均	予想PER(倍)	利回り(%)
電気機器															
666	1/11	299	6/2	1701	昭和KDE	347	350	341	350	▲1	351	37	38	21.0	1.43
1175	2/7	677	1/4	6516	・山洋電	817	817	797	805	▲12	771	62	45	18.2	1.24
410	2/9	246	6/2	6585	サーボ	275	276	275	276	▲1	276	3	15	46.9	1.09
286	3/24	177	6/2	6591	西芝電	197	197	197	197	▲1	195	5	24	68.3	1.02
294	1/10	167	6/9	6643	・戸上電	199	199	195	199	▲3	188	21	206	12.5	1.01
340	6/30	229	2/21	6647	森尾電	335	335	328	335	▲4	309	42	80	59.7	0.90
744	3/13	326	1/19	6650	春日電	645	655	640	653	▲2	667	26	18	48.8	0.61
206	1/12	105	6/2	6709	明星電	121	123	121	122	▲2	122	115	131	61.7	—
222000	1/5	107000	6/8	6719	B富士通コン	138000	138000	136000	137000	▲1000	131280	0.034	0.064	7.9	—
363	1/11	120	6/2	6720	アリケ精	148	158	145	158	▲12	147	4661	2110	15.3	0.63
549	1/11	335	6/29	6735	D&M	355	357	353	357	▲4	377	64	88	13.9	1.40
444	1/31	307	6/12	6743	大同信	318	323	318	323	▲1	327	5	4	15.3	2.17
680	1/10	471	6/21	6747	小糸工	515	516	506	506	0	526	5	8	70.1	0.99
333	4/21	146	2/20	6772	コスモス	230	235	228	228	▲2	223	57	37	10.6	2.19
195	1/6	98	6/2	6775	東和メクス	131	131	128	129	▲2	120	344	308	17.9	1.55
242000	4/10	109000	6/2	6790	B野村スプリン	130000	130000	127000	128000	0	130600	0.135	0.199	29.4	0.55
1374	3/23	791	6/8	6823	Aリオン	1026	1026	1000	1000	▲26	938	16.0	8.3	17.6	1.50
1620	2/7	990	6/8	6826	A本多通信	1168	1170	1130	1155	▲3	1119	25.6	18.7	12.0	0.69
2285	2/9	1690	6/9	6827	A東北パイオニ	1810	1810	1781	1795	▲1	1867	15.3	35.7	17.1	0.84
3410	1/10	2280	6/2	6832	Aアオイ電子	2605	2620	2605	2620	▲5	2533	3.0	10.7	15.9	0.76
940	1/17	265	—	6835	AアライFHD	280	285	275	284	▲5	298	1005.8	1036.1	43.9	0.35
1075	1/17	570	6/9	6842	Aユニバルス	630	640	630	634	▲4	626	0.8	1.5	28.4	1.89
372	2/1	280	6/6	6848	東亜DKK	304	305	304	305	▲8	306	2	4	12.9	1.97
340	1/4	187	6/2	6878	・長野日無	215	220	215	218	▲1	219	32	41	8.8	—
975	1/10	420	6/15	6881	Aキョウデン	615	622	602	615	0	511	311.1	701.9	16.9	0.81
552	1/10	358	6/14	6894	パルステック	405	405	404	404	—	392	7	7	62.6	0.74
375	1/16	226	6/6	6897	ツインバード	—	—	—	—	—	245	—	2	—	—
2005	4/21	1450	6/14	6899	ASTI	1750	1750	1750	1750	▲15	1616	2	9	13.3	0.69
1479	1/12	953	6/8	6945	A富士フロンテク	1013	1014	986	996	▲15	1016	24.0	11.1	18.4	1.20
650	1/12	400	6/8	6946	日本アビオ	455	460	452	459	▲4	442	21	17	10.8	1.31
494	5/1	330	2/21	6950	YEデータ	414	420	414	419	▲6	401	24	15	18.4	1.91
995	1/16	760	6/9	6964	サンコー	—	—	—	—	—	791	—	3	22.9	1.83
319	3/15	181	6/2	6972	エルナー	205	206	202	203	▲2	205	27	32	11.4	—
262	1/10	173	6/9	6977	抵抗器	196	200	195	200	▲8	193	13	6	31.0	1.50
520	1/4	360	6/6	6992	国産電	410	410	410	410	0	397	1	2	19.8	1.46
69	1/10	28	6/2	6993	森電機	31	33	30	33	▲2	31	9868	2751	—	—
573	5/11	400	2/20	6994	・指月電	501	502	501	501	▲2	493	4	15	18.6	1.40
517	2/6	268	6/8	6998	タングス	337	352	335	348	▲21	315	66	34	17.0	1.72
輸送用機器・精密機器・その他製造															
645	1/6	320	6/9	5605	日動鋳	363	369	361	365	▲6	355	83	35	14.9	1.10
820	2/7	488	6/26	6042	ニッキ	515	515	515	515	▲5	517	2	5	14.7	1.94
740	3/6	380	1/19	6982	リード	610	610	610	610	▲10	567	7	9	40.0	0.82
569	2/10	350	6/6	7018	・内海造	450	450	444	444	▲9	396	31	35	27.1	1.35
1935	5/2	1200	2/21	7212	Aエフテック	1665	1665	1650	1656	▲11	1558	9.1	12.3	10.3	0.91
1390	1/10	507	5/31	7215	Aファルテック	554	563	554	560	▲5	563	6.4	3.3	22.4	—
932	2/8	360	6/8	7233	曙部品	435	438	432	438	▲3	422	10	33	10.8	0.68
1088	1/31	661	6/14	7235	A東ラジ	869	869	850	860	▲30	771	14.1	9.2	9.2	0.70
817	2/8	442	6/8	7247	ミクニ	536	540	536	540	▲5	522	14	17	10.8	2.04

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大阪第1部

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東京第1部

7月3日（月曜日）

年初来株価(円) 高値	月日	安値	月日	コード番号	銘柄	株価(円) 始値	高値	安値	終値	前日比	25日平均移動	売買高(千株) 当日	6日平均移動	予想 PER(倍)	利回り(%)
金融・保険															
483	3/30	395	6/2	8347	荘内銀	415	415	406	406	▲5	408	93	119	19.6	1.48
360	1/30	239	6/8	8349	・東北銀	278	280	278	278	▲2	271	61	68	23.9	1.80
548	3/30	428	2/23	8350	・みちのく銀	475	475	469	470	▲3	481	76	128	24.4	1.06
1276	5/9	1075	2/22	8355	・静岡銀	1243	1265	1234	1241	▲5	1174	1628	1260	24.5	0.81
909	1/4	599	6/9	8356	・十六銀	674	680	674	675	▲5	655	230	414	16.3	1.04
1773	4/6	1280	6/14	8358	・スルガ銀	1543	1575	1535	1564	22	1476	676	675	26.4	0.51
939	4/6	800	6/14	8359	・八十二	855	866	853	858	▲6	859	1154	897	19.6	0.82
955	4/6	765	6/8	8360	・山梨銀	860	876	851	870	19	833	247	170	20.9	0.57
700	1/5	450	6/9	8361	・大垣共立	527	533	522	530	▲5	530	243	233	17.5	1.13
498	1/5	367	6/8	8362	・福井銀	416	416	412	414	0	398	214	150	19.4	1.21
588	4/10	467	6/9	8363	・北国銀	509	518	507	512	▲5	510	187	220	26.9	1.12
6140	1/30	5150	6/28	8364	A清水銀	5370	5380	5330	5330	▲50	5413	3.9	6.7	20.5	1.13
929	4/6	653	6/9	8366	・滋賀銀	744	746	738	738	▲1	727	132	198	23.9	0.81
795	1/5	562	6/9	8367	・南都銀	641	653	641	650	▲1	628	27	18	19.9	0.92
897	1/31	685	5/24	8368	・百五銀	767	770	760	766	▲2	747	183	255	19.6	0.91
1490	1/5	1057	6/8	8369	・京都銀	1237	1278	1235	1265	30	1144	2124	1535	21.6	0.71
720	4/6	538	6/9	8374	・三重銀	626	636	622	635	11	604	170	159	14.9	0.94
7050	2/14	5170	6/14	8375	A池田銀	5750	5770	5680	5740	40	5478	39.0	36.7	20.4	1.13
590	2/3	385	5/25	8377	・ほくほくFG	483	484	477	479	▲1	459	4190	4524	17.6	0.42
780	1/5	606	6/8	8379	・広島銀	710	710	693	695	▲2	658	656	763	20.9	0.86
1887	4/3	1544	5/24	8380	・山口銀	1674	1686	1659	1659	▲3	1651	193	169	18.3	0.42
1285	1/5	1000	6/9	8381	・山陰合銀	1093	1093	1080	1085	▲2	1071	142	181	18.3	0.65
1881	5/2	1461	6/14	8382	・中国銀	1570	1573	1553	1554	▲6	1560	380	328	20.3	0.64
410	1/31	336	6/9	8383	・鳥取銀	356	356	342	342	▲10	367	12	15	21.2	1.46
440000	3/24	310000	6/8	8384	B東京スター	371000	371000	366000	368000	0	350520	0.671	0.787	16.4	1.36
1329	1/5	970	6/9	8385	・伊予銀	1139	1146	1130	1136	11	1087	209	458	18.3	0.66
850	3/30	664	6/9	8386	・百十四	755	755	744	746	▲4	740	181	223	27.3	0.80
606	3/31	497	6/9	8387	・四国銀	522	528	520	522	▲8	529	169	162	22.8	0.96
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不動産

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陸運・海運・空運

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倉庫・運輸関連・情報・通信

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電力・ガス

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サービス

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<優先出資証券>

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<監理ポスト>

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<整理ポスト>

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東京第2部

年初来株価(円) 高値	月日	安値	月日	コード番号	銘柄	株価(円) 始値	高値	安値	終値	前日比	25日平均移動	売買高(千株) 当日	6日平均移動	予想 PER(倍)	利回り(%)
水産・農林・建設															
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食品・繊維・パルプ・紙															
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化学・石油・ゴム・窯業

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鉄鋼・非鉄・金属・機械

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東京第1部

7月3日(月曜日)

機械

年初来株価(円) 高値	月日	安値	月日	コード番号	銘柄	株価(円) 始値	高値	安値	終値	前日比	25日平均	売買高(千株) 当日	6日平均	予想 PER(倍)	利回り(%)
1220	4/10	730	2/20	6315	ATOWA	870	881	864	881	▲11	857	2.3	13.0	169.6	—
552	4/4	277	6/8	6316	・丸山製	330	335	325	334	▲5	328	187	180	56.0	0.60
421	4/10	265	6/8	6317	・北川鉄	305	308	305	307	▲3	298	319	359	17.4	1.63
1379	4/19	918	6/8	6326	・クボタ	1100	1123	1094	1111	▲26	1019	4065	5730	18.8	0.90
2735	1/31	1980	6/21	6328	A荏原実業	2010	2060	2010	2050	▲40	2154	13.1	27.3	16.0	1.95
582	2/7	281	6/8	6331	・化工機	338	341	332	341	▲8	323	440	419	40.3	0.44
1600	2/2	1030	1/4	6332	・月島機	1432	1469	1432	1449	▲2	1438	80	48	47.2	1.04
546	3/22	321	6/8	6335	・東京機	418	423	416	420	▲2	395	179	239	34.5	1.90
1850	4/21	1202	1/18	6339	・新東工	1508	1520	1477	1486	▲38	1506	156	174	19.1	0.74
1387	1/10	930	6/29	6340	A澁谷工	979	980	947	954	▲2	982	11.0	18.1	33.6	1.05
1300	5/8	889	2/21	6345	Aアイチコーポ	1061	1088	1073	1078	▲7	1105	104.9	136.0	18.4	1.30
2875	4/3	2060	1/18	6349	・小森	2445	2480	2440	2450	▲15	2254	159	150	22.4	1.06
1479	5/15	1041	6/14	6351	・鶴見製	1150	1200	1150	1180	▲46	1164	20	23	19.1	1.36
831	5/8	610	6/14	6355	・住友精	692	697	680	692	▲10	679	129	123	21.0	1.01
462	1/16	245	6/8	6358	・酒井重	304	304	296	301	▲1	289	72	60	37.9	1.66
779	4/3	433	6/14	6361	・荏原	493	500	491	496	▲8	477	4925	4887	41.9	1.51
467	4/10	265	6/9	6362	・石井鉄	307	310	303	309	▲2	304	264	246	39.0	0.97
1009	4/20	811	6/14	6363	・酉島	897	897	889	890	▲6	883	10	14	53.2	1.35
4220	4/6	3250	6/9	6367	Aダイキン	3950	3960	3900	3910	▲60	3631	941.2	1607.5	23.7	0.56
1249	4/4	790	1/11	6368	・オルガノ	1000	1006	993	1002	▲2	1069	532	358	18.1	0.80
413	2/7	237	6/9	6369	・トヨカネツ	286	290	283	289	▲7	275	1156	926	20.4	0.87
2865	1/17	2050	6/14	6370	A栗田工	2350	2360	2285	2310	▲40	2232	742.5	430.5	26.2	0.95
924	2/2	632	6/21	6371	・椿本チ★	779	780	756	758	▲10	714	598	645	21.3	0.92
460	2/6	302	6/9	6373	・大同工	361	367	359	362	▲10	345	72	40	17.3	1.09
478	2/6	310	6/9	6374	・TCM	357	359	354	356	0	349	267	776	22.7	1.12
238	1/5	115	6/9	6375	・コンベヤ	157	158	156	157	▲1	145	129	404	67.8	—
754	5/25	405	2/20	6376	A木村化	503	508	502	503	▲1	659	227.9	578.8	94.2	0.50
817	1/30	530	6/14	6381	・アネスト岩田	630	644	630	630	▲7	614	25	41	17.5	1.59
2365	2/6	1565	6/8	6383	Eダイフク★	1918	1941	1888	1927	▲39	1753	641.0	453.5	20.9	1.19

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電気機器

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輸送用機器

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精密機器・その他製造

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商業

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金融

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国内株式

7月3日（月曜日）

東京第1部

年初来株価(円) 高値	月日	安値	月日	証券コード	銘柄	株価(円) 始値	高値	安値	終値	前日比	25日平均移動	売買高(千株) 当日	6日平均移動	予想PER(倍)	利回り(%)
水産・農林															
343	1/6	266	2/20	1301	・極洋	287	288	284	285	▲1	291	612	417	12.5	1.75
346	1/12	218	6/9	1331	・ニチロ	235	236	233	236	▲1	237	389	596	13.9	1.27
608	6/2	418	2/21	1332	A日水	578	578	557	566	▲12	577	4361.0	2891.2	17.4	1.24
358	6/7	233	2/20	1334	・マルハ本社	289	296	289	295	▲7	311	4000	4515	16.1	1.02
1830	1/10	1400	6/9	1377	Aサカタタネ	1481	1494	1476	1476	▲1	1462	39.5	40.2	83.5	1.36
1989	5/22	1750	2/21	1379	Aホクト	1890	1892	1875	1882	▲17	1878	59.3	73.5	16.5	2.39
鉱業															
320	1/16	135	6/2	1503	E住友炭	182	182	180	181	▲2	175	971.0	2016.8	24.3	—
1149	2/6	651	6/14	1515	・日鉄鉱	830	846	824	840	▲25	758	933	522	14.9	0.83
276	1/16	125	6/9	1518	・三井松島	155	156	153	154	0	153	801	2473	15.9	—
1270000	4/11	796000	6/14	1605	国際石開帝石	1010000	1020000	996000	1000000	▲10000	927920	6.264	7.932	24.3	0.63
1099	4/11	761	6/14	1661	・ガス開	877	878	855	858	▲1	838	144	170	24.9	1.17
9130	5/12	6230	6/14	1662	A石油資源	7440	7440	7260	7290	▲30	7026	116.2	179.5	24.2	0.55
建設															
435	1/27	227	6/15	1719	Aハザマ	239	248	236	246	▲11	244	766.2	646.6	11.7	1.02
289	1/16	144	6/8	1720	A東急建	163	166	163	165	▲2	161	2275.5	1665.3	30.9	0.91
1796	1/31	1225	6/14	1721	・コムシスHD	1421	1438	1421	1429	▲17	1340	519	588	19.0	1.05
7130	2/3	3570	6/28	1722	AミサワHD	3820	3990	3790	3960	▲190	4116	465.1	270.3	17.0	—
2550	3/29	1920	6/5	1762	A高松建設	2210	2255	2210	2250	▲45	2161	34.8	46.0	17.2	0.80
8700	2/7	6480	3/7	1766	A東建コーポ	8150	8290	8150	8290	▲100	7678	20.7	27.1	18.0	0.97
446	1/13	315	6/14	1780	Eヤマウラ	334	342	334	339	▲1	339	8.0	13.3	32.5	1.47
650	2/10	436	6/2	1786	Aオリ建	442	449	442	444	▲2	458	8.4	20.1	—	2.48
機械															
1388	2/6	836	6/14	6277	ホソミクロン	950	972	950	959	▲1	931	253	293	31.8	0.52
8040	4/7	5410	6/8	6278	Aユニオンツル	5760	5990	5750	5910	▲120	5885	113.6	83.2	26.3	0.68
2820	1/17	2165	6/9	6282	Aオイレス	2410	2445	2350	2370	▲30	2315	37.7	37.0	24.3	1.43
3330	1/12	2425	6/9	6287	Aサトー	2650	2675	2635	2640	▲5	2558	49.0	62.5	24.5	1.17
1465	4/27	1090	6/14	6291	Aエアーテック	1299	1317	1292	1305	▲25	1225	15.4	15.4	16.8	1.53
1378	1/4	946	6/9	6293	A日精樹脂	1063	1067	1050	1050	▲3	1057	49.9	25.9	16.1	0.95
2670	5/9	1786	1/18	6301	・コマツ	2300	2335	2285	2325	▲50	2133	5798	6149	19.4	1.03
1268	5/9	873	2/20	6302	・住友重	1063	1083	1051	1064	▲6	1007	3993	2995	20.7	0.66
3440	1/30	2250	6/14	6305	A日立建機	2775	2805	2770	2775	▲20	2580	628.5	1062.2	18.8	0.79
460	1/5	321	6/14	6306	・日工	365	387	363	380	▲24	346	77	25	59.4	1.58
3000	2/7	1505	6/8	6309	A巴工業	1960	1965	1920	1925	▲63	1763	25.8	20.7	17.8	1.56
566	3/30	355	6/21	6310	・井関農	378	392	377	391	▲15	389	3516	4155	25.3	0.77
484	4/21	351	6/9	6313	・共立	431	436	427	431	▲2	412	79	103	16.5	1.16

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日経ＱＵＩＣＫニュース社（ＮＱＮ）の記事を一部使用しています。

ウェザーニューズ　業績再評価で買われる

634円　▲36円　急伸し高値引けした。30日の大引け後に「2006年5月期の連結経常損益が約3億円の黒字に転換し、07年5月期は前期比2倍の経常増益を見込む」と発表。業績を再評価する買いが集まった。売買代金は前日比約6倍の5100万円に膨らんだ。直近の信用倍率が1.75倍で、信用買い残の重しが少なかったことが株価急伸を後押しした面もある。

6月6日に06年5月期最終損益を黒字転換の見込みから赤字見込みに下方修正して以降、株価は125円（18%）下落した。今後は07年5月期に見込む最終損益の黒字転換が達成できるかが焦点になりそう。「事業の特殊性や独自性がある点から成長の可能性はありそうだ」（カブドットコム証券の山田勉マーケットアナリスト）との指摘があった。

（4825）



東邦亜鉛　増資中止を好感し続伸

883円　▲71円　大幅続伸。6月30日の取引時間終了後に、オーバーアロットメントによる売り出しに伴う第三者割当増資を取りやめると発表。1株利益の希薄化懸念後退を好感した個人投資家中心とみられる買いが寄り付き直後から優勢だった。一時は前週末比75円高の887円まで上げ、この日の高値圏で引けた。値上がり率は8.74%と東証1部で6位だった。

売買高も約2.3倍に達した。

業種別日経平均で「非鉄」が値上がり率2位となるなど、非鉄株を物色する流れにも乗ったようだ。ただ、6月23日時点の信用倍率も4.75倍と高水準に達している。「売り残ほど買い残が減っておらず、売り方の買い戻しは一巡している」（大和証券ＳＭＢＣエクイティ企画部の西村由美課長代理）との指摘もあった。

（5707）



パイオニア　投資判断「売り推奨」で反落

1781円　▲65円　3日ぶりに反落。寄り付き直後から機関投資家や個人投資家など国内勢とみられる嫌気売りが優勢となり、一時前週末比71円安の1775円まで下げた。6月30日の取引時間終了後にゴールドマン・サックス証券が投資判断を3段階のうち最下位となる「売り推奨」に引き下げたことが材料視された。値下がり率は3.52%と東証1部で3位だった。

投資判断を引き下げたゴールドマン・サックスの藤森裕司アナリストはプラズマディスプレーパネル（ＰＤＰ）事業についてリポートで、同業他社の増産体制が7月に整うことで「価格競争が再燃するリスクが高い」と説明している。市場では「最近の株価持ち直しで、利益確定売りも出やすくなっていた」（日興コーディアル証券）との見方も出ていた。

（6773）



森精機製作所　1ヵ月ぶり2500円台乗せ

2500円　▲25円＝大証　3日続伸。個人や一部国内の機関投資家とみられる買いが優勢だった。一時は45円高の2520円まで上げ、5月30日以来、ほぼ1カ月ぶりに2500円台に乗せた。日銀がこの日発表した6月の企業短期経済観測調査（短観）で、大企業製造業の2006年度の設備投資計画が前年度比16.4%増と、前回より8.2ポイント上方修正したのを好感した。

森精機は6月30日、「航空機関連部品など比較的大きな部品を削るのに使う工作機械に参入する」と発表したのも市場は評価している。11月の展示会で発表、受注を開始する計画だ。市場では「ユーザー層の拡大につながり、新興市場国の中国、インドなどでは旅客機需要が旺盛なことから航空機は成長分野としても期待されている」（大手証券）という。

（6141）



新興3市場

ＬＴＴバイオファーマ　新技術材料にストップ高

19万1000円　▲3万円　午前に値幅制限の上限でいったん取引が成立したが、その後は再び買い気配に。大引けで380株強が比例配分されたが、なお1万7000株超の買い注文を残した。ストップ高比例配分は2日連続。6月30日に「関節リウマチなどの治療薬を注射で患部だけに集中投与する技術を開発した」と報道された。これを受けた個人らの買い注文が続いている。

新技術は2年以内の臨床試験開始を目指しており、「目先の業績に貢献するかどうかは未知数」（いちよし経済研究所の山崎清一首席研究員）。これまでの下げがきつかっただけに上昇余地があったとも言えるが、「医薬品候補の知的財産価値などから算出した妥当株価は20.9万円」（山崎氏）という声もあり上値は限られそうだ。

（4566）マザーズ



アイ・シー・エフ　子会社巡る報道に嫌気

3万8900円　▲4000円　5日続落。前場に値幅制限の下限でいったん取引が成立したものの、再び売り気配となり、大引けで比例配分された。「本体から（子会社への）多額の貸付金が焦げ付いた」と報じられたことなどが売り材料。売買代金は前週末比83%増の2億1700万円強に膨らんだ。

ネット広告やコールセンター、駐車場事業を営む。最近は投資事業へのシフトを進めつつある。6月末の株主総会で出席議決権が足りず、社長交代を含む経営再建策の承認が先延ばしされた。市場からは「投資家の不信感が増幅している」（国内証券）との声も。年初来安値を更新したが、この日はまだ、2800株強の売り注文を残している。「当面、下値を模索する展開になる」（中堅証券アナリスト）との見方もあった。

（4797）マザーズ



日経金融新聞
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スクランブル

戻り売りの壁なお厚く
信用銘柄で目立つ含み損

三日の東京株式市場で日経平均株価は三日続伸。朝方発表された日銀の企業短期経済観測調査（短観）で、景況感の改善傾向が確認された。買い安心感につながった半面、市場では上値の重さも目立った。買いの勢いは続かず、結局、六六円の小幅高で取引を終えた。

□■□

上値の重い一因は信用取引で負った個人投資家の傷が癒えないためだ。相場の重しとされた三市場の信用買い残高は、六月二十三日時点で四兆八千四百億円。今年のピークである二月上旬と比べ一兆千億円強も減少し、信用買いの整理は進みつつある。しかし個人の傷具合をみると、買い余力はまだ限られる。

信用取引で買った株式の含み損益率はマイナス一四・三四%（六月二十三日時点）と損失確定売りが出やすいとされるマイナス一〇%を四ポ強下回る。先月下旬以降の株高を受け、現時点ではマイナス一〇%前後に改善している公算はある。だが追い証（追加担保の差し入れ義務）発生懸念にからむ投げ売りが、ひとまず止まった程度との見方は少なくない。

「個人が上値を追い始めるのは、含み損率が一ケタ台前半まで縮小してから」と野村証券の藤田貴一ストラテジストはいう。個別にみていくと、個人の投資余力低下が鮮明になる。新光証券の三浦豊エクイティ情報部次長は、東証一部の信用買い残高の多い銘柄について、買い残や株価の推移をもとに投資家の平均取得価格を試算。七月三日時点の終値と比べると、残高上位三十銘柄のうち二十銘柄が取得価格を下回っていた。

取得価格からの下方乖離（かいり）率が最大なのはソフトバンクの三四%弱。通信事業を中心に材料が豊富で、値動きのよさに着目した買いが昨年秋から膨らんだ。株価は今年一月に五千百九十円まで上昇したが、その後は一転して下落基調。英ボーダフォン日本法人買収に伴う財務の悪化懸念などから、「反発局面に入るとすかさず個人の売りが出る」（国内証券）。

ゼロ金利解除に伴う利ざや改善を先取りして買いが集まった大手銀行株や、ライブドア・ショック後に業績の安定感から買われたトヨタなど大型株も取得価格を割り込む例が少なくない。「取得価格が当面の上値のフシとして意識されそう」と三浦氏は読む。戻り売りを吸収するだけの買いがあれば、株価は上値を試す余地が出てくる。しかし東証一部の一日当たり売買代金は減少傾向。日経平均が年初来高値を付けた四月上旬は三兆円前後だったが、最近は二兆円程度になっている。

□■□

市場では米金利に打ち止め感が生じれば海外勢の日本株買いが再び拡大し、売買代金も膨らむと期待する向きがあるものの、そうした見方は早計かもしれない。一九九五年二月、二〇〇〇年五月の過去二回の利上げ停止局面では、外国人は売り越しか小幅な買い越しにとどまっていた。「利上げ最終局面では景気減速懸念が高まりやすい。買いが拡大するのはその後の利下げが視野に入ってから」と大和総研の塚谷洋和マーケットアナリストは指摘する。

[illegible]



信用買い残高上位銘柄の平均取得価格と直近株価とのかい離率（▲はマイナス）

銘柄名	信用買残（億円）	平均取得価格（推計、円）	株価（円）	かい離率（%）
ソフトバンク	1,863	4,079	2,700	▲33.8
みずほＦＧ	1,299	919,817	986,000	7.2
三菱ＵＦＪ	804	1,671,545	1,620,000	▲3.1
りそなＨＤ	768	425,570	377,000	▲11.4
新日鉄	591	427	435	1.9
三井住友ＦＧ	578	1,227,094	1,230,000	0.2
トヨタ	449	6,176	5,960	▲3.5
三菱商	396	2,577	2,315	▲10.2
みずほ信	384	373	298	▲20.1
三菱自	336	257	216	▲15.9

（注）新光証券作成。6月23日時点の東証1部銘柄が対象。平均取得価格は東証発表の6月23日までの信用買い残と株価推移をもとに算出。信用買い残は制度信用のみ



（注）外国人の日本株売買動向は東証「投資主体別売買動向」をもとに作成



東証プレイバック

3日　短観で3日続伸



①寄り付き　日経平均株価は続伸で始まった。日銀が寄り付き前に発表した6月の企業短期経済観測調査（短観）は、大企業製造業の業況判断指数（ＤＩ）がプラス21と前回3月調査より1ポイント改善。素直に好感した買いが幅広く入った。買い一巡後は利益確定売りで上値が重い。

②前引け　日経平均は続伸。前引けは前週末6月30日終値に比べ74円63銭（0.48%）高の1万5579円81銭だった。6月の日銀短観で景況感の改善が示され、買い安心感から幅広い銘柄が上昇した。積極的に上値を追う動きは続かなかったが、伸び悩む場面ではすかさず買いが入った。

③大引け　日経平均は3日続伸。終値は前週末6月30日終値に比べ66円44銭（0.43%）高の1万5571円62銭だった。後場は積極的な売買が見送られ、膠着（こうちゃく）感の強い展開。ただソフトバンクや大手銀行株などが上げ幅を拡大し、相場全体の地合い改善を後押しした。

Ⅰ【凸版】（9時50分、コード7911）急反落。一時は前週末比39円安の1255円まで下げ、年初来安値（1245円）に迫った。ゴールドマン・サックス証券が6月30日付で投資判断を「中立」から「売り」に引き下げたことが材料。リポートは「株価にカラーフィルター事業を取り巻く環境が厳しい点が完全に織り込まれていない」と指摘。

Ⅱ【角川ＧＨＤ】（12時55分、コード9477）続伸。前場では前週末比250円高の4340円まで上昇する場面があり、6月1日に付けた年初来高値（4250円）を更新。後場も高値圏で推移している。三菱ＵＦＪ証券が3日付のリポートで、投資判断を5段階評価で上から2番目の「2」に新規設定したことが買い材料視されている。



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シュローダーBRICs株式ファンド
追加型株式投資信託／国際株式型（一般型）／3ヵ月決算型／自動けいぞく投資可能
［継続申込期間］平成18年1月31日～平成19年4月27日　継続申込期間は、左記期間満了前に有価証券届出書を提出することで更新されます。［お申込手数料］お買付価額に、販売会社が定める3.675%（税抜3.500%）以内の率を乗じて得た額とします。［決算日］1月、4月、7月、10月の各30日（第1回の決算日は平成18年7月31日です。）［信託報酬］純資産総額に対して年1.974%（税抜1.880%）［信託財産留保額］基準価額の0.3%
お申込みに際してのご注意　当ファンドは、株式など値動きのある証券（外国証券については為替変動リスクもあります。）に投資しますので、基準価額は変動します。したがって、金融機関の預貯金と異なり元金および利息が保証されているものではありません。当投資した資産価値の減少を含むリスクは、投資信託をご購入のお客様が負うことになります。当本資料はシュローダー投信投資顧問が作成したものです。当本資料は証券取引法に基づく開示書類ではありません。当お申込みの際は必ず投資信託説明書（交付目論見書）をご覧ください。
年4回　分配チャンス！
投資信託説明書（交付目論見書）のご請求・お申込みは
イー・トレード証券　http://www.etrade.ne.jp/
オリックス証券　http://www.orix-sec.co.jp/
荘内銀行　http://www.shonai.co.jp/
ソニー銀行　http://moneykit.net/
髙木証券　http://www.takagi-sec.co.jp/
中央証券　http://www.chuo-sec.co.jp/
水戸証券　http://www.mito.co.jp/
設定・運用は
Schroders